   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 30, 1997

                                                     REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------
                                    Form S-4

                             REGISTRATION STATEMENT
                                   UNDER THE
                             SECURITIES ACT OF 1933
                      ------------------------------------
                                  NORTEK, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                            3634                           05-0314991
 (State or other jurisdiction of  (Primary standard industrial            (I.R.S. Employer
 incorporation or organization)    classification code number)          Identification Number)


                50 KENNEDY PLAZA, PROVIDENCE, RHODE ISLAND 02903
                                 (401) 751-1600
               (Address, including zip code and telephone number
        including area code of registrant's principal executive offices)

                               KEVIN W. DONNELLY
                       VICE PRESIDENT AND GENERAL COUNSEL
                                  NORTEK, INC.
                                50 KENNEDY PLAZA
                         PROVIDENCE, RHODE ISLAND 02903
                                 (401) 751-1600
               (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                      ------------------------------------

                  Please send copies of all communications to:
                               John B. Ayer, Esq.
                                  Ropes & Gray
                            One International Place
                          Boston, Massachusetts 02110
                                 (617) 951-7000
                      ------------------------------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of the Registration Statement.
     If the only securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
                      ------------------------------------

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------
                                                       PROPOSED          PROPOSED        AMOUNT OF
TITLE OF EACH CLASS OF                 AMOUNT      MAXIMUM OFFERING MAXIMUM AGGREGATE   REGISTRATION
SECURITIES TO BE REGISTERED       TO BE REGISTERED   PRICE PER UNIT   OFFERING PRICE        FEE
------------------------------------------------------------------------------------------------------
9 1/8% Series B Senior Notes due
  2007............................   $310,000,000      99.192%         $307,495,200      $93,180.36

------------------------------------------------------------------------------------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS       SUBJECT TO COMPLETION DATED SEPTEMBER 30, 1997

                                  NORTEK, INC.

                               OFFER TO EXCHANGE
               9 1/8% SERIES B SENIOR NOTES DUE SEPTEMBER 1, 2007
                        FOR AN EQUAL PRINCIPAL AMOUNT OF
               9 1/8% SERIES A SENIOR NOTES DUE SEPTEMBER 1, 2007
                  THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M.,
               NEW YORK CITY TIME ON            , UNLESS EXTENDED
                      ------------------------------------

    Nortek, Inc., a Delaware corporation ("Nortek" or the "Company"), hereby offers (the "Exchange Offer"), upon the terms and subject to the conditions set forth in this Prospectus (the "Prospectus") and the accompanying letter of transmittal (the "Letter of Transmittal"), to exchange an aggregate principal amount of up to $310,000,000 of its 9 1/8% Series B Senior Notes due 2007 (the "Exchange Notes") of the Company for a like principal amount of the issued and outstanding 9 1/8% Series A Senior Notes due 2007 (the "Original Notes" and together with the Exchange Notes, the "Notes") from the holders (the "Holders") thereof. The form and terms of the Exchange Notes are identical in all material respects to the form and terms of the Original Notes except that the Exchange Notes will not contain terms with respect to transfer restrictions (other than those that might be imposed by state securities laws) or, except in limited circumstances, provide for the payment of Liquidated Damages (as defined).

    The Original Notes are and the Exchange Notes will be senior unsecured obligations of the Company and will rank pari passu in right of payment with all existing and future senior unsecured indebtedness of the Company and senior in right of payment to all existing and future subordinated indebtedness of the Company. The Original Notes and the Exchange Notes will be effectively subordinated to all existing and future secured indebtedness of the Company, to the extent of the value of the assets securing such indebtedness, and to all existing and future indebtedness and other obligations of the Company's subsidiaries, except in the case of unsecured indebtedness and other obligations to the extent any Subsidiary Guaranty (as defined) is then in force. At June 28, 1997, after giving effect to the Transactions (as defined) and the application of the net proceeds therefrom, the Exchange Notes would have been effectively subordinated to approximately $414.4 million of indebtedness for borrowed money, trade payables and accrued liabilities of the Company's subsidiaries. See "Description of Notes -- General." Subject to certain restrictions, the Indenture (as defined) pursuant to which the Original Notes were issued and the Exchange Notes will be issued, permits the Company and its subsidiaries to incur additional indebtedness, including indebtedness which may be secured. See "Description of Notes -- Certain Covenants."

    Interest on the Exchange Notes will be payable semi-annually on March 1 and September 1 of each year, commencing March 1, 1998. The Exchange Notes will mature on September 1, 2007. The Exchange Notes will be redeemable at the option of the Company, in whole or in part, at any time and from time to time on or after September 1, 2002 at the redemption prices set forth herein, together with accrued and unpaid interest, if any, to the date of redemption. Upon a Change of Control (as defined), holders of the Exchange Notes will have the right, subject to certain exceptions, restrictions and conditions, to require the Company to purchase all or any of their Notes at 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. See "Description of Notes."

    The Exchange Notes are being offered hereunder in order to satisfy certain obligations of the Company contained in the Registration Rights Agreement, dated August 26, 1997, among the Company and the other signataries thereto (the "Registration Rights Agreement"). The Company believes that based on interpretations by the staff of the Securities and Exchange Commission (the "Commission"), Exchange Notes issued pursuant to the Exchange Offer in exchange for Original Notes may be offered for resale, resold and otherwise transferred by each Holder thereof (other than (i) a broker-dealer who purchased Original Notes directly from the Company or any of its "affiliates" within the meaning of Rule 405 under the Securities Act of 1933, as amended (the "Securities Act"), for resale pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is such an "affiliate" of the Company) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such Holder's business and such Holder is not participating, and has no arrangement with any such person to participate, in the distribution of the Exchange Notes.

    Each broker-dealer participating in the Exchange Offer (a "Participating Broker-Dealer") that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a Participating Broker-Dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer in connection with resales of Exchange Notes received in exchange for Original Notes where such Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days, it will make this Prospectus and any amendment or supplement to this Prospectus available to any Participating Broker-Dealer for use in connection with any such resale. See "Plan of Distribution."

    The Company will not receive any proceeds from the Exchange Offer and will pay the expenses incident to the Exchange Offer. Tenders of Original Notes may be withdrawn at any time prior to the Expiration Date. In the event the Company terminates the Exchange Offer and does not accept for exchange any Original Notes, the Company will promptly return the Original Notes to the Holders thereof. See "The Exchange Offer."
                      ------------------------------------

SEE "RISK FACTORS" BEGINNING ON PAGE 20 FOR A DISCUSSION OF CERTAIN FACTORS THAT
 SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN EVALUATING THE EXCHANGE OFFER
                        AND AN INVESTMENT IN THE NOTES.
                      ------------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                     THIS PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.
                      ------------------------------------
               The date of this Prospectus is             , 1997.

     The Exchange Offer is not being made to, nor will the Company accept surrenders for Exchange Notes from, Holders of Original Notes in any jurisdiction in which the Exchange Offer or the acceptance thereof would not be in compliance with the securities or Blue Sky Laws for such jurisdiction.

     The Exchange Notes will be available initially only in book-entry form. The Company expects that the Exchange Notes issued pursuant to this Exchange Offer will be issued in the form of one or more Global Notes (as defined), which will be deposited with, or on behalf of, The Depository Trust Company (the "Depositary") and registered in its name or in the name of Cede & Co., its nominee. Beneficial interests in the Global Note representing the Exchange Notes will be shown on, and transfers thereof will be effected through, records maintained by the Depositary and its participants. After the initial issuance of the Global Note(s), Exchange Notes in certificated form will be issued in exchange for the Global Note(s) only on the terms set forth in the Indenture. See "Description of Notes -- Book-Entry, Delivery and Form."

     Prior to the Exchange Offer, there has been no public market for the Original Notes or Exchange Notes. To the extent that Original Notes are tendered and accepted in the Exchange Offer, a Holder's ability to sell untendered Original Notes could be adversely affected. If a market for the Exchange Notes should develop, the Exchange Notes could trade at a premium or discount from their principal amount. The Company does not currently intend to list the Exchange Notes on any securities exchange or to seek approval for quotation through any automated quotation system.

     The Company has been advised by Wasserstein Perrella Securities, Inc. and Bear, Stearns & Co. Inc., the initial purchasers (the "Initial Purchasers") of the Original Notes, that, following completion of the Exchange Offer, they intend to make a market in the Exchange Notes; however, such entities are under no obligation to do so and any market activities with respect to the Exchange Notes may be discontinued at any time.

     Pursuant to the Indenture, so long as any of the Notes are outstanding, whether or not the Company is subject to the reporting requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company will furnish to all holders of the Notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operation" that describes the financial condition and results of operations of the Company and its subsidiaries and, with respect to annual information only, a report thereon by the Company's independent certified public accountants and (ii) all reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports. The Company will also file a copy of all such information with the Commission for public availability (unless the Commission will not accept such filing) and make such information available to investors or prospective investors of the Notes who request it in writing.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company hereby incorporates by reference into this Prospectus the following documents or information previously filed with the Commission:

     (a) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (the "Form 10-K");

     (b) each of the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 29, 1997 and June 28, 1997;

     (c) each of the Company's Current Reports on Form 8-K filed March 5, 1997, March 13, 1997, May 5, 1997, July 29, 1997, August 27, 1997, September 10, 1997
and September 12, 1997 (collectively, the "Form 8-Ks"); and

     (d) all documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made hereby.

     Any statement contained herein or in any documents incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Prospectus to the extent that a subsequent statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST FROM ALMON C. HALL, VICE PRESIDENT, CONTROLLER AND CHIEF ACCOUNTING OFFICER AT THE COMPANY'S PRINCIPAL EXECUTIVE OFFICES LOCATED AT 50 KENNEDY PLAZA, PROVIDENCE, RHODE ISLAND 02903; TELEPHONE NUMBER: (401) 751-1600. IN ORDER TO ENSURE TIMELY DELIVERY OF SUCH DOCUMENTS, ANY REQUEST SHOULD BE MADE
BY             .

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. All reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 400, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. In addition, such reports, proxy statements and other information concerning the Company can be inspected at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     A Registration Statement on Form S-4, including amendments thereto, relating to the Exchange Notes offered hereby has been filed by the Company with the Commission. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other documents filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Exchange Notes offered hereby, reference is made to such Registration Statement, exhibits and schedules. A copy of the Registration Statement and the exhibits and schedules thereto may be inspected or obtained in the same manner set forth in the immediately preceding paragraph for the reports, proxy statements and other information referred therein.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the detailed information and financial data, including the Consolidated Financial Statements and Notes thereto, appearing elsewhere in this Prospectus and incorporated herein by reference. Unless the context otherwise indicates, references herein to (i) "Nortek" are to Nortek, Inc., a Delaware corporation, and its subsidiaries, prior to giving effect to the Acquisition (as defined below); (ii) "Ply Gem" are to Ply Gem Industries, Inc., a Delaware corporation, and its subsidiaries, prior to giving effect to the Acquisition;
(iii) the "Company" are to Nortek and its subsidiaries, including Ply Gem and its subsidiaries following and after giving effect to the Acquisition, or to Nortek as the offeree or obligor on the Notes (except as set forth in the Consolidated Financial Statements included herein); and (iv) the "Acquisition" are collectively to the Tender Offer (as defined), the Merger (as defined) and the other transactions contemplated by the Merger Agreement (as defined). See "The Acquisition."

                                  THE COMPANY

GENERAL

     The Company is a major manufacturer and distributor of building products for the residential and commercial construction, manufactured housing, do-it-yourself ("DIY") and professional remodeling and renovation markets. The Company operates principally through two core businesses: (i) the Residential Building Products Group which offers a broad range of products including built-in and ventilation products, windows, doors and siding; and (ii) the Air Conditioning and Heating ("HVAC") Products Group which manufactures and sells custom-designed systems for commercial applications and standard products for manufactured and site-built residential housing. For the twelve months ended June 28, 1997, the Company had pro forma net sales of approximately $1.8 billion and adjusted pro forma EBITDA of approximately $159.6 million. See "Unaudited Pro Forma Condensed Consolidated Financial Data."

     The Company is a Delaware corporation incorporated in 1986. The Company's common stock is quoted on the New York Stock Exchange under the symbol "NTK." Its executive offices are located at 50 Kennedy Plaza, Providence, Rhode Island 02903-2360, telephone number: (401) 751-1600.

NORTEK

     Nortek is a diversified manufacturer of residential and commercial building products, operating within two principal product groups: the Residential Building Products Group and the HVAC Products Group. Through these two product groups, Nortek manufactures and sells, primarily in the United States, Canada and Europe, a wide variety of products for the residential and commercial construction, manufactured housing, and the DIY and professional remodeling and renovation markets. The Residential Building Products Group is a leading manufacturer and distributor of built-in products primarily for the residential new construction and the DIY and professional remodeling and renovation markets. This Group is the largest supplier in the United States and Canada of range hoods, bath fans and combination units, and indoor air quality products such as continuous-ventilation systems and energy-recovery ventilators, and one of the leading suppliers in Western Europe, South America and the Middle East of luxury "Eurostyle" range hoods. Products are sold under recognized brand names, including Broan(R), Nautilus(R), Venmar(R), Rangaire(R) and Best(R). The HVAC Products Group manufactures and sells HVAC systems for custom-designed commercial applications and for manufactured and site-built residential housing markets. The Group's commercial products consist of HVAC systems which are custom-designed to meet customer specifications for commercial offices, manufacturing and educational facilities, hospitals, retail stores and governmental buildings. For the manufactured and site-built residential housing markets, the Group's products include central air conditioners, heat pumps, furnaces and a wide range of accessories. This Group markets its commercial products under the Governair(R), Mammoth(R) and Temtrol(R) brand names and its residential products under the Intertherm(R), Miller(R) and Powermiser(R) brand names. For the twelve months ended June 28, 1997, Nortek had net sales of approxi-mately $957.8 million and EBITDA of approximately $87.4 million. See "Unaudited Pro Forma Condensed Consolidated Financial Data."

PLY GEM

     Ply Gem is a major manufacturer and distributor of vinyl and wood windows and doors, vinyl siding and accessories and is a supplier of specialty wood and other related products for use in the remodeling and new construction of residential and light-commercial properties. Ply Gem operates principally through two business groups: Windows, Doors and Siding; and Wood and Decorative Products. Ply Gem targets the growing remodeling and DIY markets through the home center channel by offering a line of branded products and strong customer service capabilities. Ply Gem markets its windows, doors and siding under the following brand names: Crestline(R), Great Lakes(R), Vetter(R), Kenergy(R) and Varigrain(R). For the twelve months ended June 30, 1997, Ply Gem had net sales of approximately $802.5 million and had EBITDA of approximately $46.4 million. See "Unaudited Pro Forma Condensed Consolidated Financial Data."

                             ACQUISITION RATIONALE

     The Acquisition reinforces Nortek's strategy of developing and maintaining leading positions in selected strategic product lines within the building products industry. The Company expects the Acquisition will provide a significant opportunity to (i) expand in the growing and less cyclical remodeling and renovation markets, (ii) increase its importance as a supplier to home centers and national distributors and (iii) realize savings from the elimination of duplicative administrative expenses and the implementation of other operating efficiencies.

     Expansion in growing, less cyclical markets. The Company believes the Acquisition will accelerate its expansion into the growing remodeling and renovation markets. Ply Gem's windows, doors and siding business offers a range of products targeted towards the replacement and remodeling markets, including through the home center distribution channel. The Company believes that the frequency of renovating and remodeling activities increases with the age of a home and that such activities also often occur shortly before and after an existing home sale. According to the National Association of Homebuilders (the "NAH"), the average age of a U.S. home has increased from 23 years in 1985 to 28 years in 1995. During the same period, according to the NAH annual sales of existing homes increased 21%. Additionally, the rapid expansion of building product retail chains have made building products more accessible to "do-it-yourselfers," contributing to the overall growth in the renovation and remodeling markets. Correspondingly, between 1985 and 1995, according to the NAH expenditures on home improvements increased from $44.9 billion to $70.3 billion, or 57%. The Company also believes that by focusing on the existing home market, it reduces its exposure to cyclical fluctuations in its operations.

     Increased importance to customers. The Acquisition will broaden the Company's product offerings, which the Company believes will enhance its position within currently served distribution channels. The Acquisition will add windows, doors and siding to the Company's existing product portfolio. Accordingly, the Company believes that home centers and national distributors, two of the Company's most important customer channels, will view the Company as a broader "one-stop shopping" supplier at a time when such customers are seeking to consolidate their vendor bases. In addition, the Acquisition will permit the sale of Ply Gem's product lines through Nortek's customers serving the manufactured housing market.

     Ability to realize substantial cost savings. The Company expects to realize pre-tax annual cost savings of approximately $23.4 million, based on the last twelve months ended June 28, 1997, as a result of the Acquisition. These savings are expected to result from several actions, including: (i) the elimination of expenses associated with Ply Gem's New York headquarters; (ii) the consolidation into the Company of certain of Ply Gem's corporate functions such as legal, accounting and risk management; and (iii) the identification and rationalization of underperforming product lines. The Company believes that this annual rate of cost savings can be achieved beginning in 1998.

                               BUSINESS STRATEGY

     The Company's objective is to achieve stable profitable growth in its core building products businesses by (i) selectively expanding its portfolio of complementary product lines, (ii) developing and maintaining leadership positions in strategic products and markets, (iii) achieving a competitive advantage as a low cost producer and (iv) realizing synergies in marketing and distribution by offering a broader range of products.

     The Company intends to continue to pursue synergistic acquisitions in its core product lines in order to expand market share in its businesses. The Company believes there will continue to be opportunities to make such acquisitions that can contribute value through a combination of economies of scale, market power and breadth of distribution. In the past several years, Nortek has successfully integrated acquisitions into its existing businesses, including the addition of Rangaire L.P., Best S.p.A. and Venmar Ventilation, Inc. to its Residential Building Products Group.

     A fundamental component of the Company's business strategy is to focus on its core businesses. Accordingly, the Company takes a disciplined approach to the divestiture or discontinuation of non-strategic assets that are not market leaders and that fail to meet the Company's investment return expectations.

                                THE ACQUISITION

     On July 24, 1997, Nortek, a wholly owned subsidiary of Nortek and Ply Gem entered into an Agreement and Plan of Merger (the "Merger Agreement"). In connection with the Merger Agreement, on July 29, 1997, such Nortek subsidiary commenced a tender offer to purchase all outstanding shares of common stock, $0.25 par value per share ("Common Stock" or the "Shares"), of Ply Gem, at a price of $19.50 per share, net to the seller in cash, without interest thereon (the "Tender Offer"), upon the terms and conditions set forth in the Offer to Purchase dated July 29, 1997 (the "Offer to Purchase") and the related letter of transmittal. On August 26, 1997, Nortek's subsidiary completed the Tender Offer. Following completion of the Tender Offer, Nortek and its subsidiary collectively owned approximately 92.3% of Ply Gem's then outstanding Common Stock.

     Pursuant to the Merger Agreement, on September 4, 1997, Nortek's subsidiary was merged with and into Ply Gem (the "Merger"), with Ply Gem surviving the merger as a wholly owned subsidiary of the Company. All remaining shares of Ply Gem's Common Stock not tendered and purchased in the Tender Offer were canceled and those not owned by the Company or by shareholders exercising appraisal rights were converted into the right to receive $19.50 cash per Share. Because Nortek's subsidiary beneficially owned more than 90% of Ply Gem's outstanding Common Stock, under Delaware General Corporation Law, no vote of Ply Gem's shareholders was required to effect the Merger. See "The Acquisition."

     In addition, on the date of consummation of the Tender Offer Ply Gem refinanced a portion of its existing indebtedness through the extension of credit by a syndicate of lenders and Fleet National Bank ("Fleet"), as sole administrative agent for itself and the other lenders (the "Ply Gem Credit Facility"). The aggregate amount of the refinancing was approximately $108.9 million. See "Description of Other Obligations -- Ply Gem Credit Facility."

     The sources and uses of the financing used to complete the Acquisition and related transactions were as follows:

                                                                                    IN
                                                                                  MILLIONS
                                                                                  ------
    Sources of financing:
      Nortek cash.............................................................    $110.2
      Gross proceeds from the offering of the Original Notes..................     307.5
      Extension of credit under the Ply Gem Credit Facility...................     108.9
                                                                                  -------
                                                                                      --
         Total sources of funds...............................................    $526.6
                                                                                  =========

    Uses of financing:
      Payment for shares of Ply Gem common stock and cancellation of Ply Gem
         stock options........................................................    $310.1
      Refinancing of existing Ply Gem indebtedness............................     114.4
      Termination of Ply Gem accounts receivable securitization program.......      45.0
      Funding of termination fees under prior transaction agreement...........      12.0
      Consideration paid for termination of management agreements.............      23.5
      Fees, expenses and other costs related to the Transactions..............      21.6
                                                                                  -------
                                                                                      --
         Total uses of funds..................................................    $526.6
                                                                                  =========

                               THE EXCHANGE OFFER

     The Exchange Offer relates to the exchange of up to $310 million aggregate principal amount of Exchange Notes for an equal aggregate principal amount of Original Notes. The Exchange Notes will be obligations of the Company entitled to the benefits of the Indenture relating to the Original Notes. The form and terms of the Exchange Notes are substantially the same as the form and terms of the Original Notes except that the Exchange Notes have been registered under the Securities Act, and hence are not entitled to the benefits of certain registration rights (the "Registration Rights") granted under the Registration Rights Agreement and are not entitled to payment of Liquidated Damages (as defined) (except in certain limited circumstances set forth in the Registration Rights Agreement).

Registration Rights
Agreement..................  The Company and the Initial Purchasers entered into the Registration Rights Agreement which grants the Holders of the Original Notes certain exchange and registration rights. The Exchange Offer made hereby is intended to satisfy such exchange rights. See "The Exchange Offer -- Registration Rights; Liquidated Damages."

The Exchange Offer.........  $1,000 principal amount of Exchange Notes will be issued in exchange for each $1,000 principal amount of Original Notes validly tendered pursuant to the Exchange Offer. As of the date hereof, $310 million in aggregate principal amount of Original Notes are outstanding. The Company will issue the Exchange Notes to tendering Holders of Original Notes on or promptly after the Expiration Date (as defined).

Resale of the Exchange
Notes......................  Based on an interpretation by the staff of the
                             Commission set forth in no-action letters issued to third parties, the Company believes that Exchange Notes issued pursuant to the Exchange Offer in exchange for Original Notes may be offered for resale, resold and otherwise transferred by any Holder thereof (other than (i) a broker-dealer who purchased such Original Notes directly from the Company or any of its "affiliates" within the meaning of Rule 405 under the Securities Act for resale pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is such an "affiliate" of the Company) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the Holder is acquiring the Exchange Notes in its ordinary course of business and is not participating, and has no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes. Holders of Original Notes wishing to accept an Exchange Offer must represent to the Company that such conditions have been met. In the event that the Company's belief is inaccurate, Holders of Exchange Notes who transfer Exchange Notes in violation of the prospectus delivery provisions of the Securities Act and without an exemption from registration thereunder may incur liability under the Securities Act. The Company does not assume or indemnify Holders against such liability.

                             A Participating Broker-Dealer that receives
                             Exchange Notes in exchange for Original Notes held for its own account, as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. Although such Participating Broker-Dealer may be an "underwriter" within the meaning of the Securities Act, the Letter of Transmittal states that by so acknowledging and by delivering a prospectus, such Participating Broker-Dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus may be used by a Participating Broker-Dealer in connection with resales of Exchange Notes received in exchange for Original Notes. The Company has agreed that, for a period of 180 days, it will make this Prospectus and any amendment or supplement to this Prospectus available to any Participating Broker-Dealer for use in connection with any such resales. See "Plan of Distribution."

                             The Exchange Offer is not being made to, nor will the Company accept surrenders for exchange from, Holders of Original Notes in any jurisdiction in which this Exchange Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

Expiration Date............  5:00 p.m., New York City time, on [          ],
                             unless the Exchange Offer is extended by the Company in its sole discretion, in which case the term "Expiration Date" means the latest date and time to which the Exchange Offer is extended. See
                             "The Exchange Offer -- Expiration Dates;
                             Extensions; Amendments."

Conditions to the
  Exchange Offer...........  The Exchange Offer is subject to certain customary conditions, which may be waived by the Company. See "The Exchange Offer -- Conditions of the Exchange Offer."

Procedures for Tendering
  Original Notes...........  Each Holder of Original Notes wishing to accept the
                             Exchange Offer must complete, sign and date the accompanying Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with the Original Notes and any other required documentation to the Exchange Agent (as defined) at the address set forth herein. By executing a Letter of Transmittal, each Holder will represent to the Company that, among other things,
                             (i) the Exchange Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such Exchange Notes, whether or not such person is the Holder, (ii) neither the Holder nor any such other person has any arrangement or understanding with any person to participate in the distribution of such Exchange Notes and that such Holder is not engaged in, and does not intend to engage in, a distribution of Exchange Notes, and (iii) that neither the Holder nor any such other person is an "affiliate," as defined in Rule 405 under the Securities Act, of the Company. See "The Exchange Offer -- Procedures for Tendering."

Special Procedures for
  Beneficial Holders.......  Any beneficial owner whose Original Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender in the Exchange Offer should contact such registered Holder promptly and instruct such registered Holder to tender on such beneficial owner's behalf. A form of Instruction to Registered Holder from Beneficial Owner is included with the applicable Letter of Transmittal enclosed with this Prospectus for the convenience of such beneficial owners. See "The Exchange
                             Offer -- Procedures for Tendering."

Guaranteed Delivery
  Procedures...............  Holders of Original Notes who wish to tender their
                             Original Notes and whose Original Notes are not immediately available or who cannot deliver their Original Notes, the Letter of Transmittal, as the case may be, or any other documents required by such Letter of Transmittal to the Exchange Agent (or comply with the procedures for book-entry transfer) prior to the Expiration Date must tender their Original Notes according to the guaranteed delivery procedures set forth in "The Exchange Offer -- Guaranteed Delivery Procedures."

Untendered Notes...........  Following the consummation of the Exchange Offer,
                             Holders of Original Notes eligible to participate but who do not tender their Original Notes will not have any further exchange rights, and such Original Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for such Original Notes could be adversely affected by the Exchange Offer.

Consequences of Failure to
  Exchange.................  The Original Notes that are not exchanged pursuant to the Exchange Offer will remain restricted securities. Accordingly, such Original Notes may be resold only (i) to the Company, (ii) pursuant to Rule 144A or Rule 144 under the Securities Act or pursuant to some other exemption under the Securities Act, (iii) outside the United States in compliance with Regulation S of the Securities Act, or (iv) pursuant to an effective registration statement under the Securities Act. See "The Exchange Offer -- Consequences of Failure to Exchange."

Shelf Registration
Statement..................  In the event that any changes in law or the applicable interpretations of the staff of the Commission do not permit the Company to effect the Exchange Offer, or upon the request of a Holder of Transfer Restricted Securities (as defined) under certain circumstances or if the Exchange Offer is not for any other reason consummated within 180 days of the date on which the Original Notes were issued, the Company has agreed pursuant to the Registration Rights Agreement to register the Original Notes issued by it on a shelf registration statement (the "Shelf Registration Statement") and use its best efforts to cause it to be declared effective by the Commission. The Company has agreed to use its reasonable best efforts to maintain the effectiveness of the Shelf Registration Statement for a period of two years or, if sooner, until the date on which the securities covered by the Shelf Registration Statement have been sold or cease to be outstanding.

Withdrawal Rights..........  Tenders may be withdrawn at any time prior to 5:00
                             p.m., New York City time, on the Expiration Date. See "The Exchange Offer -- Withdrawal of Tenders."

Acceptance of Original
Notes and Delivery of
  Exchange Notes...........  Subject to certain conditions, the Company will accept for exchange any and all Original Notes which are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange Notes issued pursuant to the Exchange Offer will be delivered promptly following the Expiration Date. See "The Exchange Offer -- Terms of the Exchange Offer."

Federal Tax
Consideration..............  The exchange pursuant to the Exchange Offer will generally not be a taxable event for federal income tax purposes. See "Certain Federal Tax Considerations."

Use of Proceeds............  There will be no cash proceeds to the Company from the exchange pursuant to the Exchange Offer.

Exchange Agent.............  State Street Bank and Trust Company.

                   SUMMARY DESCRIPTION OF THE EXCHANGE NOTES

General....................  The form and terms of the Exchange Notes are substantially the same as the form and terms of the Original Notes except that (i) the Exchange Notes bear a Series B designation, (ii) the Exchange Notes have been registered under the Securities Act and, therefore, will generally not bear legends restricting the transfer thereof (other than those that might be imposed by state securities laws) and
                             (iii) the Exchange Notes will not provide for the payment of Liquidated Damages (except in certain limited circumstances set forth in the Registration Rights Agreement). See "The Exchange
                             Offer -- Registration Rights; Liquidated Damages." The Exchange Notes will evidence the same debt as the Original Notes and will be entitled to the benefits of the Indenture. As used herein, the term "Notes" refers collectively to the Exchange Notes and the Original Notes.

Securities Offered.........  $310,000,000 aggregate principal amount of 9 1/8%
                             Series B Senior Notes due 2007.

Interest Rate and
  Payment Dates............  Interest on the Exchange Notes will accrue at the rate of 9 1/8% per annum, payable semi-annually in arrears on March 1 and September 1 of each year, commencing March 1, 1998.

Maturity...................  September 1, 2007.

Redemption.................  The Exchange Notes may be redeemed at the Company's option, in whole or in part, at any time and from time to time, on and after September 1, 2002, initially at 104.563% of principal amount and thereafter at prices declining to 100% from and after September 1, 2005, plus accrued and unpaid interest, if any, to the date of redemption. See "Description of Notes -- Optional Redemption."

Change of Control..........  Upon a Change of Control (as defined), holders of the Exchange Notes will have the right, subject to certain restrictions and conditions, to require the Company to purchase all or any part of their Exchange Notes at 101% of the principal amount thereof, plus accrued and unpaid interest, if any (the "Change of Control Payment"), to the date of purchase. If a Change of Control were to occur, there can be no assurance that the Company would have sufficient funds to make the Change of Control Payment with respect to all Notes tendered by holders thereof. In addition, the Company's ability to make such payment may be limited by the terms of borrowing and other agreements applicable to the Company or its subsidiaries. See "Description of Notes -- Change of Control" and "Description of Other Obligations."

Ranking....................  The Exchange Notes will be senior unsecured obligations of the Company and will rank pari passu in right of payment with all existing and future senior unsecured indebtedness of the Company and senior in right of payment to all existing and future subordinated indebtedness of the Company. The Exchange Notes will be effectively subordinated to all existing and future secured indebtedness of the Company, to the extent of the value of the assets securing such indebtedness, and to all existing and future indebtedness and other obligations of the Company's subsidiaries (including Ply Gem and its subsidiaries), except in the case of unsecured indebtedness and other obligations to the extent any Subsidiary Guaranty is then in force. Subject to certain restrictions, the indenture pursuant to which the Exchange Notes will be issued (the "Indenture") permits the Company and its subsidiaries to incur additional indebtedness, including senior indebtedness which may be secured, and other liabilities. At June 28, 1997, after giving effect to the Transactions (as defined), the Exchange Notes would have been effectively subordinated to approximately $414.4 million of indebtedness for borrowed money, trade payables and accrued liabilities of the Company's subsidiaries. See "Description of
                             Notes -- General."

Certain Restrictive
Covenants..................  The Indenture contains certain covenants that limit the ability of the Company and its Restricted Subsidiaries (as defined) to, among other things, pay dividends, repurchase capital stock or make certain other Restricted Payments (as defined), incur additional Indebtedness (as defined), issue preferred stock of Restricted Subsidiaries, make certain Investments (as defined) and consummate certain mergers, consolidations or sales of assets. Upon certain Asset Sales (as defined), the Company will be required in certain circumstances to offer to apply certain proceeds thereof to purchase the Notes. However, all of these limitations and prohibitions are subject to a number of important qualifications and exceptions. See "Description of Notes -- Certain Covenants."

                                  RISK FACTORS

     Prospective purchasers of the Notes should consider carefully all of the information included in this Prospectus and, in particular, should evaluate the specific factors set forth under "Risk Factors."

                   SUMMARY UNAUDITED PRO FORMA FINANCIAL DATA

     The following table sets forth summary as adjusted consolidated financial data of Nortek, historical consolidated financial data of Ply Gem and pro forma and adjusted pro forma consolidated financial data of the Company. The as adjusted, historical, pro forma and adjusted pro forma consolidated financial data should be read in conjunction with the audited and unaudited Consolidated Financial Statements and the Notes thereto, the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the information contained in "Unaudited Pro Forma Condensed Consolidated Financial Data" included elsewhere herein.

     The unaudited pro forma consolidated statement of operations data and other consolidated data for the year ended December 31, 1996 and the six months and twelve months ended June 28, 1997 give effect to (i) the Acquisition, the issuance and sale of the Original Notes (the "Offering"), extension of credit under the Ply Gem Credit Facility (as defined) to refinance certain existing indebtedness of Ply Gem and the termination of Ply Gem's accounts receivable securitization program (collectively, the "Transactions"), (ii) the issuance of the 9 1/4% Senior Notes due 2007 (the "9 1/4% Notes") and (iii) a portion of the Estimated Cost Reductions (as defined) which are directly attributable to the Acquisition, as if all of the foregoing had occurred on January 1, 1996. The unaudited adjusted pro forma consolidated statement of operations data and other consolidated data for the year ended December 31, 1996 and the six and twelve months ended June 28, 1997 give effect to (i) the Transactions, (ii) the issuance of the 9 1/4% Notes and (iii) all of the Estimated Cost Reductions, as if all of the foregoing had occurred on January 1, 1996. The summary unaudited pro forma consolidated balance sheet data of the Company as of June 28, 1997 gives effect to the Transactions as if they occurred on that date.

     The accompanying unaudited as adjusted, pro forma and adjusted pro forma consolidated financial data are presented for illustrative purposes only and are not necessarily indicative of the financial position or results of operations which would actually have been reported had the above transactions been in effect during the periods presented or which may be reported in the future. The results of operations of the six months ended June 28, 1997 are not necessarily indicative of the results of operations to be expected for the full year.

     See "Unaudited Pro Forma Condensed Consolidated Financial Data" and "The Acquisition."

                                                   TWELVE MONTHS ENDED JUNE 28, 1997
                                      -----------------------------------------------------------
                                                                                      ADJUSTED
                                          NORTEK        PLY GEM       PRO FORMA       PRO FORMA
                                      AS ADJUSTED(5)   HISTORICAL   COMPANY(6)(7)   COMPANY(7)(8)
                                      --------------   ----------   -------------   -------------
                                            (AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
        CONSOLIDATED STATEMENT OF
          OPERATIONS DATA:
        Net sales...................      $957.8         $802.5       $ 1,760.3       $ 1,760.3
        Gross profit................       262.6          153.6           411.7           411.7
        Operating earnings..........        64.2           30.6           101.4           116.9
        Interest expense, net.......       (34.8)          (6.6)          (74.1)          (74.1)
        Net earnings................        18.5           11.0            13.0            23.1
        Net earnings per share......        1.84                           1.29            2.30
        OTHER CONSOLIDATED DATA:
        Capital expenditures........      $ 23.5         $ 26.8       $    50.3       $    50.3
        Depreciation and
          amortization..............        24.3           15.8            46.2            45.4
        EBITDA(1)...................        87.4           46.4           144.9           159.6
        Ratio of earnings to fixed
          charges(2)................         1.7x                           1.3x            1.5x
        Ratio of EBITDA to interest
          expense, net..............                                        2.0             2.2
        Ratio of net debt to
          EBITDA(3).................                                        5.0             4.6

                                YEAR ENDED DECEMBER 31, 1996                           SIX MONTHS ENDED JUNE 28, 1997
                    -----------------------------------------------------   -----------------------------------------------------
                      NORTEK                                  ADJUSTED        NORTEK                                  ADJUSTED
                        AS         PLY GEM     PRO FORMA      PRO FORMA         AS         PLY GEM     PRO FORMA      PRO FORMA
                    ADJUSTED(5)   HISTORICAL   COMPANY(6)   COMPANY(7)(8)   ADJUSTED(5)   HISTORICAL   COMPANY(6)   COMPANY(7)(8)
                    -----------   ----------   ----------   -------------   -----------   ----------   ----------   -------------
                                                   (AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED
  STATEMENT OF
  OPERATIONS DATA:
Net sales.........    $ 969.8     77$4.9...     $1,744.7      $ 1,744.7       $ 469.2       $381.7       $850.9        $ 850.9
Gross profit......      259.9        148.5         403.9          403.9         126.7         68.3        192.7          192.7
Operating
  income..........       60.1         29.0          93.2          106.8          29.9          8.8         43.0           50.7
Interest expense,
  net.............      (37.0)        (6.8)        (74.6)         (74.6)        (16.6)        (3.6)       (37.1)         (37.1)
Net earnings......       13.9         10.5           6.6           15.4           8.7          2.0          3.2            8.2
Net earnings per
  share...........       1.30                        .62           1.44           .88                       .32            .83
OTHER CONSOLIDATED
  DATA:
Capital
  expenditures....    $  22.2       $ 17.6      $   39.8      $    39.8       $   8.9       $ 17.8       $ 26.7        $  26.7
Depreciation and
  amortization....       23.7         15.0          45.0           44.2          12.4          8.4         23.9           23.5
EBITDA(1).........       82.6         44.0         135.2          148.0          41.7         17.2         65.5           72.8
Ratio of earnings
  to fixed
  charges(2)......        1.5x                       1.2x           1.4x          1.6x                      1.1x           1.3x

                                                                       JUNE 28, 1997
                                                                     ------------------
                                                                     ACTUAL   PRO FORMA
                                                                     ------   ---------
        CONSOLIDATED BALANCE SHEET DATA:
        Cash, cash equivalents and marketable securities(4)........  $231.1   $  128.6
        Working capital............................................   309.5      353.2
        Total assets...............................................   773.0    1,297.2
        Total debt.................................................   426.8      856.0
        Stockholders' investment...................................   121.1      121.1

---------------

(1) "EBITDA" is operating earnings plus depreciation and amortization (other than amortization of deferred debt expense and debt discount). EBITDA differs from Consolidated Cash Flow as defined in the Indenture. See "Description of Notes -- Certain Definitions." EBITDA should not be considered as an alternative to net earnings as a measure of the Company's operating results or to cash flows as a measure of liquidity. EBITDA principally differs from net increase (decrease) in unrestricted cash and cash equivalents shown on the Consolidated Statement of Cash Flows of the Company, prepared in accordance with generally accepted accounting principles, in that EBITDA does not reflect capital expenditures, borrowings, principal and interest payments under debt and capital lease obligations, income tax payments and cash flows from other operating, investing and financing activities.

(2) For purposes of calculating this ratio, "earnings" consist of earnings from continuing operations before provision for income taxes and fixed charges. "Fixed charges" consist of interest expense and the estimated interest portion of rental payments on operating leases.

(3) For purposes of calculating this ratio, "net debt" consists of total debt less cash, cash equivalents and marketable securities.

(4) Includes approximately $5.7 million of restricted investments and marketable securities at June 28, 1997 (actual and pro forma). See "Unaudited Pro Forma Condensed Consolidated Financial Data."

(5) Adjusted to give effect to the issuance of the 9 1/4% Notes as if such issuance had occurred on January 1, 1996. The actual issuance of the 9 1/4% Notes took place in March 1997. See "Unaudited Pro Forma Condensed Consolidated Financial Data."

(6) The pro forma Company consolidated statement of operations data and other consolidated data give effect to a portion of the Estimated Cost Reductions which are directly attributable to the Acquisition. See Note (o) of Notes to the Unaudited Pro Forma Condensed Consolidated Financial Data. Such cost reductions represent an estimate. Actual results could differ materially from those presented.

(7) The Acquisition is accounted for under the purchase method of accounting. The summary unaudited pro forma and adjusted pro forma consolidated financial data have been prepared utilizing a preliminary purchase price allocation. The preliminary purchase price allocation is subject to refinement until all pertinent information regarding the Acquisition is obtained and accordingly the amounts presented herein are subject to change.

(8) The adjusted pro forma Company consolidated statement of operations data and other consolidated data give effect to all of the Estimated Cost Reductions (including those referred to in Note (6) above). See Note (t) of Notes to the Unaudited Pro Forma Condensed Consolidated Financial Data. Such cost reductions represent an estimate. Actual results could differ materially from those presented.

                                  NORTEK, INC.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following summary consolidated financial data for each of the five years in the period ended December 31, 1996 have been derived from the consolidated financial statements of Nortek which were audited by Arthur Andersen LLP, independent public accountants. The following summary consolidated financial data at June 28, 1997 and for the six months ended June 29, 1996 and June 28, 1997 have been derived from the unaudited consolidated financial statements of Nortek, which reflect in the opinion of Nortek, all adjustments of a normal recurring nature necessary for a fair statement of the interim periods presented. The following summary consolidated financial data should be read in conjunction with the audited and unaudited Consolidated Financial Statements and Notes thereto and the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

                                                                                       SIX MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,             -------------------
                                         ------------------------------------------   JUNE 29,   JUNE 28,
                                          1992     1993     1994     1995     1996      1996       1997
                                         ------   ------   ------   ------   ------   --------   --------
                                                 (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA(1):
Net sales..............................  $800.0   $744.1   $737.2   $776.2   $969.8    $481.2     $469.2
Gross profit...........................   204.8    211.6    216.8    201.3    259.9     124.0      126.7
Operating earnings.....................  20.4..     30.3     50.0     41.1     60.1      25.8       29.9
Interest expense, net..................   (24.8)   (23.3)   (20.9)   (18.8)   (24.8)    (12.7)     (14.1)
Net earnings (loss)(2).................   (24.2)   (20.8)    17.8     15.0     22.0       8.2       10.4
Net earnings (loss) per share..........   (1.92)   (1.66)    1.39     1.19     2.05       .73       1.05
OTHER CONSOLIDATED DATA:
Capital expenditures...................  $  8.8   $ 10.8   $ 19.4   $ 17.3   $ 22.2    $  7.6     $  8.9
Depreciation and amortization..........    23.6     20.7     18.0     19.0     23.7      11.8       12.4
EBITDA from operations(3)..............    42.5     49.6     66.7     59.0     82.6      36.9       41.7
Ratio of earnings to fixed
  charges(4)...........................      --       --      2.0x     1.9x     2.1x      1.8x       1.8x
Ratio of EBITDA from operations to
  interest expense, net................     1.7      2.1      3.2      3.1      3.3       2.9        3.0

                                                                          JUNE 28, 1997
                                                                          -------------
        CONSOLIDATED BALANCE SHEET DATA:
        Cash, cash equivalents and marketable securities(5).............     $ 231.1
        Working capital.................................................       309.5
        Total assets....................................................       773.0
        Total debt......................................................       426.8
        Stockholders' investment........................................       121.1

---------------

(1) Acquisitions have been accounted for under the purchase accounting method and dispositions have been accounted for as described in Note 2 of the Notes to Consolidated Financial Statements of Nortek included elsewhere herein.

(2) On January 2, 1992, a Nortek subsidiary, Dixieline Products, Inc. ("Dixieline"), sold the assets of L.J. Smith, Inc. and recognized a pre-tax gain on the sale of approximately $8.0 million ($.34 per share, net of tax). On October 2, 1992, Nortek sold its wholly-owned subsidiary Bend Millwork Systems, Inc. ("Bend") and recognized a pre-tax loss in 1992 of approximately $22.5 million ($1.60 per share, net of tax). In the third quarter of 1993, Nortek provided a pre-tax valuation reserve of approximately $20.3 million to reduce Nortek's net investment in Dixieline to estimated net realizable value. On March 31,

    1994, Nortek sold all the capital stock of Dixieline for approximately $18.8 million in cash and $6.0 million in preferred stock of the purchaser. No additional loss in 1994 was incurred in connection with this sale. In January 1995, Nortek paid approximately $1.8 million ($.14 per share, net of tax) as a final purchase price adjustment related to the sale of Bend and recorded a charge to pre-tax earnings in the fourth quarter of 1994.

(3) "EBITDA" is operating earnings plus depreciation and amortization (other than amortization of deferred debt expense and debt discount). EBITDA differs from Consolidated Cash Flow as defined in the Indenture. See "Description of Notes -- Certain Definitions." EBITDA should not be considered as an alternative to net earnings as a measure of Nortek's operating results or to cash flows as a measure of liquidity. EBITDA principally differs from net increase (decrease) in unrestricted cash and cash equivalents shown on the Consolidated Statement of Cash Flows of Nortek, prepared in accordance with generally accepted accounting principles, in that EBITDA does not reflect capital expenditures, borrowings, principal and interest payments under debt and capital lease obligations, income tax payments and cash flows from other operating, investing and financing activities.

(4) For purposes of calculating this ratio, "earnings" consist of earnings before provision for income taxes and fixed charges. "Fixed charges" consist of interest expense and the estimated interest portion of rental payments on operating leases. Such earnings were insufficient to cover fixed charges by approximately $18.0 million and approximately $11.6 million for the years ended December 31, 1992 and 1993, respectively.

(5) Includes approximately $5.7 million of restricted investments and marketable securities at June 28, 1997. See Consolidated Financial Statements of Nortek included elsewhere herein.

                            PLY GEM INDUSTRIES, INC.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following summary consolidated financial data for each of the five years in the period ended December 31, 1996 have been derived from the consolidated financial statements of Ply Gem which were audited by Grant Thornton LLP, independent public accountants. The following summary consolidated financial data at June 30, 1997 and for the six months ended June 30, 1996 and 1997 have been derived from unaudited consolidated financial statements of Ply Gem, which reflect in the opinion of Ply Gem, all adjustments of a normal recurring nature necessary for a fair statement of the interim periods presented. The following summary consolidated financial data should be read in conjunction with the audited and unaudited Consolidated Financial Statements and the Notes thereto and the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

                                                                                                           SIX MONTHS ENDED
                                                                  YEAR ENDED DECEMBER 31,                --------------------
                                                       ----------------------------------------------    JUNE 30,    JUNE 30,
                                                        1992      1993      1994      1995      1996       1996        1997
                                                       ------    ------    ------    ------    ------    --------    --------
                                                                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Net sales..........................................  $632.6    $731.5    $808.9    $755.2    $774.9     $354.1      $381.7
  Gross profit.......................................   130.1     139.5     155.6     124.6     148.5       63.2        68.3
  Operating income (loss)(1)(2) .....................    22.5      26.9      (4.1)     (1.5)     29.0        7.2         8.8
  Interest expense, net..............................    (9.6)    (10.1)     (7.5)     (6.6)     (6.8)      (3.8)       (3.6)
  Net income (loss)(3)...............................     6.3       9.7      (8.5)     (7.4)     10.5        1.5         2.0
  Net income (loss) per share........................     .56       .75      (.62)     (.51)      .74        .11         .14
OTHER CONSOLIDATED DATA:
  Capital expenditures...............................  $ 17.1    $ 20.5    $ 23.0    $ 27.8    $ 17.6     $  8.6      $ 17.8
  Depreciation and amortization .....................    11.8      12.2      13.4      14.2      15.0        7.6         8.4
  EBITDA(4)..........................................    34.3      39.1      50.3      24.6      44.0       14.8        17.2
  Ratio of EBITDA to interest expense................     3.6x      3.9x      6.7x      3.7x      6.5x       3.9x        4.8x

                        CONSOLIDATED BALANCE SHEET DATA:                 JUNE 30, 1997
                                                                         -------------
            Cash and cash equivalents..................................     $   8.0
            Working capital............................................       117.9
            Total assets...............................................       358.5
            Total debt.................................................       121.7
            Stockholders' equity.......................................       147.2

---------------
(1) During the fourth quarter of 1995, Ply Gem adopted SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of " and recorded a non-cash pre-tax charge of approximately $12 million related to the write down of an information system and certain machinery and equipment.

(2) During 1994, Ply Gem recorded non-recurring charges of approximately $41.0 million consisting of approximately $29.1 million related to a restructuring program and approximately $11.9 million for unusual items consisting of the write down of certain intangible assets and discontinued products. During the first six months of 1997, Ply Gem recorded a nonrecurring charge of $2.9 million related to certain merger costs. Additionally, during 1996 and for the six months of 1997, Ply Gem recorded merger expenses of $0.8 and $.05 million, respectively, which are recorded in selling, general and administrative expenses.

(3) Ply Gem has a program which allows for the sale of undivided fractional interests in a pool of eligible accounts receivable to a financial institution with limited recourse. The program costs of approximately $3.5 million, approximately $3.2 million, approximately $1.9 million, approximately $1.5 million and approximately $1.5 million for the years ended December 31, 1996, 1995, 1994, 1993 and 1992, respectively, and approximately $1.6 million and approximately $1.0 million for the six months ended June 30, 1997 and 1996, respectively, have been classified as other expense.

(4) "EBITDA" is operating income (loss) plus depreciation and amortization and excludes write down of long-lived assets and non-recurring charges. EBITDA should not be considered as an alternative to net income as a measure of Ply Gem's operating results or to cash flows as a measure of liquidity. EBITDA principally differs from net increase (decrease) in cash and cash equivalents shown on the Consolidated Statement of Cash Flows of Ply Gem, prepared in accordance with generally accepted accounting principles, in that EBITDA does not reflect capital expenditures, borrowings, principal and interest payments under debt and capital lease obligations, income tax payments and cash flows from other operating, investing and financing activities.

                                  RISK FACTORS

     Prospective purchasers of the Exchange Notes should carefully review and consider, among other things, the factors set forth below, as well as the other information included in this Prospectus, before making an investment in the Exchange Notes.

SUBSTANTIAL LEVERAGE

     The Company has a substantial amount of debt. After giving effect to the Transactions, as of June 28, 1997, the Company would have had approximately $856.0 million of consolidated debt and a debt to equity ratio of 7.1 to 1. See "Capitalization" and "Description of Other Obligations."

     The degree to which the Company is leveraged could have important consequences to Holders of the Notes, including the following: (i) the Company's ability to obtain additional financing in the future for refinancing indebtedness, acquisitions, working capital, capital expenditures or other purposes may be impaired, (ii) funds available to the Company for its operations and general corporate purposes or for capital expenditures will be reduced as a result of the dedication of a substantial portion of the Company's consolidated cash flow from operations to the payment of the principal and interest on its indebtedness, (iii) the Company may be more highly leveraged than certain of its competitors, which may place it at a competitive disadvantage, (iv) the agreements governing the Company's and its subsidiaries' long-term indebtedness (including indebtedness under the 9 7/8% Senior Notes due 2004 (the "9 7/8% Notes"), the 9 1/4% Notes, the Ply Gem Credit Facility (as defined) and the Notes) and bank loans contain certain restrictive financial and operating covenants, including, in the case of certain indebtedness of subsidiaries, certain covenants that restrict the ability of the Company's subsidiaries to pay dividends or make other distributions to the Company (see "Description of Other Obligations"), (v) an event of default (not cured or waived) under financial and operating covenants contained in the Company's or its subsidiaries' debt instruments, including the Indenture, could occur and have a material adverse effect on the Company, (vi) certain of the borrowings under debt agreements of the Company's subsidiaries have floating rates of interest, which causes the Company and its subsidiaries to be vulnerable to increases in interest rates and
(vii) the Company's substantial degree of leverage could make it more vulnerable to a downturn in general economic conditions.

     The terms of the Indenture allow for the incurrence of additional Indebtedness (as defined). Except as set forth below, the incurrence of additional Indebtedness is limited by certain conditions, including compliance with a Consolidated Cash Flow Coverage Ratio (as defined) of 2.0 to 1.0, pro forma for, among other things, the incurrence of additional Indebtedness. As of June 28, 1997, after giving effect to the Transactions, the Company would have been significantly limited in its ability to incur additional Indebtedness based on compliance with the Consolidated Cash Flow Coverage Ratio. The Company and its Restricted Subsidiaries (as defined) may incur specified levels of additional Indebtedness without regard to compliance with the Consolidated Cash Flow Coverage Ratio or any other financial ratio or covenant in the Indenture. The Indenture places no restriction on the incurrence of Indebtedness by any of the Company's Unrestricted Subsidiaries (as defined). As of the date of this Prospectus, the Company does not have any Unrestricted Subsidiaries. See "Description of Notes." In the event the Company or its subsidiaries were to incur additional Indebtedness, whether for acquisitions, investment in its business or other general corporate purposes, the Company's leverage could increase, which in turn could make it more susceptible to the factors described above.

     The ability of the Company and its subsidiaries to make principal and interest payments under long-term indebtedness (including the Notes) and bank loans will be dependent upon their future performance, which is subject to financial, economic and other factors affecting the Company and its subsidiaries, some of which are beyond their control. There can be no assurance that the current level of operating results of the Company and its subsidiaries will continue or improve. The Company believes that it will need to access the capital markets in the future in order to provide the funds necessary to repay a significant portion of its indebtedness. There can be no assurance that any such refinancing will be possible or that any additional financing can be obtained, particularly in view of the Company's anticipated high levels of debt and the debt incurrence restrictions under its existing debt agreements, including the Indenture. If no such refinancing or additional financing were available, the Company and/or its subsidiaries could default on their respective debt obligations. In such case, virtually all other debt of the Company and its subsidiaries, including payments to be made under the Notes, could become immediately due and payable.

SECURED INDEBTEDNESS

     The Indenture permits the Company to incur certain indebtedness secured by a lien on assets of the Company (including indebtedness which may be incurred under the Company Credit Facility (as defined) and the Ply Gem Credit Facility). The Notes are unsecured and will be effectively subordinated to all existing and future secured indebtedness of the Company to the extent of the value of the assets securing such indebtedness. Accordingly, if an event of default occurs under any agreement or instrument governing secured indebtedness of the Company, the lenders thereunder will have a prior right to the assets of the Company securing such indebtedness and may foreclose upon such collateral to the exclusion of the holders of the Notes. In such event, such assets would first be used to repay in full outstanding amounts under indebtedness secured thereby, resulting in all or a portion of the Company's assets being unavailable to satisfy the claims of the Holders of Notes and holders of other unsecured indebtedness. As of June 28, 1997, after giving effect to the Transactions, the Company had outstanding, exclusively through its subsidiaries, on a pro forma basis $148.2 million of secured indebtedness. See "Description of Notes -- Certain Covenants" and "Description of Other Obligations -- Ply Gem Credit Facility."

STRUCTURAL SUBORDINATION

     The Notes will be obligations of the Company exclusively. Because the operations of the Company are conducted entirely through subsidiaries, the Company's cash flow and its ability to service debt, including the Notes, are dependent upon the cash flow of its subsidiaries and the payment of funds by those subsidiaries in the forms of loans, dividends or otherwise. The subsidiaries, however, are legally distinct from the Company and have no obligation, contingent or otherwise (except to the extent described below with respect to the requirement to provide guaranties in certain circumstances), to pay amounts due pursuant to the Notes or to make any funds available for such payments.

     Certain agreements governing the Company's subsidiaries restrict the ability of the subsidiaries to pay dividends or make other distributions to the Company. See "Description of Other Obligations."

     In addition, while substantially all of the Company's subsidiaries are currently wholly owned directly or indirectly by the Company, the ability of the Company to cause any less than wholly owned subsidiary to pay dividends or make other distributions to the Company may be limited by reason of contractual restrictions or the need to consider the interests of the other owners of such subsidiary. For example, a pro rata amount of any dividend distribution would in most cases be required to be paid to the other owners of such subsidiary (and thereby be subject to, and potentially prohibited by, the Limitations on Restricted Payments covenant of the Indenture and similar covenants in other agreements or instruments applicable to the Company, including without limitation the indenture governing the 9 7/8% Notes and the indenture governing the 9 1/4% Notes). In addition, the terms of any loan from any such less than wholly owned subsidiary to the Company may only be able to be made, if at all, on terms less favorable to the Company than in the case of a loan from a wholly owned subsidiary.

     Except to the extent that the Company may itself be a trade creditor with recognized claims against its subsidiaries, claims of creditors of such subsidiaries, including trade creditors, will have effective priority with respect to the assets and earnings of such subsidiaries over the claims of creditors of the Company, including holders of the Notes. At June 28, 1997, after giving effect to the Transactions, the Notes would have been effectively subordinated to approximately $414.4 million of indebtedness for borrowed money, trade payables and accrued liabilities of the Company's subsidiaries. See "Description of Notes -- General."

     The Indenture provides that in the event any of the Company's subsidiaries guarantees or otherwise becomes liable for the payment of any Indebtedness of the Company (other than Indebtedness under the Company Credit Facility or the Ply Gem Credit Facility) such subsidiary shall also guarantee the payment of the Notes. This provision of the Indenture ceases to have effect in certain circumstances. In the event any subsidiary provides such a guaranty, the guaranty may, under certain circumstances, be subject to avoidance or subordination under fraudulent conveyance laws or the preference provisions of federal or state bankruptcy law. See "Description of Notes -- Certain Covenants -- Limitation on Guaranties by Subsidiaries."

REPURCHASE OF NOTES UPON CHANGE OF CONTROL

     Upon the occurrence of a Change of Control, the Company will be required to make an offer to repurchase the Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase. Certain events involving a Change of Control could result in acceleration of, or similar repurchase obligations with respect to, indebtedness outstanding under the Company Credit Facility, the Ply Gem Credit Facility, the 9 7/8% Notes, the 9 1/4% Notes or other indebtedness of the Company or its subsidiaries that may be incurred in the future. There can be no assurance that the Company will have sufficient resources to repurchase the Notes in the event it becomes obligated to do so, particularly in the event of acceleration of, or the need to comply with repurchase obligations with respect to, other indebtedness. The failure to repurchase all of the tendered Notes in the event of a Change of Control constitutes an event of default under the Indenture which may result in the acceleration of the maturity of the Notes. The Change of Control repurchase provisions may be deemed to have anti-takeover effects and may delay, defer or prevent a merger, tender offer or other takeover attempt. See "Description of Notes -- Change of Control", "-- Certain Covenants" and "-- Events of Default and Remedies."

INTEGRATION OF THE BUSINESS OF PLY GEM

     A significant element of the Company's business strategy is to pursue strategic acquisitions that either expand or complement the Company's products or markets. Although the management of the Company has had experience integrating acquired businesses, the Acquisition represents a transaction significantly larger than any acquisition previously completed by Nortek. The task of integrating Ply Gem, which is of a comparable size to Nortek, will require significant time and effort from management. In addition, the Company's business plan assumes that significant synergies and cost savings can be realized in connection with the Acquisition. If significant difficulty is encountered during the integration process or if Ply Gem is not rapidly integrated or if such synergies and cost savings are not realized, the results of operations and financial condition of the Company likely will be adversely affected. There can be no assurance that the Company will be able to successfully manage and integrate Ply Gem following the Acquisition.

LABOR RELATIONS

     As of December 31, 1996, approximately 43% of Ply Gem's workforce and 34% of Nortek's workforce were subject to various collective bargaining agreements. There can be no assurance as to the results of negotiations of future collective bargaining agreements, whether future collective bargaining agreements will be negotiated without production interruptions including labor stoppages or the possible impact of future collective bargaining agreements, or the negotiations thereof, on the Company's financial condition and results of operations.

FRAUDULENT CONVEYANCE CONSIDERATIONS

     The incurrence by the Company of indebtedness such as the Notes to finance the Acquisition and related transactions may be subject to review under federal bankruptcy law or relevant state fraudulent conveyance laws if a bankruptcy case or lawsuit is commenced by or on behalf of unpaid creditors of the Company. Under these laws, if a court were to find that, after giving effect to the sale of the Notes and the application of the net proceeds therefrom, either (a) the Company incurred such indebtedness with the intent of hindering, delaying or defrauding creditors or (b) the Company received less than reasonably equivalent value or consideration for incurring such indebtedness and (i) was insolvent or was rendered insolvent by reason of such transactions, (ii) was engaged in a business or transaction for which the assets remaining with the Company constituted unreasonably small capital or (iii) intended to incur, or believed that it would incur, debts beyond its ability to pay as they matured, such court might subordinate such indebtedness to presently existing and future indebtedness of the Company or void the issuance of such indebtedness and direct the repayment of any amounts paid thereunder to the creditors of the Company, as the case may be, or take other action detrimental to the holders of such indebtedness.

     The measure of insolvency for purposes of determining whether a transfer is avoidable as a fraudulent transfer varies depending upon the law of the jurisdiction that is being applied. Generally, however, a debtor would be considered insolvent if the sum of all its debts, including contingent liabilities, were greater than the value of all of its assets at a fair valuation, or if the present fair saleable value of the debtor's assets were less than the amount required to repay its probable liability on its debts, including contingent liabilities, as they become absolute and mature.

     The Company believes that it will receive equivalent value at the time indebtedness under the Notes is incurred. In addition, after giving effect to the consummation of the Transactions, the Company does not: (i) believe that it will be insolvent or rendered insolvent; (ii) believe that it will be engaged in a business or transaction for which its remaining assets constitute unreasonably small capital; or (iii) intend to incur, or believe that it will incur, debts beyond its ability to pay as they mature. These beliefs are based on the Company's analysis of internal cash flow projections and estimated values of assets and liabilities of the Company at the time of the Transactions. There can be no assurance, however, that a court passing on these issues would make the same determination.

SENSITIVITY TO ECONOMIC CYCLES; AVAILABILITY AND PRICING OF RAW MATERIALS

     A significant percentage of the Company's sales of residential and commercial building products is attributable to new residential and nonresidential construction, which are affected by such cyclical factors as interest rates, inflation, consumer spending habits and employment. This exposure to cyclicality in the new construction market is partially mitigated by the Company's increasing emphasis on the repair and replacement markets, which are typically less cyclical. In addition, the Company is dependent upon raw materials (including, among others, steel, copper, packaging material, plastics, resins and aluminum) and components purchased from third parties. Accordingly, the Company's results of operations and financial condition have in the past been, and may again in the future be, adversely affected by increases in raw material or component costs or their lack of availability.

COMPETITION

     Substantially all of the markets in which the Company participates are highly competitive with respect to product quality, price, design innovations, distribution, service, warranties, reliability, efficiency and financing terms. Certain of the Company's competitors have greater financial and marketing resources and brand awareness than the Company. Competitive factors could require price reductions or increased spending on product development, marketing and sales that would adversely affect the Company's operating results.

LACK OF PUBLIC MARKET; RESTRICTIONS ON TRANSFER

     There is no existing public market for the Original Notes or the Exchange Notes and the Company does not intend to list the Exchange Notes on any national securities exchange or seek the admission thereof to trading in the National Association of Securities Dealers Automated Quotation System. The Initial Purchasers have advised the Company that they currently intend to make a market in the Notes but are not obligated to do so and may discontinue such market making at any time without notice. In addition, such market making activity will be subject to the limits imposed by the Securities Act and the Exchange Act and may be limited during the Exchange Offer and the pendency of a Shelf Registration Statement. Accordingly, no assurance can be given that an active market will develop for any of the Exchange Notes or as to the liquidity of the trading market for any of the Exchange Notes. If a trading market does not develop or is not maintained, Holders of the Exchange Notes may experience difficulty in reselling such Exchange Notes or may be unable to sell them at all. If a market for the Exchange Notes develops, any such market may be discontinued at any time. If a trading market develops for the Exchange Notes, future trading prices of such Exchange Notes will depend on many factors, including, among other things, prevailing interest rates, the

Company's results of operations and the market for similar securities. Depending on prevailing interest rates, the market for similar securities and other factors, including the financial condition of the Company, the Exchange Notes may trade at a discount from their principal amount.
                            ------------------------

     This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical facts, including without limitation, the statements made under "Summary", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" constitute forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties, over which the Company has no control, which could cause actual results to differ materially from those projected. Cautionary statements describing these risks and uncertainties include those disclosed under the caption "Risk Factors" and elsewhere in this Prospectus. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by such cautionary statements. Readers are cautioned not to place undue reliance on forward-looking statements, including statements made in this Prospectus, which speak only as of the date made (including the date of any incorporated document in the case of any forward-looking statement contained therein), and the Company undertakes no obligation to republish revised forward-looking statements to reflect events or circumstances after the date originally made or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures made by the Company in the Company's periodic reports filed with the Commission.

                                THE ACQUISITION

     On July 24, 1997, Nortek, a wholly owned subsidiary of Nortek and Ply Gem entered into the Merger Agreement. In connection with the Merger Agreement, on July 29, 1997, Nortek's subsidiary commenced a tender offer to purchase all outstanding shares of Common Stock of Ply Gem, at a price of $19.50 per share, net to the seller in cash, without interest thereon, upon the terms and conditions set forth in the Offer to Purchase and the related letter of transmittal. On August 26, 1997, Nortek's subsidiary completed the Tender Offer and shortly thereafter purchased approximately 12,854,039 Shares, which when added to Shares already owned by Nortek, constituted approximately 92.3% of Ply Gem's then outstanding Common Stock. In addition, each outstanding option to purchase Shares of Ply Gem was surrendered and canceled in exchange for a cash payment equal to the number of Shares underlying such option, multiplied by $19.50, less the aggregate exercise price of such option.

     Pursuant to the Merger Agreement, on September 4, 1997, Nortek's subsidiary was merged with and into Ply Gem with Ply Gem surviving the Merger as a wholly owned subsidiary of the Company. Under Delaware General Corporation Law, because Nortek's subsidiary beneficially acquired in excess of 90% of each class and series of outstanding voting shares of Ply Gem in the Tender Offer and related transactions, the Merger was effected without shareholder vote or approval. Upon consummation of the Merger, each Share then outstanding (other than dissenting Shares, Shares held in the treasury of Ply Gem or Shares held by Nortek or its subsidiary) was converted into the right to receive $19.50 in cash.

     The total amount of financing required to complete the Tender Offer and Merger and related transactions was approximately $526.6 million. The sources and uses of the financing were as follows:

                                                                                IN MILLIONS
                                                                                -----------
    Sources of financing:
      Nortek cash.............................................................    $ 110.2
      Gross proceeds from the offering of the Original Notes..................      307.5
      Extension of credit under Ply Gem Credit Facility.......................      108.9
                                                                                   ------
              Total sources of funds..........................................    $ 526.6
                                                                                   ======
    Use of financing:
      Payment for Shares and cancellation of Options..........................    $ 310.1
      Refinancing of existing Ply Gem indebtedness............................      114.4
      Termination of accounts receivables securitization program..............       45.0
      Funding of termination fees under prior acquisition agreement...........       12.0
      Consideration paid for termination of management agreements.............       23.5
      Fees, expenses and other costs related to the Transactions..............       21.6
                                                                                   ------
              Total use of funds..............................................    $ 526.6
                                                                                   ======

     Upon entering into the Merger Agreement, Nortek and Ply Gem simultaneously entered into a Stock Purchase Agreement whereby, among other things, Nortek agreed to purchase 640,000 Shares for an aggregate purchase price of $12 million. Ply Gem agreed to use the proceeds of such sale first to satisfy its termination fee obligations to Atrium Acquisition Holdings Corp. under the terms of the Agreement and Plan of Merger dated as of June 24, 1997 (the "Atrium Agreement") among Atrium Acquisition Holdings Corp., Atrium/PG Acquisition Corp., Ply Gem and, for limited purposes, Atrium Corporation, and then, if there remained any proceeds after such obligations were fully satisfied, for general corporate purposes.

     In addition, contemporaneously with the execution and delivery of the Merger Agreement, Nortek and Ply Gem entered into (i) a Non-Compete and Termination Agreement with Jeffrey S. Silverman, Chairman of the Board and Chief Executive Officer of Ply Gem (the "Non-Compete and Termination Agreement"), (ii) a Termination and Release Agreement with Herbert P. Dooskin, Executive Vice President of Ply Gem (the "Termination and Release Agreement") and (iii) an Amended and Restated Stockholders Agreement (the "Amended and Restated Stockholders Agreement") with Messrs. Jeffrey S. Silverman, Dana R. Snyder and Herbert P. Dooskin, Atrium Acquisition Holdings Corp., Atrium/PG Acquisition Corp (the two Atrium entities, collectively, "Atrium").

     Pursuant to the Non-Compete and Termination Agreement, Mr. Silverman resigned as an officer and director of Ply Gem and each of its subsidiaries, and his employment agreement with Ply Gem was terminated in full as of the consummation of the Tender Offer. Following his resignation, pursuant to the terms of the Merger Agreement, Mr. Silverman was appointed an interim director of Ply Gem until consummation of the Merger. In addition, Mr. Silverman agreed, for a period of two years from the consummation of the Tender Offer, to not, among other things, directly or indirectly compete with Ply Gem or its subsidiaries in the United States, engage in certain activities that may interfere with the operations of Ply Gem or its subsidiaries or aid competitors of Ply Gem. Mr. Silverman also agreed to release and discharge Ply Gem and its subsidiaries from all claims and damages, including those related to his employment with, and membership on the Boards of Directors of, Ply Gem and its subsidiaries and resignations therefrom, his employment agreement, and all other acts or omissions related to any matter at any time prior to and including the date of termination of his employment agreement; except that such release does not include, among other things, Mr. Silverman's entitlement to certain statutory rights to continued group medical coverage and vested accrued benefits in certain of Ply Gem's qualified employee benefit plans.

     As liquidated damages for the termination of Mr. Silverman's employment agreement, upon consummation of the Tender Offer, Ply Gem paid Mr. Silverman $21,335,176. In addition, Ply Gem forgave certain indebtedness of Mr. Silverman to Ply Gem of an aggregate principal amount of $17,407,850 plus accrued interest, if any, a portion of which represented liquidated damages for the termination.

     Pursuant to the Termination and Release Agreement, Mr. Dooskin resigned as an officer and director of Ply Gem and each of its subsidiaries, and his employment agreement with Ply Gem was terminated in full as of the consummation of the Tender Offer. Following his resignation, pursuant to the terms of the Merger Agreement, Mr. Dooskin was appointed an interim director of Ply Gem until consummation of the Merger. In addition, Mr. Dooskin agreed, for a period of two years from the consummation of the Tender Offer, to not, among other things, directly or indirectly compete with Ply Gem or its subsidiaries in the United States, engage in certain activities that may interfere with the operations of Ply Gem or its subsidiaries or aid competitors of Ply Gem. Mr. Dooskin also agreed to release and discharge Ply Gem and its subsidiaries from all claims and damages, including those related to his employment with, and membership on the Boards of Directors of, Ply Gem and its subsidiaries and resignations therefrom, his employment agreement, and all other acts or omissions related to any matter at any time prior to and including the date of termination of his employment agreement; except that such release does not include, among other things, Mr. Dooskin's entitlement to certain statutory rights to continued group medical coverage and vested accrued benefits in certain of Ply Gem's qualified employee benefit plans.

     In consideration of the termination of Mr. Dooskin's employment agreement, upon consummation of the Tender Offer, Ply Gem paid Mr. Dooskin $1,900,000. In addition, effective as of the termination of Mr. Dooskin's employment agreement, Ply Gem forgave certain indebtedness of Mr. Dooskin to Ply Gem in a aggregate principal amount of $49,500.

     In addition, contemporaneously with the execution of the Atrium Agreement, Messrs. Jeffrey S. Silverman, Dana R. Snyder and Herbert P. Dooskin (each, a "Relevant Shareholder") entered into a Stockholders Agreement with Atrium. Such agreement was amended and restated as of July 24, 1997, with Nortek and a subsidiary of Nortek becoming parties thereto. Pursuant to the Amended and Restated Stockholders Agreement, among other things, each Relevant Stockholder agreed to tender all shares owned by him in the Tender Offer, with 75% of the price paid in the Tender Offer over $18.75 per Share (the price per Share payable pursuant to the Atrium Agreement) to be paid to Atrium and the remainder of the price paid in the Tender Offer to be paid to the Relevant Shareholder. Nortek and Ply Gem also agreed to release, as of the consummation of the Tender Offer, all claims they may have with respect to the $12 million payment made by Ply Gem in connection with the termination of the Atrium Agreement as provided therein. In addition, certain of the Relevant Shareholders each agreed to enter into Option Surrender Agreements, Releases and Waivers whereby each such person agreed to surrender Options held by him for cancellation. For each share of Common Stock subject to such Option, such Relevant Shareholder received an amount (subject to applicable withholding tax) in cash equal to the difference between the per Share price paid in the Tender Offer and the per share exercise price of such Option to the extent such difference is a positive number.

                                USE OF PROCEEDS

     The Company will not receive any cash proceeds from the issuance of the Exchange Notes. The Company is issuing the Exchange Notes in exchange for the Original Notes in order to fulfill its obligations under the Registration Rights Agreement. Properly tendered Original Notes will be retired and canceled.

     For a description of the use of proceeds from the sale of the Original Notes, see "The Acquisition."

                                 CAPITALIZATION

     The following table sets forth at June 28, 1997 the short-term debt and capitalization of Nortek, actual, and of the Company, as adjusted, to reflect the Transactions:

                                                                            ACTUAL   AS ADJUSTED
                                                                            ------   -----------
                                                                                (DOLLARS IN
                                                                                 MILLIONS)
Short-term debt:
  Short-term borrowings...................................................  $ 12.9     $  12.9
  Current maturities of long-term debt....................................     5.1         6.6
                                                                            ------     -------
          Total short-term debt...........................................  $ 18.0     $  19.5
                                                                            ======     =======
Long-term debt:
  Notes, mortgage notes and other.........................................  $ 17.6     $ 137.8
  9 1/8% Senior Notes due 2007............................................      --       307.5
  9 1/4% Senior Notes due 2007............................................   174.0       174.0
  9 7/8% Senior Subordinated Notes due 2004...............................   217.2       217.2
                                                                            ------     -------
          Total long-term debt(1).........................................  $408.8     $ 836.5
                                                                            ======     =======
Stockholders' Investment(2):
  Preference stock, $1.00 par value; 7,000,000 shares authorized, none
     issued...............................................................      --          --
  Common stock, $1.00 par value; 40,000,000 shares authorized;
     16,025,542 shares issued.............................................    16.0        16.0
  Special common stock, $1.00 par value; 5,000,000 shares authorized;
     774,339 shares issued................................................      .8          .8
  Additional paid-in capital..............................................   135.3       135.3
  Retained earnings.......................................................    48.2        48.2
  Cumulative translation, pension and other adjustments...................    (4.0)       (4.0)
  Less: Treasury stock, at cost, 6,929,227 common shares and 285,233
     special common shares................................................   (75.2)      (75.2)
                                                                            ------     -------
          Total stockholders' investment..................................  $121.1     $ 121.1
                                                                            ======     =======
          Total capitalization............................................  $529.9     $ 957.6
                                                                            ======     =======

---------------

(1) Long-term debt is net of $2.3 million (actual) and $4.8 million (as adjusted) of unamortized debt discount.

(2) Excludes (i) 1,829,386 shares of common stock, $1.00 par value (the "Common Stock") at June 28, 1997 which have been reserved for issuance pursuant to options and the conversion of the Company's special common stock, $1.00 par value (the "Special Common Stock"), (ii) 755,000 shares of Special Common Stock at June 28, 1997 which have been reserved for issuance pursuant to options and (iii) 95,855 shares of Series A Participating Preference Stock (the "Preference Stock") which may be issuable upon exercise of rights under the Rights Agreement, as amended and restated as of April 2, 1996, between the Company and State Street Bank and Trust Company.

           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

     The following unaudited pro forma condensed consolidated statement of operations ("Pro Forma Company") for the year ended December 31, 1996 and the six months and twelve months ended June 28, 1997 gives effect to (i) the Transactions, (ii) the issuance of the 9 1/4% Notes and (iii) a portion of the Estimated Cost Reductions which are directly attributable to the Acquisition as if all of the foregoing had occurred on January 1, 1996. In addition, the unaudited adjusted pro forma condensed consolidated statement of operations ("Adjusted Pro Forma Company") for the year ended December 31, 1996 and the six months and twelve months ended June 28, 1997 give effect to all of the Estimated Cost Reductions (as discussed below). The unaudited pro forma condensed consolidated balance sheet of the Company as of June 28, 1997 gives effect to the Transactions as if they occurred on that date.

     The Company expects to realize pre-tax annual cost savings of approximately $23.4 million, based on the twelve months ended June 28, 1997, as a result of the Acquisition. These savings are expected to result from several actions, including: (i) the elimination of expenses associated with Ply Gem's New York headquarters; (ii) the consolidation into Nortek of certain of Ply Gem's corporate functions such as legal, accounting and risk management; and (iii) the identification and rationalization of underperforming product lines (all of the foregoing referred to collectively as "Estimated Cost Reductions"). Of the $23.4 million of expected pre-tax savings, $7.9 million is included in footnote (o) for the twelve months ended June 28, 1997 and represents estimated cost reductions directly attributable to the Acquisition. The remaining $15.5 million is included in footnote (t) for the twelve months ended June 28, 1997 and relates to additional estimated cost savings and operating efficiencies which management expects will result from the Acquisition.

     The effect of the issuance of the 9 1/4% Notes is reflected in the Company's June 28, 1997 unaudited condensed consolidated balance sheet because such issuance occurred prior to the date of such balance sheet.

     The Acquisition is accounted for under the purchase method of accounting. The accompanying unaudited pro forma and adjusted pro forma condensed consolidated financial data have been prepared utilizing a preliminary purchase price allocation. The preliminary purchase price allocation is subject to refinement until all pertinent information regarding the Acquisition is obtained and, accordingly, the amounts presented herein are subject to change.

     The results of operations of the six months ended June 28, 1997 are not necessarily indicative of the results of operations to be expected for the full year. The accompanying Pro Forma Company and Adjusted Pro Forma Company information is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations which would actually have been reported had the above transactions been in effect during the periods presented or which may be reported in the future.

     The accompanying unaudited pro forma and adjusted pro forma condensed consolidated financial data should be read in conjunction with the audited and unaudited Consolidated Financial Data and related Notes thereto for Nortek and Ply Gem included elsewhere herein.

                                  THE COMPANY

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                 JUNE 28, 1997

                                                                                 PRO FORMA
                                                                                ADJUSTMENTS
                                                    NORTEK        PLY GEM         FOR THE        PRO FORMA
                                                  HISTORICAL     HISTORICAL     TRANSACTIONS      COMPANY
                                                  ----------     ----------     ------------     ---------
                                                                (DOLLAR AMOUNTS IN MILLIONS)
                                                  ASSETS
Unrestricted:
  Cash and cash equivalents.....................    $ 56.8         $  8.0          $   --(a)      $  64.8
  Marketable securities available for sale......     168.6             --          (110.5)(b)        58.1
Restricted:
  Cash and marketable securities................       5.7             --              --             5.7
Accounts receivable, net........................     137.8           45.9            49.2(c)        232.9
Inventories, net................................     107.7          110.5              --           218.2
Prepaid expenses................................       4.3             --              --             4.3
Other current assets............................      13.8           14.9            (3.8)(d)        24.9
Prepaid income taxes............................      20.0           10.9              --            30.9
                                                    ------         ------          ------        --------
     Total current assets.......................     514.7          190.2           (65.1)          639.8
Property, plant and equipment, net..............     138.0          101.5              --           239.5
Goodwill and other intangibles..................      88.9           20.9           227.9(e)        337.7
Deferred debt expense...........................      11.0            1.2            10.1(f)         22.3
Other assets....................................      20.4           44.7            (7.2)(g)        57.9
                                                    ------         ------          ------        --------
          Total assets..........................    $773.0         $358.5          $165.7         $1,297.2
                                                    ======         ======          ======        ========
                                 LIABILITIES AND STOCKHOLDERS' INVESTMENT
Notes payable and other short-term
  obligations...................................    $ 12.9         $   --          $   --         $  12.9
Current maturities of long-term debt............       5.1            1.5              --             6.6
Accounts payable................................      86.3           36.9              --           123.2
Accrued expenses and taxes, net.................     101.0           33.9             9.0(h)        143.9
                                                    ------         ------          ------        --------
     Total current liabilities..................     205.3           72.3             9.0           286.6
Deferred income taxes...........................      18.3            2.6            (3.6)(i)        17.3
Other long-term liabilities.....................      19.5           16.2              --            35.7
Notes, mortgages, capital leases and obligations
  payable less current maturities...............     408.8          120.2           307.5(j)        836.5
Preference stock................................        --             --              --              --
Common stock....................................      16.0            4.4            (4.4)           16.0
Special common stock............................       0.8             --              --             0.8
Additional paid-in capital......................     135.3          150.1          (150.1)          135.3
Retained earnings...............................      48.2           63.1           (63.1)           48.2
Cumulative translation, pension and other
  adjustments...................................      (4.0)          (5.6)            5.6            (4.0)
Treasury stock -- common........................     (73.3)         (64.8)           64.8           (73.3)
Treasury stock -- special common................      (1.9)            --              --            (1.9)
                                                    ------         ------          ------        --------
     Total stockholders' investment.............     121.1          147.2          (147.2)(k)       121.1
                                                    ------         ------          ------        --------
          Total liabilities and stockholders'
            investment..........................    $773.0         $358.5          $165.7         $1,297.2
                                                    ======         ======          ======        ========

   See Notes to the Unaudited Pro Forma Condensed Consolidated Financial Data

                                  THE COMPANY

                         UNAUDITED PRO FORMA CONDENSED
                      CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                                                                    ADJUSTED
                                                                                                           PRO        PRO
                                  NORTEK                       NORTEK        PLY GEM                      FORMA      FORMA
                                HISTORICAL    ADJUSTMENTS    AS ADJUSTED    HISTORICAL    ADJUSTMENTS    COMPANY    COMPANY
                                ----------    -----------    -----------    ----------    -----------    -------    -------
                                                    (DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA)
Net sales.....................    $969.8        $    --        $ 969.8        $774.9        $    --      $1,744.7   1,744.7
Cost of products sold.........     709.9             --          709.9         626.4            4.5(n)   1,340.8    1,340.8
                                  ------         ------         ------        ------         ------      --------   --------
Gross profit..................     259.9             --          259.9         148.5           (4.5)      403.9      403.9
Selling, general and
  administrative expense......     199.8             --          199.8         119.5           (8.6)(o)   310.7      297.1 (t)
                                  ------         ------         ------        ------         ------      --------   --------
Operating income..............      60.1             --           60.1          29.0            4.1        93.2      106.8
Interest expense..............     (30.1)         (12.2)(l)      (42.3)         (6.8)         (30.8)(p)   (79.9)     (79.9)
Other expense.................        --             --             --          (2.6)           2.9(q)       .3         .3
Interest income...............       5.3             --            5.3            --             --         5.3        5.3
Net gain on investment and
  marketable securities.......       0.7             --            0.7            --             --          .7         .7
                                  ------         ------         ------        ------         ------      --------   --------
Earnings before provision for
  income taxes................      36.0          (12.2)          23.8          19.6          (23.8)       19.6       33.2
Provision for income taxes....      14.0           (4.1)(m)        9.9           9.1           (6.0)(s)    13.0       17.8 (u)
                                  ------         ------         ------        ------         ------      --------   --------
  Net earnings................    $ 22.0        $  (8.1)       $  13.9        $ 10.5        $ (17.8)     $  6.6     $ 15.4
                                  ======         ======         ======        ======         ======      ========   ========
Net earnings per share........    $ 2.05                       $  1.30                                   $  .62     $ 1.44
Fully diluted weighted average
  shares outstanding (in
  thousands)..................    10,722                        10,722                                   10,722     10,722

                         UNAUDITED PRO FORMA CONDENSED
                      CONSOLIDATED STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 28, 1997

                                                                                                          PRO     ADJUSTED
                                      NORTEK                     NORTEK       PLY GEM                    FORMA    PRO FORMA
                                    HISTORICAL   ADJUSTMENTS   AS ADJUSTED   HISTORICAL   ADJUSTMENTS   COMPANY    COMPANY
                                    ----------   -----------   -----------   ----------   -----------   -------   ---------
                                                      (DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA)
Net sales..........................   $469.2        $  --        $ 469.2       $381.7       $    --     $850.9     $ 850.9
Cost of products sold..............    342.5           --          342.5        313.4           2.3(n)   658.2       658.2
                                      ------        -----         ------       ------        ------     ------      ------
Gross profit.......................    126.7           --          126.7         68.3          (2.3)     192.7       192.7
Selling, general and administrative
  expense..........................     96.8           --           96.8         59.5          (6.6)(o)  149.7       142.0(t)
                                      ------        -----         ------       ------        ------     ------      ------
Operating income...................     29.9           --           29.9          8.8           4.3       43.0        50.7
Interest expense...................    (18.5)        (2.5)(l)      (21.0)        (3.6)        (15.2)(p)  (39.8)      (39.8)
Other expense......................       --           --             --         (1.2)          1.4(q)      .2          .2
Interest income....................      4.4           --            4.4           --          (1.7)(r)    2.7         2.7
Net gain on investment and
  marketable securities............      0.2           --            0.2           --            --         .2          .2
                                      ------        -----         ------       ------        ------     ------      ------
Earnings before provision for
  income taxes.....................     16.0         (2.5)          13.5          4.0         (11.2)       6.3        14.0
Provision for income taxes.........      5.6         (0.8)(m)        4.8          2.0          (3.7)(s)    3.1         5.8(u)
                                      ------        -----         ------       ------        ------     ------      ------
  Net earnings.....................   $ 10.4        $(1.7)       $   8.7       $  2.0       $  (7.5)    $  3.2     $   8.2
                                      ======        =====         ======       ======        ======     ======      ======
Net earnings per share.............   $ 1.05                     $  0.88                                $  .32     $   .83
Fully diluted weighted average
  shares outstanding (in
  thousands).......................    9,923                       9,923                                 9,923       9,923

   See Notes to the Unaudited Pro Forma Condensed Consolidated Financial Data

                                  THE COMPANY

                         UNAUDITED PRO FORMA CONDENSED
                      CONSOLIDATED STATEMENT OF OPERATIONS
                   FOR THE TWELVE MONTHS ENDED JUNE 28, 1997

                                                                                                                   ADJUSTED
                               NORTEK                       NORTEK        PLY GEM                     PRO FORMA    PRO FORMA
                             HISTORICAL    ADJUSTMENTS    AS ADJUSTED    HISTORICAL    ADJUSTMENTS     COMPANY      COMPANY
                             ----------    -----------    -----------    ----------    -----------    ---------    ---------
                                                   (DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA)
Net sales.................     $957.8        $    --        $ 957.8        $802.5        $    --       $1,760.3     $1,760.3
Cost of products sold.....      695.2             --          695.2         648.9            4.5(n)    1,348.6      1,348.6
                               ------         ------         ------        ------         ------      --------     --------
Gross profit..............      262.6             --          262.6         153.6           (4.5)        411.7        411.7
Selling, general and
  administrative
  expense.................      198.4             --          198.4         123.0          (11.1)(o)     310.3        294.8(t)
                               ------         ------         ------        ------         ------      --------     --------
Operating income..........       64.2             --           64.2          30.6           6 .6         101.4        116.9
Interest expense..........      (33.1)          (8.6)(l)      (41.7)         (6.6)        (31 .0)(p)     (79.3)       (79.3)
Other expense.............         --             --             --          (3.2)           3.0(q)       (0.2)        (0.2)
Interest income...........        6.9             --            6.9            --           (1.7)(r)       5.2          5.2
Net gain on investment and
  marketable securities...        0.9             --            0.9            --             --           0.9          0.9
                               ------         ------         ------        ------         ------      --------     --------
Earnings before provision
  for income taxes........       38.9           (8.6)          30.3          20.8          (23.1)         28.0         43.5
Provisions for income
  taxes...................       14.7           (2.9)(m)       11.8           9.8           (6.6)(s)      15.0         20.4(u)
                               ------         ------         ------        ------         ------      --------     --------
    Net earnings..........     $ 24.2        $  (5.7)       $  18.5        $ 11.0        $ (16.5)      $  13.0      $  23.1
                               ======         ======         ======        ======         ======      ========     ========
Net earnings per share....     $ 2.40                       $  1.84                                    $  1.29      $  2.30
Fully diluted weighted
  average shares
  outstanding (in
  thousands)..............     10,074                        10,074                                     10,074       10,074

   See Notes to the Unaudited Pro Forma Condensed Consolidated Financial Data

                                  THE COMPANY

                        NOTES TO THE UNAUDITED PRO FORMA
                     CONDENSED CONSOLIDATED FINANCIAL DATA
                                 (IN MILLIONS)

                                                                       AS OF
                                                                   JUNE 28, 1997
                                                                   -------------
(a)  Cash and cash equivalents:
     Total sources of financing for the Acquisition and related transactions:
     Gross proceeds from the Offering............................     $ 307.5
     Proceeds from the sale of Company marketable securities.....       110.5
     Extension of credit under Ply Gem Credit Facility...........       101.9

                                                                      $ 519.9

     Total uses of financing for the Acquisition and related
     transactions:
     Consideration paid for Ply Gem common stock and cancellation
     of options..................................................       310.2
     Funding of termination fees and costs under prior
     acquisition agreement.......................................        12.0
     Refinancing of existing Ply Gem indebtedness................       101.9
     Termination of accounts receivable securitization program...        50.0
     Consideration paid for termination of management
     agreements..................................................        24.5
     Fees, expenses and other costs related to the
     Transactions................................................        21.3

                                                                       (519.9)

                                                                      $   0.0
(b)  Marketable securities available for sale:
     Sale of marketable securities to fund the Acquisition and
     related transactions........................................     $(110.5)

(c)  Accounts receivable:
     Forgiveness of notes receivable in connection with the
     termination of management agreements........................     $  (0.8)
     Termination and repurchase of amounts outstanding under Ply
     Gem's accounts receivable securitization program............        50.0

                                                                      $  49.2

(d)  Other current assets:
     Forgiveness of notes receivable in connection with the
     termination of management agreements........................     $  (3.8)

(e)  Goodwill:
     Additional cost in excess of net assets acquired, net.......     $ 227.9

(f)  Deferred debt expense:
     Financing costs related to the Offering and extension of
     credit under Ply Gem Credit Facility........................     $  10.7
     Write-off deferred debt expense related to refinanced
     indebtedness................................................        (0.6)

                                                                      $  10.1

                                                                       AS OF
                                                                   JUNE 28, 1997
                                                                   -------------
(g)  Other assets:
     Forgiveness of notes receivable in connection with the
     termination of management agreements........................     $  (7.2)
                                                                      =======
(h)  Accrued expenses and taxes:
     Estimated liabilities incurred in connection with the
     Acquisition.................................................     $   9.0
                                                                      =======
(i)  Deferred income taxes:
     To record deferred taxes related to the Acquisition.........     $  (3.6)
                                                                      =======
(j)  Notes, mortgages, capital leases and obligations payable less current maturities:
     Notes issued in the Offering................................     $ 307.5
     Extension of credit under the Ply Gem Credit Facility.......       101.9
     Refinancing of existing Ply Gem indebtedness ...............      (101.9)
                                                                      -------
                                                                      $ 307.5
                                                                      =======
(k)  Stockholders' investment:
     To eliminate equity in connection with the Acquisition......     $(152.2)
     Forgiveness of notes receivable in connection with the
     termination of management agreements........................         5.0
                                                                      -------
                                                                      $(147.2)
                                                                      =======

                                          YEAR ENDED      SIX MONTHS      TWELVE MONTHS
                                         DECEMBER 31,        ENDED            ENDED
                                             1996        JUNE 28, 1997    JUNE 28, 1997
                                         ------------    -------------    -------------
(l)    Interest expense:
       Interest expense related to the
       9 1/4% Notes issued in March
       1997............................     $(16.2)         $  (3.3)         $ (11.4)
       Amortization of related debt
       issuance costs..................        (.5)             (.1)             (.4)
       Reduction of interest expense
       related to debt refinanced with
       a portion of the proceeds from
       the 9 1/4% Notes issued in March
       1997............................        4.5              0.9              3.2
                                            ------           ------          -------
                                            $(12.2)         $  (2.5)         $  (8.6)
                                            ======           ======          =======
(m)    Tax provision:
       Tax benefit on the interest
       expense adjustments related to
       the 9 1/4% Notes issued in March
       1997 and the related
       refinancing.....................     $ (4.1)         $  (0.8)         $  (2.9)
                                            ======           ======          =======
(n)    Reflects the following
       adjustment to cost of sales:
       Increased amortization of
       goodwill over 40 years due to
       the Acquisition.................     $  4.5          $   2.3          $   4.5
                                            ======           ======          =======

                                          YEAR ENDED      SIX MONTHS      TWELVE MONTHS
                                         DECEMBER 31,        ENDED            ENDED
                                             1996        JUNE 28, 1997    JUNE 28, 1997
                                         ------------    -------------    -------------
(o)    Reflects the following
       adjustments to selling, general
       and administrative expense:
       Elimination of Ply Gem's
       nonrecurring costs related to
       the Acquisition.................     $  (.8)         $  (2.9)         $  (3.2)
       Estimated cost reductions
       directly attributable to the
       Acquisition.....................       (7.8)            (3.7)            (7.9)
                                            ------           ------          -------
                                            $ (8.6)         $  (6.6)         $ (11.1)
                                            ======           ======          =======
(p)    Interest expense:
       Interest expense at an assumed
       rate of 9 1/8% on the Notes
       issued in the Offering..........     $(28.3)         $ (14.1)         $ (28.3)
       Amortization of related debt
       issuance costs..................       (1.0)             (.5)            (1.0)
       Amortization of debt discount...        (.2)             (.1)             (.2)
       Interest expense at an assumed
       rate of 6 3/4% on indebtedness
       assumed to be outstanding under
       the Ply Gem Credit Facility.....       (7.0)            (3.5)            (7.0)
       Reduction in interest expense
       related to the refinancing of
       existing Ply Gem indebtedness...        5.7              3.0              5.5
                                            ------           ------          -------
                                            $(30.8)         $ (15.2)         $ (31.0)
                                            ======           ======          =======
(q)    Other expense:
       Decrease in other expense, net
       due to termination and
       repurchase of amounts
       outstanding under Ply Gem's
       accounts receivable
       securitization program..........     $  2.9          $   1.4          $   3.0
                                            ======           ======          =======
(r)    Interest income:
       Reduction in interest income on
       marketable securities sold to
       fund the Acquisition and related
       transactions ...................     $   --          $  (1.7)         $  (1.7)
                                            ======           ======          =======

                                          YEAR ENDED      SIX MONTHS      TWELVE MONTHS
                                         DECEMBER 31,        ENDED            ENDED
                                             1996        JUNE 28, 1997    JUNE 28, 1997
                                         ------------    -------------    -------------
(s)    Tax provision:
       Tax benefit on the interest
       expense adjustments related to
       the Notes issued in the
       Offering, the Ply Gem Credit
       Facility and the refinancing of
       existing Ply Gem indebtedness...     $ (9.7)         $  (4.9)         $  (9.8)
       Tax provision on the elimination
       of Ply Gem's non-recurring costs
       related to the Acquisition......         .3               .7              1.0
       Tax provision on the estimated
       cost reductions directly
       attributable to the Acquisition
       referred to in note (o) above...        3.4              1.1              2.8
       Tax benefit on the reduction in
       interest income related to the
       sale of marketable securities
       used to fund the Acquisition and
       related transactions............         --             (0.6)            (0.6)
                                            ------           ------          -------
                                            $ (6.0)         $  (3.7)         $  (6.6)
                                            ======           ======          =======
(t)    Additional estimated cost
       savings and operating
       efficiencies related to the
       Acquisition including
       depreciation and amortization
       expense of approximately $0.8,
       $0.4 and $0.8 for the year ended
       December 31, 1996, six months
       ended June 28, 1997 and the
       twelve months ended June 28,
       1997, respectively..............     $(13.6)         $  (7.7)         $ (15.5)
                                            ======           ======          =======
(u)    Tax provision on the additional
       estimated cost savings and
       operating efficiencies related
       to the Acquisition referred to
       in note (t) above...............     $  4.8          $   2.7          $   5.4
                                            ======           ======          =======

                       SELECTED FINANCIAL DATA OF NORTEK

     The selected consolidated operating and balance sheet data for each of the five years in the period ended December 31, 1996 and as of the end of each such period are derived from Nortek's consolidated financial statements which were audited by Arthur Andersen LLP, independent public accountants. The selected consolidated operating and balance sheet data for the six months ended June 29, 1996 and June 28, 1997 and as of the end of each such period have been derived from Nortek's unaudited condensed consolidated financial statements, which reflect, in the opinion of Nortek, all adjustments of a normal recurring nature necessary for a fair statement of the interim periods presented. The results of operations for the six months ended June 28, 1997 are not necessarily indicative of the results of operations to be expected for the full year. The following selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" of Nortek included elsewhere herein.

                                                                                       SIX MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,              --------------------
                                       ------------------------------------------    JUNE 29,    JUNE 28,
                                        1992     1993     1994     1995     1996       1996        1997
                                       ------   ------   ------   ------   ------    --------    --------
                                                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA(1):
Net sales............................  $800.0   $744.1   $737.2   $776.2   $969.8     $481.2      $469.2
Cost of products sold................   595.2    532.5    520.4    574.9    709.9      357.2       342.5
Selling, general and administrative
  expense............................   184.4    181.3    166.8    160.2    199.8       98.2        96.8
                                        779.6    713.8    687.2    735.1    909.7      455.4       439.3
Operating earnings...................    20.4     30.3     50.0     41.1     60.1       25.8        29.9
Interest expense.....................   (29.2)   (26.5)   (26.2)   (24.9)   (30.1)     (15.5)      (18.5)
Interest income......................     4.4      3.2      5.3      6.1      5.3        2.8         4.4
Net gain on sale of investments and
  marketable securities..............      .9      1.7       --      2.0       .7         --          .2
Loss on businesses sold..............   (14.5)   (20.3)    (1.7)      --       --         --          --
                                       ------   ------   ------   ------   ------    --------    --------
Earnings (loss) from continuing
  operations before income taxes.....   (18.0)   (11.6)    27.4     24.3     36.0       13.1        16.0
Provision for income taxes...........     3.0      1.0     10.2      9.3     14.0        4.9         5.6
Earnings (loss) from continuing
  operations(2)......................   (21.0)   (12.6)    17.2     15.0     22.0        8.2        10.4
Earnings (loss) from discontinued
  operations.........................    (3.3)      --       --       --       --         --          --
Extraordinary gain (loss) from debt
  retirements........................      .1     (6.1)      .2       --       --         --          --
Cumulative effect of accounting
  changes............................      --     (2.1)      .4       --       --         --          --
                                       ------   ------   ------   ------   ------    --------    --------
Net earnings (loss)..................   (24.2)   (20.8)    17.8     15.0     22.0        8.2        10.4
                                       ======   ======   ======   ======   ======     ======      ======
Net earnings (loss) per share........   (1.92)   (1.66)    1.34     1.19     2.05        .73        1.05
OTHER CONSOLIDATED DATA:
Capital expenditures.................  $  8.8   $ 10.8   $ 19.4   $ 17.3   $ 22.2    $   7.6     $   8.9
Depreciation and amortization........    23.6     20.7     18.0     19.0     23.7       11.8        12.4
EBITDA from operations(3)............    42.5     49.6     66.7     59.0     82.6       36.9        41.7
Ratio of earnings to fixed
  charges(4).........................      --       --      2.0      1.9      2.1        1.8         1.8
Ratio of EBITDA from operations to
  interest expense, net..............     1.7x     2.1x     3.2x     3.1x     3.3x       2.9x        3.0x

                                                                                       SIX MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,              --------------------
                                       ------------------------------------------    JUNE 29,    JUNE 28,
                                        1992     1993     1994     1995     1996       1996        1997
                                       ------   ------   ------   ------   ------    --------    --------
                                                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and marketable
  securities(5)......................  $ 83.5   $ 89.2   $114.4   $112.7   $ 97.8    $  89.0     $ 231.1
Working capital......................   132.6    117.9    173.5    160.7    143.5      138.0       309.5
Total assets.........................   515.4    509.2    519.2    625.5    609.1      626.7       773.0
Total debt...........................   208.7    215.7    224.6    282.4    280.5      285.5       426.8
Stockholders' investment.............   126.9    104.0    117.8    131.3    118.8      107.7       121.1

---------------

(1) Acquisitions have been accounted for under the purchase accounting method and dispositions have been accounted for as described in Note 2 of Notes to Consolidated Financial Statements of Nortek included elsewhere herein.

(2) On January 2, 1992, Nortek's subsidiary, Dixieline, sold the assets of L.J. Smith, Inc. and recognized a pre-tax gain on the sale of approximately $8.0 million ($.34 per share, net of tax). On October 2, 1992, Nortek sold its wholly owned subsidiary, Bend and recognized a pre-tax loss in 1992 of $22.5 million ($1.60 per share, net of tax). In the third quarter of 1993, Nortek provided a pre-tax valuation reserve of approximately $20.3 million to reduce Nortek's net investment in Dixieline to estimated net realizable value. On March 31, 1994, Nortek sold all the capital stock of Dixieline for approximately $18.8 million in cash and $6.0 million in preferred stock of the purchaser. No additional loss in 1994 was incurred in connection with this sale. In January 1995, Nortek paid approximately $1.8 million ($.14 per share, net of tax) as a final purchase price adjustment related to the sale of Bend and recorded a charge to pre-tax earnings in the fourth quarter of 1994.

(3) "EBITDA" is operating earnings plus depreciation and amortization (other than amortization of deferred debt expense and debt discount). EBITDA differs from Consolidated Cash Flow as defined in the Indenture. See "Description of Notes -- Certain Definitions." EBITDA should not be considered as an alternative to net earnings as a measure of Nortek's operating results or to cash flows as a measure of liquidity. EBITDA principally differs from net increase (decrease) in unrestricted cash and cash equivalents shown on the Consolidated Statement of Cash Flows of Nortek, prepared in accordance with generally accepted accounting principles, in that EBITDA does not reflect capital expenditures, borrowings, principal and interest payments under debt and capital lease obligations, income tax payments and cash flows from other operating, investing and financing activities.

(4) For purposes of calculating this ratio, "earnings" consist of earnings before provision for income taxes and fixed charges. "Fixed charges" consist of interest expense and the estimated interest portion of rental payments on operating leases. Such earnings were insufficient to cover fixed charges by approximately $18.0 million and approximately $11.6 million for the years ended December 31, 1992 and 1993, respectively.

(5) Includes restricted cash, investments and marketable securities in the amounts of approximately $8.2 million, $6.7 million, $9.3 million, $9.4 million, $5.7 million, $9.5 million and $5.7 million at December 31, 1992, 1993, 1994, 1995, 1996, June 29, 1996 and June 28, 1997, respectively.

                       SELECTED FINANCIAL DATA OF PLY GEM

     The selected consolidated operating and balance sheet data for each of the five years in the period ended December 31, 1996 and as of the end of each such period are derived from Ply Gem's consolidated financial statements which were audited by Grant Thornton LLP, independent public accountants. The selected consolidated operating and balance sheet data for the six months ended June 30, 1996 and 1997 and as of the end of each such period have been derived from unaudited consolidated financial statements of Ply Gem, which reflect, in the opinion of Ply Gem, all adjustments of a normal recurring nature necessary for a fair statement of the interim periods presented. The results of operations for the six months ended June 30, 1997 are not necessarily indicative of the results of operations to be expected for the full year. The following selected consolidated financial data should be read in conjunction with the audited and unaudited Consolidated Financial Statements and the Notes thereto and the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" of Ply Gem included elsewhere herein.

                                                                                                          SIX MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,                   ---------------------
                                                 --------------------------------------------------     JUNE 30,     JUNE 30,
                                                  1992       1993       1994       1995       1996        1996         1997
                                                 ------     ------     ------     ------     ------     --------     --------
                                                               (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales.....................................   $632.6     $731.5     $808.9     $755.2     $774.9      $354.1       $381.7
Costs and expenses:
Cost of products sold.........................    502.5      592.0      653.3      630.6      626.4       290.9        313.4
Selling, general and administrative...........    107.6      112.6      118.7      114.2      119.5        56.0         56.6
Write-down of long-lived assets(1)............       --         --         --       12.0         --          --           --
Non-recurring charges(2) .....................       --         --       41.0         --         --          --           --
Merger expenses(3)............................       --         --         --         --         --          --          2.9
                                                 ------     ------     ------     ------     ------      ------       ------
                                                  610.1      704.6      813.0      756.8      745.9       346.9        372.9
                                                 ------     ------     ------     ------     ------      ------       ------
Income (loss) from operations.................     22.5       26.9       (4.1)      (1.6)      29.0         7.2          8.8
Interest expense..............................     (9.6)     (10.1)      (7.5)      (6.6)      (6.8)       (3.8)        (3.6)
Other income (expense), net(4)................     (1.5)        .7        (.3)      (2.1)      (2.6)        (.6)        (1.2)
                                                 ------     ------     ------     ------     ------      ------       ------
Income (loss) before income taxes.............     11.4       17.5      (11.9)     (10.3)      19.6         2.8          4.0
Tax provision (benefit).......................      5.1        7.8       (3.4)      (2.9)       9.1         1.3          2.0
                                                 ------     ------     ------     ------     ------      ------       ------
Net income (loss).............................   $  6.3     $  9.7     $ (8.5)    $ (7.4)    $ 10.5      $  1.5       $  2.0
                                                 ======     ======     ======     ======     ======      ======       ======
Net income (loss) per share...................   $  .56     $  .75     $ (.62)    $ (.51)    $  .74      $  .11       $  .14
OTHER DATA:
Capital expenditures..........................     17.1       20.5       23.0       27.8       17.6         8.6         17.8
Depreciation and amortization.................     11.8       12.2       13.4       14.2       15.0         7.6          8.4
EBITDA(5).....................................     34.3       39.1       50.3       24.7       44.0        14.8         17.2
Ratio of EBITDA to interest expense...........     3.6x       3.9x       6.7x       3.7x       6.5x        3.9x         4.8x
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents.....................   $ 12.5     $ 12.5     $ 14.4     $  8.1     $  9.9      $  4.0       $  8.0
Working capital...............................     93.7      137.4      110.5      104.7       86.6       112.3        117.9
Total assets..................................    314.0      344.9      345.6      325.0      313.4       335.8        358.5
Total debt....................................    131.7      152.9       87.1      100.7       83.8       110.5        121.7
Stockholders' equity..........................    118.4      128.9      161.6      144.5      145.8       141.7        147.2

---------------

(1) During the fourth quarter of 1995, Ply Gem adopted SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of" and recorded a non-cash pre-tax charge of approximately $12.0 million related to the write down of an information system and certain machinery and equipment.

(2) During 1994, Ply Gem recorded non-recurring charges of approximately $41.0 million consisting of approximately $29.1 million related to a restructuring program and approximately $11.9 million for unusual items consisting of the write down of certain intangible assets and discontinued products.

(3) During the first six months of 1997, Ply Gem recorded expenses of $2.9 million related to certain merger costs. Additionally during 1996 and for the first six months of 1996, Ply Gem recorded merger expenses of $0.8 and $0.5 million, respectively, which are included in selling, general and administrative expenses.

(4) Ply Gem had a program which allows for the sale of undivided fractional interests in a pool of eligible accounts receivable to a financial institution with limited recourse. The program costs of approximately $3.5 million, approximately $3.2 million, approximately $1.9 million, approximately $1.5 million and approximately $1.5 million for the years ended December 31, 1996, 1995, 1994, 1993 and 1992, respectively, and approximately $1.6 million and approximately $1.0 million for the six months ended June 30, 1997 and 1996, respectively, have been classified as other expense.

(5) "EBITDA" is operating income (loss) plus depreciation and amortization and excludes write down of long-lived assets and non-recurring charges. EBITDA should not be considered as an alternative to net income as a measure of Ply Gem's operating results or to cash flows as a measure of liquidity. EBITDA principally differs from net increase (decrease) in cash and cash equivalents shown on the Consolidated Statement of Cash Flows of Ply Gem, prepared in accordance with generally accepted accounting principles, in that EBITDA does not reflect capital expenditures, borrowings, principal and interest payments under debt and capital lease obligations, income tax payments and cash flows from other operating, investing and financing activities.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

NORTEK

Results of Operations

     The following tables set forth, for the periods presented (a) certain consolidated operating results, (b) the percentage change of such results as compared to the prior period, (c) the percentage which such results bears to net sales and (d) the change of such percentages as compared to the prior period:

                                                                                 PERCENTAGE CHANGE
                                                                                 -----------------
                                                  YEAR ENDED DECEMBER 31,         1995       1994
                                                ----------------------------       TO         TO
                                                 1996       1995       1994       1996       1995
                                                ------     ------     ------     ------     ------
                                                           (DOLLAR AMOUNTS IN MILLIONS)
Net sales.....................................  $969.8     $776.2     $737.2       24.9%       5.3%
Cost of products sold.........................   709.9      574.9      520.4      (23.5)     (10.5)
Selling, general and administrative expense...   199.8      160.2      166.8      (24.7)       4.0
Operating earnings............................    60.1       41.1       50.0       46.2      (17.8)
Interest expense..............................   (30.1)     (24.9)     (26.2)     (20.9)       5.0
Interest income...............................     5.3        6.1        5.3      (13.1)      15.1
Net gain on investment and marketable
  securities..................................      .7        2.0         --      (65.0)        --
Loss on business sold.........................      --         --       (1.7)        --      100.0
Earnings before provision for income taxes....    36.0       24.3       27.4       48.1      (11.3)
Provision for income taxes....................    14.0        9.3       10.2      (50.5)       8.8
Earnings before extraordinary gain............    22.0       15.0       17.2       46.7      (12.8)
Extraordinary gain from debt retirements......      --         --         .2         --     (100.0)
Cumulative effect of an accounting change.....      --         --         .4         --     (100.0)
Net earnings..................................  $ 22.0     $ 15.0     $ 17.8       46.7%     (15.7)%

                                                                               PERCENTAGE CHANGE
                                                PERCENTAGE OF NET SALES        -----------------
                                                YEAR ENDED DECEMBER 31,         1995       1994
                                              ----------------------------       TO         TO
                                               1996       1995       1994       1996       1995
                                              ------     ------     ------     ------     ------
Net sales...................................   100.0%     100.0%     100.0%        --%        --%
Cost of products sold.......................    73.2       74.1       70.6         .9       (3.5)
Selling, general and administrative
  expense...................................    20.6       20.6       22.6         --        2.0
Operating earnings..........................     6.2        5.3        6.8         .9       (1.5)
Interest expense............................    (3.1)      (3.2)      (3.6)        .1         .4
Interest income.............................      .6         .8         .7        (.2)        .1
Net gain on investment and marketable
  securities................................      --         .2         --        (.2)        .2
Loss on business sold.......................      --         --        (.2)        --         .2
Earnings before provision for income
  taxes.....................................     3.7        3.1        3.7         .6        (.6)
Provision for income taxes..................     1.4        1.2        1.4        (.2)        .2
Earnings before extraordinary gain..........     2.3        1.9        2.3         .4        (.4)
Extraordinary gain from debt retirements....      --         --         --         --         --
Cumulative effect of an accounting change...      --         --         .1         --        (.1)
Net earnings................................     2.3%       1.9%       2.4%        .4%       (.5)%

                                                                                     PERCENTAGE CHANGE
                                                                                       IN SIX MONTHS
                                                             SIX MONTHS ENDED              1997
                                                           ---------------------      AS COMPARED TO
                                                           JUNE 28,     JUNE 29,        SIX MONTHS
                                                             1997         1996             1996
                                                           --------     --------     -----------------
                                                                  (DOLLAR AMOUNTS IN MILLIONS)
Net sales...............................................    $469.2       $481.2              (2.5)%
Cost of products sold...................................     342.5        357.2               4.1
Selling, general and administrative expense.............      96.8         98.2               1.4
Operating earnings......................................      29.9         25.8              15.9
Interest expense........................................     (18.5)       (15.5)            (19.4)
Interest income.........................................       4.4          2.8              57.1
Net gain on investments and marketable securities.......        .2           --                --
Earnings before provision for income taxes..............      16.0         13.1              22.1
Provision for income taxes..............................       5.6          4.9             (14.3)
                                                            ------       ------            ------
Net earnings............................................    $ 10.4       $  8.2              26.8%
                                                            ======       ======            ======

                                                               PERCENTAGE OF         PERCENTAGE CHANGE
                                                                 NET SALES            FOR SIX MONTHS
                                                             SIX MONTHS ENDED              1997
                                                           ---------------------      AS COMPARED TO
                                                           JUNE 28,     JUNE 29,        SIX MONTHS
                                                             1997         1996             1996
                                                           --------     --------     -----------------
Net sales...............................................     100.0%       100.0%            --%
Cost of products sold...................................      73.0         74.2             1.2
Selling, general and administrative expense.............      20.6         20.4             (.2)
Operating earnings......................................       6.4          5.4             1.0
Interest expense........................................      (3.9)        (3.2)            (.7)
Interest income.........................................        .9           .5              .4
Net gain on investments and marketable securities.......        --           --              --
Earnings before provision for income taxes..............       3.4          2.7              .7
Provision for income taxes..............................       1.2          1.0             (.2)
                                                           -------      ------ -      --- --- -
Net earnings............................................       2.2%         1.7%             .5%
                                                           =======      =======         =======

     The following table presents the net sales for Nortek's product groups for the periods presented, and the percentage change of such results as compared to the prior year.

                                                                                                    PERCENTAGE CHANGE
                                                                                             --------------------------------
                                                                     SIX MONTHS ENDED                              SIX MONTHS
                                    YEAR ENDED DECEMBER 31,        ---------------------      1995       1994       1997 TO
                                  ----------------------------     JUNE 28,     JUNE 29,       TO         TO       SIX MONTHS
                                   1996       1995       1994        1997         1996        1996       1995         1996
                                  ------     ------     ------     --------     --------     ------     ------     ----------
                                                                     (AMOUNTS IN MILLIONS)
Net sales:
  Residential Building
    Products...................   $418.6     $281.2     $265.2      $205.6       $203.1        48.9%       6.0%         1.2%
  Air Conditioning and Heating
    Products...................    411.9      363.4      338.0       206.6        207.8        13.4        7.5          (.6)
  Plumbing Products............    139.3      131.6      134.0        57.0         70.3         5.9       (1.8)       (18.9)
                                  ------     ------     ------      ------       ------      -------    -------     -------
        Total..................   $969.8     $776.2     $737.2      $469.2       $481.2        24.9%       5.3%        (2.5)%
                                  ======     ======     ======      ======       ======      =======    =======     =======

Second Quarter and Six Months Ended June 28, 1997 Compared to Second Quarter and Six Months Ended June 28, 1996

     Net sales decreased approximately $10,600,000, or approximately 4.1% (or decreased approximately $8,800,000 or approximately 3.4% excluding the effect of foreign exchange), and decreased approximately $12,000,000, or approximately 2.5%, (or decreased approximately $9,800,000 or approximately 2.0% excluding the effect of foreign exchange) for the second quarter and the first six months of 1997, respectively, as compared to 1996. These decreases in both periods are principally as a result of lower sales volume, including the reduction of certain product line offerings (approximately $2,300,000 and $3,900,000 of the decrease for the second quarter and first six months, respectively), within the Plumbing Products Group and a decrease in sales volume by the Residential Building Products Group's European subsidiary primarily due to weakness in the German and French markets. These decreases were partially offset by increased sales volume in residential building products in the United States and Canada and residential HVAC products in the United States in the first half.

     Cost of products sold as a percentage of net sales decreased from approximately 73.6% in the second quarter of 1996 to approximately 73.0% in the second quarter of 1997, and decreased from approximately 74.2% in the first six months of 1996 to approximately 73.0% in the first six months of 1997. These decreases in the percentages principally resulted from a reduction in cost in the second quarter and first six months of 1997 of certain raw materials and components compared to the second quarter and first six months of 1996 and decreased labor as a percentage of net sales in the Residential Building Products and HVAC Products Groups due to the increased volume of higher margin products and improved manufacturing efficiency. These decreases were partially offset by increased overhead costs in the Plumbing Products Group and Nortek's European subsidiaries, in part, reflecting lower sales levels of lower margin products. Overall, changes in the cost of products sold as a percentage of net sales for one period as compared to another period may reflect a number of factors, including changes in the relative mix of products sold, the effect of changes in sales prices, the unit cost of products sold and changes in productivity levels.

     Selling, general and administrative expense as a percentage of net sales decreased from approximately 20.3% in the second quarter of 1996 to approximately 19.9% in the second quarter of 1997 and increased slightly from approximately 20.4% in the first six months of 1996 to approximately 20.6% in the first six months of 1997. The decrease in the percentage for the second quarter was primarily the result of higher sales levels of residential building products without a proportionate increase in expense and lower expense in residential HVAC products resulting from new sales initiatives. The increase in the percentage in the first six months was primarily due to a one-week shorter shipping period in the first quarter. Lower sales in Nortek's Plumbing Products Group, without a proportionate decrease in expense in both periods, was also a factor.

     Segment earnings were approximately $21,100,000 for the second quarter of 1997, as compared to approximately $20,500,000 for the second quarter of 1996, and approximately $36,600,000 for the first six months of 1997 as compared to approximately $32,900,000 for the first six months of 1996. The increase in segment earnings was due principally to the factors noted above.

     Foreign segment earnings, consisting primarily of the results of operations of Nortek's Canadian and European subsidiaries, which manufacture built-in ventilating products, decreased to approximately 9.3% of segment earnings in the second quarter of 1997 from approximately 15.4% of such earnings in the second quarter of 1996 and to approximately 9.8% of segment earnings in the first six months of 1997 from approximately 13.9% of such earnings in the first six months of 1996. Sales and earnings derived from the international market are subject to the risks of currency fluctuations.

     Operating earnings in the second quarter of 1997 increased approximately $1,800,000, or approximately 11.4%, as compared to the second quarter of 1996 and increased approximately $4,100,000, or approximately 15.9%, for the first six months of 1997 as compared to 1996, primarily due to the factors previously discussed.

     Interest expense in the second quarter of 1997 increased approximately $3,000,000, or approximately 39.0%, as compared to the second quarter of 1996, and increased approximately $3,000,000, or approximately 19.4% for the first six months of 1997, as compared to the first six months of 1996, primarily as a result of the sale of $175,000,000 principal amount of 9.25% Notes in March 1997. This increase was partially offset by the refinancing of certain outstanding indebtedness of Nortek's subsidiaries primarily in the second quarter of 1997. (See Note 14B of the Notes to the Consolidated Financial Statements of Nortek included elsewhere herein.)

     Interest income in the second quarter of 1997 increased approximately $2,200,000, or approximately 244.4%, as compared to the second quarter of 1996, and increased approximately $1,600,000 or approximately 57.1% for the first six months of 1997, as compared to the first six months of 1996, principally due to higher average invested balances of short-term investments and marketable securities, principally as a result of the investment of the proceeds from the sale in March 1997 of the 9.25% Notes.

     The provision for income taxes was approximately $3,300,000 for the second quarter of 1997, as compared to approximately $3,200,000 for the second quarter of 1996 and was approximately $5,600,000 for the first six months of 1997, as compared to approximately $4,900,000 for the first six months of 1996. The income tax rates principally differed from the United States Federal statutory rate of 35%, as a result of state income tax provisions, nondeductible amortization expense (for tax purposes), the change in tax valuation reserves, the effect of foreign income tax on foreign source income and the effect of product development tax credits from foreign operations in both periods. (See
Note 14D of the Notes to the Consolidated Financial of Statements of Nortek included elsewhere herein.)

Year Ended December 31, 1996 as Compared to the Year Ended December 31, 1995

     Net sales increased approximately $193,600,000, or approximately 24.9%, as compared to 1995. The Residential Building Products Group net sales increased principally as a result of fourth quarter 1995 acquisitions, which contributed approximately $140,400,000 in 1996 as compared to approximately $24,600,000 in 1995. Shipments of new and replacement HVAC products to manufactured housing customers and increased sales levels of commercial and industrial HVAC products were the primary reasons for increased sales in the HVAC Products Group. Modest sales price increases in certain product lines of the Residential Building Products Group were also a factor, and were partially offset by lower sales prices of certain products in the Plumbing Products Group and certain residential HVAC products in the HVAC Products Group.

     Cost of products sold as a percentage of net sales decreased from approximately 74.1% in 1995 to approximately 73.2% in 1996. The decrease in the percentage principally resulted from a reduction in cost in 1996 of certain raw materials and components compared to 1995 and decreased overhead costs as a percentage of sales in the Residential Building Products and HVAC Products Groups due to increased volume and improved efficiency. These decreases were partially offset by the 1995 acquisitions, which have a higher level of cost of sales to net sales than the overall group of businesses owned prior to the acquisitions, the effect of the development and introduction of new products and the effect of an extended shutdown period in the third quarter in Europe and by increased direct labor costs in the Plumbing Products Group. Had all year-end inventory values been stated on a FIFO basis, year-end inventory would have been approximately $8,482,000 higher in 1996, approximately $10,550,000 higher in 1995 and approximately $6,710,000 higher in 1994. Overall, changes in cost of products sold as a percentage of net sales for one period as compared to another period may reflect the effect of a number of factors, including among others, changes in the relative mix of products sold, the effect of changes in sales prices, the unit cost of products sold and changes in productivity levels.

     Selling, general and administrative expense as a percentage of net sales was approximately 20.6% in 1995 and 1996. The fourth quarter 1995 acquisitions, which have a lower level of selling, general and administrative expense to net sales than the overall group of businesses owned prior to the acquisitions, and increased sales levels without a proportionate increase in expense in Nortek's Plumbing Products Group in 1996 contributed to a decrease in the percentage which was offset by the effect of limited sales activity during an extended shutdown period in the third quarter by Nortek's European subsidiaries without a proportionate reduction in expense and higher net unallocated expense.

     Segment earnings were approximately $73,900,000 for 1996, as compared to approximately $48,700,000 for 1995. Segment earnings are operating earnings before corporate and other expenses that are not directly attributable to Nortek's product groups. Fourth quarter 1995 acquisitions, included in the Residential Building Products Group, contributed approximately $8,400,000 to segment earnings in 1996 as compared to $1,050,000 in 1995. Segment earnings have been reduced by depreciation and amortization expense of approximately $22,200,000 and approximately $17,600,000 for 1996 and 1995, respectively. Acquisitions accounted for approximately $5,100,000 of the depreciation and amortization expense in 1996 as compared to $750,000 in 1995. The overall increase in segment earnings was due principally to increased sales volume in each of Nortek's operating groups, particularly increased sales volume of residential and commercial HVAC products and residential building products, the effect of increased sales from the fourth quarter 1995 acquisitions, and a reduction in the price paid for certain materials in each of Nortek's operating groups and was affected by the factors noted above.

     Foreign segment earnings, consisting primarily of the results of operations of Nortek's Canadian and European subsidiaries, which manufacture built-in ventilating products, increased to approximately 11.4% of segment earnings in 1996 from approximately 6.1% of such earnings in 1995. The increase in 1996 was primarily attributable to an approximate 184.2% increase in foreign segment earnings in 1996, as compared to a 43.2% increase in domestic earnings. The increase in 1996 was primarily attributable to earnings of Nortek's 1995 Canadian and European acquisitions. Sales and earnings derived from the international market are subject to the risks of currency fluctuations.

     Operating earnings in 1996 increased approximately $19,000,000, or approximately 46.2%, as compared to 1995, primarily due to the factors previously discussed.

     Interest expense in 1996 increased approximately $5,200,000, or approximately 20.9%, as compared to 1995, primarily as a result of higher borrowings resulting from the 1995 acquisitions including existing short-term working capital borrowings of the acquired subsidiaries.

     Interest income in 1996 decreased approximately $800,000, or approximately 13.1%, as compared to 1995, principally due to lower average invested balances of short-term investments and marketable securities, principally resulting from the 1995 acquisitions and from purchases of Nortek's capital stock, partially offset by increased cash from operating results.

     The provision for income taxes was approximately $14,000,000 for 1996, as compared to approximately $9,300,000 for 1995. The provision for income taxes has been reduced by approximately $481,000 in 1996 and approximately $1,100,000 in 1995, respectively, reflecting the reversal of tax valuation reserves no longer required, of which approximately $263,000 in 1996 and $670,000 in 1995 are as a result of the gain on the sale of certain investments and marketable securities. The income tax rates principally differed from the United States Federal statutory rate of 35%, as a result of state income tax provisions, nondeductible amortization expense (for tax purposes), the changes in tax valuation reserves, the effect of foreign income tax on foreign source income, and in 1996 from the effect of product development tax credits from foreign operations. (See Note 4 of the Notes to the Consolidated Financial Statements of Nortek included elsewhere herein.)

Year Ended December 31, 1995 as Compared to the Year Ended December 31, 1994

     Net sales increased approximately $39,000,000, or approximately 5.3%, as compared to 1994 principally as a result of increased shipments of new and replacement HVAC products to manufactured housing customers, increased sales levels of commercial and industrial HVAC products by the HVAC Products Group and acquisitions which contributed approximately $24,600,000 to net sales in 1995. These increases were partially offset by lower sales volume and prices of vitreous china products in the Plumbing Products Group.

     Cost of products sold as a percentage of net sales increased from approximately 70.6% in 1994 to approximately 74.1% in 1995, primarily as a result of higher material costs in each of Nortek's operating groups. Had all year end inventory values been stated on a FIFO basis, year end inventory would have been approximately $10,550,000 higher in 1995, approximately $6,710,000 higher in 1994, and approximately $4,982,000 higher in 1993. Increased direct labor and overhead costs in the HVAC Products Group also contributed to the increased percentage. To a lesser extent, decreased sales levels without a proportionate decrease in overhead costs in Plumbing Products were also a factor. The increase in the percentage was partially offset by lower direct labor and overhead costs in the Residential Building Products Group.

     Selling, general and administrative expense as a percentage of net sales decreased from approximately 22.6% in 1994 to approximately 20.6% in 1995, principally due to lower expense on increased HVAC product net sales, primarily to residential and manufactured housing customers and lower non-segment expense both as a result of Nortek's cost containment measures. To a lesser extent, decreased expenses in the Plumbing Products Group was also a factor. The decrease in the percentage was partially offset by the effect of approximately $3,200,000 of income in 1994 from the settlement of insurance claims and disputes.

     Segment earnings were approximately $48,700,000 for 1995, as compared to approximately $61,300,000 for 1994, as a result of the effect of the factors discussed below. Acquisitions in 1995, included in the Residential Building Products Group, contributed approximately $1,050,000 to segment earnings in 1995. Segment earnings have been reduced by depreciation and amortization expense of approximately $17,600,000 and $15,700,000 for 1995 and 1994, respectively. Acquisitions contributed approximately $750,000 of the increase in depreciation and amortization expense in 1995. The overall decline in segment earnings was due principally to increased material costs in each of Nortek's operating groups, partially offset by higher earnings from increased sales volume of HVAC products, without a proportionate increase in expense, and lower selling, general and administrative expense (as a percentage of net sales) in the HVAC Products and Plumbing Products Groups. Approximately $1,600,000 of the decline in segment earnings resulted from the effect of income in the second quarter of 1994 from the settlement of insurance claims and disputes.

     Foreign segment earnings in 1995, consisting primarily of the results of operations of Nortek's Canadian and European subsidiaries, which manufacture built-in ventilating products, decreased to approximately 6.1% of segment earnings in 1995 from approximately 6.2% of such earnings in 1994. This decrease was primarily due to a decline in earnings in Canada due to the weakness in residential construction, partially offset by acquisitions and the effect of an approximate 21% decline in domestic segment earnings in 1995.

     Operating earnings in 1995 decreased approximately $8,900,000, or approximately 17.8%, as compared to 1994, primarily as a result of the factors discussed above, including the effect of lower non-segment expense, net and approximately $3,200,000 (including $1,600,000 relating to Nortek's operating segments) of income in the second quarter of 1994 from the settlement of insurance claims and disputes.

     Interest expense decreased approximately $1,300,000, or approximately 5.0% in 1995, as compared to 1994. In February 1994, Nortek sold in a public offering $218,500,000 of its 9 7/8% Notes and used a portion of the proceeds to redeem, on March 24, 1994, approximately $153,000,000 of certain of Nortek's outstanding indebtedness. Interest expense (net of interest income) for 1994 was approximately $1,300,000 greater than it would have been had the debt redemption occurred on the same day as the financing. The effect of the redemption of certain other outstanding indebtedness in 1994 was also a factor. The decrease in interest expense was partially offset by increased interest expense as a result of acquisitions.

     Interest income increased approximately $800,000, or approximately 15.1% in 1995, as compared to 1994, principally due to higher yields earned on short-term investments and marketable securities, partially offset by lower average invested balances of short-term investments and marketable securities.

     In the third quarter of 1995, Nortek sold its investment in the preferred stock of a business previously sold, which resulted in a pre-tax gain of $2,200,000. (See Note 2 of the Notes to Consolidated Financial Statements of Nortek included elsewhere herein.)

     The provision for income taxes was approximately $9,300,000 in 1995, as compared to approximately $10,200,000 in 1994. The provision for income taxes as a percentage of pre-tax earnings was approximately 38.3% in 1995 and 37.2% in 1994. The provision for income taxes in 1995 has been reduced by approximately $1,100,000, reflecting the reversal of tax valuation reserves no longer required, of which $670,000 is as a result of the sale of certain investments and marketable securities. The provision for income taxes in 1994 has been reduced by approximately $1,600,000, principally reflecting the reversal of tax valuation reserves as a result of the realization of certain tax assets. The income tax rates also differ from the United States federal statutory rate of 35% as a result of state income tax provisions, nondeductible amortization expense (for tax purposes) and the effect of foreign income tax on foreign source income. (See Note 4 of the Notes to Consolidated Financial Statements of Nortek included elsewhere herein.)

Inflation, Trends and General Considerations

     Nortek's performance is dependent to a significant extent upon the levels of new residential construction, residential replacement and remodeling and non-residential construction, all of which are affected by such factors as interest rates, inflation and unemployment. In recent periods, Nortek's product groups have operated in an environment of increasing levels of construction and remodeling activity, including new housing starts which increased approximately 20% between 1990 and 1994, declined approximately 8.5% in 1995, and increased approximately 8.8% in 1996. New residential construction housing starts, however, remain below the levels experienced in the mid-1980s. Nortek's operations have been affected by past difficult economic conditions in the northeastern United States, California and Canada. However, the actions taken to reduce production costs and overhead levels and improve the efficiency and profitability of Nortek's operations have enabled it to significantly increase operating earnings, as well as to position Nortek for growth. In the near term, Nortek expects to operate in an environment of relatively stable levels of construction and remodeling activity. However, increases in interest rates could have a negative impact on the level of housing construction and remodeling activity.

     Inflation did not have a material effect on Nortek's results of operations and financial condition until mid-1994, when Nortek experienced increases in certain costs and expenses including raw material costs. In 1995, material costs as a percentage of net sales increased by approximately 3.0%, as compared to 1994. In 1996, cost increases subsided and Nortek experienced decreases in certain costs and expenses, including raw materials, as compared to prices in effect in 1995.

PLY GEM

Results of Operations for First Six Months of 1997 Compared with First Six Months of 1996

     Net sales for the second quarter of 1997 totaled $218.9 million, an increase of 3.2% over the same period in 1996. For the six months ended June 30, 1997, net sales increased 7.8% from $354.1 million in 1996 to $381.7 million in 1997. Three out of four of Ply Gem's business groups reported increased sales in 1997 when compared to 1996. Approximately three quarters of the consolidated sales growth for the periods was attributed to unit volume increases and the remainder to increases in average selling prices.

     Gross margins were 19.0% in the second quarter of 1997 compared with 20.1% for the same period in 1996. Gross margins for the first half of 1997 and 1996 were 17.9%. Gross margins for the quarter were affected by higher raw material costs, particularly PVC resin and costs associated with the introduction of a new window product line.

     Selling, general and administrative expenses, as a percentage of sales, for the 1997 second quarter declined to 13.7% from 15.4% for the corresponding period in 1996. For the six month comparison periods selling, general and administrative expenses declined to 14.8% from 15.8%. The improvement primarily relates to Ply Gem's ongoing effort to reduce selling, general and administrative costs.

     Income from operations for the second quarter of 1997, excluding merger costs of $2.9 million, was $11.5 million compared with $10.1 million recorded in the second quarter of 1996. Excluding merger costs income from operations for the first six months of 1997 advanced 62% to $11.7 million compared with $7.2 million for the 1996 comparison period. The improvement resulted primarily from improved operating results as discussed in the preceding paragraphs.

     Ply Gem's effective tax rate in the second quarter of 1997 was 48.4%, which compares with 45.0% in the second quarter of 1996. The effective tax rate for the first six months of 1997 was 50% compared with 45.9% recorded in the comparison period. The higher effective tax rates are due primarily to certain non-deductible merger costs.

Results of Operations for 1996 Compared with 1995 and 1995 Compared with 1994

Net Sales

     Net sales for 1996 totaled $774.9 million, a 3% increase over 1995 sales of $755.2 million. The sales growth was driven primarily by Ply Gem's Windows, Doors and Siding and Specialty Woods businesses. Nine out of eleven of Ply Gem's business units reported increased sales in 1996 when compared to 1995. Approximately two-thirds of the consolidated sales growth was attributed to unit volume increases and the remainder to increases in average selling prices.

     Net sales for 1995 totaled $755.2 million, a decrease of 7% from 1994 net sales of $808.9 million. The primary cause of the decline in sales was Ply Gem's planned discontinuance or de-emphasis of certain low margin products. Excluding these products, net sales declined 2% for the comparison period. The 1995 sales growth in Ply Gem's Windows, Doors and Siding businesses was offset by both lower sales volume at Ply Gem's Specialty Wood businesses, which were impacted by low framing lumber prices, and lower volume at Ply Gem's Distribution businesses.

Gross Profit

     Gross margins increased to 19.2% in 1996 from 16.5% in 1995. Gross profit for 1996 increased 19.1% to $148.5 million, as compared to prior year's gross profit of $124.6 million. The significant improvement resulted from actions taken to reduce costs, including aggressive procurement initiatives, particularly with regard to vinyl profiles and glass, improved productivity and process improvements and ongoing cost containment measures. In addition, lower raw material costs, particularly PVC resin and glass (which are used to manufacture siding and windows), product mix and lower unit freight costs contributed to the improvement in gross margins.

     Gross margins were 16.5% in 1995 as compared to 19.2% in 1994. The 1995 gross margins were impacted by higher conversion costs, including costs related to the restructuring program such as training and moving costs but not classified as such, product mix, and new product manufacturing start-up costs. In addition, higher raw material costs, particularly PVC resin and glass had a negative impact on gross margins in Ply Gem's Windows, Doors and Siding businesses, as did declining framing lumber prices in Ply Gem's Specialty Wood businesses and lower absorption of fixed manufacturing costs in Ply Gem's Distribution business.

     Ply Gem's results of operations are affected by fluctuations in the market prices of wood products and PVC resin which are used as raw materials in its various manufacturing operations. Over the years, Ply Gem has experienced significant fluctuations in the cost of these commodities from primary suppliers. A variety of factors over which Ply Gem has no control, including supply and demand, environmental regulations, weather and economic conditions, impact the cost of these materials. Ply Gem anticipates that these fluctuations will continue in the future. Although Ply Gem attempts to increase sales prices of its products in response to higher material costs, such increases may lag behind the escalation of the cost of raw materials in question. While Ply Gem intends to increase prices in a timely manner to cover possible increases in the cost of its raw materials, its ability to do so may be limited by competitive or other factors.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses, as a percentage of net sales, were 15.4% in 1996 as compared to 15.1% in 1995 and 14.7% in 1994. The modest percentage and absolute dollar increase of $5.3 million for the 1996 comparison period to 1995 is primarily due to higher employment costs and higher incentive compensation expenses. In absolute dollars, selling, general and administrative expenses declined by $4.6 million in 1995 compared to 1994 primarily due to lower amortization of intangibles, lower employment costs related in part to the reduction in workforce and lower incentive compensation expense.

Write-Down of Long-Lived Assets and Nonrecurring Charges

     As described in Notes 4 and 11 of Notes to Consolidated Financial Statements of Ply Gem included elsewhere herein, Ply Gem recorded a pretax charge of $12.0 million ($7.6 million after tax) in 1995 related to the write-down of certain long-lived assets.

     During 1994, Ply Gem recorded nonrecurring charges of $41 million ($25.7 million after tax), relating to a restructuring program and for unusual items primarily consisting of the write-down of certain intangible assets and discontinued products.

     The 1994 restructuring program was designed by prior operating management to improve Ply Gem's cost structure primarily through facilities consolidations and closures, abandonment of certain information systems and workforce reductions. Implementation of several initiatives associated with the restructuring program have been postponed indefinitely or have resulted in higher costs than originally anticipated. As a result Ply Gem has not realized the savings from the restructuring it had expected.

     The cash outlays with respect to the 1994 restructuring program during 1996 of approximately $6 million relate primarily to severance costs, lease termination expenses and costs associated with the abandonment of certain information systems. Noncash writedowns relate primarily to fixed asset and inventory write-offs in connection with the closing or consolidation of facilities. Remaining cash outlays primarily to work-force related activities and are expected to total approximately $1.9 million of which approximately $1.1 million are expected to be expended in 1997.

Income from Operations

     Income from operations, advanced to $29 million in 1996 compared to $10.5 million in 1995 and $36.9 million in 1994. The significant improvement in income from operations in 1996 resulted primarily from improved operating results at Ply Gem's Windows, Doors and Siding and Specialty Woods businesses slightly offset by lower operating results at Ply Gem's Distribution and Home Products businesses both of which faced very competitive market conditions during 1996. As discussed above, income from operations for 1995 and 1994 excludes the write-down of long-lived assets and nonrecurring charges, respectively.

Interest Expense

     Interest expense was $6.8 million in 1996 compared to $6.6 million in 1995 and $7.5 million in 1994. The decline in interest expense in 1995 resulted from the conversion of Ply Gem's 10% Convertible Subordinated Debentures into common stock during March 1994, partially offset by higher average debt balances and higher interest rates experienced in 1995.

     Ply Gem uses various financial instruments to mitigate Ply Gem's exposure to changes in floating interest rates. The impact of these instruments on Ply Gem's results of operations and on its financial position is explained further in Note 8 to the consolidated financial statements.

Other Expense

     The increase in other expense of $1.8 million for the 1995 to 1994 comparison period, primarily relates to higher accounts receivable program costs due to an increase in the average amount of receivables sold under this program during 1995 as compared to 1994. Other expense in 1996 primarily includes the costs associated with the sale of accounts receivables program.

Income Taxes

     The effective income tax rate (benefit in 1995 and 1994) was 46.6% in 1996, 27.9% in 1995 and 28.6% in 1994. The difference between these rates and the statutory rate was primarily due to non-deductible goodwill amortization and certain state tax benefits relating to the write-down of long-lived assets in 1995 and nonrecurring charges in 1994 which, in accordance with the criteria set forth in SFAS No. 109, were not recognized.

Net Income

     Net income, before the write-down of long-lived assets, advanced to $10.5 million in 1996 from $.2 million in 1995. Net income before nonrecurring charges was $17.2 million in 1994. The factors cited above were responsible for the improvement in the operating results of Ply Gem.

PRO FORMA LIQUIDITY AND CAPITAL RESOURCES

     As a result of the Transactions, the Company will be highly leveraged and expects to continue to be highly leveraged for the foreseeable future. As of June 28, 1997 after giving pro forma effect to the Transactions, the Company had consolidated debt of $856.0 million consisting of (i) $19.5 million of short term borrowings and current maturities of long term debt, (ii) $137.8 million of notes, mortgage notes and other indebtedness, (iii) $307.5 million of the Notes,
(iv) $174.0 million of 9 1/4% Notes and (v) $217.2 million of 9 7/8% Notes. See "Capitalization." As of such date, after giving pro forma effect to the Transactions, the Company's ratio of debt to equity was 7.1 to 1. The Company intends to explore actions to reduce its leverage, including, among others, the possible sale of non-core assets, the establishment of an accounts receivable securitization program and the issuance of equity securities in one or more public or private placements.

     The Company's total unrestricted cash, cash equivalents and marketable securities were $122.9 million as of June 28, 1997 after giving pro forma effect to the Transactions. The Company's primary capital requirements following completion of the Transactions will be for working capital, capital expenditures and payments of interest on its indebtedness. The Company expects approximately $75 million in annual net interest expense in fiscal 1998. Through the end of fiscal 1998, the Company also expects to require between $30.0 million and $40.0 million for capital expenditures. The Company expects that the funds necessary to meet its capital requirements through the end of fiscal 1998 will be generated from cash on hand, the operating cash flow of its subsidiaries, the sale of assets and investments and marketable securities, and borrowings under new or existing credit facilities (including subsidiary borrowing arrangements) and, with respect to a portion of its capital expenditure requirements, may be generated from mortgage or capital lease financings.

     After giving pro forma effect to the Transactions, the Company had working capital (exclusive of cash, cash equivalents and marketable securities) of approximately $224.6 million at June 28, 1997 compared to approximately $153.5 million at December 31, 1996. Historically, the Company's level of working capital has been seasonal in nature, with peak levels occurring during the second and third fiscal quarters. Therefore, the Company does not anticipate significant additional working capital requirements during the balance of fiscal 1997.

     The indentures and other agreements governing the Company's and its subsidiaries indebtedness (including the Indenture, the indentures for the 9 7/8% Notes and the 9 1/4% Notes and the credit agreement for the Ply Gem Credit Facility) contain restrictive financial and operating covenants, including covenants that restrict the ability of the Company and its subsidiaries to complete acquisitions, pay dividends, incur indebtedness, make investments, sell assets and take certain other corporate actions. See "Description of Notes" and "Description of Other Obligations."

     The Company's ability to pay interest on or to refinance its indebtedness (including indebtedness under the Notes) depends on the successful integration of Ply Gem's operations and the Company's future performance, which, in part, is subject to general economic, financial, competitive, legislative, regulatory and other factors beyond its control. There can be no assurance that the Company will generate sufficient cash flow from the operation of its subsidiaries or that future financings will be available on acceptable terms in an amount sufficient to enable the Company to service or refinance its indebtedness, including the Notes, or to make necessary capital expenditures. See "Risk Factors -- Substantial Leverage."

                                    BUSINESS

GENERAL

     The Company is a major manufacturer and distributor of building products for the residential and commercial construction, manufactured housing, DIY and professional remodeling and renovation markets. The Company operates principally through two core businesses: (i) the Residential Building Products Group which offers a broad range of products including built-in and ventilation products, windows, doors and siding; and (ii) HVAC Products Group which manufactures and sells custom-designed systems for commercial applications and standard products for manufactured and site-built residential housing. For the twelve months ended June 28, 1997, the Company had pro forma net sales of approximately $1.8 billion and adjusted pro forma EBITDA of approximately $159.6 million. See "Unaudited Pro Forma Condensed Consolidated Financial Data."

ACQUISITION RATIONALE

     The Acquisition reinforces Nortek's strategy of developing and maintaining leading positions in selected strategic product lines within the building products industry. The Company expects the Acquisition will provide a significant opportunity to (i) expand in the growing and less cyclical remodeling and renovation markets, (ii) increase its importance as a supplier to home centers and national distributors and (iii) realize savings from the elimination of duplicative administrative expenses and the implementation of other operating efficiencies.

     Expansion in growing, less cyclical markets. The Company believes the Acquisition will accelerate its expansion into the growing remodeling and renovation markets. Ply Gem's windows, doors and siding business offers a range of products targeted towards the replacement and remodeling markets, including through the home center distribution channel.

     Increased importance to customers. The Acquisition will broaden the Company's product offerings, which the Company believes will enhance its position within currently served distribution channels. The Acquisition will add windows, doors and siding to the Company's existing product portfolio. Accordingly, the Company believes that home centers and national distributors, two of the Company's most important customer channels, will view the Company as a broader "one-stop shopping" supplier at a time when such customers are seeking to consolidate their vendor bases. In addition, the Acquisition will permit the sale of Ply Gem's product lines through Nortek's customers serving the manufactured housing market.

     Ability to realize substantial cost savings. The Company expects to realize pre-tax annual cost savings of approximately $23.4 million, based on the last twelve months ended June 28, 1997, as a result of the Acquisition. These savings are expected to result from several actions, including: (i) the elimination of expenses associated with Ply Gem's New York headquarters; (ii) the consolidation into the Company of certain of Ply Gem's corporate functions such as legal, accounting and risk management; and (iii) the identification and rationalization of underperforming product lines. The Company believes that this annual rate of cost savings can be achieved beginning in 1998.

BUSINESS STRATEGY

     The Company's objective is to achieve stable profitable growth in its core building products businesses by (i) selectively expanding its portfolio of complementary product lines, (ii) developing and maintaining leadership positions in strategic products and markets, (iii) achieving a competitive advantage as a low cost producer and (iv) realizing synergies in marketing and distribution by offering a broader range of products.

     The Company intends to continue to pursue synergistic acquisitions in its core product lines in order to expand market share in its businesses. The Company believes there will continue to be opportunities to make such acquisitions that can contribute value through a combination of economies of scale, market power and breadth of distribution. In the past several years, Nortek has successfully integrated acquisitions into its existing businesses, including the addition of Rangaire L.P., Best S.p.A. and Venmar Ventilation, Inc. to its Residential Building Products Group.

     A fundamental component of the Company's business strategy is to focus on its core businesses. Accordingly, the Company takes a disciplined approach to the divestiture or discontinuation of non-strategic assets that are not market leaders and that fail to meet the Company's investment return expectations.

     Recent Developments. The Company currently has under consideration the possible sale or other disposition of all or part of its Plumbing Products Group in one or more transactions. The Company has received proposals from prospective buyers but has no binding commitment or understanding with respect to any sale. The Company does not expect that disposition of all or a part of the Group based upon the terms being discussed would have a material impact on the results of operations or financial condition of the Company.

THE MARKET FOR BUILDING PRODUCTS

     The Industry Overview. The building products industry consists of a large number of companies that manufacture materials and equipment used primarily in two end markets: (i) the repair, renovation and remodeling market and (ii) the new construction market. Both of these end markets are further subdivided into residential and non-residential categories. According to the United States Department of Commerce, private construction of residential and non-residential buildings totaled approximately $397 billion in 1996.

     The most important factors influencing demand for building products include both the levels of residential and commercial new construction activity as well as the levels of repair and remodeling activity. Demand for residential building products is principally affected by the number of housing starts, the rate of existing home sales and the age and size of the U.S. housing stock. The level of remodeling activity tends to be closely related to the rate of existing home sales and the age and size of such homes. Nortek and Ply Gem each have strong relationships with large retail home centers which are expected to benefit from continuing growth of the DIY and home improvement markets.

     Renovation and Remodeling. The Company's strategy is to increase sales derived from spending associated with renovation and remodeling activities for both residential and non-residential buildings and structures. The Company believes that the frequency of renovating and remodeling activities increases with the age of a home and that such activities also often occur shortly before and after an existing home sale. According to the NAH, the average age of a U.S. home has increased from 23 years in 1985 to 28 years in 1995. During the same period, according to the NAH annual sales of existing homes increased 21%. Additionally, the rapid expansion of building product retail chains have made building products more accessible to "do-it-yourselfers," contributing to the overall growth in the renovation and remodeling markets. Correspondingly, between 1985 and 1995, according to the NAH expenditures on home improvements increased from $44.9 billion to $70.3 billion, or 57%. The Company also believes that the existing home market experiences less cyclicality than the new home market.

     Residential New Construction. This category includes spending associated with the construction of both single-family and multi-family residences. Building activity in the residential construction market is often measured in terms of housing starts, which vary with job growth, population growth and other demographic trends, as well as the state of the economy and interest rates. According to the NAH, housing starts in 1996 totaled 1.48 million units, consisting of 1.16 million single family units and 0.32 million multi-family units. Since 1985, single family housing starts have exceeded one million units in all but two years (1990 and 1991), while multi-family housing starts have averaged 350,000 units per year during the same period. Manufactured housing shipments have increased from approximately 170,000 in 1991 to over 360,000 in 1996, representing an increase in excess of 50%. The sector is growing consistently faster than the overall market for new housing, representing 24% in the total single family housing starts in 1996 over 17% in 1991. Another factor driving increased demand for building products has been an increase in the average size of homes built in the United States. In 1996, the average single-family home contained 1,950 square feet of space, compared to 1,385 square feet in 1970 and 1,595 square feet in 1980. According to the USDC, total spending in the United States for new housing units in 1996 totaled approximately $176 billion, representing an 8% increase over 1995 levels.

     Non-Residential Construction. This category includes spending associated with the construction of new buildings and structures for the commercial, industrial, government and infrastructure markets. Activity in commercial construction has increased as evidenced by expenditures for new office space, which grew from $20.3 billion in 1992 to $27.6 billion in 1996.

NORTEK

     Nortek is a diversified manufacturer of residential and commercial building products, operating within two principal product groups: the Residential Building Products Group and the HVAC Products Group. Nortek also operates the Plumbing Products Group. Through these product groups, Nortek manufactures and sells, primarily in the United States, Canada and Europe, a wide variety of products for the residential and commercial construction, manufactured housing, and the DIY and professional remodeling and renovation markets.

Residential Building Products Group

     The Residential Building Products Group is a leading manufacturer and distributor of built-in products primarily for the residential new construction, DIY and professional remodeling and renovation markets. The principal products sold by the Group are kitchen range hoods, bath fans, combination units (fan, heater and light combinations) and bath cabinets. This Group is the largest supplier in the United States and Canada of range hoods, bath fans and combination units, indoor air quality products such as continuous-ventilation systems and energy-recovery ventilators and one of the leading suppliers in Western Europe, South America and the Middle East of luxury "Eurostyle" range hoods. Products are sold under the Broan(R), Nautilus(R), Venmar(R), Flair, vanEE(R), Rangaire(R) and Best(R) brand names, among others, to distributors and dealers of electrical and lighting products, kitchen and bath dealers, retail home centers and OEMs (original equipment manufacturers). Customers for the Group's products include residential and electrical contractors, professional remodelers and DIY homeowners. Other products sold by this Group include, among others, wireless security products, garage door openers, built-in home intercoms and entertainment systems, home automation systems, door chimes, paddle fans, central vacuum systems and fluorescent lighting fixtures. Nortek's sales of kitchen range hoods accounted for approximately 16.4% of Nortek's consolidated net sales in 1996.

     A key component of the Group's operating strategy is the introduction of new products which capitalize on the strong Broan(R), Nautilus(R), Venmar(R), Flair, vanEE(R), Rangaire(R) and Best(R) brand names and the extensive distribution system of the Group's businesses. Product introductions under these brand names include the Finesse(TM) contoured style range hood, Sensaire and Solitare Ultra Silent fans and fan lights, the Flair and vanEE(R) Super Compact Line of heat recovery cores and the Broan(R) stainless steel trash compactor.

     With respect to certain product lines, several private label customers account for a substantial portion of revenues. In 1996, approximately 24% of the total sales of the Group were made to private label customers.

     The Group offers a broad array of products with various features and styles across a range of price points. Nortek believes that the Group's variety of product offerings helps the Group maintain and improve its market position for its principal products. At the same time, Nortek believes that the Group's status as a low-cost producer, in large part as a result of cost reduction initiatives, provides the Group with a competitive advantage.

     With respect to range hoods, bath fans, combination units and radio intercoms, Nortek believes that the Group's primary competitor is NuTone, a subsidiary of Williams Holdings PLC. The market for bath cabinets is highly fragmented with no single dominant suppliers. The Group's other products compete with many domestic and international suppliers in their various markets. The Group competes with suppliers of competitive products primarily on the basis of quality, distribution, delivery and price. Although the Group believes it competes favorably with respect to each of these factors, competition among suppliers of the Group's products is intense and certain of these suppliers have greater financial and marketing resources than the Group.

Air Conditioning and Heating Products Group

     The HVAC Products Group manufactures and sells HVAC systems for custom-designed commercial applications and for manufactured and site-built residential housing. The Group's commercial products consist of HVAC systems which are custom-designed to meet customer specifications for commercial offices, manufacturing and educational facilities, hospitals, retail stores and governmental buildings. Such systems are primarily designed to operating on building rooftops (including large self-contained walk-in-units) or on individual floors within a building, and range from 40 to 600 tons of cooling capacity. This Group markets its commercial products under the Governair(R), Mammoth(R) and Temtrol(R) brand names. For manufactured and site-built residential housing, the Group's products include central air conditioners, heat pumps, furnaces and a wide range of accessories marketed under the Intertherm(R), Miller(R), Elect-Air(R) and Powermiser(R) brand names.

     Commercial Products. The Group's commercial products include packaged rooftop units and air handlers, custom walk-in mechanical equipment rooms, individual floor by floor units and heat pumps. The market for commercial HVAC equipment is segmented between standard and custom-designed equipment.

     Nortek believes there are many applications for which custom-designed equipment is required or is more cost effective over the life of the building. Unlike standard equipment, the Group's commercial HVAC equipment can be designed to match the exact space, capacity and performance requirements of the customer. The Group sells its commercial products primarily to contractors, owners and developers of commercial office buildings, manufacturing and educational facilities, hospitals, retail stores and governmental buildings. The Group seeks to maintain strong relationships nationwide with design engineers, owners and developers, and the persons who are most likely to value the benefits and long-term cost efficiencies of the Group's custom-designed equipment.

     Nortek estimates that slightly less than half of the Group's commercial sales in 1996 were attributable to replacement and retrofit activity, which typically is less cyclical than new construction activity and generally commands higher margins. The Group continues to develop product and marketing programs to increase penetration in the growing replacement and retrofit market.

     Nortek believes that the Group is among the largest suppliers of custom-designed commercial HVAC products in the United States. The Group's four largest competitors in the commercial HVAC market are Brod & McClung, Inc. (which sells under the "Pace" trade name), McQuay (a division of Snyder-General Corporation), Miller-Picking (a division of York International Corporation) and The Trane Company (a subsidiary of American Standard Inc.). The Group competes primarily on the basis of engineering support, quality, flexibility in design and construction and total installed system cost.

     Residential Products. The Group is one of the largest suppliers of air conditioners, heat pumps and furnaces to the manufactured housing market in the United States. In addition, the Group manufactures and markets HVAC products for site-built homes, a business it entered in 1987.

     The principal factors affecting the market for the Group's residential HVAC products are the levels of manufactured housing shipments and housing starts and the demand for replacement and modernization of existing equipment. Nortek anticipates that the replacement market will continue to expand as a large number of previously installed heating and cooling products become outdated or reach the end of their useful lives during the 1990s. This growth may be accelerated by a tendency among consumers to replace older heating and cooling products with higher efficiency models prior to the end of such equipment's useful life. Nortek estimates that more than half of the Group's residential site-built sales of HVAC products in 1996 were attributable to the replacement market, which tends to be less cyclical than the new construction market. The market for residential cooling products, including those sold by the Group, is affected by spring and summer temperatures. Nortek believes that the Group's ability to offer both heating and cooling products helps offset the effects of seasonality of the Group's sales.

     A substantial portion of site-built residential products have been introduced in the past several years, including a new line of furnaces and a reengineered line of high efficiency air conditioners and heat pumps.

Plumbing Products Group

     The Plumbing Products Group manufactures and sells vitreous china bathroom fixtures (including lavatories, toilet bowls, flush tanks, bidets and urinals), gelcoat and acrylic bathtubs, shower stalls and whirlpools, brass and die cast faucets and shower doors, and also markets stainless steel and enameled steel tubs and sinks. The Group also sells designer bathroom fixtures, 1.6 gallon water-efficient toilets, pressure balance tub-shower fittings and a variety of products that are accessible to physically challenged individuals. Products are sold under the URC(TM) and Universal-Rundle(R) brand names principally to wholesale plumbing r distributors and retail home centers. End customers of the Group's products are generally home builders, do-it-yourself or buy-it-yourself homeowners, remodeling contractors and commercial builders.

     The Group competes with many suppliers of plumbing and related products, several of which have greater financial and marketing resources than the Group and greater brand awareness. The Group's competitors include American Standard Inc., Eljer Industries, a subsidiary of Zurn Industries, Kohler Company and Mansfield Plumbing Products, Inc., a subsidiary of Falcon Building Products, Inc. The Group competes primarily on the basis of service, quality, price, and breadth of product line offerings.

PLY GEM

     Ply Gem conducts the majority of its business through its Windows, Doors and Siding Group. Additionally, Ply Gem operates a Wood and Decorative Products business and a Home Products business.

Windows, Doors and Siding

     Ply Gem is a major manufacturer and distributor of vinyl and wood windows and doors for use in the replacement/remodeling and new construction segments of the building products market. Ply Gem believes it is among the largest suppliers of vinyl windows serving the replacement market in the United States. Additionally, Ply Gem believes it is a leading supplier of wood windows to major home centers. Ply Gem seeks to differentiate its windows and doors business from its competition with a multiple brand strategy, a multi-channel distribution strategy (with an emphasis on the home center market), an established distribution network utilizing custom design and manufacturing capabilities and a superior field sales and services support network.

     Ply Gem is a major manufacturer and distributor of vinyl siding, soffit, skirting, injected molded components and accessories, which are available in a wide variety of woodgrains and colors. Its products are used in both remodeling and new construction applications for exterior siding materials (which includes wood, aluminum and masonry) due to its ease of installation, high performance, durability, low maintenance requirements and price stability as compared to alternative siding materials. These products are marketed principally to building materials distributors, who in turn sell primarily to home centers and lumber yards.

     Net sales of Ply Gem's Windows, Doors and Siding Group were approximately $476.7 million for the year ended December 31, 1996 and $222.2 million for the six months ended June 30, 1997.

Wood and Decorative Products

     Specialty Wood Products Group. Ply Gem's Specialty Wood Products Group manufactures and distributes pressure treated wood products, specialty lumber, and decorative home products. The group offers a full range of preservative and fire retardant treated lumber and plywood products which are marketed to home centers, cooperative buying groups, lumber yards and independent wholesale distributors for use generally in residential decking, roofing, siding and landscaping as well as various commercial construction applications. The group also products and distributes a full line of decorative wall coverings, including pre-finished wood paneling, shelving, solid wood planking and tile board. Additional decorative home products include imported ceramic, porcelain and marble tile and melamine coated kitchens and bath panels. These products are marketed both direct to home centers and lumber yards as well as to independent wholesale distributors.

     Distribution Group. Ply Gem's Distribution Group markets specialty wood and wood related products, including hardwood plywood, melamine and other laminated board products, hardwood lumber, and cabinet and furniture hardware. The group is also an importer of specialty wood panels. In addition, the group is a west coast distributor of furniture components, laminates and board products. Customers include cabinet and furniture manufacturers, architectural mill workers and manufacturers of store fixtures and signs. The group has also begun to penetrate the home center and lumber yard market with a variety of its products.

     Net sales of Ply Gem's Wood and Decorative Products Group were approximately $274.2 million for the year ended December 31, 1996 and $147.4 million for the six months ended June 30, 1997.

Home Products

     Ply Gem's Home Products Group manufactures disposable paper vacuum cleaner bags through its Studley subsidiary. Products are sold to manufacturers of vacuum cleaners, mass merchandisers and other retailers and to the retail home center market. The Group had net sales of approximately $24.0 million for the year ended December 31, 1996 and $12.1 million for the six months ended June 30, 1997.

Legal Proceedings

     The Company is subject to numerous federal, state and local laws and regulations, including environmental laws and regulations that impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid and hazardous wastes. The Company believes that it is in substantial compliance with the material laws and regulations applicable to it. The Company is involved in current, and may become involved in future, remedial actions under federal and state environmental laws and regulations which impose liability on companies to clean up, or contribute to the cost of cleaning up, sites at which their hazardous wastes or materials were disposed of or released. Such claims may relate to properties or business lines acquired by the Company after a release has occurred. In other instances, the Company may be partially liable under law or contract to other parties that have acquired businesses or assets from the Company for past practices relating to hazardous substances management. The Company believes that all such claims asserted against it, or such obligations incurred by it, will not have a material adverse effect upon the Company's financial condition or results of operations. Expenditures in 1995 and 1996 to evaluate and remediate such sites were not material. However, the Company is presently unable to estimate accurately its ultimate financial exposure in connection with identified or yet to be identified remedial actions due among other reasons to: (i) uncertainties surrounding the nature and application of environmental regulations, (ii) the Company's lack of information about additional sites at which it may be listed as a potentially responsible party ("PRP"), (iii) the level of clean-up that may be required at specific sites and choices concerning the technologies to be applied in corrective actions and (iv) the time periods over which remediation may occur. Furthermore, since liability for site remediation is joint and several, each PRP is potentially wholly liable for other PRPs that become insolvent or bankrupt. Thus, the solvency of other PRPs could directly affect the Company's ultimate aggregate clean-up costs. In certain circumstances, the Company's liability for clean-up costs may be covered in whole or in part by insurance or indemnification obligations of third parties.

     Hoover Treated Wood Products, Inc. ("Hoover"), a wholly-owned subsidiary of Ply Gem, is a defendant in a number of lawsuits alleging damage caused by alleged defects in certain pressure treated interior wood products. Hoover has not manufactured or sold these products since August 1988. Sales of these products constituted less than 3% of total sales of Ply Gem and its subsidiaries on a consolidated basis during the period January 1, 1984 through December 31, 1990. The number of lawsuits pending has declined significantly from earlier periods. Most of the suits have been resolved by dismissal or settlement with settlements being paid out of insurance proceeds or other third party recoveries. Hoover and Ply Gem are vigorously defending the suits which remain pending and defense and indemnity costs are being paid out of insurance proceeds and proceeds from the settlement by Hoover with suppliers of material used in the production of interior treated wood products. Hoover and Ply Gem have engaged in coverage litigation with their insurers and have settled their coverage claims with a majority of the insurers. Hoover and Ply Gem believe that the remaining coverage disputes will be resolved on a satisfactory basis and a substantial amount of additional coverage will be available. In reaching this belief, Hoover and Ply Gem have has analyzed Hoover's insurance coverage and the status of the coverage litigation, considered the history of settlements with primary and excess insurers and consulted with counsel. In evaluating the effect of these lawsuits, a number of factors have been considered, including: the litigation history, the significant decline in the number of cases, the availability of various legal defenses and the likely availability of proceeds from additional insurance.

     Andrew Klotz, a purported shareholder of Ply Gem, has filed a complaint in Delaware Chancery Court against Ply Gem, Ply Gem's Chairman and each of the other members of Ply Gem's Board of Directors (the Chairman and such other directors collectively, the "Individual Defendants"). The complaint purports to be brought on behalf of a class consisting of all public stockholders of Ply Gem, and claims that the Individual Defendants breached their fiduciary duties and subordinated the interests of Ply Gem's public stockholders to the individual interests of Ply Gem's Chairman with respect to amounts to be received by him in connection with the proposed termination of his existing employment agreement with Ply Gem in connection with an acquisition of Ply Gem, and that, as a result, the public stockholders have not and will not receive their fair proportion of the value of Ply Gem's assets and business and/or have been and will be prevented from obtaining a fair and adequate price for their shares. The complaint seeks monetary relief based on the defendants' purported wrongful acts and seeks to have the Court impose a constructive trust upon all monies paid by the Company and Ply Gem to any Individual Defendant as a result of such person's purported breach of his fiduciary duties. The defendants believe the complaint to be without merit.

     In addition, two other purported shareholders of Ply Gem, Herman Smilow and Adele Brody, have filed a complaint against Ply Gem and the Individual Defendants in Delaware Chancery Court. The complaint purports to be on behalf of a class consisting of all public shareholders of Ply Gem, and alleges that the Ply Gem Board members breached their fiduciary duties by recommending and approving the Atrium Agreement and the transactions contemplated thereby. At the time of filing, the complaint sought an injunction enjoining the transactions contemplated by the Atrium Agreement, as well as plaintiffs' costs and legal fees. The defendants expect this action to be consolidated with the suit brought by Mr. Klotz. The defendants believe this complaint to be equally without merit.

     Finally, Andrew Klotz also filed a complaint against Furman Selz LLC ("Furman Selz") in the New York Supreme Court. On June 20, 1997, Furman Selz and Ply Gem entered into a letter of engagement (the "Engagement Letter") pursuant to which Furman Selz agreed to render financial advisory and investment banking services to Ply Gem in connection with the proposed acquisition of Ply Gem by a third party. The complaint purports to be on behalf of a class consisting of all public shareholders of Ply Gem, and alleges, among other things, that Furman Selz was negligent in failing to take into consideration certain factors and render advice that would maximize shareholder value. The complaint alleges that the shareholders have suffered damages in an amount in excess of $100,000,000 as a result of such negligence and seeks such damages and the return of fees paid to Furman Selz. Under the Engagement Letter, Ply Gem is required to indemnify Furman Selz against losses and costs incurred as a result of third party lawsuits arising out of the services rendered by it under the Engagement Letter (except in the case that such losses and costs are finally judicially determined to be primarily attributable to the bad faith or gross negligence on the part of Furman Selz).

     The Company and its subsidiaries are parties to various legal proceedings and claims incident to the conduct of their businesses, including the matters described above. None of these proceedings and claims is expected to have a material adverse effect, either individually or in the aggregate, on the Company's financial position or results of operations. See Note 8 of Notes to Consolidated Financial Statements of Nortek included elsewhere herein.

                                   MANAGEMENT

DIRECTORS OF THE COMPANY

     The following table sets forth the name, age as of the date hereof and current principal occupation or employment and five-year employment history for the five members currently serving on the Company's Board of Directors. Unless otherwise noted, each director has maintained the same principal occupation during the past five years.

                                          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
            NAME              AGE                  FIVE-YEAR EMPLOYMENT HISTORY
  -------------------------   ---    ---------------------------------------------------------
  Richard L. Bready........   53     Mr. Bready has been Chairman and Chief Executive Officer
                                     of Nortek for more than the past five years.
  Phillip L. Cohen.........   65     Mr. Cohen was a partner with the professional service
                                     firm Arthur Andersen LLP from 1965 until his retirement
                                     in June 1994 and has been a financial consultant since
                                     that date.
  Richard J. Harris........   61     Mr. Harris has been employed by Nortek as Vice President
                                     and Treasurer for more than the past five years.
  William I. Kelly.........   54     Mr. Kelly has been Director of the Graduate School of
                                     Professional Accounting of Northeastern University for
                                     more than the past five years.
  J. Peter Lyons...........   63     Mr. Lyons, for more than the past five years, has been
                                     President of The J. Peter Lyons Companies, an insurance
                                     and employee benefit consulting company.

OTHER EXECUTIVE OFFICERS

     The following table sets forth the name, age as of the date hereof and position and office held with the Company for the following persons who may be deemed executive officers of the Company and who are not also serving on the Company's Board of Directors. Unless otherwise noted, each executive officer has maintained the same position and office with the Company during the past five years.

            NAME              AGE          PRESENT POSITION AND OFFICE WITH THE COMPANY
  -------------------------   ---    ---------------------------------------------------------
  Almon C. Hall............   50     Vice President, Controller and Chief Accounting Officer
  Kenneth J. Ortman........   62     Senior Vice President, Group Operations
  Siegfried Molnar.........   57     Senior Vice President, Group Operations
  Kevin W. Donnelly........   43     Vice President, General Counsel and Secretary

PLY GEM OFFICERS

     Upon the consummation of the Tender Offer, Jeffrey S. Silverman, Ply Gem's former Chief Executive Officer and Chairman of the Board, and Herbert P. Dooskin, Ply Gem's former Executive Vice President, terminated their employment with Ply Gem. In addition, both Mr. Silverman and Mr. Dooskin have each agreed, for a period of two years from the consummation of the Tender Offer, not to directly or indirectly compete with Ply Gem or its subsidiaries in the United States, engage in certain activities that may interfere with the operations of Ply Gem or its subsidiaries or aid competitors of Ply Gem. See "The Acquisition." Consummation of the Tender Offer permitted Dana R. Snyder, Ply Gem's former President, to leave Ply Gem's employ and receive certain severance benefits under his employment agreement. Shortly following consummation of the Acquisition, Mr. Snyder's employment with Ply Gem terminated. In addition, Mr. Snyder's employment agreement provides that, for a period of two years following the termination of his employment, he will not directly or indirectly compete with Ply Gem or its subsidiaries.

     On September 16, 1997, the Company announced the appointment of Robert E.G. Ratcliffe as the new President and Chief Executive Officer of Ply Gem. Since 1989, Mr. Ratcliffe has served as Chief Executive Officer of Nordyne Inc., a wholly owned subsidiary of the Company and part of the Company's Air Conditioning and Heating Products Group. Prior to joining Nordyne Inc., Mr. Ratcliffe was President, North American Operations, Carrier Corporation.

                              DESCRIPTION OF NOTES

GENERAL

     The Original Notes were issued and the Exchange Notes will be issued pursuant to an indenture (the "Indenture") dated as of August 26, 1997 between the Company and State Street Bank and Trust Company, a Massachusetts banking corporation, as trustee (the "Trustee"). The terms of the Exchange Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), as in effect on the date of the Indenture. The Notes are subject to all such terms, and holders of the Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indenture and the Notes does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions included in the Indenture of certain terms used below. A copy of the Indenture is an exhibit to the Registration Statement of which this Prospectus is a part and is publicly available as set forth above under "-- Available Information." The definitions of certain terms used in the following summary are set forth below under "-- Certain Definitions."

     The form and terms of the Exchange Notes are the same as the form and terms of the Original Notes (which they replace) except that (i) the Exchange Notes bear a Series B designation, (ii) the Exchange Notes have been registered under the Securities Act and, therefore, will generally not bear legends restricting the transfer thereof (except as may be required under the state securities laws) and (iii) the Exchange Notes will not provide for the payment of Liquidated Damages (except in certain limited circumstances set forth in the Registration Rights Agreement). See "The Exchange Offer -- Registration Rights; Liquidated Damages."

     The Notes will be unsecured senior obligations of the Company limited to $310 million aggregate principal amount. The Notes will rank senior in right of payment to all existing and future subordinated Indebtedness of the Company, including the 9 7/8% Notes, and pari passu in right of payment with all existing and future senior unsecured Indebtedness of the Company, including the 9 1/4% Notes. The Notes will be effectively subordinated to all existing and future secured Indebtedness of the Company and the Subsidiary Guarantors, if any, including secured Indebtedness pursuant to the Company Credit Facility or the Ply Gem Credit Facility to the extent of the value of the assets securing such Indebtedness, and the Notes will be structurally subordinated to all Indebtedness and other obligations (including trade payables) of the Company's Subsidiaries (including Ply Gem and its Subsidiaries). At June 28, 1997, after giving effect to the Transactions, the Notes would have been effectively subordinated to approximately $414.4 million of indebtedness for borrowed money, trade payables and accrued liabilities of the Company's Subsidiaries.

     Although the Indenture contains certain covenants and provisions that afford certain protections to holders of the Notes, such covenants and provisions would not necessarily afford the holders of the Notes protection in the event of a highly leveraged transaction involving the Company, including a leveraged transaction initiated or supported by the Company, the management of the Company or any affiliate of either party. See "-- Certain Covenants" below.

PRINCIPAL, MATURITY AND INTEREST

     The Notes will mature on September 1, 2007. Interest on the Notes will accrue at the rate of 9 1/8% per annum and will be payable semi-annually on each September 1 and March 1 commencing on March 1, 1998, to Holders on the immediately preceding August 15 or February 15, whether or not a business day. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of issuance of the Notes. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

     Principal of, premium, if any, interest on, and Liquidated Damages, if any, with respect to the Notes will be payable by wire transfer of immediately available funds to the holder of the Global Notes; provided, that payments of interest and Liquidated Damages, if any, may be made at the office or agency of the Company maintained for such purpose or, at the option of the Company, by check mailed to the Holders at their respective addresses set forth in the register of Holders. Unless otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose. The Notes will be issued only in registered form, without coupons, in denominations of $1,000 and integral multiples thereof. The Trustee is Paying Agent and Registrar under the Indenture. The Company may act as Paying Agent or Registrar under the Indenture, and the Company may change the Paying Agent or Registrar without notice to the Holders.

OPTIONAL REDEMPTION

     The Notes will be redeemable by the Company, in whole or in part, on or after September 1, 2002 at the following redemption prices (expressed as a percentage of the principal amount) if redeemed during the 12-month period beginning September 1 of the years indicated below, in each case, together with accrued and unpaid interest and Liquidated Damages, if any, to the redemption date:

                                      YEAR                          PERCENTAGE
                -------------------------------------------------   ----------
                2002.............................................     104.563%
                2003.............................................     103.042%
                2004.............................................     101.521%
                2005 and thereafter..............................     100.000%

     Notice of the redemption must be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder to be redeemed at such Holder's registered address. If any Note is to be redeemed in part only, the notice of redemption relating to that Note will state the principal amount thereof to be redeemed and a new Note in principal amount equal to the unredeemed portion will be issued in the name of the Holder upon cancellation of the original Note. On and after the redemption date, interest ceases to accrue on Notes or portions of Notes called for redemption, unless the Company shall default in the payment of the redemption price. If less than all the outstanding Notes are to be redeemed at any time, selection of the Notes for redemption will be made by the Trustee by lot or, if such method is prohibited by the rules of any stock exchange on which the Notes are then listed, any other method the Trustee considers reasonable, provided that Notes shall be redeemed in principal amounts of $1,000 or integral multiples thereof.

MANDATORY REDEMPTION

     The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes. However, as described below, the Company may be obligated, under certain circumstances, to make an offer to purchase (i) all outstanding Notes at a redemption price of 101% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase, upon a Change of Control; and (ii) outstanding Notes with a portion of the Excess Proceeds of Asset Sales at a redemption price of 100% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase. See "-- Change of Control" and "-- Certain Covenants -- Limitation on Use of Proceeds from Asset Sales."

CHANGE OF CONTROL

     Upon the occurrence of a Change of Control, each Holder will have the right to require the repurchase of all or any part of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer") at a purchase price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase (the "Change of Control Payment").

     Immediately following any Change of Control, the Company is required to mail a notice to the Trustee and to each Holder stating: (i) that the Change of Control Offer is being made pursuant to the Repurchase Upon Change of Control covenant of the Indenture and that all Notes tendered will be accepted for payment; (ii) the amount of the Change of Control Payment and the purchase date (the "Change of Control Payment

Date"), which may not be earlier than 30 days nor later than 60 days from the date such notice is mailed; (iii) that any Note not tendered will continue to accrue interest; (iv) that, unless the Company defaults in the payment thereof, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on and after the Change of Control Payment Date; (v) that Holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender the Notes to be purchased to the Paying Agent at the address specified in the notice prior to the close of business on the third business day preceding the Change of Control Payment Date;
(vi) that Holders will be entitled to withdraw Notes they have tendered on the terms and conditions set forth in such notice; and (vii) that Holders whose Notes are being purchased only in part will be issued new Notes (or book-entry notation made with respect thereto) equal in principal amount to the unpurchased portion of the Notes tendered; provided that the portion of each Note purchased and each such new Note issued (or book-entry notation, if applicable) shall be in a principal amount of $1,000 or an integral multiple thereof.

     On the Change of Control Payment Date, the Company will, to the extent lawful, (i) accept for payment all Notes or portions thereof tendered pursuant to the Change of Control Offer and not withdrawn, (ii) deposit with the Paying Agent an amount sufficient to pay the Change of Control Payment in respect of all Notes or portions thereof so tendered and not withdrawn, and (iii) deliver or cause to be delivered to the Trustee all Notes so tendered and not withdrawn together with an Officers' Certificate specifying the Notes or portions thereof tendered to the Company. The Paying Agent will promptly mail to each Holder of Notes so tendered and not withdrawn the Change of Control Payment in respect of such Notes, and the Trustee will promptly authenticate and mail to such Holder a new Note (or cause to be transferred by book entry) equal in principal amount to any unpurchased portion of the Notes surrendered; provided that each such new Note shall be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

     The Company will comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes triggered by a Change of Control.

     A "Change of Control" will be deemed to have occurred at such time as any of the following events occur: (i) there is consummated any consolidation or merger of the Company with or into another corporation, or all or substantially all of the assets of the Company are sold, leased or otherwise transferred or conveyed to another Person (other than pursuant to a bona fide pledge of assets to secure Indebtedness made in accordance with the Indenture), and the holders of the Company's common stock outstanding immediately prior to such consolidation, merger, sale, lease or other transfer or conveyance or one or more Exempt Persons do not hold, directly or indirectly, at least a majority of the common stock of the continuing or surviving corporation immediately after such consolidation or merger or at least a majority of the Equity Interests of such Person; (ii) there is filed a report on Schedule 13D or 14D-1 (or any successor schedule, form or report) pursuant to the Exchange Act disclosing that any person (defined, solely for the purposes of the Change of Control provision, as the term "person" is used in Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision to either of the foregoing) has become the beneficial owner (as the term "beneficial owner" is defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act) of 50% or more of the combined voting power of all the Company's then outstanding securities entitled to vote generally for the election of directors; provided, however, that a person shall not be deemed to be the beneficial owner of, or to own beneficially, (A) any securities tendered pursuant to a tender or exchange offer made by or on behalf of such person or any of such person's Affiliates or associates until such tendered securities are accepted for purchase or exchange thereunder, or (B) any securities if such beneficial ownership (1) arises solely as a result of a revocable proxy delivered in response to a proxy or consent solicitation made pursuant to the applicable rules and regulations under the Exchange Act, and (2) is not also then reportable on Schedule 13D (or any successor schedule) under the Exchange Act; or (iii) during any consecutive two-year period, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of 66 2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office.

     Notwithstanding the foregoing, a Change of Control shall not be deemed to have occurred under clause (ii) of the immediately preceding paragraph solely by virtue of the Company, any Subsidiary of the Company, any employee stock ownership plan or any other employee benefit plan of the Company or any such Subsidiary, any other person holding securities of the Company for or pursuant to the terms of any such employee benefit plan, or any Exempt Person, filing or becoming obligated to file a report on Schedule 13D or Schedule 14D-1 (or any successor schedule, form or report) under the Exchange Act disclosing beneficial ownership by it of securities of the Company, whether equal to or greater than 50% of the combined voting power of the Company's then outstanding securities entitled to vote generally for the election of directors or otherwise.

     The Change of Control purchase feature may in certain circumstances make more difficult or discourage a takeover of the Company and, thus, the removal of the incumbent management. Although the Company has from time to time received and considered proposals which might involve a Change of Control, the Change of Control purchase feature was not adopted as a result of management's knowledge of any specific effort to accumulate shares of Common Stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of antitakeover provisions. Instead, the Change of Control purchase feature is a standard term contained in other similar debt offerings and the terms of such feature result from negotiations between the Company and the Initial Purchasers. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the Company's capital structure or credit ratings.

     The occurrence of a Change of Control would require the Company to offer to acquire the 9 7/8% Notes and the 9 1/4% Notes at 101% of the principal amount thereof and likely would result in an event of default under the Company Credit Facility and the Ply Gem Credit Facility permitting the lenders thereunder to accelerate the repayment of the Indebtedness thereunder. If a Change of Control were to occur, there can be no assurance that the Company would have sufficient funds to satisfy all of such obligations. In addition, the Company's ability to make such payment may be limited by the terms of its then-existing borrowings and other agreements applicable to the Company or its Subsidiaries. Certain existing agreements applicable to certain of the Company's Subsidiaries restrict the ability of these Subsidiaries to make distributions to the Company. See "Description of Other Obligations."

     Neither the Board of Directors of the Company nor the Trustee may waive the Change of Control repurchase feature of the Indenture.

     One of the events that constitutes a Change of Control under the Indenture is a sale, lease or other transfer or conveyance of all or substantially all of the assets of the Company. There is no precise established definition under applicable law of the term "substantially all" and, accordingly, if the Company were to engage in transactions in which it disposed of less than all of its assets, a question could arise as to whether such disposition was of "substantially all" of its assets and whether because of such disposition the Company was required to repurchase the Notes as a result of a Change of Control.

CERTAIN COVENANTS

     Limitation on Restricted Payments. The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly: (i) declare or pay any dividend on, or make any distribution in respect of the Company's or any such Restricted Subsidiary's Capital Stock or other Equity Interests, except to the extent any such dividend or other distribution is (a) actually received by the Company or a Restricted Subsidiary thereof or (b) payable solely in shares of Capital Stock or other Equity Interests (other than Redeemable Stock or Capital Stock convertible into any security other than such Capital Stock) of the Company or such Restricted Subsidiary, as the case may be;
(ii) purchase, redeem or otherwise acquire or retire for value any Capital Stock or other Equity Interests of the Company or any of its Restricted

Subsidiaries (other than Capital Stock or other Equity Interests held by the Company or any Wholly-Owned Subsidiary of the Company that is a Restricted Subsidiary); (iii) prepay, repay, purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to a scheduled repayment date, scheduled mandatory sinking fund payment date or maturity date any Indebtedness of the Company that is subordinate in right of payment to the Notes (other than in connection with any refinancing of such Indebtedness permitted by the Indenture); or (iv) make any Investment other than Permitted Investments (each such action described in any of clauses (i) through (iv) above being referred to as a "Restricted Payment"), if, at the time of such Restricted Payment, (1) a Default or Event of Default shall have occurred and be continuing or shall occur as a consequence thereof; (2) such Restricted Payment, together with the aggregate amount of all other Restricted Payments declared or made on or after the issue date of the Notes (including, without duplication, Restricted Payments described in the next succeeding paragraph), exceeds the sum of (A) 50% of the cumulative Consolidated Net Income of the Company for the period commencing on January 1, 1997 through the last day of the fiscal quarter immediately preceding the date of such proposed Restricted Payment (provided that if the amount of such cumulative Consolidated Net Income divided by the number of full fiscal quarters of the Company in the applicable period exceeds $5,250,000, then such amount shall equal (i) 50% of the product of $5,250,000 multiplied by the number of full fiscal quarters in such period plus (ii) 75% of the amount in excess of the product of $5,250,000 multiplied by the number of full fiscal quarters in such period) (or, if the cumulative Consolidated Net Income of the Company shall be a deficit, minus 100% of such deficit); (B) the aggregate net cash proceeds, and the Fair Market Value of any property other than cash, if any, received by the Company (other than from a Restricted Subsidiary of the Company) from the issuance and sale of either Capital Stock of the Company (other than Redeemable Stock or any Capital Stock convertible into any security other than such Capital Stock) or Indebtedness that is convertible into Capital Stock of the Company (other than Redeemable Stock or any Capital Stock convertible into any security other than such Capital Stock), to the extent such Indebtedness is actually converted into such Capital Stock; (C) an amount equal to any cash and the Fair Market Value (at the time of receipt) of other assets received by the Company or any of its Restricted Subsidiaries after the date of the issuance of the Notes as a dividend or other distribution from any Unrestricted Subsidiary; (D) the Fair Market Value of any Investment held by either the Company or any Restricted Subsidiary of the Company in any Unrestricted Subsidiary at the time such Unrestricted Subsidiary is redesignated as a Restricted Subsidiary in accordance with the provisions of the Indenture; and (E) $35,000,000; or (3) the Company could not incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the Limitation on Additional Indebtedness covenant.

     The foregoing provisions shall not prohibit, so long as no Default or Event of Default shall have occurred and be continuing or shall occur as a consequence thereof, (i) the payment of any dividend within 60 days after the date of declaration thereof, if at such date of declaration such payment would have complied with the provisions of the Indenture; (ii) the declaration and payment by a Restricted Subsidiary of the Company which is required to file periodic reports under Section 13 or 15(d) of the Exchange Act (a "Reporting Subsidiary") of dividends on its common stock to all holders of such common stock on a pro rata basis out of funds legally available for the payment of dividends, provided that the amount of such dividends in any fiscal year of such Reporting Subsidiary shall not exceed 25% of the Consolidated Net Income of such Reporting Subsidiary for the immediately preceding fiscal year; (iii) the purchase, redemption, acquisition, cancellation or other retirement for value of shares of Capital Stock of the Company, options to purchase such shares or related stock appreciation rights or similar securities held by current or former officers, employees or directors (or their estates or beneficiaries under their estates) of the Company or any Restricted Subsidiary; provided that the aggregate consideration paid for such purchase, redemption, cancellation or other retirement after the date hereof does not exceed $2,500,000 in the aggregate in any fiscal year of the Company; (iv) the prepayment, repayment, purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any or all of the 9 7/8% Notes at any time within one year of the scheduled maturity date thereof; and (v) the redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness of the Company that is subordinated in right of payment to the Notes in exchange for, or out of the proceeds of a substantially concurrent offering of, shares of Capital Stock of the Company (other than Redeemable Stock or any Capital Stock convertible into any security other than such Capital Stock).

     Limitation on Additional Indebtedness. The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to (each, an "incurrence") any Indebtedness, including, without limitation, Acquired Indebtedness; provided, however, that the Company may incur Indebtedness if (i) no Default or Event of Default shall have occurred and be continuing at the time or after giving effect to the incurrence of such Indebtedness and (ii) the Consolidated Cash Flow Coverage Ratio of the Company for the four full fiscal quarters ending immediately prior to the date of the incurrence of such additional Indebtedness is at least 2.0 to 1.0.

     The foregoing limitations shall not apply, without duplication, to:

          (i) Existing Indebtedness;

          (ii) Indebtedness of (a) the Company represented by the Notes and the Indenture or (b) any Subsidiary Guarantor under any Subsidiary Guaranty;

          (iii) Indebtedness of the Company and its Restricted Subsidiaries under the Company Credit Facility; provided, that the aggregate principal amount of Indebtedness (including the available undrawn amount of any letters of credit issued thereunder) so incurred on any date, together with all other Indebtedness incurred pursuant to this clause (iii) and outstanding on such date, shall not exceed the greater of (a) $75,000,000 and (b) the sum of 85% of Eligible Receivables of the Company and its Subsidiaries, plus 65% of Eligible Inventory of the Company and its Subsidiaries;

          (iv) Indebtedness of (a) Broan Limited and any Canadian Subsidiaries which are Restricted Subsidiaries under the Broan Limited Credit Facility; provided that (1) the aggregate outstanding principal amount (including the available undrawn amount of any letters of credit issued thereunder) so incurred on any date, together with all other Indebtedness incurred pursuant to this clause (iv) and outstanding on such date, shall not exceed the greater of (x) $30,000,000 (Canadian) and (y) the sum of 85% of Eligible Receivables of Broan Limited and the Canadian Subsidiaries which are Restricted Subsidiaries plus 65% of Eligible Inventory of Broan Limited and the Canadian Subsidiaries which are Restricted Subsidiaries (but without duplication of any such Eligible Receivables or Eligible Inventory of Broan Limited and the Canadian Subsidiaries used as a basis to incur Indebtedness pursuant to clause (iii) above) and (2) such Indebtedness shall be secured only by Liens on assets of Broan Limited and the Canadian Subsidiaries which are Restricted Subsidiaries, and (b) the Company under its limited guaranty of not more than $20,000,000 (Canadian) of the Indebtedness of Broan Limited and the Canadian Subsidiaries which are Restricted Subsidiaries under the Broan Limited Credit Facility;

          (v) Indebtedness of Universal-Rundle Corporation for facility expansion or improvement or joint venture investment purposes not exceeding at any time $6,000,000 in aggregate outstanding principal amount and, if secured, secured only by Liens on assets of Universal-Rundle Corporation or the applicable joint venture;

          (vi) Indebtedness of the Company to any of its Wholly-Owned Subsidiaries that is a Restricted Subsidiary, provided that such Indebtedness is contractually subordinated in right of payment to the Notes, or Indebtedness of any Subsidiary of the Company that is a Restricted Subsidiary to the Company or to any other Wholly-Owned Subsidiary of the Company that is a Restricted Subsidiary, provided that any such Indebtedness incurred by a Subsidiary Guarantor is contractually subordinated in right of payment to its guarantee of the Notes; provided further that if the Company or any of its Restricted Subsidiaries incurs Indebtedness to a Wholly-Owned Subsidiary of the Company that is a Restricted Subsidiary which, at any time after such incurrence, ceases to be a Wholly-Owned Subsidiary or ceases to be a Restricted Subsidiary, then all such Indebtedness in excess of the amount of Allowable Subsidiary Loans shall be deemed to have been incurred at the time such former Wholly-Owned Subsidiary ceases to be a Wholly-Owned Subsidiary of the Company or ceases to be a Restricted Subsidiary;

          (vii) Indebtedness of a Restricted Subsidiary under a guaranty of Indebtedness of the Company (other than the Notes) which causes such Restricted Subsidiary to become a Subsidiary Guarantor pursuant to the provisions of the Limitation on Guaranties by Subsidiaries covenant;

          (viii) Indebtedness of the Company and its Restricted Subsidiaries under Interest Rate Agreements, Currency Agreements and Commodity Agreements, provided that (a) in the case of Interest Rate Agreements, such Interest Rate Agreements relate to Indebtedness permitted to be incurred under the Indenture and the notional principal amount of the obligations of the Company and its Restricted Subsidiaries under such Interest Rate Agreements does not exceed the principal amount of such Indebtedness, and
     (b) in the case of Currency Agreements that relate to other Indebtedness, such Currency Agreements do not increase the Indebtedness of the Company and its Restricted Subsidiaries outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

          (ix) Indebtedness of the Company and its Restricted Subsidiaries incurred in the ordinary course of business under guaranties of Indebtedness of suppliers, licensees, franchisees or customers;

          (x) Indebtedness incurred by the Company and its Restricted Subsidiaries consisting of Purchase Money Obligations and Capital Lease Obligations not exceeding at any time $30,000,000 in aggregate outstanding principal amount;

          (xi) Acquired Indebtedness incurred by a Restricted Subsidiary of the Company to the extent such Indebtedness could have been incurred by the Company under the limitations set forth in the preceding paragraph of this Limitation on Additional Indebtedness covenant, after giving pro forma effect to the acquisition of such Restricted Subsidiary by the Company;

          (xii) Indebtedness of any Restricted Subsidiary existing at the time of the designation of such Subsidiary as a Restricted Subsidiary in accordance with the terms of the Indenture if immediately prior to such designation such Subsidiary was an Unrestricted Subsidiary, provided that, after giving pro forma effect to such designation, such Indebtedness could have been incurred by the Company under the limitations set forth in the preceding paragraph of this Limitation on Additional Indebtedness covenant (assuming for purposes of this clause (xii) only that the Consolidated Cash Flow Coverage Ratio set forth in such paragraph were 2.25 to 1.0); and provided further that, none of the Company or any of its other Restricted Subsidiaries shall provide credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), or otherwise be at any time, directly or indirectly liable (as a guarantor or otherwise), for such existing Indebtedness, except to the extent the Company or any of its Restricted Subsidiaries could become so liable in accordance with the provisions of this Limitation on Additional Indebtedness covenant (other than solely in accordance with clause (vi) above or this clause (xii));

          (xiii) Indebtedness of the Company and its Restricted Subsidiaries in respect of performance bonds, bankers' acceptances, letters of credit, short-term overdraft facilities and surety or appeal bonds incurred or provided in the ordinary course of business;

          (xiv) Indebtedness of (a) Nortek (UK) Limited and its Subsidiaries arising out of advances on exports, advances on imports, advances on trade receivables, factoring of receivables and similar transactions in the ordinary course of business and, if secured, secured only by Liens on assets of Nortek (UK) Limited and its Subsidiaries and (b) the Company under its limited guaranty of not more than $10,000,000 of any such Indebtedness of Nortek (UK) Limited and its Subsidiaries;

          (xv) other Indebtedness of the Company and its Restricted Subsidiaries not to exceed at any time $25,000,000 in aggregate outstanding principal amount;

          (xvi) Liens permitted under the Limitation on Liens covenant; and

          (xvii) Indebtedness ("Refinancing Indebtedness") created, incurred, issued, assumed or guaranteed in exchange for, or the proceeds of which are used to extend, refinance, renew, replace, substitute or refund ("refinance"), Indebtedness described in the preceding paragraph or referred to in clauses (i) through (xv) above; provided, however, that (a) the principal amount of such Refinancing Indebtedness (or if such Refinancing Indebtedness is issued at a price less than the principal amount thereof, the original issue amount of such Refinancing Indebtedness), together with the principal amount of any remaining Indebtedness under the agreement or instrument governing the Indebtedness being refinanced, (1) in the case of Refinancing Indebtedness incurred to refinance Indebtedness permitted to be incurred under any of clauses (iii) through (v) and (xv) above, shall not, when added to all other Indebtedness outstanding under such clause, exceed the aggregate amount of Indebtedness permitted to be incurred under such clause, and (2) in the case of Refinancing Indebtedness incurred to refinance Indebtedness permitted to be incurred under any of clauses (i), (ii) and (vi) through
     (xiv) above, shall not exceed the aggregate amount of such Indebtedness outstanding at the time of such refinancing, in each case, after giving effect to any mandatory reductions in principal or other repayments required under the agreement or instrument governing such Indebtedness; (b) such Refinancing Indebtedness shall be subordinated in right of payment to the Notes or the Subsidiary Guaranties at least to the same extent as the Indebtedness to be refinanced; (c) such Refinancing Indebtedness shall have an Average Life and Stated Maturity equal to, or greater than, the Average Life and Stated Maturity of the Indebtedness to be refinanced at the time of such incurrence; (d) the proceeds of such Refinancing Indebtedness, if incurred by a Restricted Subsidiary of the Company, shall not be used to refinance Indebtedness of the Company or another Subsidiary of the Company; and (e) the incurrence of any such Refinancing Indebtedness is substantially simultaneous with the refinancing of the Indebtedness to be refinanced.

     For purposes of this Limitation on Additional Indebtedness covenant, the accretion of original issue discount on Indebtedness shall not be deemed to be an incurrence of Indebtedness.

     The Company will not, directly or indirectly, incur any Indebtedness that is expressly subordinated to any other Indebtedness of the Company or any Restricted Subsidiary unless such Indebtedness is also expressly subordinated to the Notes (and any Subsidiary Guaranty, as applicable) to the same extent and in the same manner as such Indebtedness is subordinated to such other Indebtedness of the Company or such Restricted Subsidiary.

     Limitation on Sale or Issuance of Preferred Stock of Restricted Subsidiaries. The Company shall not (i) permit any of its Restricted Subsidiaries to issue or sell to any Person except the Company or a Wholly-Owned Subsidiary of the Company that is a Restricted Subsidiary any preferred stock of any Restricted Subsidiary, or (ii) sell or otherwise convey or dispose of, or permit any of its Wholly-Owned Subsidiaries that is a Restricted Subsidiary to sell or otherwise convey or dispose of, any such preferred stock so issued or sold to the Company or any of its Wholly-Owned Subsidiaries that is a Restricted Subsidiary (except to the issuer thereof, the Company or any of its other Wholly-Owned Subsidiaries that is a Restricted Subsidiary).

     Limitation on Liens. The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien on any Principal Property or on any shares of Capital Stock of any Restricted Subsidiary of the Company held by the Company or any other Restricted Subsidiary of the Company or on any Indebtedness owed by any Restricted Subsidiary to the Company or any other Restricted Subsidiary of the Company. The foregoing limitation does not apply to (i) Liens securing obligations under the Notes, (ii) Liens securing obligations under the Company Credit Facility or the Ply Gem Credit Facility (but such Liens shall not secure Indebtedness in excess of the amount of Indebtedness then permitted to be incurred under clause (iii) of the second paragraph of the Limitation on Additional Indebtedness covenant plus the amount of any Indebtedness then outstanding pursuant to such clause (iii)); (iii) other Liens existing on the Closing Date; (iv) Liens with respect to the assets of a Restricted Subsidiary granted by such Restricted Subsidiary to the Company or a Restricted Subsidiary that is a Wholly-Owned Subsidiary of the Company to secure Indebtedness owing to the Company or such Wholly-Owned Subsidiary by such Restricted Subsidiary; (v) Liens permitted by clauses (iv), (v), (x) and (xiv) of the Limitation on Additional Indebtedness covenant; (vi) Liens in respect of Indebtedness permitted by clause (xiii) of the Limitation on Additional Indebtedness covenant; (vii) Liens granted in connection with the extension, renewal or refinancing, in whole or in part, of any Indebtedness under the Notes or described in clause (iii) above; provided that (1) such new Indebtedness is permitted to be incurred under the Limitation on Additional Indebtedness covenant and (2) the amount of Indebtedness secured by such Lien is not increased thereby; and provided, further, that the extension, renewal or refinancing of Indebtedness of the Company may not be secured by Liens on assets of any Restricted Subsidiary other than to the extent the Indebtedness being extended, renewed or refinanced was at any time previously secured by Liens on assets of such Restricted Subsidiary; and (viii) Permitted Liens.

     Limitation on Certain Restrictions Affecting Subsidiaries. The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create or enter into or otherwise cause or permit to exist or become effective any agreement with any Person that would cause any consensual encumbrance or restriction on the ability of any such Restricted Subsidiary to
(i) pay dividends or make any other distributions on its Capital Stock or any other interest or participation in, or measured by, its profits, owned by the Company or any of its Restricted Subsidiaries, (ii) pay or repay any Indebtedness owed to the Company or any of its Restricted Subsidiaries which owns Equity Interests in such Restricted Subsidiary, (iii) make loans or advances to the Company or any of its Restricted Subsidiaries which owns Equity Interests in such Restricted Subsidiary, (iv) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries which owns Equity Interests in such Restricted Subsidiary or (v) guarantee any Indebtedness of the Company or any other Restricted Subsidiary of the Company except, in each case, for such encumbrances or restrictions existing under or by reason of (a) applicable law, (b) the Indenture, (c) customary nonassignment provisions of any lease governing a leasehold interest of the Company or any of its Restricted Subsidiaries, (d) any instrument governing Indebtedness of a Person acquired by the Company or any of its Restricted Subsidiaries at the time of such acquisition, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person so acquired,
(e) agreements existing as of the issue date of the Notes, (f) the Company Credit Facility, (g) the Ply Gem Credit Facility, (h) the Broan Limited Credit Facility, (i) any other agreement pursuant to which any Restricted Subsidiary of the Company incurs Indebtedness in accordance with the Limitation on Additional Indebtedness covenant and (j) any agreement effecting a refinancing of Indebtedness issued pursuant to any agreement or instrument referred to in clause (d), (e), (f), (g), (h) or (i) above, provided that the terms and conditions of any such encumbrances and restrictions are not materially less favorable to the Holders than those under the agreement or instrument evidencing the Indebtedness being refinanced.

     The foregoing shall not restrict the ability of any Restricted Subsidiary of the Company to grant any Lien to the extent otherwise permitted in the Indenture.

     Repurchase upon Change of Control. See "-- Change of Control" above.

     Limitation on Use of Proceeds from Asset Sales. The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, consummate any Asset Sale unless (i) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of any such Asset Sale having a value (including the Fair Market Value of any non-cash consideration) at least equal to the Fair Market Value of the securities or assets being sold or otherwise disposed of, and (ii) at least 75% of the consideration from such Asset Sale is received in the form of cash, Cash Equivalents (together with cash, "Cash Proceeds") or indebtedness for borrowed money of the Company or such Restricted Subsidiary that is assumed by the transferee of any such assets or any such indebtedness of any Restricted Subsidiary of the Company whose stock is purchased by the transferee. Any Net Cash Proceeds (a) in excess of the amount of cash applied by the Company or any Restricted Subsidiary of the Company during the period beginning 12 months prior to the date of the Asset Sale (but not prior to the issue date of the Notes) and ending 12 months after the date of such Asset Sale to purchase any business that is, or any properties and assets used primarily in, the same or a related business as those owned and operated by the Company and its Subsidiaries as of the issue date of the Notes or at the date of such Asset Sale and (b) not applied within 12 months after the date of the Asset Sale to reduce Indebtedness of the Company (other than Indebtedness which is subordinated by its terms to the Notes) or any Restricted Subsidiary shall be deemed to be "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $15,000,000, the Company shall make an offer (the "Excess Proceeds Offer") to apply the Excess Proceeds to purchase the Notes. The Excess Proceeds Offer must be in cash in an amount equal to 100% of the principal amount plus accrued and unpaid interest, if any, thereon and Liquidated Damages, if any, to the date fixed for the closing of such offer, substantially in accordance with the procedures for a Change of Control Offer described in the Repurchase upon Change of Control covenant. To the extent that the aggregate amount of Notes tendered pursuant to the Excess Proceeds Offer is less than the Excess Proceeds, the Company may use the remaining Excess Proceeds for general corporate purposes and such amounts shall no longer be deemed Excess Proceeds. If the aggregate principal amount of Notes surrendered by Holders exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased on a pro rata basis, subject to the limitation on the authorized denominations of the Notes.

     The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws are applicable in connection with the repurchase of Notes pursuant to an Excess Proceeds Offer.

     Limitation on Transactions with Affiliates. Except as otherwise permitted by the Indenture, neither the Company nor any of its Restricted Subsidiaries shall make any Investment, loan, advance, guaranty or capital contribution to, or for the benefit of, or sell, lease or otherwise transfer or dispose of any of its properties or assets to, or for the benefit of, or purchase or lease any property or assets from, or enter into or amend any contract, agreement or understanding with, or for the benefit of, any Affiliate of the Company or any of its Restricted Subsidiaries, unless (i) such transaction or series of transactions is in the best interests of the Company or such Restricted Subsidiary based on all relevant facts and circumstances; (ii) such transaction or series of transactions is fair to the Company or such Restricted Subsidiary and on terms that are no less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could have been obtained in a comparable transaction on an arms' length basis from a Person that is not an Affiliate of the Company or any of its Restricted Subsidiaries; and (iii) (a) with respect to a transaction or series of related transactions involving aggregate payments in excess of $2,500,000, the Board of Directors and a majority of the Disinterested Directors shall approve such transaction or series of transactions by a Board Resolution evidencing their determination that such transaction or series of transactions complies with clauses (i) and (ii) above, and (b) with respect to a transaction or series of transactions involving aggregate payments equal to or greater than $10,000,000, the Company receives a written opinion from a nationally recognized investment bank or valuation firm or, with respect to a transaction requiring the valuation of real property, a nationally recognized real estate appraisal firm, that such transaction or series of transactions is fair to the Company from a financial point of view. Certain transactions subject to this covenant, such as the repurchase of Capital Stock from, or an Investment in, an Affiliate of the Company or any of its Restricted Subsidiaries may also be subject to the Limitation on Restricted Payments covenant.

     The foregoing limitation shall not apply to: (i) any payment of money or issuance of securities by the Company or any Restricted Subsidiary of the Company pursuant to employment agreements or arrangements and employee benefit plans, including reimbursement or advancement of out-of-pocket expenses and directors' and officers' liability insurance; (ii) reasonable and customary payments and other benefits (including indemnification) provided to directors for service on the Board of Directors of the Company or any of its Restricted Subsidiaries and reimbursement of expenses related thereto; or (iii) transactions between the Company and any Restricted Subsidiary of the Company, or between one Restricted Subsidiary of the Company and another Restricted Subsidiary of the Company, provided that not more than 20% of such Restricted Subsidiary is owned by any Affiliate of the Company or any of Restricted Subsidiaries (other than the Company or a Wholly-Owned Subsidiary of the Company).

     Limitation on Guaranties by Subsidiaries. The Company shall not permit any Restricted Subsidiary of the Company, directly or indirectly, to assume, guarantee or in any other manner become liable with respect to any Indebtedness of the Company (excluding for this purpose, any Indebtedness deemed to arise from a guarantee by the Company of Indebtedness of any Restricted Subsidiary of the Company) or any Subsidiary Guarantor (other than the Notes), unless (a) such liability is in respect of the Company Credit Facility or the Ply Gem Credit Facility or (b) such Restricted Subsidiary is a Subsidiary Guarantor or simultaneously executes and delivers (i) to the Company and the Trustee a supplemental indenture to the Indenture providing for a Subsidiary Guaranty of the Notes by such Restricted Subsidiary and any other Subsidiary Guarantors having such terms as are set forth in an exhibit to the Indenture and (ii) to the Trustee a Subsidiary Guaranty. Notwithstanding the foregoing, in the event that a Subsidiary Guarantor is released from all obligations which pursuant to the first sentence of this paragraph would obligate it to become a Subsidiary Guarantor (if it was not already a Subsidiary Guarantor), such Subsidiary Guarantor shall be automatically and unconditionally released from all obligations under its Subsidiary Guaranty without any further action required on the part of the Trustee or any Holder. In addition, (i) upon the designation of any Subsidiary

Guarantor as an Unrestricted Subsidiary in compliance with the terms of the Indenture or (ii) upon any sale or disposition (by merger or otherwise) of any Subsidiary Guarantor by the Company or a Restricted Subsidiary of the Company to any Person that is not an Affiliate of the Company or any of its Restricted Subsidiaries which is otherwise in compliance with the terms of the Indenture, such Subsidiary Guarantor shall be automatically and unconditionally released from all obligations under its Subsidiary Guaranty without any such further action.

     No Lien on the properties or assets of any Restricted Subsidiary of the Company permitted by the Limitation on Liens covenant shall constitute a guaranty of the payment of any Indebtedness of the Company for purposes of this Limitation on Guaranties by Subsidiaries covenant.

     The provisions of this Limitation on Guaranties by Subsidiaries covenant shall cease to have further force and effect (and if there then exists any Subsidiary Guarantor, such Subsidiary Guarantor will be deemed to be released from all obligations under its Subsidiary Guaranty) at such time as the similar covenant in the indenture governing the Company's 9 7/8% Notes and the indenture governing the Company's 9 1/4% Notes shall cease to have further force and effect (whether by reason of amendment, redemption or repayment of such Indebtedness or otherwise), provided, however, that if the instrument or other agreement governing any Indebtedness incurred to refinance the 9 7/8% Notes or the 9 1/4% Notes includes such a similar covenant, the provisions of this Limitation on Guaranties by Subsidiaries covenant shall continue in full force and effect for so long as such similar covenant remains in force and effect.

     Payments for Consents. Neither the Company nor any of its Subsidiaries shall, directly or indirectly, pay or cause to be paid any consideration whether by way of interest, fee or otherwise, to any Holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or agreed to be paid to all Holders of the Notes which so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

     Rule 144A Information Requirement. The Company has agreed that, if it is not subject to and in compliance with the informational requirements of Sections 13 or 15(d) of the Exchange Act at any time while the Notes constitute "restricted securities" within the meaning of the Securities Act, it will furnish to the holders or beneficial holders of the Notes and prospective purchasers of the Notes designated by holders of the Notes, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act until such time as the Company either exchanges all of the Notes for the Exchange Notes or has registered under the Securities Act and continues to maintain a registration statement with respect to the resale of all of the Notes pursuant to the Registration Rights Agreement.

     Provision of Reports. The Indenture will provide that whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will furnish to the Holders of Notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes the financial condition and results of operations of the Company and its Subsidiaries and, with respect to the annual information only, a report thereon by the Company's independent certified public accountants and (ii) all reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports. In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to investors or prospective investors who request it in writing.

MERGER, CONSOLIDATION OR TRANSFER OF ASSETS

     The Company shall not consolidate with, merge with or into, or transfer all or substantially all of its assets (as an entirety or substantially as an entirety in one transaction or a series of related transactions) to, any Person or permit any Person to merge with or into it, or permit any of its Subsidiaries to enter into any such transaction or transactions if such transaction or transactions in the aggregate would result in a transfer of all or substantially all of the assets of the Company and its Subsidiaries on a consolidated basis, unless: (1) the Company shall be the continuing Person, or the Person, if other than the Company, formed by such consolidation or into which the Company is merged or to which the properties and assets of the Company or of the Company and its Subsidiaries on a consolidated basis, substantially as an entirety, are transferred shall be a corporation organized and existing under the laws of the United States or any state thereof or the District of Columbia and shall expressly assume, by an indenture supplemental to the Indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture, and the Indenture remains in full force and effect; (2) immediately before and immediately after giving effect to such transaction, no Event of Default and no Default shall have occurred and be continuing; (3) the Person which is formed by or survives such consolidation or merger or to which such assets are transferred (the "surviving entity"), after giving pro forma effect to such transaction, could incur $1.00 of additional Indebtedness under the first paragraph of the Limitation on Additional Indebtedness covenant; (4) immediately after giving effect to such transaction on a pro forma basis the Consolidated Net Worth of the surviving entity shall be equal to or greater than the Consolidated Net Worth of the Company immediately before such transaction; and (5) each Subsidiary Guarantor, if any, unless it is the other party to the applicable transaction described above or its Subsidiary Guaranty, after giving effect to such transaction, is to be released in accordance with the terms hereof and of such Subsidiary Guaranty, shall have confirmed by supplemental indenture that its Subsidiary Guaranty shall apply to the obligations of the Company or the surviving entity under the Indenture.

     In connection with any such consolidation, merger or transfer, the Company shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers' Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and the supplemental indenture in respect thereto comply with the Indenture and that all conditions precedent therein provided for relating to such transactions have been complied with.

     Upon any consolidation or merger, or any transfer of all or substantially all of the assets of the Company and its Subsidiaries on a consolidated basis, in accordance with the second preceding paragraph, the successor Person formed by such consolidation or into which the Company is merged or the successor Person to which such transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor Person had been named as the Company in the Indenture, and when a successor Person assumes all the obligations of its predecessor under the Indenture or the Notes, the predecessor shall be released from those obligations; provided, however, that in the case of a transfer by lease, the predecessor shall not be released from the payment of principal of, premium, if any, interest and Liquidated Damages, if any, on the Notes.

     With respect to the transfer of all or substantially all of the assets of the Company or of the assets of the Company and its Subsidiaries on a consolidated basis, there is no precise established definition of the term "substantially all" under applicable law. Accordingly, if the Company were to engage in transactions in which it disposed of less than all of its assets or the Company or a Subsidiary of the Company were to engage in transactions in which less than all of the assets of the Company and its Subsidiaries on a consolidated basis were disposed of, a question could arise as to whether such disposition was of "substantially all" of the assets of the Company or of the Company and its Subsidiaries on a consolidated basis, as the case may be, and, therefore, whether the transaction was subject to the foregoing provisions of the Indenture.

EVENTS OF DEFAULT AND REMEDIES

     The Indenture provides that each of the following constitutes an "Event of Default": (1) the Company defaults in the payment, when due and payable, of (i) interest on or Liquidated Damages, if any, with respect to any Note and the default continues for a period of 30 days, or (ii) principal of or premium, if any, on any Notes when the same becomes due and payable at maturity, by acceleration, on the Redemption Date, on the Change of Control Payment Date, on any payment date respecting an Excess Proceeds Offer or otherwise; (2) the Company fails to comply with any of the provisions set forth under "Merger, Consolidation or Transfer of Assets" above; (3) the Company fails to comply with any of its covenants or agreements in the Notes or the Indenture (other than those referred to in clause (1) or (2) above), or any Subsidiary Guarantor fails to comply with any of its covenants or agreements in the Indenture or its Subsidiary Guaranty, and in either case such failure continues for the period and after receipt by the Company of the notice specified below; (4) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such indebtedness or guaranty is now existing or hereafter created, if such default shall constitute a failure to pay any portion of the principal of such indebtedness when due and payable or if as a result of such default the maturity of such indebtedness has been accelerated prior to its stated maturity and, in either case, the principal amount of such indebtedness, together with the principal amount of any other such indebtedness for money borrowed which has not been paid when due and payable or the maturity of which has been accelerated as a result of such default, aggregates $15,000,000 or more; (5) the Company or any of its Significant Subsidiaries that is a Restricted Subsidiary (or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary) pursuant to or within the meaning of any bankruptcy law: (A) commences a voluntary case or proceeding; (B) consents to the entry of an order for relief against it in an involuntary case or proceeding; (C) consents to the appointment of a custodian of it or for all or substantially all of its property; (D) makes a general assignment for the benefit of its creditors; or
(E) admits in writing its inability to pay its debts generally as they become due; (6) a court of competent jurisdiction enters an order or decree under any bankruptcy law that: (A) is for relief against the Company or any of its Significant Subsidiaries that is a Restricted Subsidiary (or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary) in an involuntary case or proceeding; (B) appoints a custodian of the Company or any of its Significant Subsidiaries that is a Restricted Subsidiary (or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary) for all or substantially all of its properties; (C) orders the liquidation of the Company or any of its Significant Subsidiaries that is a Restricted Subsidiary (or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary) and (D) remains unstayed and in effect for 60 days; (7) final judgments for the payment of money which in the aggregate exceed $15,000,000 shall be rendered against the Company or any of its Restricted Subsidiaries by a court and shall remain unstayed or undischarged for a period of 60 days; or (8) any Subsidiary Guaranty ceases to be in full force and effect or is declared null and void, or any Subsidiary Guarantor denies that it has any further liability under any Subsidiary Guaranty or gives notice to such effect (in each case other than by reason of the termination of the Indenture or the release of such Subsidiary Guaranty in accordance with the terms of the Indenture and such Subsidiary Guaranty) and such condition shall have continued for the period and after receipt by the Company of the notice specified below.

     A Default under clause (3) or (8) above is not an Event of Default until the Trustee notifies the Company, or the Holders of at least 25% in aggregate principal amount of the Notes at the time outstanding notify the Company and the Trustee, of the Default and the Company does not cure such Default within 30 days after receipt of such notice. Any such notice must specify the Default, demand that it be remedied and state that such notice is a "Notice of Default."

     In the case of any Event of Default (other than as a result of the failure to comply with the Repurchase upon Change of Control covenant) occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium which the Company would have to pay if the Company then had elected to redeem the Notes, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law, anything in the Indenture or in the Notes contained to the contrary notwithstanding.

     In the case of an Event of Default as a result of a failure to comply with the Repurchase upon Change of Control covenant occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium which the Company would have to pay pursuant to the Repurchase upon Change of Control covenant, such premium shall also become and be immediately due and payable at such time as the principal and interest on the Notes become due and payable pursuant to the acceleration provisions of the Indenture to the extent permitted by law, anything in the Indenture or in the Notes contained to the contrary notwithstanding.

     If any Event of Default (other than an Event of Default specified in clause
(5) or (6) above) occurs and is continuing, the Trustee or the Holders of at least 25% of the principal amount of the Notes then outstanding, by written notice to the Company (and to the Trustee if such notice is given by such Holders), may, and such Trustee at the request of such Holders shall, declare all unpaid principal of, premium, if any, and accrued interest on and Liquidated Damages, if any, with respect to the Notes to be due and payable immediately. If an Event of Default specified in clause (5) or (6) above occurs, all unpaid principal of, premium, if any, and accrued interest on and Liquidated Damages, if any, with respect to the Notes then outstanding shall ipso facto become and be immediately due and payable without declaration or other act on the part of the Trustee or any Holder. The Holders of at least a majority in principal amount of the Notes then outstanding by written notice to the Trustee may rescind an acceleration and its consequences (except an acceleration due to default in payment of principal of, premium, if any, and accrued interest on and Liquidated Damages, if any, with respect to, the Notes) if all existing Events of Default have been cured or waived except non-payment of principal of, premium, if any, and accrued interest on and Liquidated Damages, if any, with respect to, the Notes that have become due solely because of the acceleration. Subject to certain restrictions set forth in the Indenture, the Holders of at least a majority in principal amount of the outstanding Notes by notice to the Trustee may waive an existing Default or Event of Default and its consequences, except a default in the payment of principal of, premium, if any, or interest on, or Liquidated Damages, if any, with respect to any Note or a Default under a provision which requires consent of all Holders to amend. When a Default or Event of Default is waived, it is cured and ceases. A Holder of Notes may not pursue any remedy with respect to the Indenture or the Notes unless: (i) the Holder gives to the Trustee written notice that an Event of Default is continuing; (ii) the Holders of at least 25% in aggregate principal amount of any Notes outstanding make a written request to the Trustee to pursue the remedy; (iii) such Holder or Holders offer to the Trustee reasonable indemnity or security against any loss, liability or expense satisfactory to the Trustee;
(iv) the Trustee does not comply with the request within 30 days after receipt of the request and the offer of indemnity or security; and (v) during such 30-day period the Holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction which is inconsistent with the request.

DISCHARGE OF THE INDENTURE AND THE NOTES

     If, at any time prior to the Stated Maturity of the Notes or the date of redemption of all outstanding Notes, the Company irrevocably deposits with the Trustee money and/or direct non-callable obligations of, or non-callable obligations guaranteed by, the United States of America for the payment of which guarantee or obligation the full faith and credit of the United States is pledged, maturing as to principal and interest in such amounts and at such times as are sufficient, without consideration of any reinvestment of such interest, to pay principal of, premium, if any, and accrued interest on and Liquidated Damages, if any, with respect to, the outstanding Notes (other than replaced Notes) to maturity or redemption, as the case may be, in accordance with the terms of the Indenture and the Notes, the Indenture and each Subsidiary Guaranty, if any, shall cease to be of further effect as to all outstanding Notes (except, among other things, as to (i) remaining rights of registration of transfer and substitution and exchange of the Notes, (ii) rights of Holders to receive payment of principal of, premium, if any, and accrued interest on and Liquidated Damages, if any, with respect to the Notes, and (iii) the rights, obligation and immunities of the Trustee); provided, however, that the Company will only be entitled to make such a deposit if the Company has delivered to the Trustee, among other things, (x)(1) a ruling directed to the Trustee from the Internal Revenue Service to the effect that the holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of this Indenture and will be subject to federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit and defeasance had not occurred, or (2) an opinion of counsel, reasonably satisfactory to the Trustee to the same effect as clause (x)(1) above and (y) a report from a nationally recognized firm of independent public accountants stating that the amount of such deposit is sufficient to pay and discharge the amounts described above with respect to the Notes.

TRANSFER AND EXCHANGE

     A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the Indenture. The Registrar is not required to transfer or exchange any Note selected for redemption. Also, the Registrar is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes is to be redeemed.

     The registered Holder of a Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

     Subject to certain exceptions, with the written consent of the Holders of at least a majority in aggregate principal amount of the Notes then outstanding, the Company and the Trustee may amend the Indenture or the Notes, or may waive compliance by the Company or any Subsidiary Guarantor with any provision of the Indenture, the Notes or such Subsidiary Guarantor's Subsidiary Guaranty. However, without the consent of each Holder affected, a waiver or an amendment to the Indenture or the Notes may not: (i) reduce the percentage of principal amount of the Notes whose Holders must consent to an amendment or waiver; (ii) make any change to the Stated Maturity of the principal of, premium, if any, or any interest on or Liquidated Damages, if any, with respect to, the Notes or any Redemption Price thereof, or impair the right to institute suit for the enforcement of any such payment or make any Note payable in money or securities other than that stated in the Note; (iii) waive a default in the payment of the principal of, premium, if any, or interest on, or Liquidated Damages, if any, with respect to, any Note; (iv) make any change in the provisions of the Repurchase upon Change of Control covenant or the Limitation on Use of Proceeds of Asset Sales covenant; (v) release any Subsidiary Guarantor from any of its obligations under its Subsidiary Guaranty or the Indenture other than in compliance with the terms of the Indenture and such Subsidiary Guaranty; or (vi) make any change in the amendment provisions of the Indenture.

     Notwithstanding the foregoing, without the consent of any Holder, the Company and the Trustee may amend or supplement the Indenture or the Notes (i) to cure any ambiguity, defect or inconsistency; (ii) to comply with the provisions described under "Merger, Consolidation or Transfer of Assets"; (iii) to provide for uncertificated Notes in addition to or in place of certificated Notes so long as such uncertificated Notes are in registered form for purposes of the Internal Revenue Code of 1986, as amended; (iv) to make any other change that does not adversely affect the rights of any Holder; (v) to comply with any requirement of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act; or (vi) to add any Subsidiary of the Company as a Subsidiary Guarantor.

CONCERNING THE TRUSTEE

     State Street Bank and Trust Company is the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with respect to the Notes.

     The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, or apply to the Commission for permission to continue or resign.

     The Holders of not less than a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur and be continuing (and shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care and skill of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holders of Notes, unless they shall have offered to the Trustee reasonable security or indemnity satisfactory to it against any loss, liability or expense.

CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Acquired Indebtedness" means, with respect to any Person, Indebtedness of such Person (i) assumed in connection with an acquisition of assets or properties from such Person or (ii) existing at the time such Person becomes a Restricted Subsidiary of any other Person provided such Person was not immediately prior thereto an Unrestricted Subsidiary (in each case other than any Indebtedness incurred in connection with, or in contemplation of, such acquisition or such Person becoming such a Restricted Subsidiary).

     "Affiliate" means, with respect to any Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. A Person shall be deemed to "control" (including the correlative meanings, the terms "controlling", "controlled by" and "under common control with") another Person if the controlling Person possesses, directly or indirectly, the power to direct or cause the direction of the management or policies of the controlled Person, whether through ownership of voting securities, by agreement or otherwise.

     "Allowable Subsidiary Loans" means Indebtedness of the Company to a Restricted Subsidiary not to exceed the Net Cash Proceeds received by the Company as a result of such Restricted Subsidiary becoming less than a Wholly-Owned Subsidiary through the sale of Equity Interests in compliance with the terms of the Indenture, provided that (i) all such Allowable Subsidiary Loans are contractually subordinated in right of payments to the Notes and (ii) the total amount of all Allowable Subsidiary Loans at any time outstanding does not exceed $35,000,000.

     "Asset Sale" means, with respect to any Person, the sale, lease, conveyance or other transfer or disposition by such Person of any of its assets or properties (including by way of a sale-and-leaseback and including the sale, issuance or other transfer of any of the Capital Stock of any Subsidiary of such Person), in a single transaction or through a series of related transactions, for aggregate consideration received by such Person or a Subsidiary of such Person (but if such Person is the Company or any Restricted Subsidiary, only if such Subsidiary is a Restricted Subsidiary), net of out-of-pocket costs relating thereto (including, without limitation, legal, accounting and investment banking fees and sales commissions), in excess of $5,000,000. For purposes of this definition, consideration shall include, without limitation, any indebtedness for borrowed money of such Person or such Subsidiary that is assumed by the transferee of any assets or any such indebtedness of any Subsidiary of such Person whose stock is purchased by the transferee. Notwithstanding anything to the contrary in the foregoing provisions of this definition, the term "Asset Sale", with respect to any Person, shall not include (i) the sale, lease or other transfer or disposition of assets acquired and held for resale in the ordinary course of business; (ii) the sale, lease or other transfer or disposition of assets in accordance with the provisions described under "Merger, Consolidation or Transfer of Assets"; (iii) the sale, lease or other transfer or disposition of damaged, worn out or obsolete property in the ordinary course of business or other property no longer necessary for the proper conduct of the business of such Person or its Subsidiaries; (iv) the abandonment of assets or properties which are no longer useful in the business of such Person or its Subsidiaries and are not readily saleable; (v) the granting of any Lien permitted under the Limitation on Liens covenant (and any foreclosure or other sale under any such Lien, except to the extent there are surplus proceeds from such foreclosure); (vi) any sale, lease, assignment or other disposition by such Person or its Subsidiaries if such Person has outstanding senior debt securities all of which are rated BBB- or higher by S&P and have not been placed on credit watch by S&P for a possible downgrade or are rated Baa3 or higher by Moody's and have not been placed on credit watch by Moody's for a possible downgrade; or
(vii) the sale or other transfer or disposition of receivables in connection with an asset securitization transaction by such Person or its Subsidiaries.

     "Average Life" means, as of the date of determination, with respect to any debt security, the quotient obtained by dividing (i) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment (assuming the exercise by the obligor of such debt security of all unconditional (other than as to the giving of notice) extension options of each such scheduled payment date) of such debt security multiplied by the amount of such principal payment by (ii) the sum of all such principal payments.

     "Broan Limited Credit Facility" means a credit facility between Broan Limited or any of the Canadian Subsidiaries, and one or more banks or other institutional lenders, as the same may be amended, extended, amended and restated, supplemented or otherwise modified or replaced from time to time.

     "Canadian Subsidiary" means any Subsidiary of Broan Limited and any Subsidiary of the Company whose headquarters is located in Canada.

     "Capital Lease Obligations" means, with respect to any Person, all obligations under leases of property by such Person as lessee which would be capitalized on a balance sheet of such Person prepared in accordance with GAAP, and for purposes of the Indenture the amount of such obligations at any time shall be the aggregate capitalized amount thereof at such time, as determined in accordance with GAAP.

     "Capital Stock" means, with respect to any Person, any and all shares, interests, participations, rights or other equivalents (however designated) of capital stock (including common or preferred stock), partnership interests or any other participation right or other interest in the nature of an equity interest in such Person.

     "Cash Equivalents" means (i) any evidence of Indebtedness, maturing not more than 365 days after the date of acquisition, issued or fully guaranteed or insured by the United States of America, or an instrumentality or agency thereof (provided that the full faith and credit of the United States of America is pledged in support thereof), (ii) any certificate of deposit, overnight bank deposit or bankers' acceptance, maturing not more than 365 days after the date of acquisition, issued by, or time deposit of, a commercial banking institution having unsecured long-term debt (or whose holding company has unsecured long-term debt) rated, at the time as of which any Investment therein is made, BBB- or better by S&P or Moody's or the equivalent of such rating by a successor rating agency, (iii) commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate or Subsidiary of the Company) organized and existing under the laws of the United States of America or any State thereof or the District of Columbia which is rated, at the time as of which any Investment therein is made, P-1 or better by Moody's or A-1 or better by S&P, or the equivalent of such rating by a successor rating agency, (iv) Investments in mutual funds, money market funds, investment pools and other savings vehicles, substantially all of the assets of which are invested in Investments described in clause (i), (ii) or (iii) above, and (v) in the case of Broan Limited and the Canadian Subsidiaries, (a) any evidence of Indebtedness, maturing not more than 365 days after the date of acquisition, issued or fully guaranteed or insured by Canada or any instrumentality or agency thereof (provided that the full faith and credit of Canada is pledged in support thereof), (b) any certificate of deposit, overnight bank deposit or bankers' acceptance, maturing not more than 365 days after the date of acquisition, issued by, or time deposit of, a commercial banking institution having unsecured long-term debt (or whose holding company has unsecured long-term debt) rated, at the time as of which any Investment therein is made, A or better by Dominion Bond Rating Services or the equivalent of such rating by a successor rating agency and (c) commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate or Subsidiary of the Company) organized and existing under the laws of Canada or any province thereof which is rated, at the time as of which any Investment therein is made, R-1 or better by Dominion Bond Rating Services or the equivalent of such rating by a successor rating agency.

     "Commodity Agreement" means any agreement or arrangement designed to protect the Company or any of its Restricted Subsidiaries against fluctuations in the prices of commodities used by the Company or any of its Subsidiaries in the ordinary course of business.

     "Company Credit Facility" means one or more credit facilities (other than the Ply Gem Credit Facility) between the Company or any of its Subsidiaries and one or more banks or other institutional lenders, as the same may be amended, extended, amended and restated, supplemented or otherwise modified or replaced from time to time, specifically designated in each such credit facility as a "Company Credit Facility." All Company Credit Facilities are referred to collectively in the Indenture as the "Company Credit Facility."

     "Consolidated Amortization Expense" means, with respect to any Person for any period, the amortization expense of such Person and its Subsidiaries (or if such Person is the Company, the amortization expense of the Company and its Restricted Subsidiaries), determined on a consolidated basis for such period in accordance with GAAP, excluding any amortization expense included in Consolidated Interest Expense.

     "Consolidated Cash Flow" means, with respect to any Person for any period, the sum of, without duplication, (i) Consolidated Net Income of such Person for such period, (ii) Consolidated Interest Expense of such Person for such period,
(iii) Consolidated Income Tax Expense of such Person for such period, (iv) Consolidated Depreciation Expense of such Person for such period, (v) Consolidated Amortization Expense of such Person for such period , and (vi) the amount, not to exceed 10% of Consolidated Cash Flow of such Person for such period (which amount shall be excluded in determining such Consolidated Cash
Flow), by which (A) other non-cash items of expense that reduce Consolidated Net Income of such Person for such period exceed (B) other non-cash items of expense that increase Consolidated Net Income of such Person for such period.

     "Consolidated Cash Flow Coverage Ratio" means, with respect to any Person for any period, the ratio of Consolidated Cash Flow of such Person for such period to Consolidated Interest Expense of such Person for such period; provided, however, that, Consolidated Cash Flow and Consolidated Interest Expense shall be calculated on a pro forma basis after giving effect, as if occurring at the beginning of such period, to (i) the incurrence of Indebtedness giving rise to the need to calculate the Consolidated Cash Flow Coverage Ratio and the retirement of any Indebtedness refinanced with the proceeds of such Indebtedness, (ii) the incurrence, during such period or since the last day of such period, of any Indebtedness (other than Indebtedness incurred for working capital purposes), and the retirement of any Indebtedness refinanced with the proceeds of such Indebtedness, (iii) the acquisition by such Person (directly or through a Restricted Subsidiary of such Person if such Person is the Company and directly or through a Subsidiary of such Person if such Person is not the Company) of any company or business during such period or since the last day of such period and (iv) the sale or other disposition of assets or properties outside the ordinary course of business by such Person (directly or through a Restricted Subsidiary of such Person if such Person is the Company and directly or through a Subsidiary of such Person if such Person is not the Company) and the actual application of the proceeds therefrom during such period or since the last day of such period.

     "Consolidated Depreciation Expense" means, with respect to any Person for any period, the depreciation and depletion expense of such Person and its Subsidiaries (or if such Person is the Company, the depreciation and depletion expense of the Company and its Restricted Subsidiaries), determined on a consolidated basis for such period in accordance with GAAP.

     "Consolidated Income Tax Expense" means, with respect to any Person for any period, the provision for federal, state, local and foreign income taxes (including franchise, net worth or similar taxes) of such Person and its Subsidiaries (or if such Person is the Company, the provision for such taxes of the Company and its Restricted Subsidiaries) for such period, determined on a consolidated basis in accordance with GAAP.

     "Consolidated Interest Expense" means, with respect to any Person for any period, without duplication, the sum of (i) the interest expense of such Person and its Subsidiaries (or if such Person is the Company, the interest expense of the Company and its Restricted Subsidiaries) for such period, determined on a consolidated basis in accordance with GAAP, including, without limitation, all original issue discount and other interest portion of any deferred payment Indebtedness and all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing less any interest income included in Consolidated Net Income for such period, but excluding any deferred financing fees otherwise includible in Consolidated Interest Expense for such period; (ii) the interest component of Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Subsidiaries (or if such Person is the Company, such interest expense paid, accrued and/or scheduled to be paid or accrued by the Company and its Restricted Subsidiaries) during such period as determined on a consolidated basis in accordance with GAAP; and (iii) all cash dividends or other distributions declared or paid on any Capital Stock (other than common stock or preferred stock that is not Redeemable Stock or, with respect to the Company, Special Common Stock) of such Person and its Subsidiaries (or if such Person is the Company, all such dividends or other distributions declared or paid on any such Capital Stock of the Company and its Restricted Subsidiaries) for such period as determined on a consolidated basis in accordance with GAAP; provided, however, that any Indebtedness bearing a floating rate of interest shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period.

     "Consolidated Net Income" means, with respect to any Person for any period, the aggregate net income (or loss) of such Person and its Subsidiaries (or if such Person is the Company, the aggregate net income (or loss) of the Company and its Restricted Subsidiaries) for such period, before discontinued operations, extraordinary items and the cumulative effect of a change in accounting principles, determined on a consolidated basis in accordance with GAAP, provided that there shall also be excluded from Consolidated Net Income (but only to the extent included in calculating such Consolidated Net Income):
(i) any net gains or losses in respect of dispositions of assets other than in the ordinary course of business; (ii) any gains from currency exchange transactions not in the ordinary course of business consistent with past practice; (iii) any gains or losses realized from the termination of any employee pension benefit plan; (iv) any gains or losses realized upon the refinancing of any Indebtedness of such Person or any of its Subsidiaries (or if such Person is the Company, any gains or losses realized upon the refinancing of any Indebtedness of Company and its Restricted Subsidiaries); (v) any gains or losses arising from the destruction of property or assets due to fire or other casualty; (vi) any gains or losses from the revaluation of property or assets;
(vii) the net income (or loss) of any Person that is not a Subsidiary of such first Person (or that is not a Restricted Subsidiary if such first Person is the Company) except to the extent of cash dividends or distributions paid to such first Person by such other Person in such period; (viii) the net income (or loss) of any Subsidiary of such first Person except to the extent of the interest of such Person in such Subsidiary; (ix) the net income of any Subsidiary of such Person (or if such Person is the Company, of any Restricted Subsidiary) that is subject to any restriction or limitation on the payment of dividends and other distributions (including loans or advances) by operation of the terms of its charter or by agreement, instrument, judgment, decree, order or governmental regulation applicable to such Subsidiary (or such Restricted Subsidiary, if applicable) to the extent of such restriction or limitation in such period; (x) the net income of any Person acquired in a pooling transaction for any period prior to the date of such acquisition; and (xi) the excess of (a) the consolidated compensation expense recorded by the Company in the computation of net earnings of the Company in respect of shares of Capital Stock (other than Redeemable Stock) or other Equity Interests awarded, pursuant to a plan or other arrangement approved by the Board of Directors of the Company (or of a Reporting Subsidiary, if applicable), to or for the benefit of any employee, officer or director of the Company or any of its Subsidiaries or to or by any employee stock ownership plan or similar trust for the benefit of any such employee, officer or director, over (b) the amount of consolidated income tax benefit recorded by the Company in connection with such consolidated compensation expense of the Company.

     "Consolidated Net Worth" means, with respect to any Person at any date of determination, the sum of the Capital Stock, additional paid-in capital and cumulative translation, pension and other adjustment account plus retained earnings (or minus accumulated deficit), excluding amounts attributable to Redeemable Stock, any Capital Stock convertible into Indebtedness, or Treasury Stock, of such Person and its Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP.

     "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement entered into in the ordinary course of business and designed to protect the Company or any of its Restricted Subsidiaries against fluctuations in currency values to or under which the Company or any of its Restricted Subsidiaries is a party or a beneficiary on the issue date of the Notes or becomes a party or a beneficiary thereafter.

     "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

     "Disinterested Director" means, with respect to any transaction or series of transactions in respect of which the Board of Directors of the Company is required to deliver a Board Resolution under the Indenture, a member of such Board of Directors who does not have any material direct or indirect financial interest in or with respect to such transaction or series of transactions.

     "Eligible Inventory" means, with respect to any Person, the finished goods, raw materials and work-in-process of such Person less any applicable reserves, each of the foregoing determined on the FIFO method of accounting in accordance with GAAP.

     "Eligible Receivables" means, with respect to any Person, the trade receivables of such Person less the allowance for doubtful accounts, each of the foregoing determined in accordance with GAAP.

     "Equity Interests" means Capital Stock, warrants, options or other rights to acquire Capital Stock (but excluding any debt security which is convertible into, or exchangeable for, Capital Stock).

     "Exempt Person" means (i) Richard L. Bready, (ii) any Person which is an Affiliate of Richard L. Bready, and (iii) any other Affiliate of such Person so long as such Person is an Affiliate of Richard L. Bready.

     "Existing Indebtedness" means Indebtedness of the Company and its Restricted Subsidiaries, in existence on the issue date of the Notes, including without limitation all Indebtedness outstanding under the Ply Gem Credit Facility on such date.

     "Existing Investments" means (i) Investments of the Company and its Restricted Subsidiaries, in existence on the issue date of the Notes and (ii) Investments to be made pursuant to commitments authorized by the Board of Directors of the Company prior to the issue date of the Notes (a) in Ecological Engineering Associates, L.P. in an amount not to exceed $3.0 million (including such Investments made prior to the issue date of the Notes) and (b) in or related to a joint venture involving Universal-Rundle Corporation in an amount not to exceed $10.0 million.

     "Fair Market Value" means, with respect to any asset, the price which could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing buyer, neither of which is under pressure or compulsion to complete the transaction; provided, however, that the Fair Market Value of any asset or assets of the Company or any of its Subsidiaries shall be determined by the Board of Directors of the Company or, if such subsidiary is a Reporting Subsidiary, of such Reporting Subsidiary, acting in good faith, and evidenced by a Board Resolution of the Company or such Reporting Subsidiary, as the case may be, delivered to the Trustee.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession, from time to time; provided, however, that with respect to the obligations of the Company described under "Certain Covenants" and "Merger, Consolidation or Transfer of Assets" and the definitions used therein, GAAP shall be determined on the basis of such principles as in effect on the issue date of the Notes.

     "Indebtedness" means, with respect to any Person, without duplication, any indebtedness, contingent or otherwise, (i) with respect to borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), or evidenced by bonds, notes, debentures or similar instruments or consisting of reimbursement obligations with respect to letters of credit, or (ii) representing the deferred and unpaid balance of the purchase price of any property excluding any such balance that constitutes a trade payable or an accrued liability, in each case arising in the ordinary course of business, if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such Person prepared on a consolidated basis in accordance with GAAP, and shall also include, to the extent not otherwise included, (a) any Capital Lease Obligations, (b) the maximum fixed repurchase price of any Redeemable Stock, (c) indebtedness secured by a Lien to which the property or assets owned or held by such Person is subject, whether or not the obligations secured thereby shall have been assumed,
(d) guaranties of items that would be included within this definition to the extent of such guaranties, and (e) net liabilities in respect of Commodity Agreements, Currency Agreements and Interest Rate Agreements. For purposes of the immediately preceding sentence, the maximum fixed repurchase price of any Redeemable Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Stock as if such Redeemable Stock were repurchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, provided that if such Redeemable Stock is not then permitted to be repurchased, the repurchase price shall be the book value of such Redeemable Stock. The amount of Indebtedness of any Person at any date shall be without duplication (y) the outstanding balance at such date of all unconditional obligations as described above and the maximum liability of any such contingent obligations at such date and (z) in the case of Indebtedness of others secured by a Lien to which the property or assets owned or held by such Person is subject, the lesser of the Fair Market Value at such date of any property or asset subject to a Lien securing the Indebtedness of others or the amount of the Indebtedness secured. The amount of any Indebtedness issued at a discount shall be equal to the gross proceeds of such issuance (and not the face amount of any bond, note, debenture or similar instrument representing such Indebtedness).

     "Interest Rate Agreement" means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, or other similar agreement or arrangement entered into in the ordinary course of business and designed to protect the Company or any of its Restricted Subsidiaries against fluctuations in interest rates to or under which the Company or any of its Restricted Subsidiaries is a party or a beneficiary thereof.

     "Investment" means, with respect to any Person, (i) any direct or indirect loan or other extension of credit (other than extensions of trade credit by such Person on commercially reasonable terms and relating to the sale of property or services in the ordinary course of business) or capital contribution (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others) to any other Person, or (ii) any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by any other Person.

     "Lien" means any mortgage, lien, pledge, charge, security interest or encumbrance of any kind, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease intended as security, any option or other agreement to sell or give any security interest and any filing of or other agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction other than a financing statement covering leased goods under a lease not intended as security).

     "Liquidated Damages" means all liquidated damages then owing pursuant to the Registration Rights Agreement.

     "Net Cash Proceeds" means the aggregate Cash Proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale, net of the out-of-pocket costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions) and any relocation expenses and severance and shutdown costs incurred as a result thereof, and all federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP as a consequence of such Asset Sale, amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets which are the subject of such Asset Sale and any reasonable reserve in accordance with GAAP for adjustments in respect of the sale price of such asset or assets.

     "Non-Recourse Debt" means Indebtedness (i) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable (as a guarantor or otherwise), or (c) constitutes the lender; (ii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and (iii) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

     "Notes" means any of the Company's 9 1/8% Senior Notes due September 1, 2007 issued under the Indenture.

     "Officers' Certificate" means, with respect to any Person, a certificate signed by the Chief Executive Officer or President and the Chief Financial Officer or chief accounting officer of such Person.

     "Permitted Investments" means any of the following: (i) Cash Equivalents;
(ii) Existing Investments; (iii) Investments by the Company or a Restricted Subsidiary of the Company in any Subsidiary of the Company that is a Restricted Subsidiary or any other Person that concurrently with the making of such Investment becomes a Subsidiary of the Company that is a Restricted Subsidiary;
(iv) guaranties by Restricted Subsidiaries of the Company permitted under the Limitation on Additional Indebtedness covenant and the Limitation on Guaranties by Subsidiaries covenant; (v) Indebtedness of the Company to any Restricted Subsidiary of the Company, provided that such Indebtedness is contractually subordinated in right of payment to the Notes; (vi) Investments by the Company or any of its Restricted Subsidiaries in debt securities or debt instruments having maturities of 10 years or less and (A) issued or fully guaranteed or insured by the United States of America, or an instrumentality or agency thereof (provided that the full faith and credit of the United States of America is pledged in support thereof) or (B) with a rating of BBB- or better by S&P or Baa-3 or better by Moody's or the equivalent of such rating by a successor rating agency; (vii) any Investment by Broan Limited and or any Canadian Subsidiary in debt securities or debt instruments having maturities of 10 years or less and issued or fully guaranteed or insured by Canada or an instrumentality or agency thereof or rated, at the time of such Investment, BBB-or better by Dominion Bond Rating Services or the equivalent of such rating by a successor rating agency, so long as the aggregate amount of all such Investments by Broan Limited and any Canadian Subsidiaries that are Restricted Subsidiaries does not exceed $15,000,000 at any one time outstanding; (viii) loans and advances to officers and directors of the Company or any Restricted Subsidiary of the Company made in the ordinary course of business or pursuant to any employee benefit plan, up to $5,000,000 in the aggregate at any one time outstanding; (ix) loans and advances to vendors, suppliers and contractors of the Company or any Restricted Subsidiary of the Company and made in the ordinary course of business; (x) the receipt by the Company or its Restricted Subsidiaries of consideration other than Cash Proceeds in any Asset Sale made in compliance with the terms of the Indenture; (xi) so long as no Default or Event of Default shall have occurred and be continuing, other Investments made after the issue date of the Notes not exceeding in the aggregate at any time outstanding (A) $40,000,000, if at the time of the making of such Investment the Notes are not rated BB+ or better by S&P or Bal or better by Moody's, or (B) $50,000,000, if at the time of the making of such Investment the Notes are rated BB+ or better by S&P or Bal or better by Moody's; (xii) any Lien permitted under the Limitation on Liens covenant; and (xiii) Investments by Restricted Subsidiaries of the Company not exceeding in the aggregate $10,000,000 at any one time outstanding in Cash Equivalents described in clause (ii) of the definition of such term in the Indenture, provided that for purposes of this clause (xiii) an instrument referred to in such clause (ii) may be issued by any commercial banking institution having capital and surplus of not less than $100,000,000.

     "Permitted Liens" means (i) Liens for taxes, assessments, governmental charges or claims that are not yet due or are being contested in good faith by appropriate legal proceedings, provided that any reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor; (ii) statutory Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings, provided that any reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor; (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance or other types of social security; (iv) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers' acceptances, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money); (v) easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of business of the Company or any of its Subsidiaries, taken as a whole; (vi) Liens securing Purchase Money Obligations permitted to be incurred by the provisions of the Indenture; (vii) leases or subleases or licenses or sublicenses granted to others in the ordinary course of business of the Company or any of its Restricted

Subsidiaries, taken as a whole; (viii) Liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Company or any of its Restricted Subsidiaries relating to such property or assets; (ix) any interest or title of a lessor in the property subject to any Capital Lease Obligation; (x) Liens arising from filing Uniform Commercial Code financing statements regarding leases; (xi) Liens on property of, or on shares of stock or Indebtedness of, any corporation existing at the time such corporation becomes, or becomes a part of, any Restricted Subsidiary; (xii) Liens in favor of the Company or any Subsidiary; (xiii) Liens securing any real property or other assets of the Company or any Restricted Subsidiary of the Company in favor of the United States of America or any State, or any department, agency, instrumentality or political subdivision thereof, in connection with the financing of industrial revenue bond facilities or of any equipment or other property designed primarily for the purpose of air or water pollution control; provided that any such Lien on such facilities, equipment or other property shall not apply to any other assets of the Company or such Restricted Subsidiary of the Company; (xiv) Liens arising from the rendering of a final judgment or order against the Company or any Restricted Subsidiary of the Company that does not give rise to an Event of Default; (xv) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof; (xvi) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; (xvii) Liens encumbering customary initial deposits and margin deposits, and other Liens that are either within the general parameters customary in the industry and incurred in the ordinary course of business or otherwise permitted under the terms of the Company Credit Facility, in each case securing Indebtedness under Commodity Agreements, Interest Rate Agreements and Currency Agreements; and (xviii) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business in accordance with the past practices of the Company and its Restricted Subsidiaries prior to the Closing Date.

     "Person" means any individual, corporation, partnership, joint venture, incorporated or unincorporated association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof or other entity of any kind.

     "Ply Gem Credit Facility" means one or more credit facilities between Ply Gem or any of its Subsidiaries and one or more banks or other institutional lenders, as the same may be amended, extended, amended and restated, supplemented or otherwise modified or replaced from time to time, specifically designated in each such credit facility as a "Ply Gem Credit Facility." All Ply Gem Credit Facilities are referred to collectively in the Indenture as the "Ply Gem Credit Facility."

     "Principal Property" means any manufacturing or processing plant, warehouse or other building used by the Company or any Restricted Subsidiary, other than a plant, warehouse or other building that, in the good faith opinion of the Board of Directors as reflected in a Board Resolution, is not of material importance as of the date such Board Resolution is adopted to the businesses conducted by the Company and its Subsidiaries, on a consolidated basis, or conducted by any Significant Subsidiary of the Company.

     "Purchase Money Obligations" means any Indebtedness of the Company or any of its Restricted Subsidiaries incurred to finance the acquisition or construction of any property or business (including Indebtedness incurred within one year following such acquisition or construction), including Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary of the Company or assumed by the Company or a Restricted Subsidiary of the Company in connection with the acquisition of assets from such Person; provided, however, that (i) any Lien on such Indebtedness shall not extend to any property other than the property so acquired or constructed and (ii) at no time shall the aggregate principal amount of outstanding Indebtedness secured thereby be increased.

     "Redeemable Stock" means any Equity Interest which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable before the Stated Maturity of the Notes), or upon the happening of any event, matures or is mandatorily redeemable or is redeemable at the sole option of the holder thereof, in whole or in part, prior to the Stated Maturity of the Notes.

     "Restricted Subsidiary" means (i) any Subsidiary of the Company in existence on the date of the Indenture, unless such Subsidiary shall have been designated as an Unrestricted Subsidiary by resolution of the Board of Directors of the Company as provided in and in compliance with the definition of "Unrestricted Subsidiary", (ii) any Subsidiary of the Company (other than a Subsidiary that is also a Subsidiary of an Unrestricted Subsidiary) organized or acquired after the date of the Indenture, unless such Subsidiary shall have been designated as an Unrestricted Subsidiary by resolution of the Board of Directors of the Company as provided in and in compliance with the definition of "Unrestricted Subsidiary" and (iii) any Unrestricted Subsidiary which is designated as a Restricted Subsidiary by the Board of Directors of the Company; provided that, immediately after giving effect to the designation referred to in clause (iii), no Default or Event of Default shall have occurred and be continuing and the Company could incur at least $1.00 of additional Indebtedness under the first paragraph under the Limitation on Additional Indebtedness covenant. The Company shall evidence any such designation to the Trustee by promptly filing with the Trustee an Officers' Certificate certifying that such designation has been made and stating that such designation complies with the requirements of the immediately preceding sentence.

     "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Rule 1-02 of Regulation S-X promulgated by the Commission, as such regulation is in effect on the date of the Indenture.

     "Stated Maturity" means, with respect to any security or Indebtedness, the date specified therein as the fixed date on which the principal of such security or Indebtedness is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security or Indebtedness at the option of the holder thereof upon the happening of any contingency).

     "Subsidiary" of any Person means any corporation, partnership, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors or, in the case of a Person which is not a corporation, the members of the appropriate governing board or other group is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof.

     "Subsidiary Guarantor" means, with respect to any Subsidiary Guaranty, the issuer of such Subsidiary Guaranty, so long as such Subsidiary Guaranty remains outstanding.

     "Subsidiary Guaranty" means any guaranty of the Notes pursuant to a supplemental indenture executed and delivered pursuant to the Limitation on Guaranties by Subsidiaries covenant, including as the context may require either or both of the guaranty of the Notes set forth as an exhibit to the Indenture upon the execution and delivery by a Subsidiary Guarantor of such supplemental indenture and any separate guaranty of the Notes or confirmation of guaranty executed and delivered by such Subsidiary Guarantor pursuant to such supplemental indenture.

     "Trustee" means the party named as the "Trustee" in the first paragraph of the Indenture until a successor replaces it pursuant to the applicable provisions of the Indenture and, thereafter, shall mean such successor.

     "Unrestricted Subsidiary" means, until such time as any of the following shall be designated as a Restricted Subsidiary of the Company by the Board of Directors of the Company as provided in and in compliance with the definition of "Restricted Subsidiary," (i) any Subsidiary of the Company or of a Restricted Subsidiary organized or acquired after the date of the Indenture that is designated concurrently with its organization or acquisition as an Unrestricted Subsidiary by resolution of the Board of Directors of the Company, (ii) any Subsidiary of any Unrestricted Subsidiary, and (iii) any Restricted Subsidiary of the Company that is designated as an Unrestricted Subsidiary by resolution of the Board of Directors of the Company, provided that, (a) immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing, (b) any such designation shall be deemed the making of a Restricted Payment at the time of such designation in an amount equal to the Fair Market Value of the Investment in such Subsidiary and shall be subject to the restrictions contained in the "Limitation on

Restricted Payments" covenant, and (c) such Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of, or own or hold any Lien on any property of, the Company or any other Restricted Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated. A Person may be designated as an Unrestricted Subsidiary only if and for so long as such Person (i) has no Indebtedness other than Non-Recourse Debt; (ii) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to make any payment to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results, except to the extent any such direct or indirect obligation would then be permitted in accordance with the Limitation on Restricted Payments covenant; and (iii) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries. The Company shall evidence any designation pursuant to clause (i) or (iii) of the first sentence hereof to the Trustee by filing with the Trustee within 45 days of such designation an Officers' Certificate certifying that such designation has been made and that such designation complies with the requirements of the Indenture and all conditions thereto have been satisfied.

     "Wholly-Owned Subsidiary" of any Person means any Subsidiary of such Person to the extent the entire voting share capital of such Subsidiary (other than directors' qualifying shares) is owned by such Person (either directly or indirectly through Wholly-Owned Subsidiaries).

BOOK-ENTRY, DELIVERY AND FORM

     Except as set forth in the next paragraph, the Exchange Notes will initially be issued in the form of one or more Global Notes (the "Global Notes"). The Global Notes will be deposited with, or on behalf of, the Depositary and registered in the name of Cede & Co., as nominee of the Depositary or will remain in the custody of the Trustee pursuant to the FAST Balance Certificate Agreement between the Depositary and the Trustee (such nominee or the Trustee, in such capacity being referred to herein as the "Global Note Holder").

     Exchange Notes that are issued as described below under "-- Certificated Securities" will be issued in registered form (the "Certificated Securities"). Upon the transfer of Certificated Securities, such Certificated Securities may, unless the Global Notes have previously been exchanged for Certificated Securities, be exchanged for an interest in a Global Note representing the principal amount of Notes being transferred.

     The Depositary is a limited-purpose trust company which was created to hold securities for its participating organizations (collectively, the "Participants" or the "Depositary's Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants, thereby eliminating the need for physical transfer and delivery of certificates. The Depositary's Participants include securities brokers and dealers (including the Initial Purchasers), banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants" or the "Depositary's Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of the Depositary only through the Depositary's Participants or the Depositary's Indirect Participants.

     The Company expects that pursuant to procedures established by the Depositary (i) upon deposit of the Global Notes with the Global Note Holder, the Depositary will credit the accounts of Participants designated by the Initial Purchasers with portions of the principal amount of the Global Notes and (ii) ownership of the Exchange Notes evidenced by the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary (with respect to the interests of the Depositary's Participants), the Depositary's Participants and the Depositary's Indirect Participants.

     So long as the Global Note Holder is the registered owner of any Exchange Notes, the Global Note Holder will be considered the sole owner or holder of such Notes outstanding under the Indenture. Beneficial owners of Notes evidenced by the Global Note will not be entitled to receive physical delivery of Certified Securities, and will not be considered the owners or Holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. The ability of a person having a beneficial interest in Exchange Notes represented by a Global Note to pledge such interest to Persons or entities that do not participate in the Depositary's system or to otherwise take actions in respect of such interest may be affected by the lack of physical certificates evidencing such interest.

     Accordingly, each holder owning a beneficial interest in a Global Note must rely on the procedures of the Depository and, if such holder is not a Participant or an Indirect Participant, on the procedures of the Participant through which such holder owns its interest, to exercise any rights of a Holder of Notes under the Indenture or such Global Note. The Company understands that under existing industry practice, in the event the Company requests any action of Holders of Notes or a Holder that is an owner of a beneficial interest in a Global Note desires to take any action that the Global Note Holder as the Holder of such Global Note, is entitled to take, the Depositor would authorize the Participants to take such action and the Participant would authorize Holders owning through such Participants to take such action or would otherwise act upon the instruction of such Holders. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of Notes by the Depositary, or for maintaining, supervising or reviewing any records of the Depositary relating to such Notes.

     Payments in respect of the principal of, and premium, if any, with respect to, any Notes registered in the name of a Global Note Holder on the applicable record date will be payable by the Trustee to or at the direction of such Global Note Holder in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the Persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes (including principal, premium, if any, and interest).

     The Company believes, however, that it is currently the policy of the Depositary to immediately credit the accounts of the relevant Participants with such payment, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security as shown on the records of the Depositary. Payments by the Depositary's Participants and the Depositary's Indirect Participants to the beneficial owners of Exchange Notes will be governed by standing instructions and customary practice and will be the responsibility of the Depositary's Participants or the Depositary's Indirect Participants.

CERTIFICATED SECURITIES

     Subject to certain conditions, any Person having a beneficial interest in a Global Note may, upon request to the Company or the Trustee, exchange such beneficial interest for Exchange Notes in the form of Certificated Securities. Upon any such issuance, the Trustee is required to register such Exchange Notes in the name of, and cause the same to be delivered to, such Person or Persons. In addition, if (i) the Company notifies the Trustee in writing that the Depositary is no longer willing or able to act as a depositary and the Company is unable to appoint a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in the form of Certificated Securities under the Indenture, then, upon surrender by the relevant Global Note Holder of its Global Note, Exchange Notes in such form will be issued to each Person that the Depositary identifies as the beneficial owner of the related Exchange Notes.

     Neither the Company nor the Trustee shall be liable for any delay by the Depositary in identifying the beneficial owners of the related Exchange Notes and each such Person may conclusively rely on, and shall be protected in relying on, instructions from the Depositary for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Exchange Notes to be issued).

SAME-DAY SETTLEMENT AND PAYMENT

     The Indenture requires that payments in respect of the Exchange Notes (including principal, premium, if any and interest) be made by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the Notes have been designated as eligible for trading in the PORTAL market and are expected to trade in the Depositary's Next-Day Funds Settlement System, and any permitted secondary market trading activity in the Notes will therefore be required by the Depositary to be settled in immediately available funds. The Company expects that secondary trading in the Certificated Notes also will be settled in immediately available funds.

                               THE EXCHANGE OFFER

REGISTRATION RIGHTS; LIQUIDATED DAMAGES

     The Company and the Initial Purchasers entered into the Registration Rights Agreement on August 26, 1997 (the "Closing Date"). Pursuant to the Registration Rights Agreement, the Company agreed to use its best efforts to cause to be filed with the Commission the Exchange Offer Registration Statement, of which this Prospectus forms a part, on the appropriate form under the Securities Act with respect to an offer to exchange the Original Notes for Exchange Notes. In the event that (i) the Company is not permitted to commence or accept tenders pursuant to the Exchange Offer because the Exchange Offer is not permitted by applicable law or Commission policy, (ii) any Holder of Transfer Restricted Securities notifies the Company within 20 business days after the consummation of the Exchange Offer that (a) it is prohibited by law or Commission policy from participating in the Exchange Offer or (b) that it may not resell the Exchange Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales or (c) that it is a broker-dealer and owns Original Notes acquired directly from the Company or an Affiliate of the Company, or (iii) the Exchange Offer is not for any other reason consummated within 180 days of the Closing Date, the Company will file with the Commission a shelf registration statement to cover resales of the Notes by the Holders thereof who satisfy certain conditions relating to the provision of information in connection with such registration statement (the "Shelf Registration Statement"). The Company will use its best efforts to cause the applicable registration statement to be declared effective as promptly as possible by the Commission. The Company will keep the Exchange Offer open for not less than 30 days (or longer, if required by applicable law) after the date notice of the Exchange Offer is mailed to the holders of the Notes. For purposes of the foregoing, "Transfer Restricted Securities" means each Original Note until (i) the date on which such Original Note has been exchanged by a Person other than a broker-dealer for an Exchange Note in the Exchange Offer, (ii) following the exchange by a broker-dealer in the Exchange Offer of a Note for an Exchange Note, the date on which such Exchange Note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the Exchange Offer Registration Statement, (iii) the date on which such Original Note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement or (iv) the date on which such Note is distributed to the public pursuant to Rule 144 under the Securities Act.

     This Prospectus covers the offer and sale of the Exchange Notes pursuant to the Exchange Offer made hereby and the resale of the Exchange Notes received in the Exchange Offer by any Participating Broker-Dealer who holds Original Notes (other than Original Notes acquired directly from the Company or one of its affiliates).

     Under existing interpretations by the staff of the Commission, the Exchange Notes would, in general, be freely transferable after the Exchange Offer without further registration under the Securities Act; provided, that broker-dealers receiving Exchange Notes in the Exchange Offer will have a prospectus delivery requirement with respect to the resales of Exchange Notes. The Commission has taken the position that such broker-dealers may fulfill their prospectus delivery requirements with respect to the Exchange Notes (other than a resale of an unsold allotment from the original sale of Original Notes) with the prospectus contained in the Exchange Offer Registration Statement. The Company has agreed, for a period of 180 days, to make this Prospectus or any supplement or amendment to this Prospectus available to any Participating Broker-Dealer for use in connection with any resale of any Exchange Notes acquired.

     Each Holder (other than certain specified holders) who wishes to exchange such Original Notes for Exchange Notes in the Exchange Offer will be required to make certain representations, including representations that (i) any Exchange Notes to be received by it will be acquired in the ordinary course of its business, (ii) at the time of the commencement of the Exchange Offer, it had no arrangement with any Person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes and (iii) is not an "affiliate," as defined in Rule 405 of the Securities Act, of the Company.

     The Registration Rights Agreement provides that, to the extent not prohibited by any applicable law or applicable interpretation of the staff of the Commission, (i) the Company will use its best efforts to cause to be filed with the Commission an Exchange Offer Registration Statement on or prior to 60 days after the Closing Date, (ii) the Company will use its best efforts to have such Exchange Offer Registration Statement declared effective under the Securities Act by the Commission on or prior to 135 days after the Closing Date,
(iii) the Company will use its best efforts to cause the Exchange Offer to be consummated on or prior to 45 days after the date on which the Exchange Offer Registration Statement was declared effective under the Securities Act by the Commission and (iv) if obligated to cause to be filed with the Commission the Shelf Registration Statement, the Company will cause to be filed with the Commission a Shelf Registration Statement on or prior to 45 days after such filing obligation arises and use its best efforts to cause the Shelf Registration Statement to be declared effective by the Commission on or prior to 90 days after such obligation arises. The Company shall use its reasonable best efforts to keep such Shelf Registration Statement continuously effective, supplemented and amended until the second anniversary of the Closing Date or such shorter period that will terminate when all the securities covered by the Shelf Registration Statement have been sold pursuant to the Shelf Registration Statement. If (a) the Company fails to file any Registration Statement required by the Registration Rights Agreement on or prior to the date specified for such filing, (b) any such Registration Statement is not declared effective by the Commission on or prior to the date specified for such effectiveness (the "Effectiveness Target Date"), (c) the Company fails to consummate the Exchange Offer on or prior to 45 days after the Effectiveness Target Date with respect to the Exchange Offer Registration Statement, or (d) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable during the periods specified in the Registration Rights Agreement (each such event referred to in clauses (a) through (d) above a "Registration Default"), then the Company will be required to pay Liquidated Damages in an amount equal to $.05 per week per $1,000 principal amount held by such Holder to each Holder affected by such Registration Default on each interest payment date. For any portion of a week that the Registration Default continues such Liquidated Damages shall be calculated on a pro-rata basis. The amount of Liquidated Damages will increase by an additional $.05 per week per $1,000 principal amount of Notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Liquidated Damages of $.25 per week per $1,000 principal amount of Notes.

     The summary herein of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement, a copy of which is filed as an exhibit to this Exchange Offer Registration Statement. See "Available Information."

     Except as set forth above, after consummation of the Exchange Offer, Holders of Original Notes have no registration or exchange rights under the Registration Rights Agreement. See "-- Consequences of Failure to Exchange," and "-- Resales of Exchange Notes; Plan of Distribution."

CONSEQUENCES OF FAILURE TO EXCHANGE

     The Original Notes which are not exchanged for Exchange Notes pursuant to an Exchange Offer and are not included in a resale prospectus will remain restricted securities. Accordingly, such Original Notes may be offered, sold or otherwise transferred prior to the date which is two years after the later of the date of original issue and the last date that the Company or any affiliate of the Company was the owner of such securities (or any predecessor thereto) (the "Resale Restriction Termination Date") only (a) to the Company (b) pursuant to a registration statement which has been declared effective under the Securities Act, (c) for so long as the Original Notes are eligible for resale pursuant to Rule 144A, to a person the owner reasonably believes is a qualified institutional buyer that purchases for its own account or for the account of a qualified institutional buyer to whom notice is given that the transfer is being made in reliance on Rule 144A, (d) to an "accredited investor" within the meaning of subparagraph (1), (2), (3) or (7) of paragraph
(a) of Rule 501 under the Securities Act that is purchasing for his own account or for the account of such an "accredited investor" in each case in a minimum of Original Notes with a purchase price of $100,000 or (e) pursuant to any other available exemption from the registration requirements of the Securities Act, subject in each of the foregoing cases to any requirement of law that the disposition of its property or the property of such investor account or accounts be at all times within its or their control. The foregoing restrictions on resale will not apply subsequent to the Resale Restriction Termination Date. If any resale or other transfer of the Original Notes is proposed to be made pursuant to clause (d) above prior to the Resale Restriction Termination Date, the transferor shall deliver a letter from the transferee to the Company and the Trustee, which shall provide, among other things, that the transferee is an "accredited investor" within the meaning of subparagraph (1), (2), (3) or (7) of paragraph (a) of Rule 501 under the Securities Act and that it is acquiring such Securities for investment purposes and not for distribution in violation of the Securities Act. Prior to any offer, sale or other transfer of Original Notes prior to the Resale Restriction Termination Date pursuant to clauses (d) or (e) above, the issuer and the Trustee may require the delivery of an opinion of counsel, certifications and/or other information satisfactory to each of them.

TERMS OF THE EXCHANGE OFFER

     Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal, the Company will accept all Original Notes properly tendered and not withdrawn prior to the applicable Expiration Date. The Company will issue $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of outstanding Original Notes accepted in the Exchange Offer. Holders may tender some or all of their Original Notes pursuant to the Exchange Offer. However, Original Notes may be tendered only in integral multiples of $1,000 principal amount at final maturity.

     The forms and terms of the Exchange Notes are the same as the form and terms of the Original Notes, except that (i) the Exchange Notes bear a Series B designation, (ii) the Exchange Notes have been registered under the Securities Act and therefore will generally not bear legends restricting their transfer (except as may be required under state securities laws) pursuant to the Securities Act, and (iii) the Exchange Notes will not provide for the payment of Liquidated Damages (except in certain limited circumstances set forth in the Registration Rights Agreement). The Exchange Notes will evidence the same debt as the Original Notes (which they replace), and will be issued under, and be entitled to the benefits of, the Indenture.

     Solely for reasons of administration (and for no other purpose) the Company
has fixed the close of business on           , 1997 as the record date for the
Exchange Offer for purpose of determining the persons to whom this Prospectus and the Letter of Transmittal will be mailed initially. Only a registered Holder of Original Notes (or such Holder's legal representative or attorney-in-fact) as reflected on the records of the trustee under the governing indenture may participate in the Exchange Offer. There will be no fixed record date for determining registered Holders of the Original Notes entitled to participate in the relevant Exchange Offer.

     Holders of the Original Notes do not have any appraisal or dissenters' rights under the General Corporation Law of Delaware or under the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission thereunder.

     The Company shall be deemed to have accepted validly tendered Original Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering Holders of Original Notes for the purpose of receiving Exchange Notes.

     If any tendered Original Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted Original Notes will be returned, without expenses, to the tendering Holder, thereof, as promptly as practicable after the Expiration Date.

     Holders of Original Notes who tender in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Original Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes, in connection with the Exchange Offer. See "-- Fees and Expenses."

EXPIRATION DATES; EXTENSIONS; AMENDMENTS

     The term "Expiration Date" shall mean 5:00 p.m. New York City time on
          , 1997 unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date to which the Exchange Offer is extended.

     In order to extend the Expiration Date, the Company will notify the Exchange Agent of any extension by oral or written notice and will make a public announcement thereof, prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

     The Company reserves the right in its sole discretion (i) to delay acceptance of any Original Notes, (ii) to extend the Exchange Offer (iii) if the condition set forth below under "-- Conditions of the Exchange Offer" shall not have been satisfied, to terminate the Exchange Offer by giving oral or written notice of such delay, extension or termination to the Exchange Agent, or (iv) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by a public announcement thereof. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders of the Original Notes and the Exchange Offer will be extended for a period of five to ten business days, as required by law, depending upon the significance of the amendment and the manner of disclosure to the registered holders, if the Exchange Offer would otherwise expire during such five to ten business day period.

     Without limiting the manner in which the Company may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the Exchange Offer, the Company shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones News Service.

PROCEDURES FOR TENDERING

     Only a registered Holder of Original Notes may tender such Original Notes in the Exchange Offer. To tender in the Exchange Offer, a Holder must complete, sign and date the Letter of Transmittal, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal to the Exchange Agent at the address set forth below prior to 5:00 p.m., New York City time, on the Expiration Date. In addition, either
(i) certificates for such Original Notes must be received by the Exchange Agent along with the Letter of Transmittal, or (ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Original Notes, if such procedure is available, into the Exchange Agent's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the applicable Expiration Date, or (iii) the Holder must comply with the guaranteed delivery procedures described below. To be tendered effectively, the Letter of Transmittal and all other required documents must be received by the Exchange Agent at the address set forth below under "-- Exchange Agent" prior to the applicable Expiration Date.

     The tender by a Holder of Original Notes will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

     THE METHOD OF DELIVERY OF THE ORIGINAL NOTES AND THE APPLICABLE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE APPLICABLE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR ORIGINAL NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

     Any beneficial owner whose Original Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered Holder to tender on his behalf. If such beneficial owner wishes to tender on his own behalf, such beneficial owner must, prior to completing and executing the Letter of Transmittal and delivering his Original Notes, either make appropriate arrangements to register ownership of the Original Notes in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

     Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution (as defined) unless the Original Notes tendered pursuant thereto are tendered (i) by a registered owner who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by a participant in a recognized signature guarantee medallion program within the meaning of Rule 17Ad-15 under the Exchange Act (an "Eligible Institution").

     If a Letter of Transmittal is signed by a person other than the registered owner of any Original Notes listed therein, such Original Notes must be endorsed or accompanied by properly completed bond powers, signed by such registered owner as such registered owner's name appears on the Original Notes, with signature guaranteed by an Eligible Institution.

     If the Letter of Transmittal or any Original Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence satisfactory to the Company, as applicable, of their authority to so act must be submitted with the Letter of Transmittal designated for such Original Notes.

     All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of the tendered Original Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Original Notes not properly tendered or any Original Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the absolute right to waive any defects, irregularities or conditions of tender as to particular Original Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Original Notes must be cured within such time as the Company shall determine. Neither the Company, the Exchange Agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of Original Notes nor shall any of them incur any liability for failure to give such notification. Tenders of Original Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Original Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost by the

Exchange Agent to the tendering holder of such Original Notes (or, in the case of Original Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described below, such unaccepted or non-exchanged Original Notes will be credited to an account maintained with such Book-Entry Transfer Facility), unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

     By tendering Original Notes in the Exchange Offer, each registered Holder will represent to the issuer of such Original Notes that, among other things,
(i) the Exchange Notes to be acquired by the Holder and any beneficial owner(s) of such Original Notes ("Beneficial Owner(s)") in connection with the Exchange Offer are being acquired by the Holder and any Beneficial Owner(s) in the ordinary course of business of the Holder and any Beneficial Owner(s), (ii) the Holder and each Beneficial Owner are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in a distribution of the Exchange Notes, (iii) the Holder and each Beneficial Owner acknowledge and agree that (x) any person participating in an Exchange Offer for the purpose of distributing the Exchange Notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction with respect to the Exchange Notes acquired by such person and cannot rely on the position of the Staff of the Commission set forth in no-action letters that are discussed herein under "-- Resales of the Exchange Notes", and (y) any Participating Broker-Dealer that receives Exchange Notes for its own account in exchange for Original Notes pursuant to an Exchange Offer must deliver a prospectus in connection with any resale of such Exchange Notes, but by so acknowledging, the holder shall not be deemed to admit that, by delivering a prospectus, it is an "underwriter" within the meaning of the Securities Act, (iv) neither the holder nor any Beneficial Owner is an "affiliate," as defined under Rule 405 of the Securities Act, of the Company except as otherwise disclosed to the Company in writing, and (v) the Holder and each Beneficial Owner understands that a secondary resale transaction described in clause (iii) above should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K of the Commission.

BOOK-ENTRY TRANSFER

     The Exchange Agent will make a request to establish an account with respect to the Original Notes at the Book-Entry Transfer Facility, for purposes of the Exchange Offer, within two business days after the date of this Prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of Original Notes by causing the Book-Entry Transfer Facility to transfer such Original Notes into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. However, although delivery of Original Notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the applicable Letter of Transmittal, with any required signature guarantees and any other documents, must be transmitted to and received by the Exchange Agent at the address set forth below under "-- Exchange Agent" on or prior to the applicable Expiration Date or the guaranteed delivery procedures described below must be complied with.

GUARANTEED DELIVERY PROCEDURES

     Holders who wish to tender their Original Notes and (i) whose Original Notes are not immediately available, or (ii) who cannot deliver their Original Notes, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the applicable Expiration Date, may effect a tender if:

          (a) The tender is made through an Eligible Institution;

          (b) Prior to the applicable Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the Holder of the Original Notes, the certificate number or numbers of such Original Notes and the principal amount of Original Notes tendered, stating that the tender is being made thereby, and guaranteeing that, within five business days after the applicable Expiration Date, the applicable Letter of Transmittal (or facsimile thereof), together with the certificate(s) representing the Original Notes to be tendered in proper form for transfer and any other documents required by the applicable Letter of Transmittal, will be deposited by the Eligible Institution with the Exchange Agent; and

          (c) Such properly completed and executed Letter of Transmittal (or facsimile thereof), together with the certificate(s) representing all tendered Original Notes in proper form for transfer (or confirmation of a book-entry transfer into the Exchange Agent's account at DTC of Original Notes delivered electronically) and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five business days after the applicable Expiration Date.

WITHDRAWAL OF TENDERS

     Except as otherwise provided herein, tenders of Original Notes pursuant to an Exchange Offer, unless theretofore accepted for exchange as provided in the Exchange Offer, may be withdrawn at any time prior to 5:00 p.m., New York City time, on the business day prior to the Expiration Date.

     To be effective, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein by 5:00 p.m., New York City time, on the business day prior to the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Original Notes to be withdrawn (the "Depositor"), (ii) identify the Original Notes to be withdrawn (including the certificate number or numbers and aggregate principal amount of such Original Notes), and (iii) be signed by the holder in the same manner as the original signature on the applicable Letter of Transmittal (including any required signature guarantees). All questions as to the validity, form and eligibility (including time of receipt) for such withdrawal notices will be determined by the Company, whose determination shall be final and binding on all parties.

     Any Original Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no Exchange Notes will be issued with respect thereto unless the Original Notes so withdrawn are validly retendered. Properly withdrawn Original Notes may be retendered by following one of the procedures described above under "-- Procedures for Tendering" at any time prior to the applicable Expiration Date.

     Any Original Notes which have been tendered but which are not accepted for exchange due to the rejection of the tender due to uncured defects or the prior termination of the applicable Exchange Offer, or which have been validly withdrawn, will be returned to the holder thereof (unless otherwise provided in the Letter of Transmittal), as soon as practicable following the applicable Expiration Date or, if so requested in the notice of withdrawal, promptly after receipt by the issuer of the Original Notes of notice of withdrawal without cost to such holder.

CONDITIONS OF THE EXCHANGE OFFER

     The Exchange Offer is subject to the condition that the Exchange Offer, or the making of any exchange by a holder, does not violate applicable law or any applicable interpretation of the staff of the Commission. If there has been a change in commission policy such that in the reasonable opinion of Counsel to the Company there is a substantial question whether the Exchange Offer is permitted by applicable federal law, the Company has agreed to seek a no-action letter or other favorable decision from the Commission allowing the Company to consummate the Exchange Offer.

     If the Exchange Offer is not permitted by applicable federal law, the Company may terminate the Exchange Offer. In connection therewith, the Company may (i) refuse to accept any Original Notes and return any Original Notes that have been tendered by the holders thereof, (ii) extend the Exchange Offer and retain all Original Notes tendered prior to the Expiration of the Exchange Offer, subject to the rights of such holders of tendered Original Notes to withdraw their tendered Original Notes, or (iii) waive such termination event with respect to the Exchange Offer and accept all properly tendered Original Notes that have not been withdrawn. If such waiver constitutes a material change in the Exchange Offer, the Company will disclose such change by means of a supplement to this Prospectus that will be distributed to each registered holder of Original Notes, and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders of the Original Notes, if the Exchange Offer would otherwise expire during such period.

EXCHANGE AGENT

     State Street Bank and Trust Company has been appointed as "Exchange Agent" for the Exchange Offer. Questions and requests for assistance and requests for additional copies of this Prospectus or of the Letter of Transmittal and other documents should be directed to the Exchange Agent addressed as follows:

          BY EXPRESS:                     BY MAIL:                       BY HAND:
                                   (insured or registered
                                        recommended)

   State Street Bank & Trust      State Street Bank & Trust      State Street Bank & Trust
            Company                        Company                        Company
  Corporate Trust Department     Corporate Trust Department     Corporate Trust Department
    Two International Place        Two International Place        Two International Place
       Boston, MA 02210               Boston, MA 02210               Boston, MA 02210
      Attn: Lena Altomare            Attn: Lena Altomare            Attn: Lena Altomare
                                         FACSIMILE:
                                       (617) 664-5371
                                      FOR INFORMATION:
                                       (617) 664-5607

FEES AND EXPENSES

     The expenses of soliciting tenders pursuant to the Exchange Offer will be borne by the Company. The principal solicitation is being made by mail. Additional solicitations may be made by officers and regular employees of the Company and its affiliates in person, by telegraph or telephone.

     The Company will not make any payments to brokers, dealers or other persons soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse the Exchange Agent for its reasonable out-of-pocket expenses in connection therewith. The Company may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Prospectus, Letters of Transmittal and related documents to the beneficial owners of the Original Notes and in handling or forwarding tenders for exchange.

     The expenses to be incurred in connection with the Exchange Offer, including fees and expenses of the Exchange Agent and Trustee, accounting and legal fees and printing costs, will be paid by the Company and are estimated to be approximately $100,000.

     The tendering Holder will pay all transfer taxes, if any, applicable to the exchange of Original Notes pursuant to the Exchange Offer.

ACCOUNTING TREATMENT

     The terms of the Original Notes are not expected to be materially different from those of the Exchange Notes. Accordingly, no gain or loss for accounting purposes will be recognized. The expenses of the Exchange Offer will be amortized over the term of the Exchange Notes.

RESALE OF THE EXCHANGE NOTES; PLAN OF DISTRIBUTION

     Based on no-action letters issued by the staff of the Commission to third parties, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for Original Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than (i) a broker-dealer who purchased such Original Notes directly from the Company or an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is such an affiliate ) without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that the holder is acquiring the Exchange Notes in its ordinary course of business and is not participating, and has no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes. Holders of Original Notes wishing to accept the Exchange Offer must represent to the Company that such conditions have been met. In the event that the Company's belief is inaccurate, holders of Exchange Notes who transfer Exchange Notes in violation of the prospectus delivery provisions of the Securities Act and without an exemption from registration thereunder may incur liability under the Securities Act. The Company does not assume or indemnify holders against such liability.

     Each affiliate of the Company must acknowledge that such person will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable. Each Participating Broker-Dealer that receives Exchange Notes in exchange for Original Notes held for its own account, as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. Although a Participating Broker-Dealer may be an "underwriter" within the meaning of the Securities Act, the Letter of Transmittal states that by so acknowledging and by delivering a prospectus, such Participating Broker-Dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by such Participating Broker-Dealer in connection with resales of Exchange Notes received in exchange for Original Notes. The Company has agreed that, for a period of 180 days, it will make this Prospectus and any amendment or supplement to this Prospectus available to any such Participating Broker-Dealer for use in connection with any such resale.

                        DESCRIPTION OF OTHER OBLIGATIONS

PLY GEM CREDIT FACILITY

     On August 26, 1997, Nortek, a syndicate of lenders and Fleet, as sole administrative and collateral agent for itself and the other lenders, entered into the Ply Gem Credit Facility. The aggregate amount of the extension of credit under the Ply Gem Credit Facility was approximately $121.7 million.

     The Ply Gem Credit Facility provides Ply Gem with a term loan and letters of credit. Under the Ply Gem Credit Facility, the term loan and the letters of credit were issued contemporaneously with the closing of the Tender Offer (the "Ply Gem Credit Facility Closing Date") and will mature on the fifth anniversary of the Ply Gem Credit Facility Closing Date.

     Term loans under the Ply Gem Credit Facility may, at the option of Ply Gem, bear interest at a rate equal to (i) a fluctuating interest rate per annum in effect from time to time, equal to the higher of (A) the prime rate publicly announced by Fleet and (B) 1/2 of one percent per annum above the federal funds rate; or (ii) the London InterBank Offer Rate plus a spread, which spread will fluctuate between 30 and 95 basis points based on certain financial ratios of Ply Gem; provided, however, that the applicable interest rate will increase by 200 basis points during the continuance of any monetary default or event of default. Interest on the term loans under the Ply Gem Credit Facility is payable quarterly in arrears. In addition, Ply Gem will pay a facility fee on the aggregate principal amount available under the Ply Gem Credit Facility, which facility fee will fluctuate between 20 and 30 basis points based on certain financial ratios of Ply Gem. The facility fee will be payable quarterly in arrears.

     The Ply Gem Credit Facility is secured by a first-priority lien on (i) all shares of capital stock of substantially all of Ply Gem's present operating subsidiaries, (ii) all of the present and future accounts receivable and inventory of Ply Gem and its operating Subsidiaries and (iii) all proceeds and products of the foregoing. In addition, Ply Gem and substantially all of its present operating subsidiaries have guaranteed the Ply Gem Credit Facility.

     During the period commencing on March 31, 1998 and ending on June 30, 2002, the aggregate principal amount of the Ply Gem Credit Facility will be subject to quarterly principal payments in an aggregate amount of $25.0 million beginning with annual amounts of $4.0 million in 1998 and increasing to $6.0 million per year in 2001 and thereafter. Ply Gem also will be required to make mandatory prepayments of a portion of the net proceeds of asset sales. Ply Gem may prepay borrowings under the Ply Gem Credit Facility, in whole or in part without premium or penalty. Borrowings outstanding under the Ply Gem Credit Facility will be due and payable no later than the fifth anniversary of the Ply Gem Credit Facility Closing Date.

     The Ply Gem Credit Facility contains representation and warranties, covenants (including, without limitation, the financial covenants described below) and events of default customary for credit facilities of such type, except that there are no restrictions on the payment of dividends by Ply Gem unless a default exists, or would result from the payment of such dividend, under the Ply Gem Credit Facility.

     The Ply Gem Credit Facility requires Ply Gem at all times to have consolidated net worth of at least $375 million, less up to $25 million in losses on the sale by Ply Gem of certain unprofitable subsidiaries. Under the Ply Gem Credit Facility, Ply Gem also needs to maintain (i) a ratio of consolidated current assets to consolidated current liabilities that equals or exceeds 2 to 1 and (ii) a ratio of consolidated EBITDA to consolidated interest expense of at least 3.5 to 1. Furthermore, Ply Gem must not permit its consolidated funded debt to consolidated EBITDA for the four most recent consecutive full fiscal quarters to exceed the following amounts: 3.25 to 1 on September 30, 1997; 3.0 to 1 on December 31, 1997; 2.75 to 1 on December 31, 1998; 2.5 to 1 on June 30, 1999; and 2 to 1 on June 30, 2000 and thereafter.

OTHER OBLIGATIONS

     In February 1994, the Company issued $218,500,000 of the 9 7/8% Notes. The indenture governing the 9 7/8% Notes (the "9 7/8% Indenture") restricts, among other things, the payment of cash dividends, repurchase of the Company's capital stock and the making of certain other restricted payments, the incurrence of additional indebtedness, the making of certain investments, mergers, consolidations and sale of assets (all as defined in the 9 7/8% Indenture). Upon certain asset sales (as defined in the 9 7/8% Indenture), the Company will be required to offer to purchase, at 100% principal amount plus accrued interest to the date of purchase, the 9 7/8% Notes in a principal amount equal to any net cash proceeds (as defined in the 9 7/8% Indenture) that are not invested in properties and assets used primarily in the same or related business to those owned and operated by the Company at the issue date of the 9 7/8% Notes or at the date of such asset sale and such net cash proceeds were not applied to permanently reduce Senior Indebtedness (as defined in the 9 7/8% Indenture). The 9 7/8% Notes are redeemable at the option of the Company, in whole or in part, at any time and from time to time, at 104.214% on March 1, 1999, declining to 100% on March 1, 2002 and thereafter. The payment of the principal of, premium, if any, and interest on the 9 7/8% Notes is subordinated in right of payment to the prior payment of all Senior Indebtedness (as defined in the 9 7/8% Indenture).

     In March 1997, the Company issued $175,000,000 of the 9 1/4% Notes. The indenture governing the 9 1/4% Notes (the "9 1/4% Indenture") restricts, among other things, the payment of cash dividends, repurchase of the Company's capital stock and the making of certain other restricted payments, the incurrence of additional indebtedness, the making of certain investments, mergers, consolidations and sale of assets (all as defined in the 9 1/4% Indenture). Upon certain asset sales (as defined in the 9 1/4% Indenture), the Company will be required to offer to purchase, at 100% principal amount plus accrued interest to the date of purchase, the 9 1/4% Notes in a principal amount equal to any net cash proceeds (as defined in the 9 1/4% Indenture) that are not invested in properties and assets used primarily in the same or related business to those owned and operated by the Company at the issued date of the 9 1/4% Notes or at the date of such asset sale and such net cash proceeds were not applied to permanently reduce other indebtedness of the Company (other than the indebtedness which is subordinated by its terms to the 9 1/4% Notes). The 9 1/4% Notes are redeemable at the option of the Company, in whole or in part, at any time and from time to time, at 104.625% on March 15, 2002, declining to 100% on March 15, 2005 and thereafter.

     At June 28, 1997, the Company's Canadian subsidiary, Broan Limited, has $8.6 million in secured borrowings (based on exchange rates in effect on June 28, 1997). The line of credit contains a covenant prohibiting net aggregate dividends or other distributions to the Company from Broan Limited in excess of $10.8 million. As of June 28, 1997, $7.3 million in dividends or other distributions could have been made to the Company by Broan Limited under this covenant.

     For additional information regarding the obligations described above, see
Note 5 of Notes to Consolidated Financial Statements of the Company included elsewhere herein.

                       CERTAIN FEDERAL TAX CONSIDERATIONS

     The following is a general discussion of the material United States federal income tax consequences of the receipt, ownership and disposition of the Exchange Notes to United States Holders (as defined below) and Foreign Holders (as defined below). This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretations. This discussion does not address the tax consequences to subsequent purchasers of Exchange Notes and is limited to Holders who hold the Exchange Notes as capital assets, within the meaning of
Section 1221 of the Code. This discussion also does not address the tax consequences to nonresident aliens or foreign corporations that are subject to United States federal income tax on a net basis on income realized with respect to an Exchange Note because such income is effectively connected with the conduct of a U.S. trade or business. Such Holders are generally taxed in a similar manner to United States Holders; however, certain special rules apply. Moreover, this discussion is for general information only and does not address all of the tax consequences that may be relevant to particular Holders in light of their personal circumstances or to certain types of Holders (such as certain financial institutions, insurance companies, tax-exempt entities, dealers in securities or persons who have hedged a risk of ownership of a Note).

     No ruling from the Internal Revenue Service ("IRS") will be requested with respect to any of the matters discussed herein. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the receipt, ownership, or disposition of the Notes, or that any such position would be sustained. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH PROSPECTIVE HOLDER OF EXCHANGE NOTES IS STRONGLY URGED TO CONSULT HIS OR HER OWN TAX ADVISOR WITH RESPECT TO HIS OR HER PARTICULAR SITUATION, AND AS TO ANY FEDERAL, FOREIGN, STATE, LOCAL OR OTHER TAX CONSIDERATIONS (INCLUDING ANY POSSIBLE CHANGES IN TAX LAW OR INTERPRETATIONS THEREOF) AFFECTING THE RECEIPT, HOLDING, AND DISPOSITION OF THE EXCHANGE NOTES.

TAX CONSEQUENCES TO UNITED STATES HOLDERS

     As used herein, the term "United States Holder" means a holder of Exchange Notes, that is, for United States federal income tax purposes, (a) a citizen or resident of the United States, (b) treated as a domestic corporation or domestic partnership, or (c) an estate or trust other than a "foreign estate" or "foreign trust" as defined in section 7701(a)(31) of the Code.

     Exchange of Original Notes for Exchange Notes. The exchange by a United States Holder of an Original Note for an Exchange Note pursuant to the Exchange Offer will not constitute a taxable exchange of the Original Note if the economic terms of the Exchange Note (including the interest rate) are identical to the economic terms of the Original Note. Under recently promulgated Treasury regulations relating to modifications and exchanges of debt instruments (the "Section 1001 Regulations"), even if Liquidated Damages were payable with respect to the Original Notes but not with respect to the Exchange Notes as a result of a Registration Default as described under "The Exchange Offer--Registration Rights; Liquidated Damages", the exchange of an Original Note for an Exchange Note would not be treated as a taxable exchange, as such Liquidated Damages payments would occur pursuant to the original terms of the Original Note. Accordingly, the Company intends to take the position that in the circumstances described in the preceding sentence, the exchange will not constitute a taxable exchange of the Original Notes.

     Interest on Exchange Notes. Interest on the Exchange Notes generally will be includible in the income of a United States Holder as ordinary income at the time such interest is received or accrued, in accordance with such Holder's method of accounting for United States federal income tax purposes. Since the Original Notes were issued with original issue discount ("OID") that was less than 1/4 of 1 percent of the stated redemption price at maturity, multiplied by the number of complete years to maturity, the Original Notes qualified for the de minimis exception from the imputed OID interest rules and, therefore, so will the Exchange Notes.

     Sale, Exchange, Redemption or Retirement. Upon the sale, exchange, redemption, retirement or other disposition of an Exchange Note, a United States Holder will generally recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or retirement and such Holder's adjusted tax basis in the Exchange Note. A United States Holder's adjusted tax basis in an Exchange Note generally will equal the cost of the Original Note to such Holder. Gain or loss recognized on the disposition of an Exchange Note generally will be capital gain or loss and will be long-term capital gain or loss if, at the time of such disposition, the Exchange Note has been held for more than one year.

     Backup Withholding. Certain Holders of Exchange Notes may be subject to backup withholding at the rate of 31% with respect to interest and cash received in certain circumstances upon the disposition of such Exchange Notes. Generally, backup withholding will be applied only if the Holder fails to furnish to the Company its taxpayer identification number (social security or employer identification number) in the prescribed manner, to certify that such Holder is not subject to backup withholding, or to otherwise comply with the applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules will be allowed as a credit or refund against a United States Holder's United States federal income tax liability, provided that such United States Holder furnished the required information to the IRS. Certain Holders (including, among others, corporations) are not subject to the backup withholding requirements.

UNITED STATES FEDERAL TAXATION OF FOREIGN HOLDERS

     This section discusses special rules to a Holder of Exchange Notes that is a Foreign Holder. For purposes of this discussion, a "Foreign Holder" means a Holder that is not a United States Holder.

     Interest on Exchange Notes. In general, interest received by any Foreign Holder will not be subject to United States federal withholding tax, provided that (a) such interest is effectively connected with the conduct by the Holder of a trade or business within the United States and the Company or its paying agent receives a properly completed Form 4224 in advance of the payments, (b)(i) the Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote,
(ii) the Holder is not a "bank" within the meaning of Section 881(c)(3)(A) of the Code, (iii) the Holder is not a controlled foreign corporation that is related to the Company actually or constructively through stock ownership and
(iv) either (x) the beneficial owner of the Note, under penalties of perjury, provides the Company or its agent with the beneficial owner's name and address and certifies that it is not a United States Holder on IRS Form W-8 (or a suitable substitute form) or (y) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") holds the Exchange Note and certifies to the Company or its agent under penalties of perjury that such a Form W-8 (or a suitable substitute) has been received by it from the beneficial owner of the Exchange Note or qualifying intermediary and furnishes the payor a copy thereof or (c) the Foreign Holder is entitled to the benefits of an income tax treaty under which the interest on the Exchange Notes is exempt from United States withholding tax and the Foreign Holder or such Holder's agent provides a properly executed IRS Form 1001 in the name of the beneficial owner claiming the exemption. Payments of interest not exempt from U.S. federal withholding tax as described above will be subject to such withholding tax at a rate of 30% (subject to reduction under an applicable income tax treaty). Interest payments made to a Foreign Holder that are effectively connected with a United States trade or business conducted by such Foreign Holder are subject to U.S. tax at the graduated rates applicable to U.S. citizens, resident aliens and domestic corporations (an additional branch profits tax may also apply to corporate Holders).

     Gain on Disposition of Exchange Notes. A Foreign Holder generally will not be subject to United States federal income tax or withholding tax with respect to gain recognized on a disposition of the Exchange Notes, unless (i) in the case of a Foreign Holder that is an individual, such Foreign Holder is present in the United

States for 183 or more days in the taxable year of the disposition and certain other requirements are met, (ii) the Foreign Holder is an individual who is a former citizen of the United States who lost such citizenship within the preceding ten-year period (or former long-term permanent resident of the United States who relinquished residency on or after February 6, 1995) whose loss of citizenship or permanent residency had as one of its principal purposes the avoidance of United States tax or (iii) such gain is effectively connected with the conduct in the United States of a trade or business of the Foreign Holder, or, if a treaty applies, the gain is attributable to a permanent establishment in the United States (in either case, the branch profits tax also may apply if the Foreign Holder is a corporation). If a Foreign Holder falls under (i) above, the Holder generally will be subject to United States federal income tax at a rate of 30% on the gain derived from the sale (or reduced treaty rate) and may be subject to withholding in certain circumstances. If a Foreign Holder falls within clause (ii) or (iii) above, the Holder will be taxed on the net gain derived from the sale under the graduated United States federal income tax rates that are applicable to U.S. citizens, resident aliens and domestic corporations, as the case may be, and may be subject to withholding under certain circumstances.

     Information Reporting and Backup Withholding. Under current Treasury regulations, backup withholding and information reporting on Form 1099 do not apply to payments made by the Company or a paying agent to Foreign Holders if the certification described under "-- Interest on Exchange Notes" is received, provided that the payor does not have actual knowledge that the Holder is a United States Holder. If any payments of principal and interest are made to the beneficial owner of an Exchange Note outside the United States by or through the foreign office of a foreign custodian, foreign nominee or other foreign agent of such beneficial owner, or if the foreign office of a foreign "broker" (as defined in applicable United States Treasury Department regulations) pays the proceeds of the sale of an Exchange Note to the seller thereof, backup withholding and information reporting will not apply. Information reporting requirements (but not backup withholding) will apply, however, to payments by a foreign office of a broker or custodian that is (a) a United States person, (b) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or (c) that is a "controlled foreign corporation" (generally, a foreign corporation controlled by certain United States shareholders) with respect to the United States, unless the broker or custodian has documentary evidence in its records that the Holder is a Foreign Holder and certain other conditions are met, or the Holder otherwise establishes an exemption. Payment by a United States office of a broker or custodian is subject to both backup withholding at a rate of 31% and information reporting unless the Holder certifies under penalties of perjury that it is a Foreign Holder, or otherwise establishes an exemption. A Foreign Holder may obtain a refund of, or a credit against such Holder's U.S. federal income tax liability for, any amounts withheld under the backup withholding rules, provided the required information is furnished to the IRS.

     Proposed Regulations. The Internal Revenue Service released proposed regulations on April 22, 1996 that would revise the procedures for withholding tax on interest and the associated backup withholding and information reporting rules described above. In particular, the regulations propose to modify the requirements imposed on a Foreign Holder or certain intermediaries for establishing the recipient's status as a Foreign Holder eligible for exemption from withholding tax and backup withholding. The regulations are generally proposed to be effective for payments of income made after December 31, 1997, although the effective date could be extended under proposed transition rules in particular circumstances. Foreign Holders should consult their tax advisors to determine the effects of the potential application of the proposed regulations to their particular circumstances.

                              PLAN OF DISTRIBUTION

     Each Participating Broker-Dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer in connection with resales of Exchange Notes received in exchange for Original Notes where such Original Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that for a period of 180 days it will make this Prospectus, as amended or supplemented, available to any Participating Broker-Dealer for use in connection with any such resales.

     The Company will not receive any proceeds from any sale of Exchange Notes by Participating Broker-Dealers. Exchange Notes received by Participating Broker-Dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such Participating Broker-Dealer and/or the purchasers of any such Exchange Notes. Any Participating Broker-Dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver, and by delivering a prospectus, a Participating Broker-Dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     For a period of 180 days from the date of the consummation of the Exchange Offer, the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any Participating Broker-Dealer that requests such documents in the Letter of Transmittal.

                                 LEGAL MATTERS

     The legality of the Exchange Notes being offered hereby will be passed upon for the Company by Ropes & Gray, Boston, Massachusetts.

                              INDEPENDENT AUDITORS

     The audited consolidated financial statements and schedule of Nortek, Inc. and subsidiaries as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 set forth or incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto.

     The audited consolidated financial statements of Ply Gem set forth in this Prospectus have been audited by Grant Thornton LLP, independent public accountants, as indicated in their report with respect thereto.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                      PAGE
NORTEK, INC. AND SUBSIDIARIES:

Report of Independent Public Accountants.............................................  F-2

Consolidated Statement of Operations for each of the Three Years in the Period Ended
  December 31, 1996, and the Six Months Ended June 29, 1996 (unaudited) and June 28,
  1997 (unaudited)...................................................................  F-3

Consolidated Balance Sheet as of December 31, 1995 and 1996, and June 28, 1997
  (unaudited)........................................................................  F-4

Consolidated Statement of Cash Flows for each of the Three Years in the Period Ended
  December 31, 1996, and the Six Months Ended June 29, 1996 (unaudited) and June 28,
  1997 (unaudited)...................................................................  F-5

Consolidated Statement of Stockholders' Investment for each of the Three Years in the
  Period Ended December 31, 1996, and the Six Months Ended June 28, 1997
  (unaudited)........................................................................  F-6

Notes to Consolidated Financial Statements...........................................  F-7

PLY GEM INDUSTRIES, INC. AND SUBSIDIARIES:

Report of Independent Public Accountants.............................................  F-25

Consolidated Statement of Operations for each of the Three Years in the Period Ended
  December 31, 1996, and the Six Months Ended June 30, 1996 and 1997 (unaudited).....  F-26

Consolidated Balance Sheet as of December 31, 1995 and 1996, and June 30, 1997
  (unaudited)........................................................................  F-27

Consolidated Statement of Stockholders' Investment for each of the Three Years in the
  Period Ended December 31, 1996, and the Six Months Ended June 30, 1997
  (unaudited)........................................................................  F-28

Consolidated Statement of Cash Flows for each of the Three Years in the Period Ended
  December 31, 1996, and the Six Months Ended June 30, 1996 and 1997 (unaudited).....  F-29

Notes to Consolidated Financial Statements...........................................  F-30

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO NORTEK, INC.:

     We have audited the accompanying consolidated balance sheets of Nortek, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 1995 and 1996, and the related statements of operations, shareholders' investment and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nortek, Inc. and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Boston, Massachusetts
February 12, 1997

                         NORTEK, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                                                SIX MONTHS ENDED
                                                 YEARS ENDED DECEMBER 31,      -------------------
                                              ------------------------------   JUNE 29,   JUNE 28,
                                                1994       1995       1996       1996       1997
                                              --------   --------   --------   --------   --------
                                                                                   (UNAUDITED)
                                               (IN THOUSANDS EXCEPT PER SHARE AMOUNTS AND RATIOS)
Net Sales...................................  $737,160   $776,210   $969,798   $481,220   $469,218
COSTS AND EXPENSES:
Cost of products sold.......................   520,328    574,929    709,875    357,210    342,444
Selling, general and administrative
  expense...................................   166,815    160,197    199,871     98,243     96,830
                                              --------   --------   --------   --------   --------
                                               687,143    735,126    909,746    455,453    439,274
                                              --------   --------   --------   --------   --------
Operating earnings..........................    50,017     41,084     60,052     25,767     29,944
Interest expense............................   (26,162)   (24,918)   (30,113)   (15,486)   (18,523)
Interest and dividend income................     5,295      6,134      5,311      2,819      4,404
Net gain on investment and marketable
  securities................................        --      2,000        750         --        175
Loss on businesses sold.....................    (1,750)        --         --         --         --
                                              --------   --------   --------   --------   --------
Earnings from continuing operations before
  provision for income taxes................    27,400     24,300     36,000     13,100     16,000
Provision for income taxes..................    10,200      9,300     14,000      4,900      5,600
                                              --------   --------   --------   --------   --------
Earnings before extraordinary gain..........    17,200     15,000     22,000      8,200     10,400
Extraordinary gain from retirements.........       200         --         --         --         --
Earnings before the cumulative effect of an
  accounting change.........................    17,400     15,000     22,000         --         --
Cumulative effect of an accounting change...       400         --         --         --         --
                                              --------   --------   --------   --------   --------
  Net Earnings..............................  $ 17,800   $ 15,000   $ 22,000   $  8,200   $ 10,400
                                              ========   ========   ========   ========   ========
NET EARNINGS PER SHARE:
EARNINGS BEFORE EXTRAORDINARY GAIN--
  Primary...................................  $   1.35   $   1.19   $   2.07
                                              --------   --------   --------
  Fully diluted.............................  $   1.34   $   1.19   $   2.05
                                              --------   --------   --------
EXTRAORDINARY GAIN--
  Primary...................................       .02         --         --
                                              --------   --------   --------
  Fully diluted.............................       .02         --         --
                                              --------   --------   --------
CUMULATIVE EFFECT OF AN ACCOUNTING CHANGE--
  Primary...................................       .03         --         --
                                              --------   --------   --------
  Fully diluted.............................       .03         --         --
                                              --------   --------   --------
NET EARNINGS--
  Primary...................................  $   1.40   $   1.19   $   2.07   $    .73   $   1.05
                                              ========   ========   ========   ========   ========
  Fully diluted.............................  $   1.39   $   1.19   $   2.05   $    .73   $   1.05
                                              ========   ========   ========   ========   ========
WEIGHTED AVERAGE NUMBER OF SHARES:
  Primary...................................    12,707     12,569     10,641     11,186      9,898
                                              ========   ========   ========   ========   ========
  Fully diluted.............................    13,144     12,620     10,722     11,199      9,923
                                              ========   ========   ========   ========   ========

   The accompanying notes are an integral part of these financial statements.

                         NORTEK, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                                                   DECEMBER 31,
                                                                -------------------    JUNE 28,
                                                                  1995       1996        1997
                                                                --------   --------   -----------
                            ASSETS                                                    (UNAUDITED)
CURRENT ASSETS:

Unrestricted
  Cash and cash equivalents.................................... $ 37,211   $ 41,042    $  56,769
  Marketable securities available for sale.....................   66,102     51,051      168,630
Restricted--
  Investment and marketable securities at cost, which
     approximates market.......................................    9,411      5,681        5,688
Accounts receivable, less allowances of $4,546, $4,356 and
  $4,825.......................................................  118,017    122,176      137,833
Inventories--
  Raw materials................................................   42,601     36,765       35,945
  Work in process..............................................   14,319     12,717       12,346
  Finished goods...............................................   53,132     48,176       59,422
                                                                ---------  ---------   ---------
                                                                 110,052     97,658      107,713
                                                                ---------  ---------   ---------
Prepaid expenses and other current assets......................   16,927     14,940       18,114
Prepaid income taxes...........................................   19,100     20,000       20,000
                                                                ---------  ---------   ---------
     Total current assets......................................  376,820    352,548      514,747
                                                                ---------  ---------   ---------
PROPERTY AND EQUIPMENT, AT COST:
  Land.........................................................    6,508      7,046        6,867
  Buildings and improvements...................................   69,125     72,954       71,566
  Machinery and equipment......................................  157,884    174,064      175,807
                                                                ---------  ---------   ---------
                                                                 233,517    254,064      254,240
  Less accumulated depreciation................................   97,255    112,645      116,202
                                                                ---------  ---------   ---------
     Total property and equipment, net.........................  136,262    141,419      138,038
                                                                ---------  ---------   ---------
OTHER ASSETS:
  Goodwill, less accumulated amortization of $23,978, $26,948
     and $28,357...............................................   91,347     91,578       88,857
  Deferred debt expense........................................    7,574      6,647       10,959
  Other........................................................   13,476     16,924       20,362
                                                                ---------  ---------   ---------
                                                                 112,397    115,149      120,178
                                                                ---------  ---------   ---------
                                                                $625,479   $609,116    $ 772,963
                                                                =========  =========   =========
           LIABILITIES AND STOCKHOLDERS' INVESTMENT
CURRENT LIABILITIES:
Notes payable and other short-term obligations................. $ 30,226   $ 25,334    $  12,929
Current maturities of long-term debt...........................   11,824     11,230        5,125
Accounts payable...............................................   73,047     74,945       86,293
Accrued expenses and taxes, net................................  100,970     97,565      100,913
                                                                --------   --------   -----------
  Total current liabilities....................................  216,067    209,074      205,260
                                                                --------   --------   -----------
OTHER LIABILITIES:
Deferred income taxes..........................................   27,780     22,588       18,300
Other..........................................................    9,945     14,698       19,535
                                                                --------   --------   -----------
                                                                  37,725     37,286       37,835
Notes, Mortgage Notes and Obligations Payable, Less Current
  Maturities...................................................  240,396    243,961      408,771
STOCKHOLDERS' INVESTMENT:
Preference stock, $1 par value; authorized 7,000,000 shares,
  none issued..................................................       --         --           --
Common stock, $1 par value; authorized 40,000,000 shares;
  15,883,447, 15,965,585 and 16,025,542 issued.................   15,883     15,966       16,026
Special common stock, $1 par value; authorized 5,000,000
  shares; 774,366, 784,169 and 774,339 shares issued...........      774        784          774
Additional paid-in capital.....................................  134,690    135,028      135,311
Retained earnings..............................................   15,766     37,766       48,166
Cumulative translation, pension and other adjustments..........   (2,742)    (3,212)      (3,948)
Less -- treasury common stock at cost, 4,306,706, 6,599,645 and
        6,929,227 shares ......................................  (31,351)   (65,805)     (73,299)
     -- treasury special common stock at cost, 276,784, 276,910
        and 285,233 shares ....................................   (1,729)    (1,732)      (1,933)
                                                                --------   --------   -----------
  Total stockholders' investment...............................  131,291    118,795      121,097
                                                                --------   --------   -----------
                                                                $625,479   $609,116    $ 772,963
                                                                ========   ========    =========

   The accompanying notes are an integral part of these financial statements.

                         NORTEK, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                         SIX MONTHS ENDED
                                                      YEARS ENDED DECEMBER 31,         ---------------------
                                                 ----------------------------------    JUNE 29,    JUNE 28,
                                                   1994         1995         1996        1996        1997
                                                 ---------    ---------    --------    --------    ---------
                                                                                            (UNAUDITED)
                                                                   (AMOUNTS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings..................................   $  17,800    $  15,000    $ 22,000    $  8,200    $  10,400
                                                  --------     --------     -------     -------     --------
Adjustments to reconcile net earnings to cash:
Depreciation and amortization.................      17,960       18,977      23,726      11,138       11,769
Non-cash interest expense, net................          --           --          --         682          583
Net gain on investments and marketable
  securities..................................          --       (2,000)       (750)         --         (175)
Extraordinary gain from debt retirements......        (250)          --          --          --           --
Loss on business sold.........................       1,750           --          --          --           --
Cumulative effect of an accounting change.....        (400)          --          --          --           --
Deferred federal income tax (benefit)
  provision before extraordinary items........         300        1,300      (1,800)        450          200
Deferred federal income tax provision on
  discontinued operations.....................       2,200           --          --          --           --
Deferred federal income tax provision on
  extraordinary items.........................       1,350           --          --          --           --
CHANGES IN CERTAIN ASSETS AND LIABILITIES, NET
  OF EFFECTS FROM ACQUISITIONS AND
  DISPOSITIONS:
Accounts receivable...........................      (5,501)       4,496      (3,626)    (26,712)     (16,450)
Prepaids and other current assets.............      (4,361)        (289)      4,620         577       (2,385)
Inventories...................................     (12,593)       5,820      12,196       3,528      (11,322)
Accounts payable..............................       6,364       (5,614)      2,090      16,919       12,317
Accrued expenses and taxes....................       4,242       (4,894)     (8,840)      1,149        4,358
Long-term assets, liabilities and other,
  net.........................................      (2,682)       1,051        (312)     (1,215)      (1,041)
                                                  --------     --------     -------     -------     --------
  Total adjustments to net earnings...........       8,379       18,847      27,304       6,516       (2,146)
                                                  --------     --------     -------     -------     --------
  Net cash provided by operating activities...      26,179       33,847      49,304      14,716        8,254
                                                  --------     --------     -------     -------     --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures..........................     (19,424)     (16,091)    (21,683)     (7,611)      (8,883)
Net cash paid for businesses acquired.........          --      (27,543)         --          --           --
Proceeds from the sale of property and
  equipment...................................         114        1,831       1,325          --           --
Purchase of investments and marketable
  securities..................................    (110,231)    (104,762)    (66,901)    (20,140)    (157,037)
Proceeds from the sale of investments and
  marketable securities.......................      62,929      112,173      82,435      22,677       37,220
Net cash proceeds relating to businesses sold
  or discontinued.............................      12,465        1,129          --          --           --
Change in restricted investments and
  marketable securities.......................      (2,475)        (331)         --          --           --
Other, net....................................          51       (1,499)     (2,214)        (66)        (204)
                                                  --------     --------     -------     -------     --------
  Net cash used in investing activities.......     (56,571)     (35,093)     (7,038)     (5,140)    (128,904)
                                                  --------     --------     -------     -------     --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Sale of Notes, net............................     209,195           --          --          --      169,395
Purchase of debentures and notes payable......    (191,582)          --          --          --           --
Increase (decrease) in borrowings, net of
  payments....................................      (8,962)       9,107      (4,092)      1,278      (26,071)
Purchase of Nortek Common and Special Common
  Stock.......................................          --       (4,664)    (34,822)    (31,738)      (7,626)
  Other, net..................................         (29)        (822)        479          74          679
                                                  --------     --------     -------     -------     --------
  Net cash (used in) provided by financing
    activities................................       8,622        3,621     (38,435)    (30,386)     136,377
                                                  --------     --------     -------     -------     --------
Net increase (decrease) in unrestricted cash
  and cash equivalents........................     (21,770)       2,375       3,831     (20,810)      15,727
Unrestricted cash and cash equivalents at the
  beginning of the year.......................      56,606       34,836      37,211      60,079       41,042
                                                  --------     --------     -------     -------     --------
Unrestricted cash and cash equivalents at the
  end of the year.............................   $  34,836    $  37,211    $ 41,042    $ 39,269    $  56,769
                                                  ========     ========     =======     =======     ========

   The accompanying notes are an integral part of these financial statements.

                         NORTEK, INC. AND SUBSIDIARIES

               CONSOLIDATED STATEMENT OF STOCKHOLDERS' INVESTMENT
 FOR THE THREE YEARS ENDED DECEMBER 31, 1996 AND THE SIX MONTHS ENDED JUNE 28,
                                      1997

                                                                                   CUMULATIVE
                                                                       RETAINED    TRANSLATION,
                                                 SPECIAL ADDITIONAL    EARNINGS      PENSION
                                        COMMON   COMMON   PAID-IN    (ACCUMULATED   AND OTHER    TREASURY
                                         STOCK   STOCK    CAPITAL      DEFICIT)    ADJUSTMENTS    STOCK
                                        -------  ------  ----------  ------------  -----------   --------
Balance, December 31, 1994............. $15,814   $802    $ 134,627    $    766      $(6,168)    $(28,051)
27,731 shares of special common stock
  converted into 27,731 shares of
  common stock.........................      28    (28)          --          --           --           --
41,450 shares of common stock issued
  upon exercise of stock options ......      41     --           63          --           --           --
511,671 shares of treasury stock
  acquired.............................      --     --           --          --           --       (5,029)
Translation adjustment.................      --     --           --          --          701           --
Pension adjustment.....................      --     --           --          --         (244)          --
Unrealized appreciation in marketable
  securities...........................      --     --           --          --        2,969           --
Net earnings...........................      --     --           --      15,000           --           --
                                        --------  ----    ---------     -------      -------     --------
Balance, December 31, 1995.............  15,883    774      134,690      15,766       (2,742)     (33,080)
27,697 shares of special common stock
  converted into 27,697 shares of
  common stock.........................      28    (28)          --          --           --           --
54,461 shares of common stock and
  37,500 shares of special common stock
  issued upon exercise of stock
  options..............................      55     38          338          --           --           --
2,293,065 shares of treasury stock
  acquired.............................      --     --           --          --           --      (34,457)
Translation adjustment.................      --     --           --          --          138           --
Pension adjustments....................      --     --           --          --         (127)          --
Unrealized decline in marketable
  securities...........................      --     --           --          --         (481)          --
Net earnings...........................      --     --           --      22,000           --           --
                                        --------  ----    ---------     -------      -------     --------
Balance, December 31, 1996.............  15,966    784      135,028      37,766       (3,212)     (67,537)
15,638 shares of special common stock
  converted into 15,638 shares of
  common stock.........................      16    (16)          --          --           --           --
44,319 shares of common stock and 5,808
  shares of special common stock issued
  upon exercise of stock options ......      44      6          283          --           --           --
337,905 shares of treasury stock
  acquired.............................      --     --           --          --           --       (7,695)
Translation adjustment.................      --     --           --          --       (1,105)          --
Unrealized increase in the value of
  marketable securities................      --     --           --          --          369           --
Net earnings...........................      --     --           --      10,400           --           --
                                        --------  ----    ---------     -------      -------     --------
Balance, July 28, 1997................. $16,026   $774    $ 135,311    $ 48,166      $(3,948)    $(75,232)
                                        ========  ====    =========     =======      =======     ========

   The accompanying notes are an integral part of these financial statements.

                         NORTEK, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Company is a diversified manufacturer of residential and commercial building products, operating within three principal product groups: the Residential Building Products Group; the Air Conditioning and Heating Products Group; and the Plumbing Products Group. Through these product groups, the Company manufactures and sells, primarily in the United States, Canada and Europe, a wide variety of products for the residential and commercial construction, manufactured housing, and the do-it-yourself and professional remodeling and renovation markets.

  Principles of Consolidation

     The consolidated financial statements include the accounts of Nortek, Inc. and all of its significant wholly-owned subsidiaries (the "Company" or "Nortek") after elimination of intercompany accounts and transactions. Certain amounts in the prior years' financial statements have been reclassified to conform to the presentation at December 31, 1996.

  Risks and Uncertainties

     The preparation of financial statements in conformity with generally accepted accounting principles involves estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expense during the reporting periods. Operating results in the future could vary from the amounts derived from such estimates and assumptions.

  Cash, Investments and Marketable Securities

     Cash equivalents consist of short-term highly liquid investments with original maturities of three months or less which are readily convertible into cash.

     The Company has classified as restricted (in current assets in the accompanying consolidated balance sheet) certain investments and marketable securities that are not fully available for use in its operations. At December 31, 1996, approximately $5,681,000 of investments and marketable securities has been pledged as collateral for insurance and other requirements.

  Disclosures About Fair Value of Financial Instruments

     The following methods and assumptions were used to estimate fair value of each class of financial instruments for which it is practicable to estimate that value:

          CASH AND CASH EQUIVALENTS -- The carrying amount approximates fair value because of the short maturity of those instruments.

          MARKETABLE SECURITIES -- The fair value of marketable securities is based on quoted market prices. At December 31, 1996, the fair value of marketable securities approximated the amount on the Company's consolidated balance sheet.

          LONG-TERM DEBT -- At December 31, 1996, the fair value of long-term indebtedness approximated the amount, before original issue discount, on the Company's consolidated balance sheet (See Note 5.)

  Inventories

     Inventories in the accompanying consolidated balance sheet are valued at the lower of cost or market. At December 31, 1995 and 1996, approximately $69,967,000 and $61,641,000 of total inventories, respectively, were valued on the last-in, first-out method (LIFO). Under the first-in, first-out method
(FIFO) of

                         NORTEK, INC. AND SUBSIDIARIES
accounting, such inventories would have been approximately $10,550,000 and $8,482,000 greater at December 31, 1995 and 1996, respectively. All other inventories were valued under the FIFO method.

  Sales Recognition

     The Company recognizes sales upon the shipment of its products net of applicable provisions for discounts and allowances. The Company also provides for its estimate of warranty and bad debts at the time of shipment as selling, general and administrative expense.

  Foreign Currency Translation

     The financial statements of subsidiaries outside the United States are generally measured using the local currency as the functional currency. The Company translates the assets and liabilities of its foreign subsidiaries at the exchange rates in effect at year-end. Net sales and expenses are translated using average exchange rates in effect during the year. Gains and losses from foreign currency translation are credited or charged to cumulative translation adjustment included in stockholders' investment in the accompanying consolidated balance sheet. Transaction gains or losses are recorded in selling, general and administrative expense and have not been material.

  Depreciation and Amortization

     Depreciation and amortization of property and equipment are provided on a straight-line basis over the estimated useful lives, which are generally as follows:

        Buildings and improvements.....................................  10-35 years
        Machinery and equipment, including leases......................  3-15 years
        Leasehold improvements.........................................  term of lease

     Expenditures for maintenance and repairs are expensed when incurred. Expenditures for renewals and betterments are capitalized. When assets are sold, or otherwise disposed of, the cost and accumulated depreciation are eliminated and the resulting gain or loss is recognized.

  Goodwill

     The Company has classified as goodwill the cost in excess of fair value of the net assets (including tax attributes) of companies acquired in purchase transactions. Goodwill is being amortized on a straight-line method over 40 years. Amortization charged to operations amounted to $2,407,000, $2,519,000 and $2,970,000, for 1994, 1995 and 1996, respectively. At each balance sheet date, the Company evaluates the realizability of goodwill based on expectations of non-discounted cash flows and operating income for each subsidiary having a material goodwill balance. Based on its most recent analysis, the Company believes that no material impairment of goodwill exists at December 31, 1996.

  Recent Accounting Pronouncements

     On January 1, 1996, the Company adopted the accounting requirements of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The statement also requires that certain long-lived assets and identifiable intangibles that are to be disposed, be reported at the lower of the carrying amount or fair value less cost to sell. The application of SFAS No. 121 did not have a significant impact on the Company's results of operations or financial condition.

                         NORTEK, INC. AND SUBSIDIARIES

     On January 1, 1996, the Company adopted the accounting requirements of SFAS No. 123, "Stock-Based Compensation." SFAS No. 123 requires that employee stock-based compensation be either recorded or disclosed at its fair value. The Company will continue to account for stock-based compensation under Accounting Principles Board ("APB") No. 25 and will not adopt the new accounting provisions for stock-based compensation under SFAS No. 123, but will include the additional required disclosures. (See Note 6.)

  Net Earnings Per Share

     Net earnings per share amounts have been computed using the weighted average number of common and common equivalent shares outstanding during each year. Special Common Stock is treated as the equivalent of Common Stock in determining earnings per share results.

2.  ACQUISITIONS AND BUSINESSES SOLD

     Acquisitions are accounted for as purchases and, accordingly, have been included in the Company's consolidated results of operations since the acquisition date. Purchase price allocations are subject to refinement until all pertinent information regarding the acquisitions is obtained.

     In the fourth quarter of 1995, several of the Company's wholly owned subsidiaries completed the acquisition of the assets, subject to certain liabilities, of Rangaire Company ("Rangaire"), all the capital stock of Best S.p.A. and related entities ("Best") and all the capital stock of Venmar Ventilation inc. ("Venmar"). The aggregate purchase price for these acquisitions was approximately $36,500,000, consisting of cash of approximately $33,400,000 and future payments of approximately $3,100,000. The selling shareholders of certain of these acquisitions are entitled to additional purchase price payments of up to approximately $2,000,000, depending on subsequent operating results of such acquisitions.

     On March 31, 1994, the Company sold all the capital stock of one of its businesses for approximately $18,800,000 in cash and $6,000,000 in preferred stock of the purchaser. In the third quarter of 1995, the Company sold its investment in the preferred stock, which resulted in a pre-tax gain of approximately $2,200,000 ($.17 per share, net of tax), and is included in net gain on investment and marketable securities in the Company's accompanying consolidated statement of operations.

     In January 1995, the Company paid approximately $1,750,000 ($.14 per share, net of tax) as a final purchase price adjustment related to one of its businesses sold and recorded a charge to earnings in the fourth quarter of 1994.

     The approximate unaudited pro forma net sales, operating earnings, earnings before extraordinary gain, and fully diluted earnings per share of the Company for the year ended December 31, 1995, as adjusted for the pro forma effect of acquisitions discussed above, assuming that these transactions occurred on January 1, 1995, was approximately $886,210,000, $47,355,000, $15,100,000, and
$1.20, respectively.

     In computing the pro forma earnings before extraordinary gain, earnings have been reduced by net interest income on the aggregate cash portion of the purchase price of such acquisitions at the historical rates earned by the Company and by interest expense on indebtedness incurred in connection with the acquisitions, net of the tax effect. Earnings before extraordinary gain have also been reduced by amortization of goodwill and reflect net adjustments to depreciation expense, as a result of an increase to estimated fair market value of property and equipment.

     The pro forma information presented does not purport to be indicative of the results which would have been reported if these transactions had occurred on January 1, 1995, or which may be reported in the future.

                         NORTEK, INC. AND SUBSIDIARIES

3.  CASH FLOWS

     Interest paid was $22,119,000, $23,228,000 and $30,581,000 in 1994, 1995
and 1996, respectively.

     The following table summarizes the activity of businesses acquired in purchase transactions included in the accompanying consolidated statement of cash flows for the year ended December 31, 1995:

                                                                              1995
                                                                           -----------
                                                                           (AMOUNTS IN
                                                                           THOUSANDS)
        Fair value of assets acquired....................................   $ 129,652
        Liabilities assumed or created...................................     (96,224)
                                                                             --------
        Cash paid for acquisitions.......................................      33,428
        Less cash acquired...............................................      (5,885)
                                                                             --------
        Net cash paid for acquisitions...................................   $  27,543
                                                                             ========

     The following table summarizes the activity of businesses sold or discontinued included in the accompanying consolidated statement of cash flows:

                                                                      YEAR ENDED
                                                                     DECEMBER 31,
                                                                ----------------------
                                                                  1994          1995
                                                                --------       -------
                                                                (AMOUNTS IN THOUSANDS)
        Fair value of assets sold.............................  $ 39,439            --
        Liabilities assumed by the purchaser..................   (16,143)           --
        Notes receivable and other non-cash proceeds received
          as part of the proceeds.............................    (6,000)           --
        Cash proceeds from the sale of preferred stock........        --         2,874
        Cash payments relating to businesses sold or
          discontinued, net...................................    (4,831)       (1,745)
                                                                --------       -------
        Net cash proceeds relating to businesses sold or
          discontinued........................................  $ 12,465       $ 1,129
                                                                ========       =======

     Significant non-cash financing and investing activities excluded from the accompanying consolidated statement of cash flows include capitalized lease additions of approximately $500,000 in 1996 and a decline of approximately $2,979,000, an increase of approximately $2,969,000 and a decline of approximately $481,000 in the fair market value of marketable securities available for sale for 1994, 1995 and 1996, respectively.

4.  INCOME TAXES

     The following is a summary of the components of earnings before provision for income taxes and extraordinary gain:

                                                            YEAR ENDED DECEMBER 31,
                                                        -------------------------------
                                                         1994        1995        1996
                                                        -------     -------     -------
                                                            (AMOUNTS IN THOUSANDS)
        Domestic......................................  $23,100     $21,600     $32,500
        Foreign.......................................    4,300       2,700       3,500
                                                        -------     -------     -------
                                                        $27,400     $24,300     $36,000
                                                        =======     =======     =======

                         NORTEK, INC. AND SUBSIDIARIES

     The following is a summary of the provision (benefit) for income taxes before extraordinary gain included in the accompanying consolidated statement of operations:

                                                            YEAR ENDED DECEMBER 31,
                                                         ------------------------------
                                                          1994        1995       1996
                                                         -------     ------     -------
                                                             (AMOUNTS IN THOUSANDS)
        Federal income taxes--
          Current......................................  $ 7,125     $5,700     $12,950
          Deferred.....................................      300      1,300      (1,800)
                                                         -------     ------     -------
                                                           7,425      7,000      11,150
          Foreign......................................    1,500      1,300       1,300
          State........................................    1,275      1,000       1,550
                                                         -------     ------     -------
                                                         $10,200     $9,300     $14,000
                                                         =======     ======     =======

     Income tax payments, net of refunds, were approximately $10,895,000, $3,739,000 and $18,611,000 in 1994, 1995 and 1996, respectively.

     The following reconciles the federal statutory income tax rate to the effective tax rate for earnings before extraordinary gain of approximately 37.2%, 38.3% and 38.9% in 1994, 1995 and 1996, respectively.

                                                                YEAR ENDED DECEMBER 31,
                                                            -------------------------------
                                                             1994        1995        1996
                                                            -------     -------     -------
                                                                (AMOUNTS IN THOUSANDS)
     Income tax provision before extraordinary gain at the
       Federal statutory rate.............................  $ 9,590     $ 8,505     $12,600
     NET CHANGE FROM STATUTORY RATE:
     Change in valuation reserve, net.....................   (1,625)     (1,100)       (481)
     State taxes, net of federal tax effect...............      829         650       1,008
     Amortization not deductible for tax purposes.........      737         868       1,040
     Business sold........................................      613          --          --
     Product development tax credit from foreign
       operations.........................................       --          --        (478)
     Tax effect on foreign income.........................      164          79          56
     Other, net...........................................     (108)        298         255
                                                            -------     -------     -------
                                                            $10,200     $ 9,300     $14,000
                                                            =======     =======     =======

                         NORTEK, INC. AND SUBSIDIARIES

     The tax effect of temporary differences which gave rise to significant portions of deferred income tax assets and liabilities as of December 31, 1995 and December 31, 1996 are as follows:

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1995        1996
                                                                       -------     -------
                                                                    (AMOUNTS IN THOUSANDS)
    PREPAID (DEFERRED) INCOME TAX ASSETS ARISING FROM:
      Accounts receivable............................................  $ 1,425     $ 1,246
      Inventory......................................................     (577)       (610)
      Insurance reserves.............................................    6,036       2,972
      Other reserves, liabilities and assets, net....................   12,216      16,392
                                                                       -------     -------
                                                                       $19,100     $20,000
                                                                       =======     =======
    DEFERRED (PREPAID) INCOME TAX LIABILITIES ARISING FROM:
      Property and equipment, net....................................  $15,233     $15,400
      Prepaid pension assets.........................................    1,323        (593)
      Insurance reserves.............................................     (273)        (10)
      Other reserves, liabilities and assets, net....................    8,797       5,787
      Capital loss carryforward......................................   (7,260)     (6,462)
      Other tax assets...............................................   (1,658)     (1,772)
      Valuation allowances...........................................   11,618      10,238
                                                                       -------     -------
                                                                       $27,780     $22,588
                                                                       =======     =======

     At December 31, 1996, the Company has U.S. Federal capital loss carryforwards of approximately $18,500,000, of which approximately $16,600,000 expires in the year 1997. The Company has provided a valuation allowance equal to the tax effect of capital loss carryforwards and certain other tax assets, since realization of these tax assets cannot be reasonably assured.

5.  NOTES, MORTGAGE NOTES AND OBLIGATIONS PAYABLE

     Short-term obligations at December 31, 1995 and 1996 consist of the following:

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1995        1996
                                                                       -------     -------
                                                                    (AMOUNTS IN THOUSANDS)
    Secured revolving lines of credit of a Canadian subsidiary.......  $ 4,173     $ 2,472
    Secured lines of credit and bank advances of the Company's
      European subsidiaries..........................................   21,972      22,118
    Other secured revolving lines of credit of one of the Company's
      U.S. subsidiaries..............................................    3,830         742
    Other obligations................................................      251           2
                                                                       -------     -------
                                                                       $30,226     $25,334
                                                                       =======     =======

     These short-term obligations principally relate to subsidiaries acquired in 1995 and at December 31, 1996 are secured by approximately $56,900,000 of accounts receivable and inventory. These borrowings have an average weighted interest rate of approximately 10.925%.

                         NORTEK, INC. AND SUBSIDIARIES

     Notes, mortgage notes and obligations payable in the accompanying consolidated balance sheet at December 31, 1995 and 1996 consist of the following:

                                                                         DECEMBER 31,
                                                                     ---------------------
                                                                       1995         1996
                                                                     --------     --------
                                                                          (AMOUNTS IN
                                                                          THOUSANDS)
    Mortgage notes payable, net of $316,000 of unamortized discount
      in 1996......................................................  $ 17,055     $ 20,878
    Other, net of $548,000 and $750,000 of unamortized discount....    18,185       17,209
    9  7/8% Senior Subordinated Notes due 2004 ("9  7/8% Notes"),
      net of unamortized original issue discount of $1,396,000 and
      $1,520,000...................................................   216,980      217,104
                                                                     --------     --------
                                                                      252,220      255,191
    Less amounts included in current liabilities...................    11,824       11,230
                                                                     --------     --------
                                                                     $240,396     $243,961
                                                                     ========     ========

     The indenture governing the 9 7/8% Notes restricts, among other things, the payment of cash dividends, repurchase of the Company's capital stock and the making of certain other restricted payments, the incurrence of additional indebtedness, the making of certain investments, mergers, consolidations and sale of assets (all as defined in the indenture). Upon certain asset sales (as defined in the indenture), the Company will be required to offer to purchase, at 100% principal amount plus accrued interest to the date of purchase, 9 7/8% Notes in a principal amount equal to any net cash proceeds (as defined in the indenture) that are not invested in properties and assets used primarily in the same or related business to those owned and operated by the Company at the issue date of the 9 7/8% Notes or at the date of such asset sale and such net cash proceeds were not applied to permanently reduce Senior Indebtedness (as defined in the indenture). The 9 7/8% Notes are redeemable at the option of the Company, in whole or in part, at any time and from time to time, at 104.214% on March 1, 1999, declining to 100% on March 1, 2002 and thereafter. At February 7, 1997, approximately $683,607 was available for the payment of cash dividends or stock payments under the terms of the Company's Indenture governing the 9 7/8% Notes. (See Note 6.)

     Mortgage notes payable of approximately $20,879,000 outstanding at December 31, 1996 include various mortgage notes and other related indebtedness payable in installments through 2006 and bearing interest at rates ranging from 6.25% to 11.5% and is collateralized by property and equipment with an aggregate net book value of approximately $42,900,000 at December 31, 1996.

     Other obligations of approximately $17,209,000 outstanding at December 31, 1996 include borrowings relating to equipment purchases and other borrowings bearing interest at rates primarily ranging between 5.6% to 14% and maturing at various dates through 2002. Approximately $12,599,000 of such indebtedness is collateralized by property and equipment with an aggregate net book value of approximately $29,072,000 at December 31, 1996.

     The following is a summary of maturities of all of the Company's debt obligations, excluding unamortized debt discount, due after December 31, 1997:

                                                                   (AMOUNTS IN
                                                                    THOUSANDS)
        1998......................................................  $  7,277
        1999......................................................     5,056
        2000......................................................     4,789
        2001......................................................     3,245
        Thereafter................................................   225,854
                                                                    --------
                                                                    $246,221
                                                                    ========

                         NORTEK, INC. AND SUBSIDIARIES

     Amortization of discount and deferred costs, net of amortization of discount on marketable securities was approximately $1,400,000, $1,100,000 and $1,200,000 in 1994, 1995 and 1996, respectively.

6.  COMMON STOCK, SPECIAL COMMON STOCK, STOCK OPTIONS

     Each share of Special Common Stock has 10 votes on all matters submitted to a stockholder vote, except that the holders of Common Stock, voting separately as a class, have the right to elect 25% of the directors to be elected at a meeting, with the remaining 75% being elected by the combined vote of both classes. Shares of Special Common Stock are generally non-transferable, but are freely convertible on a share-for-share basis into shares of Common Stock.

     On April 1, 1996, the Company extended and amended its shareholder rights plan to March 31, 2006. Under the amended plan, each right previously issued under the plan in effect to date, or subsequently issued under the amended and restated plan, entitles shareholders to buy 1/100 of a share of a new series of preference stock of Nortek at an exercise price of $72 per share, subject to adjustments for stock dividends, splits and similar events.

     The rights, that are not currently exercisable, are attached to each share of Common Stock and may be redeemed by the Directors at $.01 per share at any time. After a shareholder acquires beneficial ownership of 17% or more of the Company's Common Stock and Special Common Stock, the rights will trade separately and become exercisable entitling a rights holder to acquire additional shares of the Company's Common Stock having a market value equal to twice the amount of the exercise price of the right. In addition, after a person or group ("Acquiring Company") commences a tender offer or announces an intention to acquire 30% or more of the Company's Common Stock and Special Common Stock, the rights will trade separately and, under certain circumstances, will permit each rights holder to acquire common stock of the Acquiring Company, having a market value equal to twice the amount of the exercise price of the right.

     At December 31, 1996, a total of 1,428,869 shares of Common Stock was reserved as follows:

        Stock option plans................................................   644,700
        Conversion of Special Common Stock................................   784,169
                                                                            --------
                                                                            1,428,869
                                                                            ========

     At December 31, 1996, 281,000 shares of Special Common Stock were reserved for stock option plans.

     The Company has several stock option plans which provide for the granting of options to certain officers, employees and non-employee directors of the Company. Options granted under the plans vest over periods ranging up to five years and expire ten years from the date of grant. At December 31, 1996, 15,900 additional options are available for grant under these plans. Options for 200,100 and 27,500 shares of Common and Special Common Stock became exercisable during 1995 and 1996, respectively.

                         NORTEK, INC. AND SUBSIDIARIES

     The following summarizes the Common and Special Common Stock option transactions for the three years ended December 31, 1996:

                                                 NUMBER        OPTION PRICE       WEIGHTED AVERAGE
                                                OF SHARES        PER SHARE         EXERCISE PRICE
                                                ---------     ---------------     ----------------
    Options outstanding at December 31,
      1993....................................   503,900       $2.25 - $15.69          $ 6.89
      Exercised...............................    (9,800)               2.875            2.88
                                                 -------      ---------------          ------
    Options outstanding at December 31,
      1994....................................   494,100       $2.25 - $15.69          $ 6.97
      Exercised...............................   (42,600)        2.25 - 2.875            2.81
                                                 -------      ---------------          ------
    Options outstanding at December 31,
      1995....................................   451,500       $2.25 - $15.69          $ 7.36
      Granted.................................   275,000                14.75           14.75
      Exercised...............................   (95,200)     $2.25 - $7.9375            5.07
      Canceled................................    (2,500)                8.75            8.75
                                                 -------      ---------------          ------
    Options outstanding at December 31,
      1996....................................   628,800      $2.875 - $15.69          $10.93
                                                 =======      ===============          ======

     51,800 of the 628,800 options outstanding at December 31, 1996 have an exercise price of $2.875, with a weighted average contractual life of 2.8 years. All of these options are exercisable. 296,000 options have exercise prices between $6.125 and $9.38 with a weighted average exercise price of $8.69 and a weighted average remaining contractual life of 6.5 years. All of these options are exercisable. The remaining 281,000 options, 6,000 of which are exercisable, have exercise prices between $14.75 and $15.69, with a weighted average exercise price of $14.77 and a remaining contractual life of 9.8 years.

     The Company accounts for stock option plans under APB Opinion No. 25, under which no compensation cost has been recognized since options are granted with exercise prices equal to the fair market value of the Common Stock at the date of grant. Had compensation cost for these plans been determined consistent with SFAS No. 123, the Company's unaudited pro forma net earnings and fully diluted earnings per share for the year ended December 31, 1996 would have been approximately $21,634,000 and $2.02, respectively. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions used for grants in 1996: risk-free interest rate of 7%; expected life of 5 years; expected volatility of 33%; dividend yield of 0%.

     During 1995 and 1996, the Company's Board of Directors authorized a number of programs to purchase shares of the Company's Common and Special Common Stock, subject to market conditions and cash availability. The programs included the purchase of 1,189,809 shares of its common stock, or approximately 10.6% of its outstanding shares on April 26, 1996 for approximately $20,200,000 from three of its directors who also resigned from the Company's Board of Directors and the most recent program which was announced on October 28, 1996, to purchase up to 500,000 shares of the Company's Common and Special Common Stock in open-market or negotiated transactions subject to market conditions and cash availability. From November 16, 1995 to December 31, 1996, the Company purchased 2,476,719 shares of its Common and Special Common Stock for approximately $36,319,000 and accounted for such share purchases as Treasury

                         NORTEK, INC. AND SUBSIDIARIES

Stock. Had these shares been purchased as of January 1, 1995, unaudited pro forma net earnings and fully diluted net earnings per share would have been:

                                                              YEAR ENDED        YEAR ENDED
                                                             DEC. 31, 1995     DEC. 31, 1996
                                                             -------------     -------------
                                                                  (AMOUNTS IN THOUSANDS
                                                                EXCEPT PER SHARE AMOUNTS)
        Net Earnings.......................................     $13,800           $21,600
                                                                =======           =======
        Fully diluted net earnings per share...............     $  1.37           $  2.14
                                                                =======           =======

     As of February 7, 1997, the Company purchased during the first quarter, approximately 280,700 shares of its Common and Special Common Stock for approximately $6,530,000 in cash, in negotiated and open market transactions.

7.  PENSION, RETIREMENT AND PROFIT SHARING PLANS

     The Company and its subsidiaries have various pension, retirement and profit sharing plans requiring contributions to qualified trusts and union administered funds. Pension and profit sharing expense charged to operations aggregated approximately $2,883,000 in 1994, $1,377,000 in 1995 and $4,420,000
in 1996. The Company's policy is to fund currently the actuarially determined annual contribution. In the fourth quarter of 1995, benefits related to the Company's existing defined benefit plans were frozen. On January 1, 1996, the Company adopted a supplemental retirement plan for certain officers. The actuarial present value of the unfunded accumulated benefit obligation and the pension costs of this plan have been included in the tables below.

     The Company's net expense for its defined benefit plans for 1994, 1995 and 1996 consists of the following components:

                                                                YEAR ENDED DECEMBER 31,
                                                            -------------------------------
                                                             1994        1995        1996
                                                            -------     -------     -------
                                                                (AMOUNTS IN THOUSANDS)
    Service costs.........................................  $ 1,647     $ 1,273     $   453
    Interest cost.........................................    2,261       2,364       2,543
    Actual net income on plan assets......................   (2,155)     (3,204)     (4,345)
    Net amortization and deferred items...................       10         790       2,341
    Net gain from freezing plan benefits..................       --        (581)         --
                                                              -----     -------     -------
    Total expense.........................................  $ 1,763     $   642     $   992
                                                              =====     =======     =======

     The following sets forth the funded status of the Company's defined benefit plans and amounts recognized in the Company's consolidated balance sheet at December 31, 1995 and 1996:

                                                                     PLAN ASSETS EXCEEDING
                                                                      BENEFIT OBLIGATIONS
                                                                     ---------------------
                                                                      1995          1996
                                                                     -------       -------
                                                                          (AMOUNTS IN
                                                                          THOUSANDS)
    Actuarial present value of benefit obligations at September 30:
    Vested benefits and accumulated benefit obligation.............  $22,259       $23,945
    Plan assets at fair value at September 30......................   25,673        28,040
    Plan assets in excess of the accumulated benefit obligation....    3,414         4,095
    Unrecognized net gain..........................................       --          (452)
                                                                     -------       -------
                                                                     $ 3,414       $ 3,643
                                                                     =======       =======

                         NORTEK, INC. AND SUBSIDIARIES

                                                                       BENEFIT OBLIGATIONS
                                                                         EXCEEDING PLAN
                                                                             ASSETS
                                                                       -------------------
                                                                        1995        1996
                                                                       -------     -------
                                                                    (AMOUNTS IN THOUSANDS)
    Actuarial present value of benefit obligations at September 30:
    Vested benefits..................................................  $ 5,069     $ 9,707
    Non-vested benefits..............................................       --         520
                                                                       -------     --------
    Accumulated benefit obligation...................................    5,069      10,227
    Effect of projected future compensation levels...................       --       2,439
                                                                       -------     --------
    Projected benefit obligation.....................................    5,069      12,666
                                                                       -------     --------
    Plan assets at fair value at September 30........................    4,407       4,813
    Projected obligation in excess of plan assets....................     (662)     (7,853)
    Unrecognized net loss............................................      916       1,043
    Unrecognized prior service costs.................................       --       6,335
    Additional minimum liability.....................................     (916)     (4,939)
                                                                       -------     --------
                                                                       $  (662)    $(5,414)
                                                                       =======     ========

     Plan assets include commingled funds, marketable securities, insurance contracts and cash and short-term investments. The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of benefit obligations were 8 percent and 5 1/2 percent, respectively, in 1994, 7 1/2 percent and 5 percent, respectively, in 1995 and 1996. The expected long-term rate of return on assets was 8 1/2 percent in 1994, 1995 and 1996.

     Recognition of a minimum pension liability and an intangible asset for certain plans resulted in a reduction in the Company's stockholders' investment of approximately $672,000, $916,000 and $1,043,000 in 1994, 1995 and 1996,
respectively.

8.  COMMITMENTS AND CONTINGENCIES

     The Company provides accruals for all direct and indirect costs associated with the estimated resolution of contingencies at the earliest date at which the incurrence of a liability is deemed probable and the amount of such liability can be reasonably estimated.

     At December 31, 1996, the Company and its subsidiaries are obligated under lease agreements for the rental of certain real estate and machinery and equipment used in its operations. Minimum annual rental expense aggregates approximately $26,761,000 at December 31, 1996. The obligations are payable as follows:

        1997...............................................................  $ 4,916
        1998...............................................................    4,173
        1999...............................................................    3,104
        2000...............................................................    1,953
        2001...............................................................    1,319
        Thereafter.........................................................   11,296

     Certain of these lease agreements provide for increased payments based on changes in the consumer price index. Rental expense charged to operations in the accompanying consolidated statement of operations was approximately $7,000,000, $6,900,000 and $6,725,000 for the years ended December 31, 1994, 1995 and 1996, respectively. Under certain of these lease agreements, the Company and its subsidiaries are also obligated to pay insurance and taxes.

                         NORTEK, INC. AND SUBSIDIARIES

     The Company is subject to other contingencies, including legal proceedings and claims arising out of its businesses that cover a wide range of matters, including, among others, environmental matters, contract and employment claims, product liability, warranty and modification, adjustment or replacement of component parts of units sold, which may include product recalls. The Company has used various substances in its products and manufacturing operations which have been or may be deemed to be hazardous or dangerous, and the extent of its potential liability, if any, under environmental, product liability and workers' compensation statutes, rules, regulations and case law is unclear. Further, due to the lack of adequate information and the potential impact of present regulations and any future regulations, there are certain circumstances in which no range of potential exposure may be reasonably estimated.

     While it is impossible to ascertain the ultimate legal and financial liability with respect to contingent liabilities, including lawsuits, the Company believes that the aggregate amount of such liabilities, if any, in excess of amounts provided, will not have a material adverse effect on the consolidated financial position or results of operations of the Company.

9.  OPERATING AND GEOGRAPHIC SEGMENT INFORMATION AND CONCENTRATION OF CREDIT
RISK

     The Company operates in one industry segment, Residential and Commercial Building Products. No single customer accounts for 10% or more of consolidated net sales. Prior to 1995, more than 90% of net sales and identifiable assets were related to the Company's domestic operations. As a result of acquisitions in 1995, the following information by geographic area is presented for 1995 and 1996:

                                                               NET      PRE-TAX    IDENTIFIABLE
                                                              SALES     EARNINGS      ASSETS
                                                             --------   --------   ------------
                                                                   (AMOUNTS IN THOUSANDS)
    FOR THE YEAR ENDED DECEMBER 31, 1995:
    Geographic areas:
      Domestic operations..................................  $733,264   $ 45,742     $341,555
      European operations..................................    13,298        769       71,180
      Other foreign operations.............................    42,432      2,189       68,056
      Eliminations.........................................   (12,784)        --       (8,258)
                                                             --------   --------     --------
                                                              776,210     48,700      472,533
         Unallocated.......................................        --     (7,616)     152,946
         Interest expense..................................        --    (24,918)          --
         Interest income...................................        --      6,134           --
         Net gain on investment and marketable
           securities......................................        --      2,000           --
                                                             --------   --------     --------
      Consolidated Totals..................................  $776,210   $ 24,300     $625,479
                                                             ========   ========     ========

                         NORTEK, INC. AND SUBSIDIARIES

                                                               NET      PRE-TAX    IDENTIFIABLE
                                                              SALES     EARNINGS      ASSETS
                                                             --------   --------   ------------
                                                                   (AMOUNTS IN THOUSANDS)
    FOR THE YEAR ENDED DECEMBER 31, 1996:
    Geographic areas:
      Domestic operations..................................  $834,789   $ 65,538     $334,927
      European operations..................................    82,363      3,520       73,285
      Other foreign operations.............................    67,503      4,886       64,609
      Eliminations.........................................   (14,857)        --       (5,663)
                                                             --------   --------     --------
                                                              969,798     73,944      467,158
         Unallocated.......................................        --    (13,892)     141,958
         Interest expense..................................        --    (30,113)          --
         Interest income...................................        --      5,311           --
         Net gain on investment and marketable
           securities......................................                  750           --
                                                             --------   --------     --------
      Consolidated Totals..................................  $969,798   $ 36,000     $609,116
                                                             ========   ========     ========

     Unallocated assets consist primarily of cash, investments and marketable securities and U. S. Federal prepaid income taxes.

     The Company operates internationally and is exposed to market risks from changes in foreign exchange rates. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across many different geographical regions. At December 31, 1996, the Company had no significant concentrations of credit risk.

10.  NET GAIN (LOSS) ON MARKETABLE SECURITIES

     On January 1, 1994, the Company adopted the accounting requirements of SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities", and recorded as income the accumulated unrealized marketable security reserve recorded at December 31, 1993 of approximately $400,000 ($.03 per share) as the cumulative effect of an accounting change. Under the new accounting method, the Company records unrealized gains or losses on such investment securities as adjustments to stockholders' investment. Previously, such gains or losses were recorded in the Company's consolidated statement of operations.

     At December 31, 1995 and 1996, the reduction in the Company's stockholders' investment under the new accounting method for gross unrealized losses was approximately $410,000 and $891,000, respectively. At December 31, 1996, there were no gross unrealized gains on the Company's marketable securities.

                         NORTEK, INC. AND SUBSIDIARIES

     The Company's marketable securities at December 31, 1996 consist primarily of U. S. Government Treasury Notes and bank issued money market instruments due as follows:

                                                                                         FAIR
                                                                PRINCIPAL   AMORTIZED   MARKET
                                                                 AMOUNT       COST       VALUE
                                                                ---------   ---------   -------
                                                                    (AMOUNTS IN THOUSANDS)
    U. S. GOVERNMENT NOTES:
    Due in 1-5 years..........................................   $ 11,000    $11,207    $10,806
    Due in 5-10 years.........................................      4,000      4,123      3,880
                                                                  -------    -------    -------
                                                                   15,000     15,330     14,686
                                                                  -------    -------    -------
    BANK ISSUED MONEY MARKET INSTRUMENTS:
    Due within 1 year.........................................     35,900     36,612     36,365
                                                                  -------    -------    -------
                                                                 $ 50,900    $51,942    $51,051
                                                                  =======    =======    =======

11.  SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

     In the second quarter of 1994, the Company recorded net pre-tax income of approximately $3,200,000 ($.14 per share, net of tax) resulting from the settlement of certain insurance claims and disputes.

12.  ACCRUED EXPENSES AND TAXES, NET

     Accrued expenses and taxes, net, consist of the following at December 31, 1995 and 1996:

                                                                         DECEMBER 31,
                                                                    ----------------------
                                                                      1995          1996
                                                                    --------       -------
                                                                    (AMOUNTS IN THOUSANDS)
    Insurance.....................................................  $ 22,496       $12,084
    Payroll, management incentive and accrued employee benefits...    17,463        25,939
    Interest......................................................     8,077         7,749
    Accrued product warranty expense..............................     6,850         8,134
    Other, net....................................................    46,084        43,659
                                                                    --------       -------
                                                                    $100,970       $97,565
                                                                    ========       =======

13.  SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following summarizes unaudited quarterly financial data for the years ended December 31, 1995 and December 31, 1996:

                                                          FOR THE QUARTERS ENDED
                                              -----------------------------------------------
                                              APRIL 1       JULY 1      SEPT. 30     DEC. 31
                                              --------     --------     --------     --------
                                                  (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
    1995
    Net sales...............................  $184,809     $194,206     $193,567     $203,628
    Gross profit............................    49,369       49,505       49,676       52,731
    Net earnings............................     2,500        3,200        5,200        4,100
    Net earnings per share:
      Primary...............................       .20          .25          .41          .33
      Fully diluted.........................       .20          .25          .41          .33

                         NORTEK, INC. AND SUBSIDIARIES

                                                          FOR THE QUARTERS ENDED
                                              -----------------------------------------------
                                              MARCH 30     JUNE 29      SEPT. 28     DEC. 31
                                              --------     --------     --------     --------
                                                  (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
    1996
    Net sales...............................  $220,985     $260,235     $248,227     $240,351
    Gross profit............................    55,398       68,612       66,419       69,494
    Net earnings............................     2,400        5,800        6,500        7,300
    Net earnings per share:
      Primary...............................       .20          .55          .64          .72
      Fully diluted.........................       .20          .55          .64          .72

     See Notes 2 and 11 regarding certain other quarterly transactions included in the operating results in the above table.

     Increased net sales in 1996 as compared to 1995 reflect the effect of businesses acquired in the fourth quarter of 1995. Operating results in the third quarter of 1996 were adversely affected by an extended shutdown period and other factors by the Company's European subsidiaries. Net sales and gross profit margins increased in the fourth quarter of 1996 from the fourth quarter of 1995. Overall, these increases are due in part to the effect of continued strong shipments (on a seasonal basis) in several of the Company's businesses, especially ventilation and HVAC products and the positive effect of the relative mix of products sold and changes in productivity levels. (See Management's Discussion and Analysis of Financial Condition and Results of Operations and
Note 2).

14.  INTERIM FINANCIAL STATEMENTS (UNAUDITED)

     (A) The unaudited condensed consolidated financial statements presented ("Unaudited Financial Statements") have been prepared by Nortek, Inc. and include all of its wholly-owned subsidiaries (the "Company") after elimination of intercompany accounts and transactions, without audit and, in the opinion of management, reflect all adjustments of a normal recurring nature necessary for a fair statement of the interim periods presented. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted, although, the Company believes that the disclosures included are adequate to make the information presented not misleading. Certain amounts in the Unaudited Financial Statements for the prior periods have been reclassified to conform to the presentation at June 28, 1997. It is suggested that these Unaudited Financial Statements be read in conjunction with the financial statements and the notes included in the Company's latest Annual Report on Form 10-K.

     (B) In March 1997, the Company sold $175,000,000 principal amount of
9 1/4% Senior Notes due March 2007 ("9 1/4% Notes") at a slight discount. The net proceeds will be used to refinance certain outstanding indebtedness of the Company's subsidiaries and for acquisitions and other general corporate purposes, including investment in plant and equipment.

     The Company's Board of Directors has authorized a number of programs to purchase shares of the Company's Common and Special Common Stock since November 16, 1995. The most recent of these programs was announced on April 30, 1997, to purchase up to 500,000 shares of the Company's Common and Special Common Stock in open market or negotiated transactions, subject to market conditions, cash availability and provisions of the Company's outstanding debt instruments. As of July 25, 1997, the Company has purchased approximately 14,179 shares of its Common and Special Common Stock for approximately $336,700 under this latest program. For the period from November 16, 1995 to July 25, 1997, the Company purchased approximately 2,800,000 shares of its Common and Special Common Stock for approximately $44,160,000 and accounted for such share purchases as Treasury Stock.

                         NORTEK, INC. AND SUBSIDIARIES

     At July 25, 1997, approximately $4,800,000 was available for the payment of cash dividends or stock purchases under the terms of the Company's most restrictive Indenture.

     (C) At December 31, 1996 and June 28, 1997, the reduction in the Company's stockholders' investment for gross unrealized losses on marketable securities was approximately $891,000 and $522,000, respectively.

     (D) The tax effect of temporary differences which gave rise to significant portions of deferred income tax assets and liabilities as of December 31, 1996 and June 28, 1997 is as follows:

                                                                       DEC. 31,     JUNE 28,
                                                                         1996         1997
                                                                       --------     --------
                                                                      (AMOUNTS IN THOUSANDS)
    U. S. Federal Prepaid (Deferred) Income Tax Assets Arising From:
      Accounts receivable............................................  $  1,246     $  1,442
      Inventory......................................................      (610)        (376)
      Insurance reserves.............................................     4,985        5,366
      Other reserves, liabilities and assets, net....................    14,379       13,568
                                                                        -------      -------
                                                                       $ 20,000     $ 20,000
                                                                        =======      =======
    Deferred (Prepaid) Income Tax Liabilities Arising From:
      Property and equipment, net....................................  $ 15,400     $ 15,558
      Prepaid pension assets.........................................       841          586
      Other reserves, liabilities and assets, net....................      (608)         147
      Capital loss carryforward......................................    (6,462)      (6,400)
      Other, net.....................................................    (1,772)      (1,828)
      Valuation allowances...........................................    10,238       10,237
                                                                        -------      -------
                                                                       $ 17,637     $ 18,300
                                                                        =======      =======

     At June 28, 1997, the Company has a capital loss carryforward of approximately $18,300,000, of which approximately $16,400,000 expires in 1997. The Company has provided a valuation allowance equal to the tax effect of capital loss carryforwards and certain other tax assets, since realization of these tax assets cannot be reasonably assured.

                         NORTEK, INC. AND SUBSIDIARIES

     The following reconciles the federal statutory income tax rate to the effective tax rate from continuing operations of approximately 35.6% and 33.0% in the second quarter of 1996 and 1997, respectively, and 35.0% and 37.4% in the first six months of 1996 and 1997, respectively.

                                                      THREE MONTHS ENDED         SIX MONTHS ENDED
                                                     ---------------------     ---------------------
                                                     JUNE 29,     JUNE 28,     JUNE 29,     JUNE 28,
                                                       1996         1997         1996         1997
                                                     --------     --------     --------     --------
                                                                 (AMOUNTS IN THOUSANDS)
    Income tax provision at the Federal statutory
      rate.........................................   $3,150       $3,500       $4,585       $5,600
    Net Change from Statutory Rate:
    Change in valuation reserve, net...............     (577)        (701)        (748)        (827)
    State taxes, net of federal tax effect.........      325          391          487          455
    Amortization not deductible for tax purposes...      277          267          523          535
    Other nondeductible items......................       50           48          118          183
    Product development tax credit from foreign
      operations...................................     (109)        (125)        (224)        (207)
    Tax effect on foreign income...................       84          (80)         159         (139)
                                                      ------       ------       ------       ------
                                                      $3,200       $3,300       $4,900       $5,600
                                                      ======       ======       ======       ======

     (E) Net earnings per share ("EPS") amounts have been computed using the weighted average number of common and common equivalent shares outstanding during each year. Special common stock is treated as the equivalent of common stock in determining earnings per share.

     In March 1997, the FASB released SFAS No. 128, "Earnings Per Share," which will become effective December 31, 1997. As a result, the Company's reported earnings per share for 1996 and 1997 will be restated in the Company's annual report on Form 10-K for the year ending December 31, 1997. The unaudited pro forma effect of this accounting change on reported earnings per share is as follows:

                                         THREE MONTHS ENDED         SIX MONTHS ENDED
                                        ---------------------     ---------------------     YEAR ENDED
                                        JUNE 29,     JUNE 28,     JUNE 29,     JUNE 28,      DEC. 31,
                                          1996         1997         1996         1997          1996
                                        --------     --------     --------     --------     ----------
    Per Share Amounts Primary EPS as
      reported........................    $.55         $.68         $.73        $ 1.05        $ 2.07
    Effect of SFAS No. 128............     .01          .02          .02           .03           .03
                                          ----         ----         ----         -----         -----
    Basic EPS as restated.............    $.56          .70         $.75        $ 1.08        $ 2.10
                                          ====         ====         ====         =====         =====
    Fully diluted EPS as reported.....    $.55          .68         $.73        $ 1.05        $ 2.05
    Effect of SFAS No. 128............      --           --           --            --           .02
                                          ----         ----         ----         -----         -----
    Diluted EPS as restated...........    $.55          .68         $.73        $ 1.05        $ 2.07
                                          ====         ====         ====         =====         =====

     On July 24, 1997, Nortek, a wholly owned subsidiary of Nortek and Ply Gem entered into an Agreement and Plan of Merger (the "Merger Agreement"). In connection with the Merger Agreement, on July 29, 1997, such Nortek subsidiary commenced a tender offer to purchase all outstanding shares of common stock, $0.25 par value per share ("Common Stock" or the "Shares"), of Ply Gem, at a price of $19.50 per share, net to the seller in cash, without interest thereon (the "Tender Offer"), upon such terms and conditions as are set forth in the Offer to Purchase dated July 29, 1997 (the "Offer to Purchase") and the related Letter of Transmittal.

     As promptly as practicable after the acceptance of and payment for the Shares tendered pursuant to the Tender Offer, the Merger Agreement provides that Nortek's subsidiary will be merged with and into Ply Gem (the "Merger"), which shall be the surviving corporation and shall become a wholly owned subsidiary of

                         NORTEK, INC. AND SUBSIDIARIES

Nortek. The obligation of Nortek to consummate the Tender Offer and Merger is subject to the satisfaction of certain conditions.

     The sources and uses of the financing needed to complete the Acquisition and related transactions are expected to be as follows:

                                                                            IN MILLIONS
                                                                            -----------
        SOURCES OF FINANCING:
          Nortek cash.....................................................    $ 110.5
          Gross proceeds from the Offering................................      307.5
          Extension of credit under the Ply Gem Credit Facility...........      101.9
                                                                                -----
             Total sources of funds.......................................    $ 519.9
                                                                                =====
        USES OF FINANCING:
          Payment for shares of Ply Gem common stock and cancellation of
             Ply Gem stock options........................................    $ 310.2
          Refinancing of existing Ply Gem indebtedness....................      101.9
          Termination of Ply Gem accounts receivable securitization
             program......................................................       50.0
          Funding of termination fees under prior transaction agreement...       12.0
          Consideration paid for termination of management agreements.....       24.5
          Fees, expenses and other costs related to the Transactions......       21.3
                                                                                -----
             Total uses of funds..........................................    $ 519.9
                                                                                =====

     On July 29, 1997, the Company commenced a cash tender offer and expects to complete the acquisition of Ply Gem in the third quarter of 1997.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
Ply Gem Industries, Inc.

     We have audited the accompanying consolidated balance sheets of Ply Gem Industries, Inc. and Subsidiaries (the "Company") as of December 31, 1996 and 1995 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conduct our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ply Gem Industries, Inc. and Subsidiaries as of December 31, 1996 and 1995 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          GRANT THORNTON LLP

New York, New York
February 25, 1997

                   PLY GEM INDUSTRIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                                                SIX MONTHS ENDED
                                               YEARS ENDED DECEMBER 31,        -------------------
                                            ------------------------------     JUNE 30,   JUNE 30,
                                              1994       1995       1996         1996       1997
                                            --------   --------   --------     --------   --------
                                                                                   (UNAUDITED)
                                                   (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Net sales.................................  $808,874   $755,198   $774,928     $354,097   $381,728
Cost of goods sold........................   653,270    630,552    626,424      290,889    313,403
                                            --------   --------   --------     --------   --------
  Gross profit............................   155,604    124,646    148,504       63,208     68,325
Selling, general and administrative
  expenses................................   118,726    114,171    119,494       55,988     56,626
Write-down of long-lived assets...........        --     11,950         --           --         --
Merger expenses...........................        --         --         --           --      2,850
Nonrecurring charges......................    40,962         --         --           --         --
                                            --------   --------   --------     --------   --------
  Income (net loss) from operations.......    (4,084)    (1,475)    29,010        7,220      8,849
Interest expense..........................    (7,479)    (6,649)    (6,773)      (3,757)    (3,649)
Other expense, net........................      (386)    (2,138)    (2,658)        (657)    (1,239)
                                            --------   --------   --------     --------   --------
  Income (loss) before income taxes.......   (11,949)   (10,262)    19,579        2,806      3,961
Income tax provision (benefit)............    (3,418)    (2,860)     9,125        1,287      1,981
                                            --------   --------   --------     --------   --------
NET INCOME (LOSS).........................  $ (8,531)  $ (7,402)  $ 10,454     $  1,519   $  1,980
                                            ========   ========   ========     ========   ========
Earnings (loss) per share.................  $   (.62)  $   (.51)  $    .74     $    .11   $    .14
                                            --------   --------   --------     --------   --------
Weighted average number of shares
  outstanding.............................    13,870     14,445     14,065       14,251     13,842
                                            --------   --------   --------     --------   --------

        The accompanying notes are an integral part of these statements.

                   PLY GEM INDUSTRIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                              DECEMBER 31,
                                                          ---------------------      JUNE 30,
                                                            1995         1996          1997
                                                          --------     --------     -----------
                                                                                    (UNAUDITED)
                                                                 (DOLLARS IN THOUSANDS)
                        ASSETS
Cash and cash equivalents.............................    $  8,107     $  9,924      $   7,952
Accounts receivable, net of allowance of $4,511,
  $3,039 and $2,713...................................      31,736       28,003         45,937
Inventories...........................................      96,228       92,983        110,450
Prepaid and deferred income taxes.....................      15,714       10,905         10,905
Other current assets..................................      10,478       12,975         14,931
                                                          --------     --------       --------
  Total current assets................................     162,263      154,790        190,175
Property, plant and equipment -- at cost, net.........      81,832       90,681        101,543
Patents and trademarks, net of accumulated
  amortization of $8,971, $9,776 and $10,331..........      15,334       13,793         13,255
Intangible assets, net................................      15,507       14,794         14,380
Cost in excess of net assets acquired, net............      23,081       21,618         20,887
Other assets..........................................      26,973       17,771         18,220
                                                          --------     --------       --------
  Total assets........................................    $324,990     $313,447      $ 358,460
                                                          ========     ========       ========

         LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and accrued expenses.................    $ 40,455     $ 50,937      $  56,654
Accrued restructuring.................................       4,480        1,138            646
Accrued payroll and commissions.......................       7,790       10,408          8,782
Accrued insurance.....................................       4,400        4,285          4,673
Current maturities of long-term debt and capital
  leases..............................................         458        1,380          1,528
                                                          --------     --------       --------
  Total current liabilities...........................      57,583       68,148         72,283
Long-term debt........................................      93,135       73,166        111,496
Capital leases........................................       7,106        9,231          8,656
Other liabilities.....................................      22,681       17,119         18,819
Stockholders' equity Preferred stock, $.01 par value;
  authorized 5,000,000 shares; none issued............          --           --             --
  Common stock, $.25 par value; authorized 60,000,000
     shares; issued 17,463,072, 17,676,540 and
     17,747,957 shares................................       4,366        4,419          4,437
  Additional paid-in capital..........................     148,618      149,226        150,059
  Retained earnings...................................      53,246       61,993         63,129
                                                          --------     --------       --------
                                                           206,230      215,638        217,625
Less
  Treasury stock -- at cost (3,015,311, 3,687,954 and
     3,764,278 shares)................................      55,676       63,936         64,766
  Unamortized restricted stock and note receivable....       6,069        5,919          5,653
                                                          --------     --------       --------
     Total stockholders' equity.......................     144,485      145,783        147,206
                                                          --------     --------       --------
     Total liabilities and stockholders' equity.......    $324,990..   $313,447      $ 358,460
                                                          ========     ========       ========

        The accompanying notes are an integral part of these statements.

                   PLY GEM INDUSTRIES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                       THREE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                                                -----------------------------------------------------------------
                                                   COMMON STOCK                                 TREASURY STOCK
                                                -------------------                           -------------------
                                                  NUMBER              ADDITIONAL               NUMBER
                                                    OF                 PAID-IN     RETAINED      OF
                                                  SHARES     AMOUNT    CAPITAL     EARNINGS    SHARES     AMOUNT
                                                ----------   ------   ----------   --------   ---------   -------
                                                                     (DOLLARS IN THOUSANDS)
Balance at January 1, 1994....................  11,872,509   $2,968    $  64,006   $ 72,601     910,073   $ 9,362
Cash dividends on common stock ($.12 per
  share)......................................                                       (1,673)
Exercise of employee stock options............   2,672,318      668       23,423              1,197,241    29,465
Tax benefit arising from exercise of stock
  options.....................................                             9,962
Conversion of debentures......................   2,751,328      688       48,379
Purchase of stock for treasury................                                                  640,700    12,175
Other.........................................          40       --        1,197                 (2,695)      (48)
Net loss......................................                                       (8,531)
                                                ----------   ------     --------    -------   ---------   -------
Balance at December 31, 1994..................  17,296,195    4,324      146,967     62,397   2,745,319    50,954
Cash dividends on common stock ($.12 per
  share)......................................                                       (1,749)
Exercise of employee stock options............     166,872       42        1,494                 30,580       573
Tax benefit arising from exercise of stock
  options.....................................                               174
Shares held for distribution to employee
  profit sharing trust........................                                                  (52,500)     (819)
Purchase of stock for treasury................                                                  292,000     4,955
Other.........................................           5       --          (17)                   (88)       13
Net loss......................................                                       (7,402)
                                                ----------   ------     --------    -------   ---------   -------
Balance at December 31, 1995..................  17,463,072    4,366      148,618     53,246   3,015,311    55,676
Cash dividends on common stock ($.12 per
  share)......................................                                       (1,707)
Exercise of employee stock options............     213,468       53        1,916                 63,612       915
Tax benefit arising from exercise of stock
  options.....................................                               367
Contribution of treasury stock to employee
  profit sharing trusts.......................                            (1,039)              (140,700)   (2,608)
Purchase of stock for treasury................                                                  752,200     9,998
Other.........................................                              (636)                (2,469)      (45)
Net income....................................                                       10,454
                                                ----------   ------     --------    -------   ---------   -------
Balance at December 31, 1996..................  17,676,540   $4,419    $ 149,226   $ 61,993   3,687,954   $63,936
                                                ----------   ------     --------    -------   ---------   -------
Cash dividends on common stock ($.06 per
  share)......................................                                         (844)
Exercise of employee stock options............      71,417       18          703                  7,153       117
Contribution of treasury stock to employee
  profit sharing trusts.......................                              (232)               (50,000)     (863)
Purchase of stock for treasury................                                                  132,953     1,808
Other.........................................                               362                (13,782)     (232)
Net income....................................                                        1,980
                                                ----------   ------     --------    -------   ---------   -------
Balance at June 30, 1997......................  17,747,957   $4,437    $ 150,059   $ 63,129   3,764,278   $64,766
                                                ==========   ======     ========    =======   =========   =======

        The accompanying notes are an integral part of these statements.

                   PLY GEM INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                         SIX MONTHS ENDED
                                                     YEARS ENDED DECEMBER 31,          ---------------------
                                                ----------------------------------     JUNE 30,     JUNE 30,
                                                  1994         1995         1996         1996         1997
                                                --------     --------     --------     --------     --------
                                                                       (IN THOUSANDS)       (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................    $ (8,531)    $ (7,402)    $ 10,454     $  1,519     $  1,980
  Adjustments to reconcile net income (loss)
     to net cash provided by operating
     activities:
     Depreciation...........................       8,733       10,521       11,359        5,758        6,667
     Amortization...........................       4,652        3,650        3,594        1,811        1,700
     Non-cash profit sharing expense........          --           --        2,243           --           --
     Write-down of long-lived assets........          --       11,950           --           --           --
     Nonrecurring charges net of cash
       payments of $5,223,000 in 1994.......      35,739           --           --           --           --
     Deferred taxes.........................      (8,067)       3,644        3,339           --           --
     Provision for doubtful accounts........         874        1,505        1,982        1,526          460
     Changes in assets and liabilities
       Accounts receivable..................      10,515        9,617        1,751      (13,830)     (18,394)
       Inventories..........................       5,575        6,861        3,245       (4,494)     (17,467)
       Prepaid expenses and other current
          assets............................       1,459       (5,129)       2,135         (969)      (1,956)
       Accounts payable and accrued
          expenses..........................       3,860       (8,195)      12,985        8,873        4,479
       Income taxes payable.................      (4,902)          --           --           --           --
       Accrued restructuring................          --      (10,608)      (5,574)      (4,294)        (492)
       Other assets.........................      (1,061)      (5,305)       3,141        3,550        1,251
                                                --------     --------     --------     --------     --------
          Net cash provided by (used in)
            operating activities............      48,846       11,109       50,654         (550)     (21,772)
                                                --------     --------     --------     --------     --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property, plant and
     equipment..............................     (23,046)     (27,827)     (17,583)      (8,623)     (17,789)
  Funds used for construction...............       1,327           --           --           --           --
  Proceeds from property, plant and
     equipment disposals....................       1,681          799          473           49          180
  Proceeds from sales of marketable
     securities, net........................          --          788           --           --           --
  Other.....................................         129           25          (17)          68           63
                                                --------     --------     --------     --------     --------
          Net cash used in investing
            activities......................     (19,909)     (26,215)     (17,127)      (8,506)     (17,546)
                                                --------     --------     --------     --------     --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from borrowings..................          --           --           --           --        2,725
  Repayment of long-term debt...............        (881)        (481)        (533)          36          722
  Net increase (decrease) in revolving note
     borrowings with original maturity of 90
     days or less...........................     (14,884)      14,040      (19,540)       9,424       35,900
  Purchase of stock for treasury............     (12,175)      (4,955)      (9,998)      (4,630)      (1,808)
  Cash dividends............................      (1,673)      (1,749)      (1,707)        (868)        (844)
  Proceeds from exercise of employee stock
     options................................       6,491        1,499        1,500           --          676
  Other.....................................      (3,911)         456       (1,432)         992          (25)
                                                --------     --------     --------     --------     --------
Net cash provided by (used in) financing
  activities................................     (27,033)       8,810      (31,710)       4,954       37,346
                                                --------     --------     --------     --------     --------
     Net increase (decrease) in cash and
       cash equivalents.....................       1,904       (6,296)       1,817       (4,102)      (1,972)
Cash and cash equivalents at beginning of
  year......................................      12,499       14,403        8,107        8,107        9,924
                                                --------     --------     --------     --------     --------
Cash and cash equivalents at end of year....    $ 14,403     $  8,107     $  9,924     $  4,005     $  7,952
                                                ========     ========     ========     ========     ========

        The accompanying notes are an integral part of these statements.

                   PLY GEM INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Ply Gem Industries, Inc. ("Ply Gem") through its subsidiaries (the "Company") operates predominantly in one industry segment, which consists of the manufacture and sale of vinyl siding, wood and vinyl-framed windows, doors, skylights, prefinished decorative plywood and decorator wall and floor coverings, furniture components, pressure-treated wood products and the distribution of other products for the building products and home improvement markets.

  Principles of Consolidation

     The consolidated financial statements include the accounts of Ply Gem Industries, Inc. and its wholly-owned subsidiaries after eliminating all significant intercompany accounts and transactions. Certain prior year items have been reclassified to conform to 1996 presentation.

  Cash and Cash Equivalents

     Cash and cash equivalents include cash on hand and temporary investments having an original maturity of three months or less.

  Inventories

     Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out (FIFO) method.

  Long-Lived Assets

     (a) Property, Plant and Equipment

     Owned property, plant and equipment are depreciated over the estimated useful lives of the assets using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Service lives for principal assets are 5 to 35 years for buildings and improvements and 3 to 12 years for machinery and equipment.

     Leasehold improvements are amortized on a straight-line basis over their respective lives or the terms of the applicable leases, including expected renewal options, whichever is shorter. Capitalized leases are amortized on a straight-line basis over the terms of the leases or their economic useful lives.

     (b) Patents and Trademarks

     Purchased patents and trademarks are recorded at appraised value at the time of the business acquisition and are being amortized on a straight-line basis over their estimated remaining economic lives; thirteen to seventeen years for patents and thirty years for trademarks.

     (c) Cost in Excess of Net Assets Acquired and Other Intangibles

     Cost in excess of net assets acquired is being amortized from twenty to thirty years on a straight-line basis. Other intangibles, which arose primarily from the allocation of purchase prices of businesses acquired, are being amortized on a straight-line basis over thirty-nine years.

     The Company annually evaluates the carrying value of its long-lived assets to evaluate whether changes have occurred that would suggest that the carrying amount of such assets may not be recoverable based on the estimated future undiscounted cash flows of the businesses to which the assets relate. Any impairment loss would be equal to the amount by which the carrying value of the assets exceed its fair value.

                   PLY GEM INDUSTRIES, INC. AND SUBSIDIARIES

  Income Taxes

     Deferred income tax liabilities and assets reflect the tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and net operating loss and credit carryforwards. These differences are classified as current or noncurrent based upon the classification of the related asset or liability. Deferred income tax assets, such as benefits related to net operating loss and credit carryforwards, are recognized to the extent that such benefits are more likely than not to be realized.

  Financial Instruments

     The Company utilizes various financial instruments to manage interest rate risk associated with its borrowings. Interest rate swap agreements modify the interest characteristics of a portion of the Company's debt. Amounts to be paid or received under interest rate swap agreements are accrued as interest rates change and are recognized over the life of the swap agreements as an adjustment to interest expense. Interest rate caps are used to lock in a maximum interest rate if rates rise, but enables the Company to otherwise pay lower market rates. The cost of interest rate cap agreements are amortized to interest expense over the life of the cap. Payments received as a result of the cap agreements reduce interest expense. The unamortized costs of the cap agreements are included in other assets.

     The fair value for cash, receivables, accounts payable, and accrued liabilities approximate carrying amount because of the short maturity of these instruments. The fair value of long-term debt approximates its carrying amount, as the debt carries variable interest rates.

  Earnings (Loss) Per Share

     Earnings (loss) per share of common stock is computed by dividing net income (loss) by the weighted average number of common shares outstanding. Stock options have been excluded from the calculations as their effect would be anti-dilutive.

  Stock Based Compensation

     The Company grants stock options for a fixed number of shares to employees and directors with an exercise price equal to or greater than the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, the Company recognizes no compensation expense for the stock option grants.

  Customers

     The Company's products are distributed through an extensive network that includes major retail home center chains, specialty home remodeling distributors, lumber and building products wholesalers, professional contractors and Company operated distribution centers. The products are marketed predominately in the United States through Company sales personnel and independent representatives. One customer accounted for approximately 19% of the Company's net sales for the years ended December 31, 1996 and 1995 and approximately 14% in 1994.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                   PLY GEM INDUSTRIES, INC. AND SUBSIDIARIES

NOTE 2  ACCOUNTS RECEIVABLE

     The Company has a program which currently allows for the sale of up to $50 million of undivided fractional interests in a designated pool of eligible accounts receivable to a financial institution with limited recourse. The program expires in April 1998. At December 31, 1996 and 1995 respectively, the Company sold $45 and $42 million of receivables under this program. Program costs of $3,540,000, $3,205,000, and $1,892,000 are included in "other expense" for 1996, 1995 and 1994, respectively. $5,000,000, due from officer, was repaid subsequent to year end.

NOTE 3  INVENTORIES

     The classification of inventories at the end of each year was as follows:

                                                              1996             1995
                                                          ------------     ------------
        Finished goods..................................  $ 53,833,000     $ 54,530,000
        Work in progress................................     9,724,000       12,508,000
        Raw materials...................................    29,426,000       29,190,000
                                                          ------------     ------------
                                                          $ 92,983,000     $ 96,228,000
                                                          ============     ============

NOTE 4  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment at the end of each year consisted of the following:

                                                              1996             1995
                                                          ------------     ------------
        Land............................................  $  2,668,000     $  2,704,000
        Buildings and improvements......................    27,044,000       24,853,000
        Machinery and equipment.........................    94,912,000       78,830,000
        Transportation equipment........................     2,156,000        2,428,000
        Furniture and fixtures..........................    10,378,000       11,312,000
        Capital leases..................................    10,705,000        7,501,000
        Construction in progress........................     5,575,000        5,777,000
                                                          ------------     ------------
                                                           153,438,000      133,405,000
        Accumulated depreciation and amortization.......   (62,757,000)     (51,573,000)
                                                          ------------     ------------
                                                          $ 90,681,000     $ 81,832,000
                                                          ============     ============

     During the fourth quarter of 1995, the Company adopted SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and recorded a non cash pretax charge of $12.0 million ($7.6 million after tax) related to the write-down of certain long-lived assets. The charge consisted of a write-down of approximately $9.5 million related to the Company's information system and $2.5 million related primarily to certain machinery and equipment.

NOTE 5  INTANGIBLE AND OTHER ASSETS

     Accumulated amortization of cost in excess of net assets acquired and other intangible assets is $22,357,000 at December 31, 1996 and $19,917,000 at December 31, 1995.

     The balance sheet at December 31, 1996 includes notes receivable from an officer. The 1992 Note ($5,400,000 principal amount at December 31, 1996 including current maturities), has an average interest rate of 7.1% and is due in approximately equal annual installments through 2003. Under the terms of the note, principal and interest are forgiven upon the attainment of at least a 20% improvement in net income, as defined, compared to the prior year or at the discretion of the Board of Directors. Accordingly, the annual

                   PLY GEM INDUSTRIES, INC. AND SUBSIDIARIES installments for 1996 and 1994 were forgiven. The 1994 Note ($3,000,000 principal amount at December 31, 1996 including current maturities) and the 1995 Note ($5,000,000 principal amount at December 31, 1996) have interest rates which are the higher of the Company's average bank borrowing rate or the applicable Federal rate in effect for such period. They are payable in annual installments of $250,000 each with the final payments due December 31, 1998 and April 30, 2001, respectively. Furthermore, under the terms of the officer's employment agreement, the notes are forgiven upon the occurrence of a change in control of the Company or the permanent disability of the officer. The long-term portion of the 1992 and 1994 Notes are included in other assets. The 1995 Note has been reflected as a reduction of stockholders' equity since the officer may reduce the indebtedness through the Company's redemption of its shares which are owned by the officer.

NOTE 6  STOCKHOLDERS' EQUITY

     In addition to treasury stock, deductions from stockholders' equity consists of unamortized restricted stock of $919,000 and $1,069,000 at December 31, 1996 and 1995, respectively and notes receivable due from officer of $5,000,000 at December 31, 1996 and 1995. See Note 5.

NOTE 7  SUPPLEMENTAL CASH FLOW INFORMATION

     Supplemental cash flow information for the years ended December 31 is as follows:

                                                        1996           1995           1994
                                                     -----------    -----------    -----------
    Interest paid (net of $453,000 capitalized in
      1996, $746,000 in 1995 and $323,000 in
      1994)........................................  $ 6,609,000    $ 5,887,000    $ 5,546,000
                                                      ----------     ----------     ----------
    Income taxes paid..............................  $ 6,939,000    $   872,000    $ 2,819,000
                                                      ==========     ==========     ==========

     Noncash financing activities involve the issuance of common stock upon conversion of $49,963,000 of the Company's Debentures in 1994 and in 1996 the Company acquired approximately $3.2 million of equipment under capital leases.

NOTE 8  LONG-TERM DEBT

     The composition of long-term debt at the end of each year was as follows:

                                                                    1996            1995
                                                                ------------    ------------
    Revolving credit facility expiring in 1999................  $ 66,000,000    $ 85,540,000
    Industrial Development Revenue Bonds maturing at various
      dates to 2012, generally at floating interest rates
      which are reset periodically (6.0% weighted average
      interest rate for 1996).................................     7,561,000       7,955,000
    Other.....................................................        34,000          45,000
                                                                 -----------     -----------
                                                                  73,595,000      93,540,000
    Less current maturities...................................       429,000         405,000
                                                                 -----------     -----------
                                                                $ 73,166,000    $ 93,135,000
                                                                 ===========     ===========

     The Company has a revolving credit facility with a syndicate of banks, which provides financing of up to $200 million through February 1999. Interest on borrowings are at varying rates based, at the Company's option, on the London Interbank Offered Rate (LIBOR) plus a spread or the bank's prime rate. The Company pays a facility fee quarterly which, based on a formula, averaged .42% of the committed amount during 1996. The average weighted interest rate on the credit facility for the year 1996 and 1995 was 6.7% and 6.9%, respectively (6.3% and 7.0% at December 31, 1996 and 1995, respectively). The credit facility includes customary covenants, including covenants limiting the Company's ability to pledge assets or incur liens on assets and financial covenants requiring among other things, the Company to maintain a specified leverage

                   PLY GEM INDUSTRIES, INC. AND SUBSIDIARIES ratio, fixed charge ratio and tangible net worth levels. In addition, the amount of annual dividends the Company can pay is limited based on a formula. At December 31, 1996 $2,800,000 was available for payments of dividends in 1997. Borrowings under this credit facility are collateralized by the common stock of the Company's principal subsidiaries.

     The Company periodically enters into interest rate swap and cap agreements as a hedge against interest rate exposure of its floating rate bank debt. In 1996, the Company entered into $75 million of interest rate swap agreements, whereby the Company will pay the counterparties interest at a fixed rate of 5.53% and the counterparties will pay the Company interest at a floating rate equal to one month LIBOR for a two year period ending December 3, 1998. At the option of the counterparties, the termination date may be extended to December 3, 1999 upon notice to the Company. The Company also entered into $75 million of interest rate cap agreements which entitles the Company to receive from the counterparties on a monthly basis an amount by which the Company's interest payments on $75 million of its floating rate debt exceed 7% during the period December 5, 1998 to December 5, 1999.

     Future maturities of long-term debt, for the years 1997 through 2001, are:
1997 -- $429,000; 1998 -- $446,000; 1999 -- $66,476,000; 2000 -- $495,000 and
2001 -- $525,000. The net book value of property, plant and equipment pledged as collateral under industrial revenue bonds was approximately $6,751,000 at December 31, 1996.

NOTE 9  INCOME TAXES

     The income tax provision (benefit) for the years ended December 31 consisted of the following:

                                                 1996           1995             1994
                                              -----------    -----------     ------------
        Federal
          Current...........................  $ 4,163,000    $(7,485,000)    $ (6,195,000)
          Deferred..........................    3,075,000      4,172,000       (7,353,000)
        Foreign.............................       13,000          7,000          (21,000)
        State and local
          Current...........................    1,243,000        800,000          903,000
          Deferred..........................      264,000       (528,000)        (714,000)
                                               ----------    -----------     ------------
                                                8,758,000     (3,034,000)     (13,380,000)
          Tax benefit from exercise of stock
             options........................      367,000        174,000        9,962,000
                                               ----------    -----------     ------------
          Actual tax provision (benefit)....  $ 9,125,000    $(2,860,000)    $ (3,418,000)
                                               ----------    -----------     ------------

                   PLY GEM INDUSTRIES, INC. AND SUBSIDIARIES

     The significant components of the Company's deferred tax assets and liabilities as of December 31, 1996 and 1995 are as follows:

                                                                   1996            1995
                                                                -----------     -----------
    Net deferred tax assets (liabilities) -- current:
      Nonrecurring charge.....................................  $   397,000     $ 1,917,000
      Allowance for bad debts.................................    1,765,000       1,567,000
      Accrued expenses deductible for tax purposes when
         paid.................................................    3,682,000       2,775,000
      State and local net operating loss and tax credit
         carryforwards........................................    2,465,000       1,747,000
      Other...................................................     (227,000)         47,000
                                                                -----------     -----------
         Total deferred tax assets............................    8,082,000       8,053,000
         Valuation allowance for deferred tax assets..........   (1,104,000)       (897,000)
                                                                -----------     -----------
         Net deferred tax current assets......................  $ 6,978,000     $ 7,156,000
                                                                -----------     -----------
    Net deferred tax liabilities (assets) -- noncurrent:
      Write-down of long-lived assets.........................  $(2,242,000)     (4,107,000)
      Nonrecurring charge.....................................     (395,000)     (1,073,000)
      Accelerated depreciation................................    7,500,000       6,557,000
      State net operating loss and credit carryforwards.......     (916,000)             --
      Accrued expenses deductible for tax purposes when
         paid.................................................   (2,254,000)     (2,318,000)
      Income not recognized for book purposes.................     (595,000)       (671,000)
      Other...................................................    1,522,000       1,070,000
                                                                -----------     -----------
         Net deferred tax noncurrent liabilities (assets).....  $ 2,620,000     $  (542,000)
                                                                ===========     ===========

     As of December 31, 1996, the Company has deferred tax assets largely attributable to the 1995 write-down of long-lived assets (see Note 4) and various state net operating loss and tax credit carryforwards. Deferred tax assets, net of the valuation reserve, are expected to be realized through future taxable income and from the reversal of temporary differences.

     The actual income tax provision (benefit) varies from the Federal statutory rate applied to consolidated pretax income (loss) as follows:

                                                      1996           1995            1994
                                                   ----------     -----------     -----------
    Income taxes at Federal statutory rate of
      35%........................................  $6,853,000     $(3,592,000)    $(4,182,000)
    Increases resulting from State and local
      income taxes net of Federal income tax
      benefit....................................   1,080,000         177,000         123,000
      Amortization of cost in excess of net
         assets acquired.........................     534,000         478,000         509,000
      Other -- net...............................     658,000          77,000         132,000
                                                   ----------     -----------     -----------
      Actual tax provision (benefit).............  $9,125,000     $(2,860,000)    $(3,418,000)
                                                   ==========     ===========     ===========

NOTE 10  RETIREMENT PLANS

     The Company provides retirement benefits to certain of its salaried and hourly employees through non-contributory defined benefit pension plans. The benefits provided are primarily based upon length of service and compensation, as defined. The Company funds the plans in amounts as actuarially determined and to the extent deductible for federal income tax purposes. The pension plan assets are invested in a diversified portfolio of common stock and fixed income securities.

                   PLY GEM INDUSTRIES, INC. AND SUBSIDIARIES

     The components of pension expense are as follows:

                                                           1996         1995          1994
                                                        ----------   -----------   ----------
    Service cost -- benefits earned in current year...  $1,032,000   $ 1,013,000   $1,044,000
    Interest cost on projected benefit obligation.....     983,000       923,000      782,000
    Income earned on plan assets......................    (643,000)   (1,053,000)    (866,000)
    Net amortization and deferral.....................    (317,000)      200,000       28,000
                                                        ----------   -----------   ----------
                                                        $1,055,000   $ 1,083,000   $  988,000
                                                        ==========   ===========   ==========

     Assumptions used in the computation of net pension expense are as follows:

                                                                      1996     1995     1994
                                                                      ----     ----     ----
    Weighted average discount rate for plan obligations.............   8.0%     8.0%     8.0%
    Rate of future compensation increases...........................   5.0      5.0      5.0
    Weighted average rate of return on plan assets..................   8.8      8.8      8.8

     The reconciliation of the funded status of the plans at year end follows:

                                                                   1996            1995
                                                                -----------     -----------
    Accumulated benefit obligation:
      Vested..................................................  $11,200,000     $10,595,000
      Nonvested...............................................      572,000         676,000
                                                                -----------     -----------
    Total.....................................................   11,772,000      11,271,000
    Projected salary increases................................    2,050,000       1,793,000
                                                                -----------     -----------
    Projected benefit obligation..............................   13,822,000      13,064,000
    Plan assets at fair value.................................   12,883,000      12,088,000
                                                                -----------     -----------
    Assets less than projected benefit obligation.............     (939,000)       (976,000)
    Unrecognized net (gain) loss..............................   (1,053,000)     (1,111,000)
    Unrecognized prior service cost...........................    1,656,000       1,742,000
    Unrecognized transition cost..............................      120,000         158,000
    Additional liability......................................   (1,403,000)     (1,623,000)
                                                                -----------     -----------
    Accrued pension...........................................  $(1,619,000)    $(1,810,000)
                                                                ===========     ===========

     The Company maintains a discretionary profit sharing plan with a voluntary 401(k) option for certain of its salaried and hourly employees who vest after meeting certain minimum age and service requirements. Profit sharing plan expense, including the Company's 401(k) match was $2,243,000, $1,371,000 and $2,636,000 for 1996, 1995 and 1994, respectively. The contributions consisted of the Company's common stock.

NOTE 11  NONRECURRING CHARGES

     During 1994, the Company recorded nonrecurring charges of $41.0 million ($25.7 million after tax), consisting of approximately $29.1 million related to a restructuring program and $11.9 million for unusual items primarily consisting of the write down of certain intangible assets and discontinued products.

                   PLY GEM INDUSTRIES, INC. AND SUBSIDIARIES

     The status of the components of the restructuring provision at the end of the year was:

                                               BALANCE AT            1996           BALANCE AT
                                            DECEMBER 31, 1995      ACTIVITY      DECEMBER 31, 1996
                                            -----------------     ----------     -----------------
    Consolidation and closure of
      facilities, including severance and
      related costs.......................     $ 7,779,000        $5,663,000        $ 2,116,000
    Other, including lease termination
      expenses and costs to execute the
      restructuring program...............         235,000           235,000                 --
                                                ----------        ----------         ----------
                                               $ 8,014,000*       $5,898,000        $ 2,116,000*
                                                ==========        ==========         ==========

---------------

* The following amounts are included in the consolidated balance sheet at December 31, 1996 and 1995, respectively under the captions: "accrued restructuring" ($1.1 and $4.5 million), "other liabilities" ($.8 and $3.1 million), property, plant and equipment" (reduction of $.1 and $.2 million), and "various other asset accounts" (reduction of $.1 and $.2 million).

NOTE 12  STOCK PLANS

     The Company's stock plans authorize the granting of incentive and non-qualified stock options and restricted stock to executives, key employees and directors of the Company. Stock options are granted at prices not less than the fair market value on the date of grant. Option terms, vesting and exercise periods vary except that the term of an option may not exceed ten years. Certain options provide, among other things, that in the event of a change in control, as defined, such options will become immediately exercisable. At December 31, 1996, approximately 531,000 shares were available for future grants under the Company's plans.

     In 1991, the Company granted 250,000 shares of restricted stock to an executive officer of the Company. The restrictions on these shares will be released at the rate of 25,000 shares per year upon the attainment of certain performance goals and the continued employment of the officer. These goals were attained in 1994 and 1996. The restrictions will be released in the event of a change in control of the Company. The unamortized restricted stock resulting from this stock award has been deducted from stockholders' equity and is being amortized over the periods earned.

     The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock Based Compensation". Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost been determined based on the fair value at the grant date for stock option awards in 1995 and 1996 consistent with the provision of SFAS No. 123, the Company's net loss and loss per share for 1995 would have been increased by approximately $2,100,000 or $.15 per share, respectively and net income and earnings per share for 1996 would have been decreased by approximately $3,800,000 or $.27 per share, respectively. During the initial phase-in period of SFAS No. 123, such compensation may not be representative of the future effects of applying this statement.

     The weighted average fair value at date of grant for options granted during 1996 and 1995 was $4.11 and $4.99 per option, respectively. The fair value of each option at date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions for grants in 1996 and 1995, respectively: expected stock price volatility 35% and 39%; expected lives of options of six and three years; expected dividend rate of $.12 per year and risk free interest rate of 6.26% and 5.81%. The pro forma effect for

                   PLY GEM INDUSTRIES, INC. AND SUBSIDIARIES

1995 does not take into account grants made prior to 1995. Information regarding these option plans for 1996, 1995 and 1994 is as follows:

                                                          1996                 1995
                                                   ------------------   ------------------
                                                            WEIGHTED-            WEIGHTED-
                                                             AVERAGE              AVERAGE     1994
                                                            EXERCISE             EXERCISE    ------
                                                   SHARES     PRICE     SHARES     PRICE     SHARES
                                                   ------   ---------   ------   ---------   ------
                                                                (SHARES IN THOUSANDS)
    Options outstanding beginning of year........  4,926     $ 14.10    4,479     $ 11.77     5,604
    Exercised....................................   (216)       9.34     (167)       9.21    (2,672)
    Granted......................................  1,436       13.10      776       16.18     1,589
    Cancelled or forfeited.......................   (489)      17.64     (162)      20.13       (42)
                                                   -----      ------    -----      ------    ------
    Options outstanding end of year..............  5,657     $ 13.72    4,926     $ 14.10     4,479
                                                   =====      ======    =====      ======    ======

     The following table summarizes information about stock options outstanding at December 31, 1996:

                                                  OPTIONS OUTSTANDING
                                         -------------------------------------     OPTIONS EXERCISABLE
                                                        WEIGHTED-                -----------------------
                                                         AVERAGE     WEIGHTED-                 WEIGHTED-
                                           NUMBER       REMAINING     AVERAGE      NUMBER       AVERAGE
                 RANGE OF                OUTSTANDING   CONTRACTUAL   EXERCISE    EXERCISABLE   EXERCISE
              EXERCISE PRICES            AT 12/31/96      LIFE         PRICE     AT 12/31/96     PRICE
    -----------------------------------  -----------   -----------   ---------   -----------   ---------
                                                              (SHARES IN THOUSANDS)
    $ 6.63  to $ 9.75..................       258        4 years      $  8.62         258       $  8.62
    $10.25  to $13.75..................     3,407        6 years        11.73       3,097         11.66
    $14.25  to $18.875.................       926        7 years        16.21         926         16.21
    $19.125 to $20.125.................     1,066        8 years        19.14       1,066         19.14
                                            -----                                   -----
                                            5,657                                   5,347
                                            =====                                   =====

NOTE 13  COMMITMENTS AND CONTINGENCIES

  Leases

     The Company leases certain of its manufacturing, distribution and office facilities as well as some transportation and manufacturing equipment under noncancellable leases expiring at various dates through the year 2017. Certain real estate leases contain escalation clauses and generally provide for payment of various occupancy costs.

     Minimum future lease obligations on noncancellable leases in effect at December 31, 1996 are as follows:

                                                                  CAPITAL        OPERATING
                                                                  LEASES          LEASES
                                                                -----------     -----------
    Year ending December 31,
      1997....................................................  $ 1,115,000     $11,912,000
      1998....................................................    1,161,000      10,889,000
      1999....................................................    1,143,000       9,819,000
      2000....................................................      138,000       8,013,000
      2001....................................................       32,000       7,139,000
      Subsequent years through 2017...........................    7,000,000      43,816,000
                                                                -----------     -----------
    Net minimum lease payments................................   10,589,000     $91,588,000
    Amount representing interest..............................      407,000
                                                                -----------
    Present value of net minimum lease payments (including
      $951,000 payable within one year).......................  $10,182,000
                                                                ===========

                   PLY GEM INDUSTRIES, INC. AND SUBSIDIARIES

     Rental expense for operating leases amounted to approximately $19,645,000 in 1996, $19,883,000 in 1995 and $19,993,000 in 1994.

  Hoover Treated Wood Products, Inc.

     Hoover Treated Wood Products, Inc. ("Hoover"), a wholly-owned subsidiary of Ply Gem, is a defendant in a number of lawsuits alleging damage caused by alleged defects in certain pressure treated interior wood products. Hoover has not manufactured or sold these products since August, 1988. The number of lawsuits pending has declined significantly from earlier periods. Most of the suits have been resolved by dismissal or settlement with settlements being paid out of insurance proceeds or other third party recoveries. Hoover and Ply Gem are vigorously defending the suits which remain pending and defense and indemnity costs are being paid out of insurance proceeds and proceeds from a settlement by Hoover with suppliers of material used in the production of interior treated wood products.

     Hoover and Ply Gem have engaged in coverage litigation with their insurers and have settled their coverage claims with a majority of the insurers. Ply Gem believes that the remaining coverage disputes will be resolved on a satisfactory basis and a substantial amount of additional coverage will be available to Hoover. In reaching this belief, it has analyzed Hoover's insurance coverage and the status of the coverage litigation, considered its history of settlements with primary and excess insurers and consulted with counsel.

     Hoover has recorded a receivable at December 31, 1996 for approximately $8.9 million for the estimated proceeds and recoveries related to insurance matters discussed above and recorded an accrual for the same amount for its estimated cost to resolve those matters not presently covered by existing settlements with insurance carriers and suppliers.

     In evaluating the effect of the lawsuits, a number of factors have been considered, including: the litigation history, the significant decline in the number of cases, the availability of various legal defenses and the likely availability of proceeds from additional insurance. Based on its evaluation, the Company believes that the ultimate resolution of the lawsuits and the insurance claims will not have a material effect upon the financial position of the Company.

LETTERS OF CREDIT

     At December 31, 1996 approximately $20 million of letters of credit issued by the Company's banks were outstanding, principally in connection with certain financing transactions.

  Other

     Ply Gem and its subsidiaries are subject to legal actions from time to time which have arisen in the ordinary course of its business. In the opinion of management, the resolution of these claims will not materially affect the financial position of the Company. The Company has various commitments for the purchase of materials arising in the ordinary course of business.

                   PLY GEM INDUSTRIES, INC. AND SUBSIDIARIES

NOTE 14  QUARTERLY RESULTS (UNAUDITED)

                                           1ST QUARTER     2ND QUARTER     3RD QUARTER     4TH QUARTER
                                           -----------     -----------     -----------     -----------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
    Year Ended December 31, 1996:
      Net Sales..........................   $ 142,018       $ 212,079       $ 230,143       $ 190,688
      Gross Profit.......................      20,514          42,694          49,423          35,873
      Income (loss) Before Taxes.........      (4,753)          7,559          12,924           3,849
      Net Income (Loss)..................      (2,638)          4,157           6,915           2,020
      Per Share:
         Primary.........................        (.18)            .28             .45             .15
         Fully Diluted...................        (.18)            .28             .45             .15
    Year Ended December 31, 1995:
      Net Sales..........................   $ 162,934       $ 203,265       $ 210,973       $ 178,026
      Gross Profit.......................      24,862          34,149          37,444          28,191
      Income (loss) Before Taxes(1)            (4,594)          1,618           4,365         (11,651)
      Net Income (Loss)..................      (2,665)          1,028           2,276          (8,041)
      Per Share:
         Primary.........................        (.18)            .07             .16            (.56)
         Fully Diluted...................        (.18)            .07             .16            (.56)

---------------

(1) After charge of $12.0 million for the impairment of assets in the fourth quarter. See Note 4 to the consolidated financial statements.

     Earnings (loss) per share calculations for each of the quarters presented are based on the weighted average number of shares and common equivalent shares outstanding during such periods. The sum of the quarters may not necessarily be equal to the full year earnings per share amounts.

NOTE 15  INTERIM FINANCIAL STATEMENTS (UNAUDITED)

     A. The unaudited financial statements presented for the six months ended June 30, 1997 and 1996 have been prepared without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations.

     These statements include all adjustments, consisting only of normal recurring accruals, considered necessary for a fair presentation of financial position and results of operations. The financial statements included herein should be read in conjunction with the financial statements and notes thereto included in the latest annual report on Form 10-K.

     B. On July 24, 1997, Ply Gem Industries, Inc. (the "Company") entered into an Agreement and Plan of Merger ("Agreement") with Nortek, Inc. ("Nortek") and its subsidiary, NTK SUB, Inc. (the "Purchaser") pursuant to which Nortek commenced on July 29, 1997, a tender offer to purchase all of the outstanding shares of the Company for cash consideration of $19.50 per share. The Agreement is subject to customary conditions, including the tender of a majority of the outstanding shares, regulatory approvals and the receipt of financing. Also on July 24, 1997, the Company has terminated its merger agreement with Atrium Acquisition Holdings Corp. (Atrium), an affiliate of Hicks, Muse, Tate & Furst Incorporated. As a result, the Company paid $12 million to Atrium which was funded by the issuance of 640,000 shares of the Company's stock to Nortek for the same amount.

                   PLY GEM INDUSTRIES, INC. AND SUBSIDIARIES

     C. The major classes of inventories were as follows:

                                                               JUNE 30,     DECEMBER 31,
                                                                 1997           1996
                                                               --------     ------------
                                                                    (IN THOUSANDS)
        Finished goods.......................................  $ 61,696       $ 53,833
        Work in process......................................    13,837          9,724
        Raw materials........................................    34,917         29,426
                                                               --------        -------
                                                               $110,450       $ 92,983
                                                               ========        =======

     D. Earnings per share of common stock is computed by dividing net income by the weighted average number of common shares outstanding. Earnings per share for the second quarter of 1997 and 1996 is calculated using the modified treasury stock method, which limits the assumed purchase of treasury shares to 20% of the outstanding common shares.

     In February 1997, the Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share", which is effective for financial statements for both interim and annual periods ending after December 15, 1997. Early adoption of the new standard is not permitted. The new standard eliminates primary and fully diluted earnings per share and requires presentation of basic and diluted earnings per share together with disclosure of how the per share amounts were computed. Adoption of the new standard would not have had a material effect on earnings per share for the three and six month periods ended June 30, 1997.

     E. Supplemental cash flow information for the six month periods are as follows:

                                                                    JUNE 30,     JUNE 30,
                                                                      1997         1996
                                                                    --------     --------
                                                                       (IN THOUSANDS)
        Interest paid.............................................   $3,300       $3,156
        Income taxes paid.........................................    1,098          387

     F. The accumulated amortization of cost in excess of net assets acquired and other intangible assets are $23,502,000 at June 30, 1997 and $22,357,000 at December 31, 1996.

     G. The Company's loan agreements with its banks require the Company to maintain a specified leverage ratio, fixed charge ratio and tangible net worth levels and maintain certain financial ratios, among its provisions. Under the most restrictive of these covenants, at June 30, 1997 approximately $1,900,000 of retained earnings was available for the payment of dividends in 1997.

     H. During the second quarter of 1997, the Board of Directors adopted resolutions providing for severance payments in the event of a change in control and subsequent termination, as defined, to certain designated employees of the Company. At June 30, 1997, the maximum amount payable would be approximately $5 million.

     I. Hoover Treated Wood Products, Inc. ("Hoover"), a wholly-owned subsidiary of Ply Gem Industries, Inc. ("Ply Gem"), is a defendant in a number of lawsuits alleging damage caused by alleged defects in certain pressure treated interior wood products. Hoover has not manufactured or sold these products since August, 1988. The number of lawsuits pending has declined significantly from earlier periods. Most of the suits have been resolved by dismissal or settlement with settlements being paid out of insurance proceeds or other third party recoveries. Hoover and Ply Gem are vigorously defending the suits which remain pending and defense and indemnity costs are being paid out of insurance proceeds and proceeds from a settlement by Hoover with suppliers of material used in the production of interior treated wood products. Hoover and Ply Gem have engaged in coverage litigation with their insurers and have settled their coverage claims with a majority of the insurers. Ply Gem believes that the remaining coverage disputes will be resolved on a satisfactory basis and a

                   PLY GEM INDUSTRIES, INC. AND SUBSIDIARIES substantial amount of additional coverage will be available to Hoover. In reaching this belief, it has analyzed Hoover's insurance coverage and the status of the coverage litigation, considered its history of settlements with primary and excess insurers and consulted with counsel.

     Hoover has recorded a receivable at June 30, 1997 for approximately $7.5 million for the estimated proceeds and recoveries related to insurance matters discussed above and recorded an accrual for the same amount for its estimated cost to resolve those matters not presently covered by existing settlements with insurance carriers and suppliers.

     In evaluating the effect of the lawsuits, a number of factors have been considered, including, the litigation history, the significant decline in the number of cases, the availability of various legal defenses and the likely availability of proceeds from additional insurance. Based on its evaluation, the Company believes that the ultimate resolution of the lawsuits and the insurance claims will not have a material effect upon the financial position of the Company.

     Two purported stockholders of the Company, filed a complaint in Delaware Chancery Court against the Company and its Board of Directors ("Board"). The complaint purports to be brought on behalf of a class consisting (with certain exceptions) of all stockholders of the Company, and challenges as inadequate to such stockholders the consideration to be paid in connection with the merger agreement with Atrium (that has subsequently been terminated in connection with the execution of the July 24, 1997 agreement with Nortek referred to in Note 2). The complaint alleges, among other things, that the proposed price to be paid pursuant to the merger agreement with Atrium is inadequate, and that the Board breached their fiduciary duties in agreeing to it. The Company and its Board believe the complaint to be without merit.

======================================================

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE INITIAL PURCHASERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE NOTES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE NOTES TO ANYONE OR BY ANYONE IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT WOULD BE UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN A CHANGE IN THE INFORMATION SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Incorporation of Certain Documents by
  Reference...........................    3
Available Information.................    3
Prospectus Summary....................    4
Risk Factors..........................   20
The Acquisition.......................   25
Use of Proceeds.......................   27
Capitalization........................   28
Unaudited Pro Forma Condensed
  Consolidated Financial Data.........   29
Selected Financial Data of Nortek.....   38
Selected Financial Data of Ply Gem....   40
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   42
Business..............................   52
Management............................   59
Description of Notes..................   61
The Exchange Offer....................   87
Description of Other Obligations......   95
Certain Federal Tax Considerations....   97
Plan of Distribution..................  100
Legal Matters.........................  100
Independent Auditors..................  100
Index to Financial Statements.........  F-1

======================================================
======================================================
                                  NORTEK, INC.
                                 EXCHANGE OFFER

                                  $310,000,000

                     9 1/8% SERIES B SENIOR NOTES DUE 2007

                      ------------------------------------
                                   PROSPECTUS
                      ------------------------------------

                                           , 1997
======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law ("DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or
(iv) for any transaction from which the director derived an improper personal benefit.

     The Company's Certificate of Incorporation provides that its Directors shall not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director except to the extent that exculpation from liabilities is not permitted under the DGCL as in effect at the time such liability is determined. The Company's By-Laws further provide that Registrant shall indemnify its directors and officers to the fullest extent permitted by the DGCL.

     The directors and officers of the Company are covered under directors' and officers' liability insurance policies maintained by the Company.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) EXHIBITS

        EXHIBIT
        NUMBER                                    DESCRIPTION
        ------     --------------------------------------------------------------------------
          1        Purchase Agreement dated August 21, 1997 regarding the issuance and sale of the Notes between Nortek, Inc., Wasserstein Perella Securities, Inc.
                   and Bear, Stearns & Co. Inc.
          2.1      Agreement and Plan of Merger dated July 24, 1997 among Nortek, NTK Sub,
                   Inc. and Ply Gem Industries, Inc. (Exhibit 2.1 to Form 8-K filed on July
                   29, 1997, File No. 1-6112.)
          2.2      Amendment No. 1 dated as of September 2, 1997 to Agreement and Plan of
                   Merger dated July 24, 1997 among Nortek, Inc., NTK Sub, Inc. and Ply Gem
                   Industries, Inc. (Exhibit 2.2 to Form 8-K filed September 10, 1997, File
                   No. 1-6112.)
          2.3      Stock Purchase Agreement dated July 24, 1997 between Nortek, Inc. and Ply
                   Gem Industries, Inc. (Exhibit 2.3 to Form 8-K filed July 29, 1997, File
                   No. 1-6112)
          4.1      Indenture dated as of August 26, 1997 between Nortek, Inc. and State
                   Street Bank and Trust Company, as Trustee.
          4.2      Registration Rights Agreement dated as of August 26, 1997 between Nortek,
                   Inc. and the Initial Purchasers.
          5        Opinion of Ropes & Gray regarding the validity of the Series B Senior
                   Notes due 2007.
         12        Schedule regarding computation of ratio of earnings to fixed charges.
         23.1      Consent of Arthur Andersen LLP.
         23.2      Consent of Grant Thornton LLP.
         23.3      Consent of Ropes & Gray (included in Exhibit 5).
         24        Powers of Attorney (included on signature page hereto).
         25        Statement of Eligibility of Trustee.
         99.1      Form of Letter of Transmittal used in connection with the Exchange Offer.
         99.2      Form of Notice of Guaranteed Delivery used in connection with The Exchange
                   Offer.

ITEM 22.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer of controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by any such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, (10)(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Providence, State of Rhode Island, on the 30th day of September, 1997.

                                          NORTEK, INC.

                                          By: /s/ RICHARD L. BREADY
                                            ------------------------------------
                                            Name: Richard L. Bready
                                            Title: Chairman, President and
                                               Chief Executive Officer

                               POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby authorizes Richard L. Bready, Almon C. Hall and Kevin W. Donnelly or any of them, severally, with full power of substitution, to execute in the name and on behalf of such person any amendment (including any post-effective amendment) to this Registration Statement and to file the same, with exhibits thereto, and other documents in connection therewith, making such changes in this Registration Statement as the person(s) so acting deems appropriate, and appoints each of such persons, each with full power of substitution, attorney-in-fact to sign any amendment (including any post-effective amendment to this Registration Statement and to file the same, with exhibits thereto, and other documents in connection therein.

                SIGNATURE                                TITLE                      DATE
------------------------------------------   -----------------------------  ---------------------

          /s/ RICHARD L. BREADY              Chairman, President and Chief     September 30, 1997
------------------------------------------   Executive Officer (Principal
            Richard L. Bready                     Executive Officer)

            /s/ ALMON C. HALL                 Vice President, Controller       September 30, 1997
------------------------------------------   and Chief Accounting Officer
              Almon C. Hall                      (Principal Accounting
                                                       Officer)

          /s/ RICHARD J. HARRIS              Vice President, Treasurer and     September 30, 1997
------------------------------------------   Director (Principal Financial
            Richard J. Harris                          Officer)

                                                       Director
------------------------------------------
             Phillip L. Cohen

           /s/ WILLIAM I. KELLY                        Director                September 30, 1997
------------------------------------------
             William I. Kelly

            /s/ J. PETER LYONS                         Director                September 30, 1997
------------------------------------------
              J. Peter Lyons

                                 EXHIBIT INDEX

                                                                                     SEQUENTIALLY
EXHIBIT                                                                                NUMBERED
NUMBER                                 DESCRIPTION                                      PAGES
------   ------------------------------------------------------------------------    ------------
  1      Purchase Agreement dated August 21, 1997 regarding the issuance and sale of the Notes between Nortek, Inc. and the Initial Purchasers.
  2.1    Agreement and Plan of Merger dated July 24, 1997 among Nortek, NTK Sub,
         Inc. and Ply Gem Industries, Inc. (Exhibit 2.1 to Form 8-K filed on July
         29, 1997, File No. 1-6112.)
  2.2    Amendment No. 1 dated as of September 2, 1997 to Agreement and Plan of
         Merger dated July 24, 1997 among Nortek, Inc., NTK Sub, Inc. and Ply Gem
         Industries, Inc. (Exhibit 2.2 to Form 8-K filed September 10, 1997, File
         No. 1-6112.)
  2.3    Stock Purchase Agreement dated July 24, 1997 between Nortek, Inc. and
         Ply Gem Industries, Inc. (Exhibit 2.3 to Form 8-K filed July 29, 1997,
         File No. 1-6112)
  4.1    Indenture dated as of August 26, 1997 between Nortek, Inc. and State
         Street Bank and Trust Company, as Trustee.
  4.2    Registration Rights Agreement dated as of August 26, 1997 between the
         Company and the Initial Purchasers.
  5      Opinion of Ropes & Gray regarding the validity of the Series B Senior
         Notes due 2007.
 12      Schedule regarding computation of ratio of earnings to fixed charges.
 23.1    Consent of Arthur Andersen LLP.
 23.2    Consent of Grant Thornton LLP.
 23.3    Consent of Ropes & Gray (included in Exhibit 5).
 24      Powers of Attorney (included on signature page hereto).
 25      Statement of Eligibility of Trustee.
 99.1    Form of Letter of Transmittal used in connection with the Exchange
         Offer.
 99.2    Form of Notice of Guaranteed Delivery used in connection with The
         Exchange Offer.